02 AUG 27 AM 8:23

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02049490

SUPPL

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
File No 82-4621

21.08.02

Dear Sirs,

Enclosed, please find the Offering Memorandum of ProSiebenSat.1 Media AG regarding the placement of Senior Notes with a volume of Euro 200 million on 24 July, 2002. This information is being furnished pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop

Catherine v. Knoop
Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1503

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

Enclosures:
Offering Memorandum of ProSiebenSat.1 Media AG as of 24 July, 2002.

ProSiebenSat.1 Media AG
Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-10
Fax +49 [89] 95 07-1122
www.ProSiebenSat1.com
info@ProSiebenSat1.com

ProSiebenSat.1 Media AG

Offering Memorandum
July 24, 2002

File No. 82-4621

€ 200,000,000
11.25% Senior Notes due 2009



OFFERING MEMORANDUM NOT FOR GENERAL DISTRIBUTION IN THE UNITED STATES

€200,000,000

ProSiebenSat.1 Media AG

11.25% Senior Notes due 2009

We are offering €200,000,000 aggregate principal amount of our 11.25% senior notes due 2009 (the "Notes"). We will pay interest on the Notes semi-annually on each July 31 and January 31, commencing January 31, 2003. We may redeem all or part of the Notes by paying a "make whole" premium at any time. At any time on or after July 31, 2006, we may redeem all or part of the Notes by paying a customary premium. In addition, on or prior to July 31, 2005 we may redeem up to 35% of the Notes with the net proceeds from specified equity offerings. If we sell assets under certain circumstances or experience specific changes of control, we must offer to repurchase the Notes from you.

The Notes will be unsecured, senior obligations and will rank equally with all of our existing and future unsecured senior debt.

This offering memorandum includes information on the terms of the Notes, including redemption and repurchase prices, covenants and transfer restrictions.

Application has been made to list the Notes on the Luxembourg Stock Exchange.

Investing in the Notes involves a high degree of risk. See "Risk Factors" beginning on page 9.

We have not registered the Notes under the U.S. federal securities laws or the securities laws of any state of the United States. The initial purchaser named below is offering the Notes only to qualified institutional buyers in accordance with Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and to persons outside the United States in accordance with Regulation S of the U.S. Securities Act ("Regulation S"). See "Notice to Investors and Transfer Restrictions" for additional information about eligible offerees and transfer restrictions.

Price: 96.512% plus accrued interest from the issue date.

We expect that the Notes will be made ready for delivery, in book-entry form through Euroclear and Clearstream, on or about July 29, 2002, against payment in immediately available funds.

Deutsche Bank

The date of this offering memorandum is July 24, 2002.

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IMPORTANT INFORMATION ABOUT THIS OFFERING MEMORANDUM

You should not assume that the information contained in this offering memorandum is accurate as of any date other than the date of this offering memorandum. The business, financial condition, results of operations and prospects of ProSiebenSat.1 Media AG (the "Issuer," and together with its consolidated subsidiaries, the "Group") or the Group may have changed since that date.

This offering memorandum is a document that the Issuer is providing only to prospective purchasers of the Notes. Each prospective purchaser is authorized to use this offering memorandum solely for the purpose of considering the purchase of the Notes described herein. You should read this offering memorandum before making a decision whether to purchase the Notes.

You are responsible for making your own examination of the Issuer and your own assessment of the merits and risks of investing in the Notes. You should consult with your own advisors as needed to assist you in making your investment decision and to advise you whether you are legally permitted to purchase the Notes. By purchasing the Notes, you will be deemed to have acknowledged that:

- you have reviewed this offering memorandum;
- you have had an opportunity to request all additional information that you need from the Issuer; and
- Deutsche Bank AG London (the "Initial Purchaser") is not responsible for, and does not make any representation to you concerning, the Issuer or the Group's future performance or the accuracy or completeness of this offering memorandum.

The Notes have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

The Notes are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S and within the United States to "qualified institutional buyers" ("QIBs") in reliance on Rule 144A. Prospective purchasers are hereby notified that the sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A. For a description of these and certain other restrictions on offers, sales and transfers of the Notes and the distribution of this offering memorandum, see "Notice to Investors and Transfer Restrictions."

The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC"), any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offence in the United States.

The Notes are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the U.S. Securities Act and applicable state securities laws pursuant to registration thereunder or exemption therefrom. You should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time.

This offering memorandum does not constitute an offer to sell or an invitation to subscribe for or purchase any of the Notes in any jurisdiction in which such offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation. Laws in certain jurisdictions may restrict the

distribution of this document and the offer and sale of the Notes. Persons into whose possession this offering memorandum or any of the Notes are delivered must inform themselves about and observe those restrictions. Each prospective purchaser of the Notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the Notes or possesses or distributes this document, and must obtain any consent, approval or permission required under any regulations in force in any jurisdiction to which it is subject or in which it purchases, offers or sells the Notes, and neither the Issuer nor the Initial Purchaser shall have any responsibility therefor.

The Issuer has summarized certain documents and other information, but refers you to the actual documents for a more complete understanding of what is discussed in this document. You should not consider any information in this document to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Notes. In making an investment decision, you must rely on your own examination of the Issuer's business and the terms of this offering and the Notes, including the merits and risks involved.

The Issuer accepts responsibility for the information contained in this offering memorandum. The Issuer has made all reasonable inquiries and confirms to the best of its knowledge, information and belief that the information contained in this offering memorandum with regard to it, its subsidiaries and affiliates and the Notes is true and accurate in all material respects, that the opinions and intentions expressed in this offering memorandum are honestly held and that the Issuer is not aware of any other facts the omission of which would make this offering memorandum or any statement contained herein misleading in any material respect.

The Issuer reserves the right to withdraw this offering of the Notes at any time. The Issuer and the Initial Purchaser also reserve the right to reject any offer to purchase the Notes in whole or in part for any reason or no reason and to allot to any prospective investor less than the full amount of Notes sought by it.

In connection with this issue, Deutsche Bank AG London may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no obligation on Deutsche Bank AG London to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

NOTICES TO CERTAIN EUROPEAN RESIDENTS

France. In France, the Notes may not be directly or indirectly offered or sold to the public, and offers and sales of the Notes will only be made in France to qualified investors or to a closed circle of investors acting for their own accounts, in accordance with Article L.411-2 of the French Code monétaire et financier (formerly Article 6-II of Ordinance no. 67-833 dated September 28, 1967), as amended, and Decree no. 98-880 dated October 1, 1998. Accordingly, this offering memorandum has not been submitted to the *Commission des Opérations de Bourse.* Neither this offering memorandum nor any other offering material may be distributed to the public in France.

Les titres ne pourront pas être offerts ou vendus directement ou indirectement au public en France et ne pourront l'être qu'à des investisseurs qualifiés ou à un cercle restreint d'investisseurs au sens de l'Article L.411-2 du Code monétaire et financier (anciennement article 6-II de l'Ordonnance no. 67-833 du 28 Septembre 1967), tel que modifié et du Décret no. 98-880 du 1er Octobre 1998. Par conséquent, ce prospectus n'a pas été soumis au visa de la Commission des Opérations de Bourse. Ni ce prospectus ni aucun autre document promotionnel ne pourront être communiqués au public en France.

Germany. The offering of the Notes is not a public offering in the Federal Republic of Germany. The Notes may be offered and sold in the Federal Republic of Germany only in accordance with the provisions of the German Securities Selling Prospectus Act *(Wertpapier-Verkaufsprospektgesetz)* and any other applicable German law.

Luxembourg. The Notes may not be offered in the Grand Duchy of Luxembourg except in circumstances where the requirements of Luxembourg law concerning public offerings of securities have been met.

The Netherlands. The Notes may not be offered, sold, transferred or delivered in the Netherlands as part of their initial distribution, or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or trade within the meaning of section 2 of the exemption regulation pursuant to the Netherlands Securities Market Supervision Act (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), which includes banks, securities firms, insurance companies, pension funds, investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which are regularly active in the financial markets in a professional manner.

Spain. The Notes may not be offered or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law *(Ley 24/1988 de 28 de Julio, del Mercado de valores* as amended by Law 37/1998 of November 16) and Royal Decree 291/1992 on Issues and Public Offering of Securities *(Real Decreto 291/1992 de 27 de marzo, sobre emisiones y ofertas publicas de venta de valores)*, as amended or restated by Royal Decree 2590/1998 of December 7 ("R.D. 291/92"), and further subsequent legislation.

This offering memorandum is neither verified nor registered in the administrative registries of the Spanish Securities and Exchange Commission, and therefore a public offer for subscription of the Notes will not be carried out in Spain. Notwithstanding that and in accordance with article 7 of R.D. 291/92, a private placement of the Notes addressed exclusively to institutional investors (as defined in Article 7.1(a) of R.D. 291/92) may be carried out.

United Kingdom. In the United Kingdom, the Notes will only be available for subscription pursuant to the offering to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not, and will not, constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended. This document is being distributed in the United Kingdom only to persons who have professional experience relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 (the "FPO") or to persons to whom it may otherwise be lawful to distribute it and, accordingly, by accepting delivery of this offering memorandum the recipient warrants and acknowledges that it is such a person.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This offering memorandum includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates,"

"anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this offering memorandum and include statements regarding the Issuer's intentions, beliefs or current expectations concerning, among other things, the Issuer's results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which the Issuer operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Issuer cautions you that forward-looking statements are not guarantees of future performance and that the Issuer's actual results of operations, financial condition and liquidity, and the development of the industry in which the Issuer operates may differ materially from those made in or suggested by the forward-looking statements contained in this offering memorandum. In addition, even if the Issuer's results of operations, financial condition and liquidity, and the development of the industry in which the Issuer operates are consistent with the forward-looking statements contained in this offering memorandum, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

- the continued availability of television programming license rights from KirchMedia GmbH & Co. KGaA ("KirchMedia"), which has been placed in insolvency proceedings;
- the Issuer's ability to secure a sufficient supply of attractive programming rights on economically acceptable terms;
- the Issuer's ability to adapt its programming to suit changing viewer preferences and its ability to retain its viewer audience share;
- competition from other companies in the German television broadcasting market and in the German advertising market;
- the Issuer's ability to retain its market share of total advertising expenditures;
- the Issuer's ability to secure and retain broadcasting licenses and authorizations;
- changes in regulatory requirements for the broadcasting industry;
- the Issuer's leverage and its ability to meet its debt service obligations;
- the Issuer's capital needs; and
- general local and global economic conditions.

The Issuer urges you to read the sections of this offering memorandum entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" for a more complete discussion of the factors that could affect the Issuer's future performance and the industry in which the Issuer operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this offering memorandum may not occur.

The Issuer undertakes no obligation to publicly update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to the Issuer or to persons acting on the Issuer's behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this offering memorandum.

PRESENTATION OF INFORMATION

The Issuer has generally obtained the market and competitive position data in this offering memorandum from SevenOne Media Marketing Operations, the market research arm of the Issuer's advertising marketing subsidiary, SevenOne Media GmbH. SevenOne Media Marketing Operations has compiled this data from industry publications and from surveys or studies conducted by third party sources that the Issuer believes to be reliable. These industry publications, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable. However, the Issuer cannot assure you of the accuracy and completeness of such information, and the Issuer has not independently verified such market and position data. The Issuer does, however, accept responsibility for the correct reproduction of this information.

In addition, in many cases the Issuer has made statements in this offering memorandum regarding the Issuer's industry and its position in the industry based on its experience and its own investigation of market conditions. The Issuer cannot assure you that any of these assumptions are accurate or correctly reflect its position in the industry, and none of the Issuer's internal surveys or information have been verified by any independent sources.

SevenOne Media Marketing Operations has obtained information or other statements presented in this offering memorandum regarding market share and industry data relating to the Issuer's business from providers of industry data, including:

- Arbeitsgemeinschaft Fernsehforschung ("AGF"), a study group for television research whose members include the major German public and commercial broadcasters;
- forsa Gesellschaft für Sozialforschung und statistische Analysen mbH ("forsa"), a market research organization;
- Gesellschaft für Konsumforschung ("GfK"), a German market research organization;
- Informationsgemeinschaft zur Feststellung der Verbreitung von Werbeträgern e.V., ("IVW"), a provider of advertising audience share data;
- Nielsen Media Research ("Nielsen Media"), formerly "ACNielsen Werbeforschung S+P," a German media market research firm; and
- Zentralverband der deutschen Werbewirtschaft ("ZAW"), an advertising association that compiles information regarding net advertising revenues based on data provided by the German television broadcasters.

Although the Issuer believes that this information is reliable, neither the Issuer nor the Initial Purchaser can guarantee the accuracy or completeness of the information and neither the Issuer nor the Initial Purchaser has independently verified it. Unless the context indicates otherwise, all market and industry data is for the calendar year 2001.

References in this offering memorandum to "viewers watching television" mean viewers over the age of three watching television in households in Germany, unless qualified by reference to a more specific sub-group. Figures for viewer audience shares are based on the number of viewers watching television tuned in to a particular television station as a percentage of all viewers watching television during a particular time period and the demographic characteristics of these households. These characteristics determine the number and quality of commercial impressions, or viewership, available for sale to advertisers.

You should also note that industry sources provide two different measures of advertising revenues: gross advertising revenues and net advertising revenues. Gross advertising revenues are based on gross prices for advertising airtime quoted by broadcasters and advertising agencies in their price lists. Net advertising revenues are gross advertising revenues less quantity and other rebates, and less sales commissions.

SevenOne Media Marketing Operations has performed rounding adjustments on some of the industry data contained in this offering memorandum.

PRESENTATION OF FINANCIAL INFORMATION

The Issuer was established on October 2, 2000 as the entity resulting from the merger of ProSieben Media AG and SAT.1 Holding GmbH, the holding company for SAT.1 SatellitenFernsehen GmbH and Media 1 Medienvermarktung GmbH (the "Merger"). In accordance with German generally accepted accounting principles ("German GAAP"), the consolidated financial statements as of and for the year ended December 31, 2000 give effect to the Merger as if it occurred on January 1 of that year.

In order to present comparative financial information for this business combination as a whole for the 1999 financial year, unaudited pro forma consolidated financial statements for the Group as at and for the year ended December 31, 1999 are included in this offering memorandum, which give effect to the Merger as if it occurred on January 1, 1999 (the "1999 Pro Forma Consolidated Financial Statements"). The 1999 Pro Forma Consolidated Financial Statements are based on the 1999 audited consolidated financial statements for ProSieben Media AG and SAT.1 SatellitenFernsehen GmbH and the audited single-entity financial statements for Media 1 Medienvermarktung GmbH prepared in accordance with the reporting principles of the German Commercial Code. Business relationships between the consolidated companies have been eliminated accordingly. The pro forma consolidated figures for the 1999 financial year used in this offering memorandum are extracted or derived solely from the 1999 Pro Forma Consolidated Financial Statements.

The pro forma financial information reflects certain assumptions and allocations and does not fully reflect steps taken in preparation for the Merger. The reporting and valuation methods used by the respective companies, which differ mainly in the depreciation and amortization methods used by SAT.1 SatellitenFernsehen GmbH and ProSieben Media AG, were essentially preserved in preparing the 1999 Pro Forma Consolidated Statements. However, the impact of the differences in amortization and depreciation methods do not significantly affect the balance-sheet ratios of the Group to any extent that might materially compromise the comparability of the 1999 Pro Forma Consolidated Financial Statements.

The 1999 Pro Forma Consolidated Financial Statements have been prepared in accordance with practices customary in Germany and are presented for comparative purposes only. The 1999 Pro Forma Consolidated Financial Statements have not been prepared in accordance with Article 11 "Pro Forma Financial Information" of Regulation S-X of the U.S. Securities Act. The 1999 Pro Forma Consolidated Financial Statements do not purport to be indicative of the actual or future results of operations or financial condition of the Issuer.

You should also note that German GAAP differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a discussion of certain material differences between German GAAP and U.S. GAAP, see "Summary of Significant Differences between German GAAP and U.S. GAAP."

Rounding adjustments have been made in calculating some of the financial information included in this offering memorandum. Accordingly, numerical figures shown as totals in some tables may not be an exact arithmetic aggregation of the figures that precede them.

The Group's consolidated financial statements were prepared and reported in euros. The companies of the former ProSieben Group and of the SAT. 1 Group made the transition to the euro as of January 1, 2000 and January 1, 2002, respectively, using the euro to DM conversion rate of 1: 1.95583 established by the Council of the European Union under Article 109 1(4) sentence 1 of the EC Treaty.

CURRENCY PRESENTATION

In this offering memorandum,

- "DM" means Deutsche Mark;
- "€," "euros," and "EUR," mean the single currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and
- "$" and "dollars" mean U.S. dollars.

For information regarding historical rates of exchange between the euro and dollars, see the section "Exchange Rates."

EXCHANGE RATES

The following chart shows for the period from January 1, 1999 through July 19, 2002 the period end, average, high and low noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00. The euro did not exist as a currency prior to January 1, 1999.

Year	Period end	Average	High	Low
1999	1.0070	1.0588[(1)]	1.1812	1.0016
2000	0.9388	0.9303[(1)]	1.0335	0.8270
2001	0.8822	0.8903[(1)]	0.9535	0.8370
2002 (through July 19)	1.0156	0.9080	1.0156	0.8594
Month				
January 2002	0.86	0.88	0.90	0.86
February 2002	0.87	0.87	0.88	0.86
March 2002	0.87	0.88	0.88	0.87
April 2002	0.90	0.89	0.90	0.88
May 2002	0.93	0.92	0.94	0.90
June 2002	0.99	0.96	0.99	0.94

(1) The average of the noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York on the last day of each month during the applicable period.

The noon buying rate of the euro on July 19, 2002 was €1.00 = $1.0156.

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SUMMARY

This summary does not contain all of the information that may be important to your decision to purchase the Notes being offered hereby. You should carefully read this offering memorandum in its entirety to understand the structure of the offering, the Issuer's business, the risks associated with investing in the Notes, the terms of the Notes, and the tax and other considerations that are important to an investment decision.

In this offering memorandum,

- the "Issuer" refers to ProSiebenSat.1 Media AG, the issuer of the Notes, without its consolidated subsidiaries;
- the "Group" refers to the Issuer and its consolidated subsidiaries; and
- the "Kirch Group" refers to TaurusHolding GmbH & Co. KG, the central holding company for the Kirch group of companies, and its subsidiaries excluding those subsidiaries that are part of the Group.

The Group

The Group is the largest television group in Germany measured by revenues, with revenues of €2,015 million in 2001 and pre-tax profits of €105.6 million. In the first quarter of 2002, the Group had revenues of €489 million and pre-tax profits of €8.5 million, compared to €514 million and €28.6 million, respectively, in the first quarter of 2001.

The German television market is the largest in Europe, with some 34 million TV households. The country has combined cable and satellite television penetration rates of 91%, and cable viewers may receive, on average, 33 free-to-air public and commercial channels. The German television advertising market, with net revenues of €4,469 million, was the third largest advertising market in the world in 2001, after the United States and Japan. Within Germany, the overall importance of television advertising as a percentage of overall net advertising revenues has increased from 15.1% in 1993 to 20.6% in 2001.

In terms of total gross television advertising revenues in Germany, ProSieben and Sat.1 had the second and third largest market shares among German television broadcasters in 2001, at 20.2% and 19.8%, respectively, and the Group as a whole achieved the highest combined market share of German television groups with a 45.6% share, ahead of its primary competitor, the RTL Group's German-language channels RTL, RTLII, Vox, and Super RTL, which had a 41.2% market share. From January 1 to June 23, 2002, the Group further increased its combined share of the German television advertising market to 46.4%, compared to 40.6% for the RTL Group, in gross revenue terms.

The Group produces and broadcasts television programs through its four wholly owned German-language television channels: the full-service entertainment channels Sat.1, ProSieben, and Kabel 1, and the 24-hour news channel N24. Within the Group's core target group of viewers between 14 and 49 years of age, these channels pursue complementarily positioned programming approaches targeted at specific viewer groups:

- Sat.1 targets a broad cross-section of viewers in the 25- to 49-year-old age range with largely German productions, including movies, television series, comedy, and sports programs.
- ProSieben broadcasts primarily popular international feature films, television series, and comedy shows to attract viewers in the 14- to 29-year-old age group.
- Kabel 1 is especially attractive to viewers over 30 years of age with its program of classic and second-run feature films and television series as well as documentaries and game shows.
- N24 broadcasts up-to-date reports on international and national events of the day with a focus on business and financial news and is aimed at viewers aged between 20 and 55 years.

Together the Group's television channels had a share of 23.1% of the German television audience for all viewers aged three years and above in 2001. In the German advertising industry's key target audience of 14- to 49-year olds, the Group's viewer audience share was 30.1% in 2001 and 28.2% in the first six months of 2002. The Issuer intends to continue to optimize programming on its channels to retain its strong viewer market share and thereby increase the effectiveness of each of the Group's channels as a targeted advertising medium.

The Group also has a 48.4% participation in Euvía Media AG & Co. KG ("Euvía"), the operator of the transaction channel Neun Live and the television travel shop media service sonnenklar TV.

In addition to television broadcasting, the Group has two other business divisions, Merchandising and Services, and also engages in multimedia activities.

The Kirch Group

The Kirch Group, of which TaurusHolding GmbH & Co. KG ("TaurusHolding") is the central holding company, is engaged in license trading, pay TV, production, new media, film technology, and software development, among other activities.

KirchMedia, a member of the Kirch Group, holds, directly and indirectly, 52.5% of the Issuer's total outstanding equity and 88.5% of its total outstanding voting rights. KirchMedia is the Group's largest supplier of licensed programming rights. The Issuer also has an interest in Kirch Intermedia GmbH ("Kirch Intermedia"), a joint venture for multimedia services together with KirchMedia and KirchPay-TV GmbH & Co. KGaA ("KirchPay-TV"), another member of the Kirch Group.

In addition, BetaDigital Gesellschaft für digitale Fernsehdienste mbH ("BetaDigital"), a wholly owned subsidiary of KirchPay-TV, acts as service provider for the analog and digital satellite uplink of the Group's channels Sat.1, ProSieben, Kabel 1, and N24. These uplink services are necessary to broadcast the programming of these channels.

TaurusHolding, KirchMedia, KirchPay-TV, and BetaDigital all filed for the commencement of insolvency proceedings in the first half of 2002 and are currently all subject to such proceedings in the German courts. The Issuer is monitoring the status of these proceedings and their potential effect on its business and financial position. The creditors of KirchMedia are expected to hold their first general assembly by the beginning of August 2002.

For more information, see "Risk Factors—Risks Relating to the Kirch Group," "Management—Principal Shareholders," and "Related-Party Transactions."

Competitive Strengths

The Issuer believes the Group's key competitive strengths are as follows:

- **Market leadership in the television audience market.** The Group, with its three full-service channels, Sat.1, ProSieben, and Kabel 1, and its 24-hour news channel, N24, is one of the two market leaders in the advertising market's key target audience of viewers aged 14 to 49.
- **Leading market position in the television advertising revenues market.** The Group attracted approximately 45.6% of the German television industry's total gross advertising revenues in 2001, demonstrating the Group's leading market position. The Issuer believes that no other television group in Germany is able to offer the advertising industry a portfolio of audience target groups as broad and varied as the one offered by the Group.
- **High barriers to entry.** There are currently two major commercial broadcasting groups in Germany with a strong market position in terms of viewer audience shares and advertising

revenues: the Group and the RTL Group. The Issuer believes that this market structure, coupled with the need for a strong portfolio of long-term programming rights and specific market expertise, creates high barriers to entry.

- **Proven broadcasting strategy.** With Sat.1, ProSieben, Kabel 1, and N24, the Group is the only broadcaster in Germany that offers four wholly-owned nationwide television channels, thereby putting it in a position to offer efficient complementary programming. The Issuer believes that this multi-channel concept will help to increase the Group's market share in the future, provide cost and earnings advantages in the procurement and commercial utilization of programs, and lead additional advertising customers to place commercials with the Group.
- **Quality program content.** The Group has high-quality and popular broadcasting material on hand due to its consistent long-term policy of investing in attractive license rights and through constantly developing new programs in-house or under contract.

Business Strategy

The Issuer has adopted the following strategies:

- **Stronger profiling of individual stations.** The Issuer regards clear-cut definitions of target audiences and programming for each of the Group's channels as essential to making these channels more attractive to the advertising industry. The Group's family of channels affords each channel the opportunity to improve its programming profile and thereby enhance its focus on specific target groups through a strengthening of its brand quality. This helps to maintain or improve the Group's overall viewer market share and thereby increase the Group's revenues.
- **Efficient use of programming resources.** The large number of television channels in Germany has led to strong competition for program content. This may be seen in the high prices for programming rights for popular international—in particular, American—feature films and for major sporting events. The Issuer's strategy is to use the Group's combined market position to improve efficiencies in the acquisition and development of programming resources.
- **Flexible investment policy for programming content.** The Issuer views a conservative, yet flexible approach to programming content acquisition, including licensed, in-house, and commissioned productions, as essential to ensuring the availability of attractive content at reasonable prices. In order to reduce its dependence on the international programming market as well as to satisfy changing viewer preferences, the Group's three full-service channels have increased their share of in-house and commissioned productions during the past three years, from 36% of total programming in 1999 to 43% in 2001.

The Transaction

The Issuer will issue the Notes as part of a plan to amend and refinance its existing indebtedness. The net cash proceeds from the offering of the Notes, which are expected to be approximately €132 million, will be used to repay any amounts outstanding under the Issuer's existing bilateral credit facilities and repay partly amounts outstanding under its revolving credit facility, which will be amended and restated prior to the issuance of the Notes. The Issuer may re-borrow the amounts repaid under the revolving credit facility in the future. The net proceeds from the offering of the Notes will also include €61,880,000 principal amount of the Issuer's 5.875% Senior Notes due 2006, which the Issuer will cancel upon receipt.

The Issuer is amending and refinancing its existing indebtedness partly because it anticipates that, in the course of the insolvency proceedings relating to KirchMedia, attempts will be made to restructure KirchMedia, possibly including the sale of some or all of KirchMedia's controlling shareholding in the Issuer. In addition, the Issuer believes that all of the ordinary voting shares of the Issuer that are directly owned by KirchMedia, which amount to approximately 72% of the Issuer's outstanding ordinary voting shares, have been pledged to certain

banks as security for certain financial obligations of KirchMedia. Even though these shares are part of the insolvency estate, the Issuer believes they may be disposed of outside of the insolvency proceedings by the pledgees in order to satisfy the secured obligation. TaurusHolding, the central holding company of the Kirch Group, is also subject to insolvency proceedings pursuant to which its assets could be sold or it could be otherwise restructured. If a restructuring of KirchMedia or TaurusHolding or the sale of the pledged shares of the Issuer were to constitute a change of control under the Issuer's revolving credit facility, this could require repayment of amounts outstanding under that facility.

The Issuer believes that the financing arrangements resulting from this transaction will allow more flexibility in the event of a restructuring of KirchMedia or TaurusHolding, as well as improving the debt maturity profile of the Group and providing additional liquidity to the Group.

Corporate Structure

The diagram below depicts, in simplified form, the Group's corporate structure and certain debt obligations pro forma for the issuance of the Notes and the application of the proceeds as described in "Use of Proceeds" as of March 31, 2002 as though such events had taken place on that date.



○ €200 million Notes
○ €466 million existing senior notes(1)
○ Amended revolving credit facility(2)
ProSiebenSat.1 Media AG
€77 million mortgage debt(3)
Sat.1
ProSieben
Kabel 1
N24
Other Subsidiaries(4)

(1) Includes approximately €128 million principal amount outstanding of the Issuer's 5.50% Senior Notes due 2005 and approximately €338 million principal amount outstanding of the Issuer's 5.875% Senior Notes due 2006.

(2) Consists of a €425 million amended revolving credit facility, of which, pro forma, approximately €302 million will be drawn. See "Capitalization." Amounts drawn under this revolving facility may be guaranteed or secured by the Issuer's subsidiaries in the future; the Issuer's subsidiaries may also become primary obligors thereunder.

(3) Consists of a €77 million amortizing mortgage loan of Sat.1 with final maturity in 2021. See "Description of Certain Indebtedness."

(4) For the full corporate structure of the Group, see "Corporate Organization of ProSiebenSat.1 Media AG."

Risk Factors

You should consider carefully the information under the caption "Risk Factors" and all other information in this offering memorandum before making an investment in the Notes.

The Offering

The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this offering memorandum contains a more detailed description of the terms and conditions of the Notes, including the definitions of certain terms used in this summary.

Issuer	ProSiebenSat.1 Media AG
Notes Offered	€200 million aggregate principal amount of 11.25% unsecured Senior Notes due 2009.
Maturity Date	July 31, 2009.
Interest Payment Dates	Semi-annually each July 31 and January 31, commencing January 31, 2003. Interest will accrue from the Issue Date of the Notes.
Ranking	The Notes are unsecured senior obligations of the Issuer. The Notes will rank equally with other current or future unsecured senior indebtedness of the Issuer in right of payment. The Notes will effectively rank junior to all of the existing and future indebtedness and other liabilities of the Issuer's subsidiaries. As of March 31, 2002, after giving pro forma effect to the Offering and the use of the proceeds thereof, the Issuer would have had €768 million of senior debt (other than the Notes), and its subsidiaries would have had €222 million of total liabilities, to which the Notes would effectively rank junior. Although the Notes will rank pari passu with any debt incurred by the Issuer under its revolving credit facility, nothing in the Indenture will prevent the Issuer from granting security for such debt, or the Issuer's subsidiaries from guaranteeing this debt or becoming liable as primary obligors thereunder. This would effectively cause the Notes to be subordinated to any debt that was so secured or guaranteed or as to which a subsidiary was an obligor. If the Issuer's subsidiaries guarantee, or become liable as primary obligors for debt incurred under, the revolving credit facility, the Issuer may in some circumstances be required to obtain a subordinated guarantee of the Notes from such subsidiaries. See "Description of the Notes—Additional Guarantees."
Optional Redemption	The Issuer may redeem all or part of the Notes at any time, at the "make whole" prices described in "Description of the Notes—Optional Redemption." The Issuer may redeem all or part of the Notes on or after July 31, 2006, at the redemption prices listed in "Description of the Notes—Optional Redemption." Prior to July 31, 2005, the Issuer may use the proceeds of specified equity offerings to redeem up to 35% of the original principal amount of the Notes at the redemption price equal to 111.25% of their principal amount, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, provided that at least 65% of the aggregate principal amount of the Notes remains outstanding after the redemption. See "Description of the Notes— Optional Redemption."

	The Issuer may also redeem the Notes in whole, but not in part, at any time, upon giving proper notice, if changes in tax laws impose certain withholding taxes on amounts payable on the Notes. If the Issuer decides to do this, it must pay you a price equal to the principal amount of the Notes plus accrued interest and certain other amounts. See "Description of the Notes—Redemption for Taxation Reasons."
Change of Control	If the Issuer experiences a Change of Control or enters into certain transactions with KirchMedia or its successors or affiliates, referred to as a KirchMedia Event, it will be required to offer to repurchase the Notes at 101% of their principal amount plus accrued and unpaid interest. See "Description of the Notes—Change of Control or KirchMedia Event."
Covenants	The Issuer will issue the Notes under the Indenture. The Indenture will limit, among other things, the Issuer's ability to: ○ incur additional indebtedness; ○ make certain restricted payments, including redemptions or repurchases of its capital stock, and investments; ○ create certain liens; ○ impose restrictions on the ability of the Issuer's subsidiaries to pay dividends or other payments to the Issuer; ○ transfer or sell assets; ○ engage in sale and leaseback transactions; ○ merge or consolidate with other entities; and ○ enter into transactions with affiliates. Each of the covenants is subject to a number of important exceptions and qualifications. In addition, it may constitute an event of default in certain circumstances for the Issuer to pay dividends on its capital stock. Certain of these covenants will fall away if the Issuer meets certain ratings targets. See "Description of the Notes—Certain Covenants."
No Prior Market	The Notes will be new securities for which there is currently no market. Although the Initial Purchaser has informed the Issuer that it intends to make a market in the Notes, it is not obligated to do so and it may discontinue market-making at any time without notice. Accordingly, the Issuer cannot assure you that a liquid market for the Notes will develop or be maintained.
Listing	Application has been made to list the Notes on the Luxembourg Stock Exchange.
Governing Law	The laws of the State of New York.
Use of Proceeds	The Issuer will use the net proceeds of the Offering to reduce existing indebtedness. See "Use of Proceeds."
Risk Factors	You should refer to the section entitled "Risk Factors" beginning on page 9 for an explanation of certain risks involved in investing in the Notes.

The Issuer's principal executive offices are located at Medienallee 7, 85774 Unterföhring, Germany, and its telephone number is (+49) 89 95 07 15 10.

Summary Historical Consolidated Financial Information

The following financial data as at and for the years ended December 31, 2001 and 2000 has been extracted or derived from the Group's consolidated financial statements for the Group's 2001 and 2000 financial years audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent accountants, included elsewhere in this offering memorandum. In accordance with German GAAP, the Group's consolidated financial statements as of and for the year ended December 31, 2000 give effect to the Merger as if it occurred on January 1 of that year. The pro forma financial data as at and for the year ended December 31, 1999 has been extracted or derived from the 1999 Pro Forma Consolidated Financial Statements, which give effect to the Merger as if it occurred on January 1, 1999. See "Presentation of Financial Information." The financial data as at and for the three month periods ended March 31, 2002 and 2001 has been extracted or derived from the Group's unaudited interim financial information included elsewhere in this offering memorandum. The data for such periods should not be used as a basis for or prediction of an annualized calculation.

The Group prepares its financial statements according to German GAAP. Consolidated financial statements prepared according to German GAAP differ in a number of respects from consolidated financial statements prepared according to U.S. GAAP. Certain differences between German GAAP and U.S. GAAP are summarized in "Summary of Significant Differences between German GAAP and U.S. GAAP" included elsewhere in this offering memorandum. This section should be read together with the financial statements and related notes, also included elsewhere in this offering memorandum.

	Year ended December 31,			Three months ended March 31,	
Income Statement Data	2001	2000	Pro Forma 1999[1]	2002	2001
			(unaudited)	*(unaudited)*	*(unaudited)*
			(in thousands of €)		
Revenues	2,014,786	2,155,218	2,018,208	489,271	513,709
Increase/decrease in inventories	(112)	45	(79)	0	0
Other operating income	78,239	66,927	89,274	15,490	8,191
Total	2,092,913	2,222,190	2,107,403	504,761	521,900
Programming and material costs	(1,399,264)	(1,380,050)	(1,385,967)	(347,251)	(342,660)
of which depreciation of programming assets	*(1,109,465)*	*(1,090,807)*	*(1,106,860)*	*(274,249)*	*(277,067)*
Personnel expenses	(209,041)	(219,569)	(185,943)	(55,088)	(58,205)
Depreciation and amortization[2]	(55,979)	(63,014)	(52,494)	(12,401)	(14,466)
Other operating expenses	(244,360)	(263,282)	(239,171)	(67,156)	(67,346)
Net operating profit	184,269	296,275	243,828	22,865	39,223
Capital investment income/expense	(857)	(1,015)	(216)	(1,088)	(42)
Interest expense	(50,538)	(38,559)	(42,222)	(13,135)	(10,607)
Other financial expenses	(12,117)	(23,918)	(2,971)	(155)	11
Net financial profit/loss	(63,512)	(63,493)	(45,409)	(14,378)	(10,638)
Income from ordinary business activities	120,757	232,781	198,419	8,487	28,585
Extraordinary expense	(15,139)	(27,384)	—	0	0
Net pre-tax profit/loss	105,618	205,399	198,419	8,487	28,585
Income taxes	(39,075)	(113,959)	(94,277)	(3,170)	(12,580)
Other taxes	(957)	(543)	(5,778)	(55)	(24)
Costs incurred under profit transfer agreements with dormant partners[3]	—	—	(18,216)	—	—
Net income for the period	65,586	90,897	80,147	5,262	15,981
Minority interests	2,596	1,721	906	407	372
Consolidated net income for the period	68,182	92,618	81,053	5,669	16,353

	Year ended December 31,			Three months ended March 31,	
	2001	2000	Pro Forma 1999[1]	2002	2001
			(unaudited)	*(unaudited)*	*(unaudited)*
			(in thousands of €)		
Cash flow information					
Cashflow from operating activities	1,077,155	1,120,103	1,203,808	201,017	194,060
Cashflow from investing activities	(1,369,455)	(1,047,359)	(1,083,347)	(325,547)	(392,402)
Expenditures for programming assets	*(1,179,930)*	*(998,607)*	*(1,037,617)*	*(325,484)*	*(407,964)*
Cashflow from financing activities	372,607	(77,272)	(111,142)	32,992	389,870
Balance sheet information					
Cash, deposits with banks	107,060	26,753	31,281	15,522	218,281
Total assets	2,028,046	1,699,021	1,777,815	1,999,161	2,017,021
Total financial liabilities	1,005,045	576,036	544,467	1,038,036	965,906
Liabilities[4]	1,272,207	865,498	998,604	1,229,474	1,115,523
Total shareholders' equity[5]	649,758	647,236	594,079	654,538	664,888
Other information[6]					
EBITDA	225,109	331,906	296,321	35,266	53,689
Total debt to EBITDA[7]	4.5x	1.7x	1.8x	—	—
EBITDA to interest expense	4.5x	8.6x	7.0x	—	—
Adjusted EBITDA	240,248	359,288	—	—	—
Total debt to Adjusted EBITDA[7]	4.2x	1.6x	—	—	—
Adjusted EBITDA to interest expense	4.8x	9.3x	—	—	—

(1) Pro forma to give effect to the Merger as if it had occurred on January 1, 1999. See "Presentation of Financial Information."

(2) The Group records depreciation of programming assets under "programming and materials costs." See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

(3) Profits paid to silent partners by SAT.1 Beteiligungs GmbH pursuant to a silent participation agreement; this entity did not become part of the Group in the Merger. The Group has no additional liabilities under this agreement.

(4) Liabilities do not include accrued liabilities and deferred liabilities.

(5) On July 9, 2002, the Issuer declared a dividend of €0.14 per ordinary share and €0.16 per preferred share, aggregating approximately €13.6 million and €15.6 million, respectively, which was paid on July 10, 2002. Payment of this dividend is not reflected in shareholders' equity.

(6) EBITDA is the Group's net pre-tax profit before net capital investment expense/income, net interest expense, net other financial expenses and depreciation and amortization (other than depreciation on programming assets). Adjusted EBITDA is EBITDA as adjusted for extraordinary expenses relating to the Merger and other extraordinary items of €15.1 million in 2001 and €27.4 million for 2000. Neither EBITDA nor Adjusted EBITDA is a measure of financial performance under German or U.S. GAAP and may not be comparable to similarly titled measures of other companies, because neither EBITDA nor Adjusted EBITDA is uniformly defined. Neither EBITDA nor Adjusted EBITDA should be considered by investors as an alternative to Group operating profit or income from ordinary activities as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows.

(7) Total debt means total financial liabilities.

RISK FACTORS

Before making an investment decision with respect to the Notes, you should carefully consider the risks relating to the Group's business and the legal structures underlying this offering described below, in addition to the other information in this offering memorandum. These risks are not the only ones the Group faces; additional risks and uncertainties not presently known to the Issuer, or that the Issuer now believes are immaterial, could also impair the Group's business or the Issuer's ability to make payment on the Notes.

Risks Relating to the Group's Business and the Television Broadcasting Industry

Dependence on the Highly Competitive Advertising Market

The Group generates almost all of its revenues from the sale of advertising airtime in Germany. In this context, it competes with various other media carrying advertisements, most importantly the print media. Although the relative importance of television within the advertising media has increased in the recent past, and although the Group has sustained its share of the television advertising market, no assurance can be given that this trend will continue in the future or that the Group will be able to maintain its share of the television advertising market.

The market for advertising revenues is very competitive. The Group competes with various media carrying advertisements, most importantly other television broadcasters and the print media. A further increase in competition among the television broadcasters for advertising revenues or the emergence of new advertising media could have a negative impact on the development of advertising sales and on the Group's results of operations.

In addition, the Group's competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to existing and potential customers. They may develop services or advertising media that are equal or superior to those the Group provides or that achieve greater market acceptance and brand recognition than those of the Group.

Contracts between a broadcaster and its advertising customers generally take the form of flexible commitments. These contracts do not compel customers to place advertisements with the broadcaster. Instead, they set forth what a broadcaster will charge the advertiser if it places a specified level of advertising during a calendar year. The commitment to purchase a particular advertising spot becomes binding only several weeks before it is scheduled to be aired. Therefore, advertisers may, at short notice, withdraw advertising commitments or switch these commitments to competing broadcasters or to different advertising media, although this may result in changes to the other conditions of the contracts. This situation leaves the Group exposed to adverse effects from increased competition, loss of market share, or a general decline in the advertising market.

Recent Downturn in Expenditures for Television Advertising

The level of television advertising expenditures is affected by the level of economic activity in the industries and markets that advertisers serve. Declines in the level of business activity of the Group's advertising customers have had and could continue to have a material adverse effect on the Group's revenues and results of operations. In 2001, the severe downturn in the German and world economy caused the Group's advertising customers to curb their expenditures for advertising. The Group's revenues were negatively affected by this trend, as 97% of its revenues in 2001 were derived from the sale of advertising. The Group's revenues declined by 6.5% from €2,155 million in 2000 to €2,015 million in 2001. According to Nielsen Media, total gross advertising revenues for German television continued to decrease in the period from January 1 to June 23, 2002, by 7.9% from their level in the same period in 2001. The Group's revenues were negatively affected by this trend, decreasing by 4.9% from €514 million in the first quarter of 2001 to €489 million in the first quarter of 2002.

If the current downturn in the advertising industry in Germany continues, the Group may be subject to increasing pricing pressures from its advertising customers and decreasing demand for its advertising time. This, in turn, could have a significant adverse effect on the Group's financial condition and results of operations. There can be no assurances regarding the duration and depth of the current downturn in advertising spending or that pricing pressures or decreasing demand for advertising time will not reduce the Group's results of operations. Although the Issuer believes that the German advertising industry will start to recover, at the earliest, in the fourth quarter of 2002 or the first half of 2003, there can also be no assurance that this will happen, or that, even if the German advertising industry were to recover in the future, advertisers will increase their expenditures for television advertising airtime to previous levels or will place additional advertising with the Group.

Dependence on Viewer Preferences

The Issuer cannot ensure the commercial success of the television programming aired on the Group's channels, as revenues generated by this programming depend on the amount advertisers are willing to pay for advertising airtime, which, in turn, depends on the number of viewers who watch the programming. Therefore, the commercial success of the Group's channels substantially depends on their ability to anticipate, acquire and broadcast television programming that:

- matches audience tastes;
- attracts high viewer audience shares; and
- generates large advertising revenues.

Moreover, the fact that airing rights for many television programs must often be purchased during a program's early development stages lessens the ability of the Group's channels to assess the potential success of a television program prior to its airing.

The Issuer can give no assurances that viewers will continue to watch programs on the Group's channels as often as in the past. The success of television programming is additionally affected by:

- the quality of and public preference for competing, simultaneously aired television programming;
- the availability of alternate forms of entertainment; and
- the general state of the market for television programming.

Thus, there is a considerable risk that some or all television programs shown on the Group's channels may not be as popular as in the past. This could cause advertisers to reduce their expenditures for advertising airtime on the Group's channels, which could have an adverse impact on the Group's results of operations.

Reliance on the Domestic and International Entertainment Programming Industry

The programming schedules of the Group's television channels are substantially dependent on having access to a sufficient supply of attractive programs on economically acceptable terms. The Group acquires the predominant part of its movies and series as licensed programs. The remainder of the Group's programming needs are covered through commissioned and in-house productions. The market for programming rights experienced substantial price increases from the mid-1990s to 2000. Although the prices for programming rights have stabilized in the past two years, no assurances can be given that this trend will continue. Price increases or changes in the supply structure or licensing terms for television programming could have a negative impact on the Group's results of operations and financial condition.

The Group's access to much of its licensed programming is dependent upon contractual arrangements with important suppliers of programming, including film studios, film distributors, and sports organizations. No assurance can be given that the contractual arrangements for the acquisition of programming which the Group currently has in place will be renewed upon their expiration, or will be renewed on terms comparable to those

currently applicable, or that the Group will continue to achieve the same success in negotiating new agreements for the supply of suitable programming, on terms acceptable to the Group. Any inability of the Group to renew current agreements or negotiate new ones on advantageous terms could have a material adverse effect upon the Group's financial condition and results of operations. For a discussion of the risks related to the Group's licenses for programming rights with the Kirch Group, see "—Risks Relating to the Kirch Group—Possible Write-Offs of Programming Assets."

Competition for Programming Rights

The market for attractive programming rights is highly competitive. The Group's competitors may adopt more aggressive pricing policies and make more attractive offers to existing and potential rights owners. In addition, these competitors may acquire the Group's competitors or enter into joint ventures and/or licensing agreements with its competitors or programming suppliers. An increase in competition for programming rights could have a negative impact on the Group's viewer market share and its advertising revenues.

Valuation of Programming Rights Library

A major part of the Group's programming stock is acquired in packages consisting of a number of attractive cinema movies and/or television series, but also containing less attractive programs. The purchase price is allocated to the individual programs in the package, and the Group capitalizes them at that value on the Group's balance sheet (subject to adjustments for unscheduled depreciation). This policy carries the risk that this value may not reflect the revenues actually generated by particular programs, and hence the real economic value of such assets.

Additional Capital Requirements

The Issuer has substantial cash requirements in operating its business. The Issuer currently estimates that the Group will make capital expenditures of around €1.1 billion in 2002 to acquire television programming. As of December 31, 2001, the Group had commitments to purchase programming assets of €639 million in 2002. In addition, the Issuer, under certain circumstances, will be required to purchase further interests in its joint venture Euvía Media AG & Co. KG ("Euvía"). See "Business—Television Broadcasting—Euvía."

If the Group has underestimated its capital requirements or overestimated future cash flows, there can be no assurance that financing will be available to finance its capital expenditure or, if available, that the terms thereof will be attractive to the Group. If for any reason adequate capital is not available when it is needed, the business and prospects of the Group could be adversely affected.

Risks Relating to the Kirch Group

Possible Write-Offs of Programming Assets

Historically, the Group has licensed a large portion of its programming assets from KirchMedia, which is currently subject to insolvency proceedings in the German courts. KirchMedia is a rights broker which obtains rights to broadcast programs from suppliers (usually movie studios), and in turn sub-licenses such rights to broadcasters such as the Group. The effect of the insolvency and associated financial difficulties of KirchMedia on its business and legal relationships with these suppliers, and therefore indirectly on the Group, is unclear.

As of May 31, 2002, the Group had approximately €643 million in programming assets capitalized on its balance sheet that had been licensed from KirchMedia. The Issuer believes based on information received from KirchMedia that payments have been made by KirchMedia in relation to most of these assets to KirchMedia's suppliers. The Issuer also believes that the Group's legal position in relation to such assets is strong both vis-à-vis KirchMedia and vis-à-vis KirchMedia's suppliers. Moreover, the Issuer has been informed by KirchMedia that it is negotiating with its suppliers in order to fully secure its, and consequently the Group's, rights, even where

amounts have not been fully paid by KirchMedia. However, there can be no assurance that the Group's legal position would be upheld, or that KirchMedia's negotiations will be successful.

In particular, the Group's right to use up to €83 million of its programming assets could arguably depend on the result of ongoing negotiations between KirchMedia and one of its major suppliers. The Issuer believes that KirchMedia is confident as to the result of such negotiations, but there can be no assurance that they will be successfully concluded in a manner satisfactory to the Issuer. In addition, up to €33 million of the €643 million of programming assets licensed from KirchMedia are dependent on current negotiations with other suppliers.

The Issuer believes that the insolvency administrator of KirchMedia has strong financial and commercial incentives to ensure that the Issuer continues to be able to utilize these assets. Moreover, the Issuer believes that, should it become necessary, the Issuer may to some extent be able to mitigate any loss of such assets by direct negotiations with suppliers of programming assets. However, there can be no assurance that the Issuer will be able to continue to utilize such assets or that it will be able to mitigate the loss of any such assets.

Insolvency of BetaDigital

BetaDigital, a wholly owned subsidiary of KirchPay-TV, acts as service provider for the analog and digital satellite uplink of the Group's wholly owned channels Sat.1, ProSieben, Kabel 1, and N24. These uplink services are necessary to broadcast the programming of these channels. On May 8, 2002, BetaDigital filed for the commencement of preliminary insolvency proceedings with the local court in Munich, and the court has placed the company under preliminary insolvency administration. To date, the technical uplink of the Group's channels has not been adversely affected by BetaDigital's insolvency proceedings.

The Group has established contingency plans for satellite uplink services in the event that BetaDigital should stop offering these services. However, there could be a delay before any back-up service providers would be able to restore uplinks were BetaDigital suddenly to cease operations. The Issuer believes that this delay would be limited to 15 minutes for digital uplinks and 30 minutes for analog uplinks; however, no assurances can be given that the delay would not be longer. During any delays, viewers would be unable to receive the broadcasts of the Group's channels.

Joint Venture With Insolvent Companies of the Kirch Group

The Group has a 49.9% interest in Kirch Intermedia, a joint venture for multimedia services with KirchMedia and KirchPay-TV. KirchPay-TV, another member of the Kirch Group, is also subject to insolvency proceedings in German courts. These insolvent Kirch Group companies are not expected to meet their obligations with respect to Kirch Intermedia, and the Group may need to make additional contributions beyond those attributable to its ownership percentage of the joint venture to keep Kirch Intermedia from becoming insolvent.

In addition, the Issuer is currently in negotiations regarding the potential acquisition of the ownership interests in Kirch Intermedia that the Group does not currently own, as well as a restructuring of Kirch Intermedia. The potential acquisition could result in Kirch Intermedia becoming a wholly-owned subsidiary of the Issuer. However, there can be no assurance that the acquisition or restructuring of Kirch Intermedia will occur, and if they do not occur, there can be no assurance that the Group would not be required to write off any shareholder loans advanced to Kirch Intermedia and not previously written off, which currently total €15 million (excluding loans granted directly to ddp Nachrichten Agentur GmbH ("ddp"), a subsidiary of Kirch Intermedia, in the amount of €6 million). See "Business—Kirch Intermedia."

One of the Group companies has also granted a comfort letter *(Patronatserklärung)* to ddp. This letter requires this Group company to maintain the solvency of ddp. ddp is currently funded partly through a direct loan from the Issuer and partly through advances from Kirch Intermedia. The Issuer expects that funds currently

available to ddp are sufficient for ddp to maintain its current levels of business operations through September 2002. Although to date no payments have been required pursuant to the comfort letter, there can be no assurance that such payments will not be required to be made in the future, and any such payments would have a negative financial impact on the Group. See "Business—Kirch Intermedia."

Change of Control

KirchMedia holds, directly and indirectly, 52.5% of the Issuer's total outstanding equity and 88.5% of its outstanding voting rights. See "Management—Principal Shareholders." In addition, the Issuer believes that all of the ordinary voting shares of the Issuer that are directly owned by KirchMedia, which amount to approximately 72% of the Issuer's outstanding voting rights, have been pledged to certain banks as security for certain financial obligations of KirchMedia. Even though these shares are part of the insolvency estate, the Issuer believes that the pledgees may dispose of these shares outside of the insolvency proceedings in order to satisfy the obligations they secure. Moreover, the remaining preference and ordinary shares of the Issuer held by KirchMedia could be disposed of in the course of the insolvency proceedings or otherwise. TaurusHolding, the central holding company of the Kirch Group, is also subject to insolvency proceedings pursuant to which its assets could be sold or it could otherwise be restructured. As a result, there is a high probability that the Issuer could undergo a change of control in the near future. While the Indenture governing the Notes contains certain change of control provisions to protect holders of the Notes, these provisions may not protect holders from all changes of control. For example, there are certain exceptions for purchases of shares of the Issuer from KirchMedia. See "Description of the Notes—Change of Control or KirchMedia Event."

Upon the occurrence of specified change of control events, as described in the Notes and the Indenture, the Issuer will be required to make a repurchase offer for such Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, on the date of repurchase. The Issuer may not have sufficient financial resources to repurchase all of the Notes that holders may tender upon such repurchase being made. The occurrence of a change of control could also result in an early cancellation of the Issuer's amended revolving credit facility and could also affect future and certain current debt obligations of the Issuer or its subsidiaries. See "Description of Certain Indebtedness."

Influence of KirchMedia

KirchMedia owns directly 72% of the Issuer's voting rights and controls indirectly the remaining 28% of the Issuer's voting rights. As a result, KirchMedia is, or any successor to KirchMedia may be, in a position to influence the Group through its effective ability to control certain actions that require shareholder approval. In the event that circumstances arise in which the interests of KirchMedia or its successor conflict with the interests of the holders of the Notes, such as if the Group were to suffer from financial difficulties that threatened its ability to meet its debt obligations, the holders of the Notes could be disadvantaged by the actions that KirchMedia or its successor may seek to pursue. Holders of the Notes must rely on the covenants described under "Description of the Notes—Certain Covenants" to protect their interests but there can be no assurance that these covenants will protect the holders of the Notes from the risks described above.

Risks Relating to the Regulation of the Broadcasting Industry

Regulatory Restrictions and Changes in Regulatory Environment

The Group's television broadcasting operations in Germany are subject to extensive government regulation. These regulations govern matters such as:

- the issuance, renewal, transfer, and ownership of broadcasting licenses;
- the timing and content of programming;
- the timing, content, and amount of commercial advertising permitted; and
- regional or local programming obligations.

Furthermore, regulations may limit the Group's ability to increase its share of the overall television viewer audience and possibly its share of the total advertising revenues in Germany. These regulations may also limit the Group's ability to acquire interests in the additional broadcasting companies and to enter into other media-related markets. More restrictive limitations on licensing, programming, advertising, or concentration of control may be adopted in the future, which could make compliance more difficult or expensive, or otherwise adversely affect the Group's business or prospects.

Broadcasting Licenses and Authorizations

The Group requires licenses or other authorizations from various German authorities to conduct its television broadcasting business. Although the Issuer expects that existing licenses or authorizations will, as in the past, be renewed as long as the Group's channels continue to comply with the terms of the licenses and authorizations, the Issuer cannot guarantee that any additional licenses and authorizations will be issued or that the Group's current licenses or authorizations will be renewed or reissued following their expiration.

Risks Relating to the Notes

Leverage and Debt-Service Obligations

The Group has incurred substantial indebtedness in the past. As of March 31, 2002, on a pro forma basis after giving effect to the issuance of Notes and application of the proceeds as described in "Use of Proceeds," the Issuer had €655 million in shareholders' equity and €1,236 million in liabilities (excluding accrued liabilities and deferred liabilities) of which 85% was interest-bearing debt. For the 12 months ended December 31, 2001, the Group had EBITDA (as defined herein) of €225 million. Pro forma for the offering of the Notes and the application of proceeds as described in "Use of Proceeds," assuming the Notes had been issued on January 1, 2001, the Issuer would have had net interest expense for the year ended December 31, 2001 of approximately €64 million, based on an estimated increase in net interest expense of €13.2 million due to the higher interest rate on the Notes as compared to historical interest rates on existing credit facilities. The Issuer expects to incur further debt under the amended revolving credit facility and possible future credit arrangements in order to finance possible future acquisitions and for general corporate purposes, including the acquisition of programming rights.

The ability of the Issuer to service the Notes and its other indebtedness will depend upon future operating performance, which is subject to the success of:

- the Issuer's business strategy;
- the success of the programming broadcast on the Group's channels;
- prevailing economic conditions;
- levels of interest rates; and
- financial, business, and other factors, many of which are beyond the Issuer's control.

The Issuer's leverage and debt-service obligations could also have important consequences, including the following:

- the ability of the Group to obtain additional financing for future working capital needs or for possible future acquisitions or other purposes may be limited;
- a substantial portion of the Issuer's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for other purposes;
- the Group may be more vulnerable to adverse economic conditions than some of its other competitors and thus may be limited in its ability to withstand competitive pressures; and
- the Issuer may be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage.

Management believes that cash flow from operations in conjunction with borrowings from existing and possible future credit facilities will be sufficient for the foreseeable future to meet debt-service requirements and to make possible future acquisitions and capital expenditures. However, there can be no assurance in this regard, and the Issuer's leverage could make it vulnerable to:

- a downturn in the operating performance of its subsidiaries;
- larger than normal fluctuations or volatility in the Group's cash flow, particularly in light of the seasonality of the Group's business;
- a downturn in economic conditions; or,
- because borrowings under the Issuer's amended revolving credit facility will bear interest at rates which fluctuate, increases in interest rates on borrowings under the facility.

If this cash flow were not sufficient to meet these debt service requirements or payments of principal, the Issuer could be required to sell additional equity securities to refinance its obligations or to dispose of assets in order to make such scheduled payments. There can be no assurance that the Issuer would be able to effect any such transactions or do so on favorable terms.

Restrictions Imposed by Terms of Indebtedness

The Indenture will contain covenants restricting or limiting the ability of the Issuer and its subsidiaries to, among other things:

- incur additional indebtedness;
- pay dividends on, redeem, or repurchase the Issuer's capital stock; and
- make certain restricted payments and investments.

In addition, the Group's amended revolving credit facility will contain certain additional covenants. The amended revolving credit facility will require the Issuer to maintain specific financial ratios and to satisfy certain financial condition tests. The Issuer's ability to meet these financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Issuer will meet them. The breach of any of these covenants could result in a default under the amended revolving credit facility, the Indenture, or both, as well as certain other existing debt obligations. In the event of a default under the amended revolving credit facility or the Indenture, the lenders could seek to declare all amounts outstanding under the amended revolving credit facility, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the amended revolving credit facility, the Notes, or certain other existing debt obligations were to be accelerated, there can be no assurance that the assets of the Group would be sufficient to repay in full that indebtedness and the other indebtedness of the Issuer.

Reliance on Subsidiaries for Distributions to Repay the Senior Notes

All of the Issuer's consolidated revenues in 2001 were earned by its subsidiaries. Consequently, the Issuer's cash flow and its ability to meet its cash requirements, including payment of principal and interest on the Notes, is dependent upon the profitability and cash flow of its subsidiaries and payments by such subsidiaries to the Issuer in the form of loans, dividends, fees, or otherwise, as well as its own credit arrangements. The Issuer's subsidiaries are separate and distinct legal entities and will not guarantee the Notes (except in limited circumstances described in "Description of the Notes—Additional Guarantees"). Even though the Issuer has concluded profit and loss transfer agreements with certain of its subsidiaries, the ability of the Issuer's subsidiaries to pay dividends and make other payments to the Issuer may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may become subject in the future. Although the Indenture will limit the ability of these subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, these limitations are subject to a number of significant qualifications. See "Description of the Notes—Certain Covenants—Limitation on

Restrictions on Distributions from Restricted Subsidiaries." The failure of the Issuer's subsidiaries to pay dividends or to make any such other payments would restrict the Issuer's ability to repay the Notes and to utilize cash flow from its subsidiaries to cover shortfalls of another subsidiary.

Structural Subordination

Generally, claims of creditors of a subsidiary, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by the subsidiary, will have priority with respect to the assets and earnings of the subsidiary over the claims of creditors of its parent company. Accordingly, the Notes will be effectively subordinated to all creditors, including trade creditors, of the Issuer's subsidiaries. As of March 31, 2002, the Issuer's subsidiaries had liabilities of €222 million, to which the Notes would effectively rank junior. Although the Indenture will limit the incurrence of indebtedness of certain of the Issuer's subsidiaries, this limitation is subject to a number of significant qualifications. For example, although the Notes will rank pari passu with any debt incurred by the Issuer under its amended revolving credit facility, nothing in the Indenture will prevent the Issuer from granting security for such debt, or the Issuer's subsidiaries from guaranteeing such debt or becoming liable as primary obligors thereunder. This would effectively cause the Notes to be subordinated to any debt that was so secured or guaranteed, or as to which a subsidiary was an obligor. In the event that the Issuer's subsidiaries guarantee, or become liable as primary obligors for debt incurred under, the revolving credit facility, the Issuer may in some circumstances be required to obtain a subordinated guarantee of the Notes from such subsidiaries. See "Description of the Notes—Additional Guarantees." However, such subordinated guarantees will be subordinated to the obligations of the subsidiaries in respect of debt incurred under the revolving credit facility. Moreover, the Indenture will not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered indebtedness under the Indenture. See "Description of the Notes—Certain Covenants—Limitation on Indebtedness." Any right of the Issuer to receive assets of any subsidiary upon the liquidation or reorganization of the subsidiary (and the consequent rights of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of the subsidiary's creditors, except to the extent that the Issuer is itself recognized as a creditor, in which case the claims of the Issuer would still be subordinated with respect to any assets of the subsidiary pledged to secure other indebtedness and any indebtedness of the subsidiary senior to that held by the Issuer. In addition, holders of secured indebtedness of the Issuer would have a claim on the assets securing such indebtedness that is prior to the holders of the Notes and would have a claim that is pari passu with the holders of the Notes to the extent the security did not satisfy such indebtedness.

Lack of an Active Public Trading Market for the Notes

There can be no assurance regarding the future development of a market for the Notes or the ability of holders of the Notes to sell their Notes or the price at which such holders may be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including:

- prevailing interest rates;
- the Group's operating results; and
- the market for similar securities.

The Initial Purchaser has advised the Issuer that it currently intends to make a market in the Notes as permitted by applicable laws and regulations; however, the Initial Purchaser is not obligated to do so, and any such market-making activities with respect to the Notes may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the Notes or that an active public market for the Notes will develop.

USE OF PROCEEDS

The net cash proceeds from the offering of the Notes, which are expected to amount to approximately €132 million, will be used to repay any amounts outstanding under the Issuer's existing bilateral credit facilities. The remaining net cash proceeds will be used to repay partly amounts drawn under the Issuer's existing revolving credit facility. Prior to the issuance of the Notes, this credit facility will be amended and restated. The Issuer may reborrow the amounts repaid under the revolving credit facility in the future. See "Summary—The Transaction." The net proceeds from the offering of the Notes also include €61,880,000 principal amount of the Issuer's 5.875% Senior Notes due 2006, which the Issuer will cancel upon receipt.

CAPITALIZATION

The following table sets out the Group's cash and capitalization as of March 31, 2002 as follows:

- on an actual basis; and
- as adjusted to reflect the issuance of the Notes and the application of the net proceeds from the sale thereof as described under "Use of Proceeds," as though such events had taken place as of March 31, 2002.

This table should be read together with the financial statements and the related notes included elsewhere in this offering memorandum.

	As of March 31, 2002 (€ in thousands) Actual	As of March 31, 2002 (€ in thousands) Adjusted[1]
	(unaudited)	*(unaudited)*
Cash and cash equivalents	**15,522**	**15,522**
Short-term debt (amounts due within one year)		
Revolving Credit Facility due 2004[2]	400,000	301,621
Bilateral credit facilities	33,648	0
Current portion of mortgage loan[3]	2,123	2,123
Total short-term debt	**435,771**	**303,744**
Long-term debt		
5.5% Senior Notes due 2005	127,823	127,823
5.875% Senior Notes due 2006	400,000	338,120
New Senior Notes due 2009	0	200,000
Mortgage loan[3]	74,442	74,442
Total long-term debt	**602,265**	**740,385**
Total debt[4]	**1,038,036**	**1,044,129**
Shareholders' equity[5]	**654,538**	**655,420**
Total capitalization[6]	**1,692,574**	**1,699,549**

(1) Adjusted to take into account the issuance of the Notes and the application of the proceeds thereof as described in "Use of Proceeds," net of estimated transaction costs of €8 million, which amounts do not include any transaction costs relating to the amendment and restatement of the existing revolving credit facility.

(2) The Issuer currently has a €400 million senior revolving credit facility to provide for, among other things, funding working capital, general corporate purposes, and capital expenditure. The facility will be amended and restated prior to the issuance of the Notes and increased to €425 million, with a scheduled final maturity of December 4, 2004. See "Description of Certain Indebtedness." The Issuer will use the net cash proceeds from the offering of the Notes first to repay any amounts outstanding on the date the Notes are issued under the Issuer's bilateral credit facilities and the balance to repay partly amounts drawn under its senior revolving credit facility. The amount in the "Adjusted" column reflects repayment of approximately €98.4 million under the senior revolving credit facility, which is the difference between estimated net cash proceeds and the €33.6 million outstanding under the bilateral credit facilities as of March 31, 2002.

(3) Consists of debt of Sat.1 secured by an amortizing mortgage, with final maturity in 2021.

(4) Total debt is referred to as total financial liabilities in the Group's consolidated balance sheets.

(5) The adjusted amount reflects gain realized upon cancellation of a portion of the Issuer's 5.875% Senior Notes due 2006 less expenses relating to this offering. Subscribed capital comprises 97,243,200 ordinary

registered shares of non par value and 97,243,200 issued preference shares of non par value. On July 9, 2002, the Issuer declared a dividend of €0.14 per ordinary share and €0.16 per preferred share, aggregating approximately €13.6 million and €15.6 million, respectively, which was paid on July 10, 2002. Payment of this dividend is not reflected in shareholders' equity.

(6) Other than as may be indicated above, there has been no material adverse change to the Group's consolidated capitalization since March 31, 2002.

SELECTED FINANCIAL DATA

The following financial data as at and for the years ended December 31, 2001 and 2000 has been extracted or derived from the Group's consolidated financial statements audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent accountants, included elsewhere in this offering memorandum. In accordance with German GAAP, the consolidated financial statements as at and for the year ended December 31, 2000 give effect to the Merger as if it occurred on January 1 of that year. The pro forma financial data as at and for the year ended December 31, 1999 has been extracted or derived from the 1999 Pro Forma Consolidated Financial Statements, which give effect to the Merger as if it occurred on January 1, 1999. See "Presentation of Financial Information." The financial data as at and for the three month periods ended March 31, 2002 and 2001 has been extracted or derived from the Group's unaudited interim financial information included elsewhere in this offering memorandum. The data for such periods should not be used as a basis for or prediction of an annualized calculation.

The Group prepares its financial statements according to German GAAP. Consolidated financial statements prepared according to German GAAP differ in a number of respects from consolidated financial statements prepared according to U.S. GAAP. Certain differences between German GAAP and U.S. GAAP are summarized in "Summary of Significant Differences Between German GAAP and U.S. GAAP" included elsewhere in this offering memorandum. This section should be read together with the financial statements and related notes, also included elsewhere in this offering memorandum.

	Year ended December 31,			Three months ended March 31,	
	2001	2000	Pro Forma 1999[1]	2002	2001
			(unaudited)	(unaudited)	(unaudited)
	(in thousands of €)				
Revenues	2,014,786	2,155,218	2,018,208	489,271	513,709
Increase/decrease in inventories	(112)	45	(79)	0	0
Other operating income	78,239	66,927	89,274	15,490	8,191
Total	2,092,913	2,222,190	2,107,403	504,761	521,900
Programming and material costs	(1,399,264)	(1,380,050)	(1,385,967)	(347,251)	(342,660)
including depreciation of programming assets	*(1,109,465)*	*(1,090,807)*	*(1,106,860)*	*(274,249)*	*(277,067)*
Personnel expenses	(209,041)	(219,569)	(185,943)	(55,088)	(58,205)
Depreciation and amortization[2]	(55,979)	(63,014)	(52,494)	(12,401)	(14,466)
Other operating expenses	(244,360)	(263,282)	(239,171)	(67,156)	(67,346)
Net operating profit	184,269	296,275	243,828	22,865	39,223
Capital investment income/expense	(857)	(1,015)	(216)	(1,088)	(42)
Interest expense	(50,538)	(38,559)	(42,222)	(13,135)	(10,607)
Other financial expenses	(12,117)	(23,918)	(2,971)	(155)	11
Net financial profit/loss	(63,512)	(63,493)	(45,409)	(14,378)	(10,638)
Income from ordinary business activities	120,757	232,781	198,419	8,487	28,585
Extraordinary expense	(15,139)	(27,384)	—	0	0
Net pre-tax profit/loss	105,618	205,399	198,419	8,487	28,585
Income taxes	(39,075)	(113,959)	(94,277)	(3,170)	(12,580)
Other taxes	(957)	(543)	(5,778)	(55)	(24)
Costs incurred under profit transfer agreements with dormant partners[3]	—	—	(18,216)	—	—
Net income for the period	65,586	90,897	80,147	5,262	15,981
Minority interests	2,596	1,721	906	407	372
Consolidated net income for the period	68,182	92,618	81,053	5,669	16,353
Cash flow information					
Cashflow from operating activities	1,077,155	1,120,103	1,203,808	201,017	194,060
Cashflow from investing activities	(1,369,455)	(1,047,359)	(1,083,347)	(325,547)	(392,402)
Expenditures for programming assets	*(1,179,930)*	*(998,607)*	*(1,037,617)*	*(325,484)*	*(407,964)*
Cashflow from financing activities	372,607	(77,272)	(111,142)	32,992	389,870
Balance sheet information					
Cash deposits with banks	107,060	26,753	31,281	15,522	218,281
Total assets	2,028,046	1,699,021	1,777,815	1,999,161	2,017,021
Total financial liabilities	1,005,045	576,036	544,467	1,038,036	965,906
Liabilities[4]	1,272,207	865,498	998,604	1,229,474	1,115,523
Total shareholders' equity[5]	649,758	647,236	594,079	654,538	664,888
Other information[6]					
EBITDA	225,109	331,906	296,321	35,266	53,689
Total debt to EBITDA[7]	4.5x	1.7x	1.8x	—	—
EBITDA to interest expense	4.5x	8.6x	7.0x	—	—
Adjusted EBITDA	240,248	359,288	—	—	—
Total debt to Adjusted EBITDA[7]	4.2x	1.6x	—	—	—
Adjusted EBITDA to interest expense	4.8x	9.3x	—	—	—

(1) Pro forma to give effect to the Merger as if it had occurred on January 1, 1999. See "Presentation of Financial Information."

(2) The Group records depreciation of programming assets under "programming and materials costs." See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Profits paid to silent partners by SAT.1 Beteiligungs GmbH pursuant to a silent participation agreement; this entity did not become part of the Group on the Merger. The Group has no additional liabilities under this agreement.

(4) Liabilities do not include accrued liabilities and deferred liabilities.

(5) On July 9, 2002, the Issuer declared a dividend of €0.14 per ordinary share and €0.16 per preferred share, aggregating approximately €13.6 million and €15.6 million, respectively, which was paid on July 10, 2002. Payment of this dividend is not reflected in shareholders' equity.

(6) EBITDA is the Group's net pre-tax profit before net capital investment expense/income, net interest expense, net other financial expenses and depreciation and amortization (other than depreciation on programming assets). Adjusted EBITDA is EBITDA as adjusted for extraordinary expenses relating to the Merger and other extraordinary expenses of €15.1 million in 2001 and €27.4 million in 2000. Neither EBITDA nor Adjusted EBITDA is a measure of financial performance under German or U.S. GAAP and may not be comparable to similarly titled measures of other companies, because neither EBITDA nor Adjusted EBITDA is uniformly defined. Neither EBITDA nor Adjusted EBITDA should be considered by investors as an alternative to Group operating profit or income from ordinary activities as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows.

(7) Total debt means total financial liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Group's results of operations and financial position should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2000 and 2001 (the "2000 and 2001 Consolidated Financial Statements") and the 1999 Pro Forma Consolidated Financial Statements (together with the 2000 and 2001 Consolidated Financial Statements, the "Consolidated Financial Statements"), including the notes to these financial statements, included elsewhere in this offering memorandum.

The Issuer was established on October 2, 2000 as the resulting entity from the merger of ProSieben Media AG and SAT.1 Holding GmbH, the holding company for SAT.1 Satelliten Fernsehen GmbH and Media 1 Medienvermarktung GmbH. The Merger is described in more detail under "Business—History and Development."

In order to present comparative financial information for this business combination as a whole for the 1999 financial year, the 1999 Pro Forma Consolidated Financial Statements are included in this Offering Memorandum. The 1999 Pro Forma Consolidated Financial Statements give effect to the Merger as if it occurred on January 1, 1999. See "Presentation of Financial Information." The 1999 Pro Forma Consolidated Financial Statements are based on the 1999 audited consolidated financial statements for ProSieben Media AG and SAT. 1 SatellitenFernsehen GmbH, and the audited single-entity financial statements for Media 1 Medienvermarktung GmbH, all prepared in accordance with the reporting principles of the German Commercial Code. Business relationships between the consolidated companies have been eliminated accordingly. The pro forma consolidated figures for the 1999 financial year used in the text and tables below are extracted or derived solely from the 1999 Pro Forma Consolidated Financial Statements.

The pro forma financial information reflects certain assumptions and allocations and does not fully reflect steps taken in preparation for the Merger. The reporting and valuation methods used by the respective companies, which differ mainly in the depreciation and amortization methods used by SAT.1 SatellitenFernsehen GmbH and ProSieben Media AG, were essentially preserved in preparing the 1999 Pro Forma Consolidated Statements. However, the impact of the differences in amortization and depreciation methods do not significantly affect the balance-sheet ratios of the Group to any extent that might materially compromise the comparability of the 1999 Pro Forma Consolidated Financial Statements.

The 1999 Pro Forma Consolidated Financial Statements have been prepared in accordance with practices customary in Germany and are presented for comparative purposes only. The 1999 Pro Forma Consolidated Financial Statements have not been prepared in accordance with Article 11 "Pro Forma Financial Information" of Regulation S-X of the U.S. Securities Act of 1933. The 1999 Pro Forma Financial Statements do not purport to be indicative of the actual or future results of operations or financial condition of the Issuer.

In accordance with German GAAP, the consolidated financial statements as at and for the year ended December 31, 2000 give effect to the Merger as if it occurred on January 1 of that year.

The comparable consolidated financial information in the text and tables below as at and for the three month periods ended March 31, 2001 and 2002 has been extracted from the Group's unaudited interim financial information. The consolidated financial information as at and for the three months ended March 31, 2002, should not be used as a basis for or prediction of an annualized calculation. In particular, the first quarter of each year is considered to be part of the "high season" in advertising funded broadcasting markets. During the summer, or "low season," revenues are notably lower on a monthly basis.

The Consolidated Financial Statements have been prepared in accordance with German GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of certain differences between German GAAP and U.S. GAAP, see "Summary of Significant Differences between German GAAP and U.S. GAAP."

The Consolidated Financial Statements were prepared and reported in euros. The companies of the former ProSieben Group and of the SAT. 1 Group made the transition to the euro as of January 1, 2000 and January 1, 2002, respectively, using the euro to DM conversion rate of 1: 1.95583 established by the Council of the European Union under Article 109 1(4) sentence 1 of the EC Treaty.

Overview

The Group

The principal business of the Group is, and the Group's revenue is principally derived from, the production and broadcasting of television programs through four German language television channels (Sat.1, ProSieben, Kabel 1 and N24). Revenues are generated by selling television advertising. The Group's activities in the television business comprise the acquisition, production, and broadcasting of programs and the sale of television advertising airtime to customers. With an audience share of 30.1% in the Group's most commercially relevant target audience of 14- to 49-year-old viewers in Germany, the Group was the second largest commercial television broadcaster in Germany in 2001. The Group also has two other business divisions: merchandising and services. In addition, in 2001 the Group entered into a multi-media joint venture with the Kirch Group called Kirch Intermedia, in which the Group has a 49.9% interest, and purchased a 48.4% equity participation in Euvía.

Revenues

In the year ended December 31, 2001, approximately 97% of the Group's total consolidated revenues comprised advertising revenues, which primarily related to the sale of advertising time. Approximately 96% of its revenues were derived through its television broadcasting business. Advertising time offered by the Group is marketed centrally by SevenOne, a wholly owned subsidiary of the Issuer, other than in Austria and Switzerland, where the Group sells advertising through other subsidiaries.

Advertising revenues are dependent on the price advertisers are willing to pay and the availability of advertising time. Because of the limited availability of additional advertising time due to quantitative restrictions under media law, future increases in revenue resulting from the sale of additional advertising time are not expected to be significant. The future development of revenues in the television business is therefore primarily dependent on the general development of the market for advertising and the ability of the Group to increase the number of viewers and to increase market share, which may be restricted by media law. See "Business—Regulation."

Together the Group's television channels had a share of 23.1% of the German television audience for all viewers aged three years and above in 2001. In the German advertising industry's key target audience of 14- to 49-year olds, the Group's viewer audience share was 30.1% in 2001 and 28.2% in the first six months of 2002. The Issuer intends to continue to optimize programming on its channels to retain its strong viewer market share and thereby increase the effectiveness of each of the Group's channels as a targeted advertising medium.

According to Nielsen Media, total gross television advertising revenues in Germany decreased by 7.9% in the period from January 1 to June 23, 2002, compared to the same period in the previous year. Also according to Nielsen Media, the Group's share of these revenues increased to 46.4% in the period from January 1 to June 23, 2002 from 45.2% in the same period in 2001, but the Group's total gross advertising revenues decreased by 5.5% for such period in 2002 as compared to the same period in 2001. The Group's performance was better than that of the RTL Group's German-language channels, whose share of gross television advertising revenues decreased by 1.2% to 40.6% in the period from January 1 to June 23, 2002 from 41.8% in the same period of 2001 and whose share of total gross advertising revenues decreased by 10.6% for such period in 2002 as compared to the same period in 2001.

The Issuer currently estimates that the Group's total consolidated revenues may be approximately 4% lower for the first half of 2002 compared to the first half of 2001 and that the Group will have positive pre-tax profits for the first half of 2002.

Although in the current environment it is difficult to make predictions regarding future developments, the Issuer believes that net advertising revenues in Germany for the whole of 2002 may be approximately 5% lower than in 2001 and that the decrease in the Group's revenues for 2002 from 2001 may be somewhat less than 5%.

Among the most important advertising customers of the Group are well known branded consumer goods companies such as Coca Cola, Ferrero, Henkel, Masterfoods and Procter & Gamble as well as major car manufacturers such as Deutsche Renault and General Motors.

Programming Assets and Expenses

At December 31, 2001, the Group had programming assets capitalized in its balance sheet at €1.2 billion. In addition, the Group had contractually agreed but non-capitalized broadcasting rights with contractual acquisition costs of approximately €1.1 billion as of December 31, 2001, of which €639 million is due within one year, €397 million is due within two to five years and €35 million is due after five years. Broadcasting rights are not generally capitalized until the license period starts or payment for the rights is made.

Programming assets include feature films, television series, commissioned productions and down payments for programming assets. The Group broadcasts programs produced by third parties and programs produced in its own studios as well as specially commissioned productions for which it generally retains all rights. The Group places considerable importance on securing broadcasting rights for high quality feature films, series and sporting events. Licensing agreements are concluded with the owners of the rights, such as producers, sales companies and middlemen.

Due to the significance of programming assets to the Group, the caption "programming assets" is shown under the line item "current assets" as a separate item in the balance sheet according to German GAAP. In addition, the line item "programming and materials costs," which consists of "depreciation of programming assets," "licenses, transmission fees and materials" and "purchased services and purchased goods," is shown in the income statement instead of the caption "cost of materials."

Licences for feature films and series are generally acquired in packages valued at the prices invoiced by the licensor. The purchase price is then allocated to the individual programming assets in the package and capitalized as programming assets at the date of the commencement of the respective license. Commissioned productions are capitalized as programming assets as of the date of their completion, which is deemed to coincide with the date of acceptance.

Depreciation of programming assets is recorded under the line item "programming and materials costs." Scheduled depreciation of the cost of programming assets is effected upon transmission of the respective program. Scheduled depreciation is based on the number of allowed transmissions agreed within the scope of a license agreement, and is computed on an accelerated basis according to a standardized schedule. For example, if the license agreement calls for three transmissions, depreciation typically would be recorded as 55% of cost for the first transmission, 35% for the second transmission and 10% for the last transmission. Scheduled depreciation of licences and commissioned productions intended for multiple showings begins with the first transmission. Commissioned productions intended for only one showing are fully depreciated at once. Unscheduled depreciation, which represent adjustments to estimated realizable values of programming packages, is recognized when the cost of the assets is not expected to be realized by future revenues because of changing demands in the competitive environment, lower than expected acceptance by the viewing public or if commissioned productions have been cancelled. Write-backs of unscheduled depreciation are made when the Issuer determines that unscheduled depreciation adjustments have caused the depreciated value of programming assets to be too low in

comparison with the anticipated future economic value of such assets, and are recorded under the line item "other operating income."

The commitments for future programming assets, where contracts have been signed but where licenses have not commenced and down payments have not been made at the respective balance sheet date, are shown as "other financial commitments" in the notes to the Consolidated Financial Statements. The Group also recognises provisions for future programming commitments in those cases where the assets are not capitalized and the cost is not expected to be realised by future revenues. These provisions for anticipated losses are recorded as "programming and materials costs" on the Group's consolidated income statements and as "accruals" on the Group's consolidated balance sheets. Write-backs of any such provision are reflected in "other operating income."

Expenses for programs produced by the Group are directly entered in the income statement as expenses.

Depreciation and Amortization

The line item "depreciation and amortization" does not include depreciation of programming assets, which is recorded as "programming and materials costs," and, in the case of write-backs of depreciation, as "other operating income," as discussed above under "—Programming Assets and Expenses."

Seasonality

The revenues of advertising funded television are dependent upon seasonal factors. While the autumn and winter months can be seen as "high" season, spring and summer months can be seen as "low" season. The seasonality reflects television's competition with a larger number of free time activities during the summer months. As a consequence of this the number of television viewers and also the prices for advertising time, and therefore advertising revenues, are generally higher in the autumn and winter months.

Critical Accounting Policies

Accruals

In accordance with Section 249 of the German Commercial Code, the Group can or must set up accruals for certain events. Accruals are set up only when they are mandatory under these regulations. According to Section 253, Par. 1 of the German Commercial Code, accruals are to be reported only to the extent dictated by reasonable commercial prudence. This reasonable commercial assessment is carried out at the Issuer's discretion. The Group's most material estimate-based accrual is for legal advice and litigation costs, where accruals are made for anticipated or impending litigation. For anticipated or impending litigation as a defendant, the likely damages or fines are taken into account in addition to the litigation costs. For accruals for anticipated losses, see "—Programming Assets and Expenses."

Amortization of Goodwill

According to Section 255, Par. 4 of the German Commercial Code, the difference between the price paid for an acquired company and the value of the individual assets of the company minus debt at the time of the take-over can be shown as goodwill. At least one-quarter of this amount is amortized in each of the subsequent business years. However, it is also permissible to distribute the amortization of goodwill over the years in which the company expects to use it. The assessment of the anticipated useful life is performed by the company. In general, positive goodwill is amortized over a useful life of four years. The goodwill resulting from the initial consolidation of Kabel 1 in 1995 is subject to linear amortization over the duration of the broadcast license until February 2004. The Group does not carry out amortization for tax reasons.

Programming Assets and Expenses

The valuation of programming assets involves significant estimation including the values assigned to individual programming assets acquired in packages, estimates of future revenues, depreciation of programming assets, and unscheduled depreciation and subsequent write-ups.

As stated above, licenses for feature films and series are generally acquired in packages. The purchase price is allocated to the individual programming assets in the package and are capitalized at the date of the commencement of the respective license. Commissioned productions are capitalized as programming assets as of the date of their completion, which is deemed to coincide with the date of acceptance.

Scheduled depreciation is based on the number of allowed transmissions agreed within the scope of a license agreement, and is computed on an accelerated basis according to a standardized schedule. Scheduled depreciation of licenses and commissioned productions intended for multiple showings begins with the first transmission. Commissioned productions intended for only one showing are fully depreciated when shown.

Unscheduled depreciation, which represents adjustments to estimated realizable values of programming packages, is recognized when the carrying amount of the assets is not expected to be realized by future revenues. The Group performs an impairment test annually based on budgeted revenues, which are in turn based on the average revenues over the past 12 months for the viewing slots intended for the respective programming assets. Write-backs of unscheduled depreciation are made when it is determined that unscheduled depreciation adjustments have caused the depreciated value of programming assets to be too low in comparison with the anticipated future economic value of such assets.

The Group also recognizes provisions for future programming commitments in those cases where programming assets are not yet capitalized and the cost is not expected to be realized by future revenues.

Results of Operations

The following table sets forth certain items from the consolidated income statements of the Group for the three month periods ended March 31, 2002 and 2001 and the years ended December 31, 2001 and 2000 and pro forma consolidated income statement for the year ended December 31, 1999:

	Year ended December 31,						Three months ended March 31,			
	2001		2000		Pro Forma 1999[1]		2002		2001	
					(unaudited)		(unaudited)		(unaudited)	
	(in thousands of € / % of total income)									
Revenues	2,014,786		2,155,218		2,018,208		489,271		513,709	
Increase/decrease in inventories	(112)		45		(79)		0		0	
Other operating income	78,239		66,927		89,274		15,490		8,191	
Total	2,092,913	100.0	2,222,190	100.0	2,107,403	100.0	504,761	100.0	521,900	100.0
Programming and materials costs	(1,399,264)	66.9	(1,380,050)	62.1	(1,385,967)	65.8	(347,251)	68.8	(342,660)	65.7
of which depreciation of programming assets	*(1,109,465)*	*53.0*	*(1,090,807)*	*49.1*	*(1,106,860)*	*52.5*	*(274,249)*	*54.3*	*(277,067)*	*53.1*
Personnel expenses	(209,041)	10.0	(219,569)	9.9	(185,943)	8.8	(55,088)	10.9	(58,205)	11.2
Depreciation and amortization[2]	(55,979)	2.7	(63,014)	2.8	(52,494)	2.5	(12,401)	2.5	(14,466)	2.8
Other operating expenses	(244,360)	11.7	(263,282)	11.8	(239,171)	11.3	(67,156)	13.3	(67,346)	12.9
Net operating profit	184,269	8.8	296,275	13.3	243,828	11.6	22,865	4.5	39,223	7.5
Capital investment income/ expense	(857)	0.0	(1,015)	0.0	(216)	0.0	(1,088)	0.2	(42)	0.0
Interest expense	(50,538)	2.4	(38,559)	1.7	(42,222)	2.0	(13,135)	2.6	(10,607)	2.0
Other financial expenses	(12,117)	0.6	(23,918)	1.1	(2,971)	0.1	(155)	0.0	11	0.0
Net financial profit/loss	(63,512)	3.0	(63,493)	2.9	(45,409)	2.2	(14,378)	2.8	(10,638)	2.0
Income from ordinary business activities	120,757	5.8	232,781	10.5	198,419	9.4	8,487	1.7	28,585	5.5
Extraordinary expense	(15,139)	0.7	(27,384)	1.2	—	—	0	0.0	0	0.0
Net pre-tax profit/loss	105,618	5.0	205,399	9.2	198,419	9.4	8,487	1.7	28,585	5.5
Income taxes	(39,075)	1.9	(113,959)	5.3	(94,277)	4.5	(3,170)	0.6	(12,580)	2.5
Other taxes	(957)	0.0	(543)	0.0	(5,778)	0.3	(55)	0.0	(24)	0.0
Costs incurred under profit transfer agreements with dormant partners[3]	—	—	—	—	(18,216)	0.9	—	—	—	—
Net income for the period	65,586	3.1	90,897	4.1	80,147	3.8	5,262	1.0	15,981	3.1
Minority interests	2,596	0.1	1,721	0.1	906	0.0	407	0.1	372	0.1
Consolidated net income for the period	68,182	3.3	92,618	4.2	81,053	3.8	5,669	1.1	16,353	3.1

(1) Pro forma to give effect to the Merger as if it had occurred on January 1, 1999. See "Presentation of Financial Information."

(2) The Group records depreciation of programming assets under "programming and materials costs." See "—Overview—Programming Assets and Expenses."

(3) Profits paid to silent partners by SAT.1 Beteiligungs GmbH pursuant to a silent participation agreement; this entity did not become part of the Group on the Merger. The Group has no additional liabilities under this agreement. Payment of these profits was recorded in 1999 but made in the 2000 financial year.

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Revenues

The Group's revenues decreased by €24.4 million, or 4.7%, from €513.7 million in the three month period ended March 31, 2001 to €489.3 million in the three month period ended March 31, 2002. This decrease

was primarily due to the decreased demand for advertising in the German television market in the first quarter of 2002 as compared to the first quarter of 2001. The decrease in revenues is despite a two percentage point increase in television gross advertising market share for the Group within the German market in the first quarter of 2002.

Other Operating Income

Other operating income increased by €7.3 million, or 89.0%, from €8.2 million in the three month period ended March 31, 2001 to €15.5 million in the three month period ended March 31, 2002, mainly due to write-backs of depreciation relating to programming assets.

Programming and Materials Costs

Programming and materials costs remained relatively stable, increasing slightly by €4.6 million, or 1.3%, from €342.7 million in the three month period ended March 31, 2001 to €347.3 million in the three month period ended March 31, 2002. Depreciation of programming assets also remained relatively stable, at €277 million in the first quarter of 2001 and €274 million in the first quarter of 2002.

Future programming expenditures depend on the future availability and purchase prices of programming assets as well as the extent of internally developed programs.

Personnel Expenses

Employment costs decreased by €3.1 million, or 5.3%, from €58.2 million in the three month period ended March 31, 2001 to €55.1 million in the three month period ended March 31, 2002. As part of the Group's cost reduction strategy, the Group reduced its total number of employees by 8% as compared to its total number of employees as at December 31, 2001, to 3,047 employees as at March 31, 2002.

Depreciation and Amortization

Depreciation and amortization of non-programming assets decreased by €2.1 million, or 14.5%, from €14.5 million in the three month period ended March 31, 2001 to €12.4 million in the three month period ended March 31, 2002.

Other Operating Expenses

Other operating expenses remained constant, and were €67.2 million in both the three-month period ended March 31, 2002 and the three-month period ended March 31, 2001.

Net Operating Profit

Net operating profit decreased by €16.3 million, or 42.0%, from €39.2 million in the three month period ended March 31, 2001 to €22.9 million in the three month period ended March 31, 2002, reflecting lower revenues from television advertising.

Interest Expense

Interest expense increased by €2.5 million, or 23.6%, from €10.6 million in the three month period ended March 31, 2001 to €13.1 million in the three month period ended March 31, 2002, primarily due to the issuance of €400 million aggregate principal amount of bonds by the Issuer in late March of 2001.

Income Taxes

The Group's effective tax rate calculated as income and other taxes divided by net pre-tax profit was 38% (€3.2 million) in the three month period ended March 31, 2002 and 44% (€12.6 million) in the three month period ended March 31, 2001. This decrease in the effective tax rate reflects the Group's share of tax losses in Euvía, in which the Group acquired an interest in May 2001.

Group Net Income

Owing to the trends described above, net income for the Group decreased by €10.7 million, or 65.2%, from €16.4 million in the three month period ended March 31, 2001 to €5.7 million in the three month period ended March 31, 2002.

2001 Compared to 2000

Revenues

The Group's revenues decreased by €140 million, or 6.5%, from €2,155 million in 2000 to €2,015 million in 2001. The decrease in 2001 revenues was primarily due to decreased demand for advertising during 2001. On the basis of net advertising spending, the German television advertising market decreased by approximately 5.1% in 2001 according to ZAW in 2001. Approximately 96% of the Group's revenues were derived through its television broadcasting business division in 2001.

Other Operating Income

Other operating income increased by €11 million, or 16.4%, from €67 million in 2000 to €78 million in 2001. The increase was primarily due to the deconsolidation of ddp Nachrichtenagentur GmbH and Sport 1 GmbH & Co. KG as a result of their transfer to a non-Group entity, which yielded a gain of €9 million. Other operating income also included the following: income from the disposal of programming assets, €8 million (2000: €7 million), income from write-ups to programming assets, €8 million (2000: €12 million), and income from the write-back of provisions, €12 million (2000: €16 million). Other major items include income from costs passed on to third parties.

Programming and Materials Costs

Programming and materials costs increased by €19 million, or 1.4%, from €1,380 million in 2000 to €1,399 million in 2001. In relation to total revenues, programming and materials costs amounted to 66.9% in 2001 compared with 62.1% in 2000. The depreciation of programming assets in the amount of €1,109 million in 2001 (2000: €1,091 million) included €1,018 million (2000: €992 million) for scheduled depreciation and €88 million (2000: €99 million) for unscheduled depreciation and provisions for anticipated losses.

Other programming and materials costs in 2001 included €148 million (2000: €119 million) of costs for broadcast licenses, transmission fees and materials and €142 million (2000: €171 million) of costs of purchased services and goods for resale. Adjustments in programming and materials costs at Sat.1 Satelliten Fernsehen GmbH to bring them into line with uniform Group reporting practices led to reclassifications among expenses for licenses, broadcasting fees, materials and third-party services within this line item in 2001.

Personnel Expenses

Employment costs decreased by €11 million, or 4.8%, from €220 million in 2000 to €209 million in 2001. As a percentage of total revenues, employment costs remained relatively stable at 9.9% in 2000 and 10.0% in 2001. The decrease in costs is due to the deconsolidation of ddp Nachrichtenagentur GmbH, ddp/vwd Wirtschaftsnachrichten GmbH and SevenOne Interactive GmbH and the transfer of the multimedia activities of

ProSieben Digital Media GmbH to Kirch Intermedia Group in 2001. See "Business—Kirch Intermedia." As a result, the number of full time equivalent employees decreased from an annual average of 3,183 in 2000 to an annual average of 3,001 in 2001.

Depreciation and Amortization

Depreciation and amortization of non-programming assets decreased by €7 million, or 11.2%, from €63 million in 2000 to €56 million in 2001. Depreciation remained relatively stable as a percentage of total revenues, at 2.8% in 2000 and 2.7% in 2001. The decrease in depreciation and amortization is primarily due to a decrease of €5 million of scheduled depreciation of tangible assets.

Other Operating Expenses

Other operating expenses decreased by €19 million, or 7.2%, from €263 million in 2000 to €244 million in 2001, primarily as a result of cost reduction measures implemented by the Group. As a percentage of total revenues, other operating expenses remained relatively stable at 11.8% in 2000 and 11.7% in 2001. Other operating expenses consisted of the following: €129 million (2000: €127 million) representing sales related costs, mainly comprising advertising, market research and travel expenses, €46 million (2000: €58 million) of administration costs, €6 million (2000: €6 million) of expenses relating to other periods, €9 million (2000: €9 million) of maintenance costs and €55 million (2000: €63 million) of other operating expenses.

Net Operating Profit

Net operating profit decreased by €112 million, or 37.8%, from €296 million in 2000 to €184 million in 2001 primarily due to lower revenues in 2001.

Interest Expense

In 2001, the Group incurred interest expense of €51 million as compared to €39 million in 2000. The increased interest expense of €12 million was due to interest on higher average borrowings in 2001 compared to 2000 due to continued investments in programming assets and the Group's acquisition of a 48.4% participation in, and extension of a €112 million shareholder loan, to Euvía in 2001.

Other Financial Expenses

The Group had other financial expenses of €12 million in 2001 and €24 million in 2000. Other financial expenses comprised write-downs of the Group's equity interest in LetsBuyIt.com N.V., Netherlands in 2001. In 2000, other financial expenses primarily comprised amortization of financial assets, particularly write-downs totaling €24 million on trade investments in LetsBuyIt.com N.V., Netherlands, and RTL/ProSieben Schweiz Fernseh AG, Switzerland.

Extraordinary Expense

Extraordinary expense in 2001 of €15 million related to the Merger and the partial relocation from Munich to Berlin of N24 Gesellschaft für Nachrichten and Zeitgeschehen mbH. Extraordinary expense in 2000 of €27 million related entirely to Merger transaction and integration costs.

Income Taxes

Income taxes decreased from €114.0 million in 2000 to €39.1 million in 2001, primarily as a result of a change in the corporate tax rates in Germany, lower profits in 2001 and the Group's share of tax losses in Euvía, in which it acquired an interest in 2001. The Group's effective tax rate calculated as income and other taxes divided by net pre-tax profit was 38% (€40 million) in 2001 and 56% (€114 million) in 2000. The statutory

income tax rate in 2000 was comprised of a municipal tax rate of 16% for corporations in Unterföhring, Germany and a corporation tax rate of 45% on retained profits and 30% on distributed profits. In 2001, the corporation tax rate was changed to 25%.

Group Net Income

Owing to the trends described above, the annual net income for the Group decreased by 26.9% from €93 million in 2000 to €68 million in 2001.

2000 Compared to 1999

Revenues

The Group's revenues increased by €137 million, or 6.8%, from €2,018 million in 1999 to €2,155 million in 2000. This increase was mainly due to increased advertising time sold in 2000 due to increased demand, particularly in the multimedia/internet, telecommunications, financial services and utilities sectors. Approximately 97% of the revenues in 2000 consisted of advertising revenues, which were almost entirely achieved in the German domestic television business.

Other Operating Income

Other operating income decreased by €22 million, or 24.7%, from €89 million in 1999 to €67 million in 2000. The decrease in other operating income was mainly attributable to a lower level of write-ups of programming assets in 2000. Write-ups reflecting a revaluation of the programming assets were implemented for the first time in the 1999 financial year as a result of changes in German tax law.

Programming and Materials Costs

Programming and materials costs decreased by €6 million, or 0.4%, from €1,386 million in 1999 to €1,380 million in 2000. As a percentage of total revenues, programming and materials costs were 62.1% in 2000 compared with 65.8% in 1999, mainly reflecting higher revenues in 2000. Depreciation expense of €1,091 million in 2000 (1999: €1,107 million) included €992 million (1999: €984 million) for scheduled depreciation and €99 million (1999: €122 million) for unscheduled depreciation and provisions for anticipated losses. Other programming and materials costs of €119 million (1999: €113 million) consisted of costs for licenses, transmission fees and materials and €171 million (1999: €166 million) consisted of costs of purchased services and merchandise.

Personnel Expenses

Personnel expenses increased by €33.6 million, or 18.1%, from €186 million in 1999 to €220 million in 2000. As a percentage of total revenues, employment costs increased from 8.8% in 1999 to 9.9% in 2000. This increase was due mainly to the increase in the number of full time equivalent employees from an annual average of 2,696 in 1999 to an annual average of 3,183 in 2000 as a result of setting up the N24 news channel and the expansion of the news agency ddp and the multimedia business area.

Depreciation and Amortization

Depreciation and amortization of non-programming assets increased by €11 million, or 21.2%, from €52 million in 1999 to €63 million in 2000. As a percentage of total revenues, depreciation and amortization increased from 2.5% in 1999 to 2.8% in 2000. The increase was due mainly to an increase of scheduled depreciation of tangible assets from €29 million in 1999 to €36 million in 2000.

Other Operating Expenses

Other operating expenses increased by €24 million, or 10.1%, from €239 million in 1999 to €263 million in 2000. As a percentage of total revenues, other operating expenses remained relatively stable, at 11.3% in 1999 and 11.8% in 2000. In 2000, other operating expenses included administrative costs of €58 million (€40 million in 1999), selling expenses of €127 million (€113 million in 1999) and other operating expenses of €63 million (€74 million in 1999). The increase in administrative and selling expenses primarily reflects the higher number of employees in 2000.

Operating Income

Operating income increased by €52 million from €244 million in 1999 to €296 million in 2000.

Interest Expense

In 2000, the Group incurred interest expense of €39 million as compared to €42 million in 1999.

Income Taxes

Income taxes increased by €20 million from €94 million in 1999 to €114 million in 2000. Income taxes in 1999 were lower than 2000 as a result of loss-carryforwards. Expenses for income taxes in 2000 primarily relate to municipal trade tax and corporate tax.

Group Net Income

Group net income increased by €11 million, or 13.8%, from €80 million in 1999 to €91 million in 2000.

Net Worth Position/Financial Position

The following table shows the consolidated balance sheets of the Group as of March 31, 2002 and 2001 and December 31, 2001 and 2000 and the pro forma consolidated balance sheet for the year ended December 31, 1999:

	Year ended December 31,			Three months ended March 31,	
	2001	2000	Pro Forma 1999[1]	2002	2001
			(unaudited)	*(unaudited)*	*(unaudited)*
			(in thousands of €)		
ASSETS					
FIXED ASSETS					
INTANGIBLE ASSETS					
Licenses, trademarks and similar rights and values	4,916	7,630	4,907	5,292	6,675
Goodwill	32,763	53,899	76,068	28,669	49,069
Advances paid on intangible assets	1,522	1,310	2,435	1,296	1,373
	39,201	62,839	83,410	35,257	57,117
TANGIBLE ASSETS					
Buildings on property owned by others	108,391	106,186	90,736	106,636	104,751
Technical equipment and machinery	37,560	32,228	23,697	34,713	32,959
Other equipment, office furniture and equipment	20,456	24,466	25,199	19,551	21,507
Advance paid on fixed assets and assets under construction	1,416	2,656	26,178	2,653	4,804
	167,823	165,536	165,810	163,553	164,021
FINANCIAL ASSETS					
Shares in Group companies[2]	42	18	0	23	41
Shares in associated companies	69,942	2,352	4,334	68,866	2,310
Participating interest	2,536	8,506	9,113	2,027	8,504
Loans to entities in which the Issuer holds interests of 20% or more	114,450	354	1,664	114,450	1,554
Investment securities	0	0	30	0	0
Other loans	451	342	286	511	370
	187,421	11,572	15,427	185,877	12,779
	394,445	239,947	264,647	384,687	233,918
CURRENT ASSETS					
PROGRAMMING ASSETS	1,206,204	1,146,741	1,238,821	1,259,027	1,255,621
INVENTORIES					
Raw materials and manufacturing supplies	349	291	487	294	322
Work in progress	21	133	88	22	133
Finished products and goods	3,472	2,676	1,625	4,569	1,737
	3,842	3,100	2,200	4,885	2,192
RECEIVABLES AND OTHER ASSETS					
Trade accounts receivables	153,251	128,381	120,689	159,965	125,549
Amounts due from Group companies[2]	28,828	1,503	21,507	29,597	355
Receivables from entities in which the Issuer holds interests of 20% or more	11,368	9,697	8,356	10,670	7,394
Other assets	100,142	96,540	77,959	102,856	135,274
	293,589	236,121	228,511	303,088	268,573
SECURITIES	1,100	27	81	369	27
CASH, DEPOSITS WITH BANKS	107,060	26,753	31,281	15,522	218,281
PREPAID AND DEFERRED ITEMS	9,315	7,501	3,822	18,709	25,585
DEFERRED TAXES	12,491	8,831	8,452	12,874	12,824
TOTAL ASSETS	2,028,046	1,669,021	1,777,815	1,999,161	2,017,021

	Year ended December 31,			Three months ended March 31,	
	2001	2000	Pro Forma 1999[1]	2002	2001
			(unaudited) (in thousands of €)	(unaudited)	(unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
SHAREHOLDERS' EQUITY					
Subscribed capital	194,486	194,486	192,235	194,486	194,486
Capital reserves	322,319	322,319	247,925	322,319	322,319
Revenue reserves	63,356	282	40,344	63,322	62
Retained earnings	4,489	38,217	32,182	72,743	132,726
Consolidated net income for the year	68,182	92,618	81,053	5,669	16,353
Minority interests	(3,074)	(686)	340	(4,001)	(1,058)
	649,758	647,236	594,079	654,538	664,888
ACCRUED LIABILITIES					
Accrued taxes	24,566	57,854	65,373	26,051	71,419
Accruals for anticipated losses	5,118	2,618	9,491	3,856	2,423
Accruals for outstanding invoices	47,183	50,940	45,962	44,087	51,150
Other accruals	28,220	43,568	62,319	39,334	70,365
	105,087	154,980	183,145	113,328	195,358
LIABILITIES					
Bonds	527,823	127,823	127,823	527,823	527,823
Liabilities to banks	477,222	448,213	416,644	510,213	438,083
Total financial liabilities	1,005,045	576,036	544,467	1,038,036	965,906
Deposits received	1,443	483	2,458	337	621
Trade accounts payable	114,665	161,370	244,176	101,916	97,791
Liabilities to Group companies[2]	73,108	60,209	102,741	47,632	34,415
Liabilities to entities in which the Issuer holds interests of more than 20%	672	129	36,473	1,135	973
Other liabilities	77,274	67,272	68,289	40,418	55,812
	1,272,207	865,499	998,604	1,229,474	1,155,523
DEFERRED LIABILITIES	994	1,306	1,987	1,821	1,252
TOTAL LIABILITIES AND EQUITY	2,028,046	1,669,021	1,777,815	1,999,161	2,017,021

(1) Pro forma to give effect to the Merger as if it occurred on January 1, 1999. See "Presentation of Financial Information."

(2) For purposes of these line items "Group companies" includes the Kirch Group.

Comparison of Key Balance Sheet Financial Items as at March 31, 2002 and 2001 and as at December 31, 2001, 2000 and 1999 (Pro Forma)

Intangible Assets

Intangible assets decreased from €83 million at December 31, 1999 to €39 million at December 31, 2001. This decrease was primarily due to amortization of goodwill of €23 million in 2000 and €21 million in 2001. Intangible assets decreased further to €35 million in the first quarter of 2002 due to additional amortization of goodwill of €4 million.

Tangible Assets

Tangible assets increased by €2 million from €166 million at December 31, 1999 to €168 million at December 31, 2001, decreasing slightly to €164 million in the first quarter of 2002. Within tangible assets, buildings on property owned by others increased from €91 million in 1999 to €108 million at December 31, 2001 and technical equipment and machinery increased from €24 million in 1999 to €38 million at December 31, 2001, while advances paid on fixed assets, and assets under construction decreased from €26 million at December 31,

1999 to €1 million at December 31, 2001. The changes in these amounts are principally due to a reallocation of approximately €25 million of investments, relating to the launch of channel N24 in early 2000, from advances paid on fixed assets, and assets under construction, to buildings on property owned by others and technical equipment and machinery.

Financial Assets

Financial assets decreased from €15 million at December 31, 1999 to €12 million at December 31, 2000 and then increased to €187 million at December 31, 2001. Financial assets decreased slightly to €186 million in the first quarter of 2002. The increase in the 2001 financial year primarily related to the purchase of a 48.4% equity participation in Euvía for €67 million, which increased shares in associated companies, and a shareholder loan to Euvía in the amount of €112 million.

Programming Assets

Programming assets decreased by €92 million from €1,239 million at December 31, 1999 to €1,147 million at December 31, 2000 and then increased by €59 million to €1,206 million at December 31, 2001 and to €1,259 million in the first quarter of 2002. The decrease in the 2000 financial year resulted from lower investments in programming assets and higher depreciation. The increase in the 2001 financial year reflects a higher level of investment in programming assets, at €1,180 million in 2001, than depreciation of programming assets in 2001. See "Business—Television Broadcasting—Programming Assets."

Future commitments for future programming assets where rights have been contracted for but where licenses have not commenced as of the balance sheet date are shown as other financial commitments in the notes to the consolidated financial statements. The respective values were €1,061 million at December 31, 1999, €1,036 million at December 31, 2000, €1,070 million at December 31, 2001 and €1,059 million for the first quarter of 2002.

Receivables and Other Current Assets

Receivables and other current assets increased from €229 million at December 31, 1999 to €294 million at December 31, 2001 and to €303 million at March 31, 2002. The increase in receivables and other current assets mainly resulted from an increase in trade accounts receivable in the 2001 financial year, timing of collections and an increase in amounts due from Group companies, reflecting a shareholder loan in the amount of approximately €29 million to Kirch Intermedia in the 2001 financial year.

Equity

Shareholders' equity increased from €594 million at December 31, 1999 to €647 million at December 31, 2000 as a result of higher consolidated net income in the 2000 financial year. Capital reserves increased from €248 million at December 31, 1999 to €322 million at December 31, 2000 because revenue reserves, retained earnings and the undistributed portion of consolidated net income for the 1999 financial year were recorded as capital reserves in the 2000 financial year as a result of the Merger.

Shareholders' equity increased slightly from €647 million at December 31, 2000 to €650 million at December 31, 2001, despite a decrease in consolidated net income for the 2001 financial year, as a result of a lower level of dividend distributions, and consequently increased revenue reserves, in the 2001 financial year. Shareholders' equity for the first quarter of 2002 was €10 million lower than in the first quarter of 2001 due to lower consolidated net income.

Accrued Liabilities

Tax accruals decreased from €65 million at December 31, 1999 to €25 million at December 31, 2001 and €26 million in the first quarter of 2002. Tax accruals primarily consisted of municipal trade and corporate tax liabilities, and decreased after 1999 as a result of the reduction of the corporate tax rate in Germany in 2000.

The remaining accruals primarily consisted of accruals for outstanding invoices, which increased from €46 million at December 31, 1999 to €51 million at December 31, 2000 and then decreased to €47 million at December 31, 2001 and to €44 million in the first quarter of 2002, and other accruals. Other accruals decreased from €62 million at December 31, 1999 to €44 million at December 31, 2000 to €28 million at December 31, 2001, and consisted primarily of provisions for unclaimed vacation, payments to the German Copyright Society, litigation costs and severance settlements, legal and consultancy fees.

Accruals also includes accruals for anticipated losses on future programming commitments.

Liabilities

Liabilities, which exclude accrued liabilities and deferred liabilities, decreased by €134 million, or 13.4%, from €999 million at December 31, 1999 to €865 million at December 31, 2000 and increased by €407 million or 47.1% to €1,272 million at December 31, 2001. Liabilities decreased to €1,229 million in the first quarter of 2002 from the end of 2001. Liabilities consisted principally of bonds and amounts due to banks, which together comprised total financial liabilities, and, to a lesser extent, trade accounts payable.

Total financial liabilities increased from €544 million at December 31, 1999 to €576 million at December 31, 2000 and to €1,005 million at December 31, 2001. Within total financial liabilities, bonds increased from €128 million in the 1999 and 2000 financial years to €528 million in the 2001 financial year, reflecting the issuance of an aggregate principal amount of €400 million of bonds in March of 2001, and liabilities to banks increased from €417 million in the 1999 financial year to €448 million in the 2000 financial year and to €477 million in the 2001 financial year. Liabilities to banks included liabilities under bilateral credit facilities, a revolving credit facility and an amortizing mortgage loan of €77 million as of December 31, 2001.

The increase in total financial liabilities from December 31, 1999 to December 31, 2000 was mainly due to increased borrowing to repay loans made by silent partners in Sat.1 to Sat.1 prior to the Merger, and payment of profits owed to such partners pursuant to a profit participation agreement, aggregating €88 million. The Group has no liabilities going forward under this agreement. The increase from December 31, 2000 to December 31, 2001 was mainly due to increased borrowing to pay €112 million of shareholder loans to, and €67 million for the acquisition of an equity participation in, Euvía. The increase in the 2000 and 2001 financial years was also due to expenditures for programming assets and the payments of accounts payable through additional bank borrowings. Total financial liabilities increased further, to €1,038 million for the first quarter of 2002, reflecting higher drawdowns due to lower cash flow from operations.

Trade accounts payable decreased from €244 million at December 31, 1999 to €161 million at December 31, 2000 and to €115 million at December 31, 2001. The decrease in trade accounts payable during the period was principally due to timing of payments, other than the decrease in the 2000 financial year, which was primarily due to the payment of €66 million of trade accounts payable to KirchMedia relating to programming assets, and reallocation of the remaining €13 million of liabilities to KirchMedia from "trade accounts payable" to "liabilities to Group companies" in 2000, to bring treatment of these liabilities into line with Group reporting practices adopted in the Merger.

Liabilities to Group companies, which largely comprised liabilities to the Kirch Group, decreased from €103 million at December 31, 1999 to €60 million at December 31, 2000. This decrease was primarily due to repayment of a loan made by a silent partner in Sat.1 to Sat.1 before the Merger and payment of profits to such partner aggregating €52 million in 2000, partially offset by the reallocation of €13 million of liabilities to KirchMedia for programming assets, as discussed above. Liabilities to Group companies decreased from €73 million at December 31, 2001 to €48 million at March 31, 2002 mainly as a result of payments of amounts payable to the Kirch Group for programming assets during the quarter. Liabilities to Group companies in 2000 and 2001 consisted mainly of liabilities to the Kirch Group, the majority of which is owed to KirchMedia, for the purchase of programming assets.

Liabilities to entities in which the Issuer holds interests of more than 20% decreased from €36 million at December 31, 1999 to close to zero at December 31, 2000 due to the repayment of a loan made by a silent

partner in Sat.1 to Sat.1 before the Merger and payment of profits owed to such partner aggregating €36 million, in 2000.

Other liabilities primarily consisted of tax liabilities and liabilities for accrued interest on the Issuer's senior notes.

At December 31, 2000, 15.4% of liabilities, or €133 million, were due between one and five years. This ratio increased to 41.9% at December 31, 2001, or €533 million, due to the €400 million aggregate principal amount of notes issued by the Issuer in that year.

Remaining term(1)	2001	2000
	(in thousands of €)	
less than 1 year	667,093	658,099
of which to banks	400,157	369,179
1-5 years	533,162	133,479
of which to banks	5,113	5,113
more than 5 years	71,952	73,920
Total	1,272,207	865,498

(1) Amounts are not available for 1999 on a consolidated basis as they were not included in the 1999 Pro Forma Consolidated Financial Statements.

Liquidity and Cash Flow

The following table shows the cash flow statements for the Group for the three month periods ended March 31, 2002 and 2001 and for the years ended December 31, 2001 and 2000 and the pro forma consolidated cash flow statement for the year ended December 31, 1999.

	Year ended December 31,			Three months ended March 31,	
	2001	2000	Pro Forma 1999(1)	2002	2001
			(unaudited) (in thousands of €)	*(unaudited)*	*(unaudited)*
Income for the period before extraordinary items	83,321	120,002	81,053	5,669	16,353
Depreciation and amortization/ Appreciation of fixed assets	68,835	87,363	55,143	12,443	14,507
Depreciation of programming assets, including appreciations	1,098,682	1,078,352	1,076,866	267,965	277,067
Change in accruals for anticipated losses on programmed assets	2,500	(6,874)	(18,555)	1,262	(195)
Cash flow calculated according to DVFA/SG(2)	1,253,338	1,278,843	1,194,507	287,339	307,732

	Year ended December 31,			Three months ended March 31,	
	2001	2000	Pro Forma 1999[1]	2002	2001
			(unaudited) (in thousands of €)	*(unaudited)*	*(unaudited)*
Gain on disposal of fixed assets	(85)	(2,100)	(397)	(3)	(25)
Gain on disposal of programming assets	(8,378)	(7,333)	(5,834)	(44)	(3,254)
Loss on disposal of fixed assets	530	2,424	932	9	72
Loss on disposal of programming assets	1,594	804	967	849	989
Disposal of programming assets not affecting payments	550	4,629	15,162	1,262	195
Changes in other accruals	(52,393)	(21,292)	97,591	6,979	40,573
Increase/decrease in inventories, accounts receivable and other assets not associated with investing or financing activities	(64,757)	(12,513)	(118,100)	(19,588)	(53,621)
Increase/decrease in accounts payable and other liabilities not associated with investing or financing activities	(22,612)	(96,331)	31,017	(74,898)	(99,900)
Effects of changes in scope of consolidation	(15,493)	356	(12,036)	(888)	1,299
Expenditures for extraordinary items	(15,139)	(27,384)	0	—	—
Cash flow from operating activities	1,077,155	1,120,103	1,203,808	201,017	194,060
Proceeds from disposal of intangible assets	2,106	879	893	450	1,192
Proceeds from disposal of tangible assets	662	10,818	2,122	(311)	564
Proceeds from disposal of financial assets	11,507	6,207	91	1,583	93
Proceeds from disposal of programming assets	28,019	14,235	33,304	2,629	24,087
Expenditures for intangible assets	(3,736)	(7,626)	(6,355)	(1,228)	(1,374)
Expenditures for tangible assets	(35,668)	(47,476)	(59,567)	(3,104)	(7,657)
Expenditures for programming assets	(1,179,930)	(998,607)	(1,037,617)	(325,484)	(407,964)
Expenditures for purchase of equity interests[3]	(192,415)	(25,789)	(16,218)	(82)	(1,343)
Cash flow from investing activities	(1,369,455)	(1,047,359)	(1,083,347)	(325,547)	(392,402)
Proceeds from loans taken out and repayments of financial debt (net)	29,008	(37,455)	(76,694)	32,992	(10,130)
Proceeds from bond issue	400,000	0	—	0	400,000
Dividend	(56,401)	(39,817)	(34,448)	0	0
Cash flow from financing activities	372,607	(77,272)	(111,142)	32,992	389,870
Change in cash and cash equivalents not affecting payments	80,307	(4,528)	9,319	(91,538)	191,528
Cash and cash equivalents at beginning of period	26,753	31,281	22,962	107,060	26,753
Cash and cash equivalents at end of period	107,060	26,753	31,281	15,522	218,281

(1) Pro forma to give effect to the Merger as if it occurred on January 1, 1999. See "Presentation of Financial Information."

(2) Prepared in accordance with DVFA/SG standards. DVFA (Die Deutsche Vereinigung für Finanzanalyse und Anlageberatung) is the German association for financial analysis and investment advice. Pursuant to

its responsibility for formulating methods to facilitate investment decisions in German companies, DVFA developed standards for the preparation of cash flow statements in conjunction with SG (Schmalenbach-Gesellschaft-Deutsche Gesellschaft für Betriebswirtschaft), the Schmalenbach association of the German association for business management. DVFA and SG made their first recommendation for standards for the preparation of cash flow statements in 1993. These standards were amended in 1996 and 1999. They are widely followed in the German marketplace.

(3) Includes approximately €112 million in shareholder loans to Euvía, which are presented as financial assets on the Group's balance sheet, and €67 million for the acquisition of a 48.4% equity participation in Euvía in 2001.

At December 31, 2001, the Group had €107 million of cash compared to €27 million at December 31, 2000 and €31 million at December 31, 1999. The increase in cash of €80 million from 2000 to 2001 was primarily because the Issuer drew down on its revolving credit facility at the end of 2001 to pay installments on programming contracts, which were falling due in early January 2002. The payment of these installments is reflected in the decrease in cash as at March 31, 2002 to €16 million.

Net cash provided by operating activities was €1,077 million in 2001, €1,120 million in 2000 and €1,204 million in 1999. The decrease of €43 million from 2000 to 2001 was primarily due to lower revenues in 2001. Net cash provided by operating activities increased slightly in the first quarter of 2002 as compared to the first quarter of 2001, from €194 million to €201 million, despite lower revenues in the first quarter of 2002, primarily as a result of a lower level of cash payments for inventories, accounts receivable and other assets not associated with investing or financing activities and a lower level of accounts payable and other liabilities not associated with investing or financing activities.

Net cash used in investing activities was €1,370 million in 2001, €1,047 million in 2000 and €1,084 million in 1999. The Group's investment requirements arise primarily from the need to purchase programming assets. During the three year period ended December 31, 2001, the Group invested €1,038 million in 1999, €999 million in 2000, €1,180 million in 2001 and €325 million for the first quarter of 2002, in programming assets. Cash proceeds from the disposal of assets mainly resulted from sales of programming assets, generating €28 million, €14 million and €33 million in 2001, 2000 and 1999, respectively. Expenditures for purchase of equity interests include €112 million of shareholder loans to Euvía and €67 million to acquire an equity participation in Euvía. Net cash used in investing activities was €326 million in the first quarter of 2002 as compared to €392 million in the first quarter of 2001. This decrease is primarily due to lower expenditures for programming assets in the first quarter of 2002.

Net cash provided by financing activities was €373 million in 2001. Net cash used in financing activities was €111 million in 1999 and €77 million in 2000. In 2001 the Issuer issued bonds in an aggregate principal amount of €400 million. Liabilities to banks consist primarily of amounts due under the revolving credit facility and bilateral facilities, as well as a mortgage loan in the amount of €77 million as of December 31, 2001. Net cash provided by financing activities was €33 million in the first quarter of 2002 as compared to €390 million in the first quarter of 2001, reflecting the bond issuance in 2001.

The following table shows other financial commitments of the Group not reflected in the Group's balance sheets:

Other financial commitments[1]	Three months ended March 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
		(in thousands of €)	
Commitments for programming assets	1,058,518	1,070,431	1,036,022
Leasing and long-term rental commitments	257,347	265,589	304,815
Royalties	288,821	229,488	333,403
Other liabilities	82,095	92,225	101,915
	1,686,781	1,657,773	1,776,155
Of which become due within one year		802,959	876,018

(1) Amounts not available for 1999 on a consolidated basis as they were not included in the 1999 Pro Forma Consolidated Financial Statements.

The increase in programming commitments of €34 million from €1,036 million in 2000 to €1,070 million in 2001 is due to the Group's continued investments in future programming assets. Programming commitments represent the commitments for future programming assets where contracts have been signed, but licenses have not yet commenced and down payments on programming assets have not been made as of the balance sheet date.

Leasing and long-term rental commitments relate to future obligations under real estate leases, rental commitments, car, IT and studio commitment leases and programming rights commitments.

Royalties relate primarily to contracts for satellite transmission rights, but also relate to contracts for terrestrial and cable transmission rights. The decrease in these commitments from €333 million in 2000 to €229 million in 2001 is principally due to the expiration of a number of contracts in 2001. Royalties increased in the first quarter of 2002 because the Group entered into a number of new contracts.

Of those amounts shown as other financial commitments in 2001, €803 million become due within one year, €628 million become due within two to five years and €227 million after five years.

Because of its extensive financial commitments, the Group has a significant need for financing to fund the purchase of programming assets as well as to pay operating expenditures for leasing and use of satellites.

The Issuer intends to finance such liabilities through cash generated by operations and additional bank borrowings to the extent necessary.

Prior to the issuance of the Notes, the Issuer will amend its existing €400 million revolving credit facility both to increase it to €425 million and to provide for more flexibility in light of the possible restructuring of KirchMedia, which owns, directly and indirectly, 52.5% of its outstanding equity (including 88.5% of its voting rights). In particular, the facility will be amended such that, in certain circumstances, a change of control of the Issuer resulting from a restructuring of TaurusHolding or KirchMedia, which would otherwise have required early repayment of amounts outstanding under the facility, may not require repayment of amounts outstanding under the facility as amended. However, such changes of control will be permitted under the facility only in certain limited cases, and other changes of control will still require early repayment. See "Description of Certain Indebtedness." In addition, a change of control may trigger a requirement to offer to repurchase the Notes. See "Description of the Notes—Change of Control or KirchMedia Event."

As of March 31, 2002, pro forma for the amendment of the revolving credit facility, issuance of the Notes and the use of the net proceeds thereof as described under "Use of Proceeds," the Group's debt would

have consisted mainly of approximately €302 million borrowed under the amended revolving credit facility, the Notes and the Issuer's existing €128 million 5.50% Notes due 2005 (the "2005 Notes") and €338 million 5.875% Notes due 2006 (the "2006 Notes"), as well as €77 million of debt pursuant to an amortizing mortgage loan entered into by Sat.1. As of March 31, 2002, pro forma for the offering and the use of proceeds as described in "Use of Proceeds," the Group would have had total financial liabilities of €1,044 million, and unutilized commitments under the amended revolving credit facility of approximately €123 million.

Recent Developments

On July 9, 2002, the Issuer declared a dividend of €0.14 per ordinary share and €0.16 per preferred share, aggregating approximately €13.6 million and €15.6 million, respectively, which was paid on July 10, 2002.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

The Issuer's consolidated financial statements presented in the offering memorandum have been prepared in conformity with German GAAP, which differ in significant respects from U.S. GAAP. U.S. GAAP is generally more prescriptive and comprehensive than German GAAP regarding the recognition and measurement of transactions, account classifications and disclosure requirements. The Issuer has not prepared a reconciliation of its consolidated financial statements, and related footnote disclosures, included in this offering memorandum from German GAAP to U.S. GAAP, and has made no attempt to identify all differences between German GAAP and U.S. GAAP. A brief description of certain differences between German GAAP and U.S. GAAP is set out below. The organizations that promulgate German GAAP and U.S. GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This summary is not intended to provide a comprehensive listing of all existing or future differences between German GAAP and U.S. GAAP, including those relating to the Issuer's consolidated financial statements.

Fundamental Differences

German GAAP and U.S. GAAP differ in certain fundamental respects. The emphasis of U.S. GAAP is to provide all relevant information to investors in order to facilitate future investment decisions. German GAAP is oriented towards the protection of creditors and an emphasis on the prudence concept.

Financial Statement Presentation

Classification of the balance sheet under U.S. GAAP is based on the liquidity of the items concerned, the most liquid items being presented first. Assets and liabilities are categorized into current and long-term items. German GAAP, on the other hand, requires companies to disclose their assets separately as fixed and current assets. The liabilities side of the balance sheet is primarily broken down into shareholders' equity and short term and long term liabilities.

Internally Developed Software

U.S. GAAP requires the capitalization of certain costs incurred to develop software for internal use. Under German GAAP such costs are expensed as incurred.

Marketable Securities

Under German GAAP, marketable debt and equity securities are valued at the lower of acquistion cost or fair market value as of the balance sheet date. Under U.S. GAAP accounting for marketable securities depends on their classification. Available-for-sale securities are reported at fair value at the balance sheet date, with adjustments resulting from this mark-to-market valuation being recorded as other comprehensive income in shareholders' equity. Trading securities, which are held solely for dealing or speculative purposes, are reported at fair value at the balance sheet date, with changes recognized as income. Held-to-maturity securities are reported at amortized cost.

Impairment of Programming Assets

Under German GAAP, impairment of a programming asset is measured as the excess of the carrying amount of such asset over the expected undiscounted future revenues to be generated by the asset, which are estimated based on the average revenue over the previous twelve-month period. Under U.S. GAAP, impairment of a programming asset is measured as the excess of the carrying amount of such asset over its fair value, as determined through reference to quoted market prices, if available, or other appropriate methods including discounted expected cash flows.

Reinstatement of Impairment Losses

Under German GAAP, the value of an asset previously written-down is subsequently reinstated if the reasons for the original impairment are no longer present as of the balance sheet date. Under U.S. GAAP, the write-down of an asset to its fair value due to impairment establishes a new cost basis. No adjustments to recognize subsequent increases in the fair value of a previously impaired asset may be recognized.

Business Combinations

Under German GAAP, the date of a business combination is either the date the acquirer obtains control over the acquired entity or an earlier contractually agreed-upon date. The assets, liabilities and results of operations of an acquired entity may be included in the consolidated results of the acquirer retroactively to this contractually agreed-upon date. Under U.S. GAAP the date of a business combination is the date the acquirer obtains control of the acquired entity. The assets, liabilities and results of operations of an acquired entity are included in the consolidated financial statements of the acquirer from the date of the business combination forward.

Principles underlying the valuation of assets and liabilities acquired in a business combination also differ under German and U.S. GAAP. Under German GAAP, it is acceptable to carry over the historical bases of assets and liabilities acquired in a business combination when that combination is affected through the exchange of equity securities of the combining entities. Under U.S. GAAP, accounting for business combinations is dependent on the specific facts and circumstances of each combination. Generally, U.S. GAAP requires that business combinations be accounted for under the purchase method. The purchase method requires that an acquirer allocate the purchase price, or fair value of assets or equity instruments exchanged in the combination, to the assets and liabilities of the acquired company based on their fair value. The excess of purchase price over the fair value of the assets and liabilities acquired is recognized as goodwill. Business combinations involving entities with common ownership holdings or subject to the control of a common shareholder or group of related shareholders could result in a different accounting treatment.

Goodwill

Under U.S. GAAP, pursuant to Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and other Intangible Assets," goodwill is no longer amortized but tested for impairment annually. Under German GAAP, such goodwill is amortized over its estimated useful life.

Accounting for Derivatives

Under German GAAP, derivative financial instruments, as uncompleted transactions, are only recognized in the balance sheet if their valuation as of the balance sheet date indicates the threat of a loss. Under U.S. GAAP derivative instruments are recognized as either assets or liabilities in the balance sheet and measured at fair value. In certain situations, derivative instruments may qualify as hedges. If a derivative does not qualify as a hedge, the gain or loss from marking to fair value is recognized in earnings. If a derivative does qualify as a hedge, the gain or loss from marking to fair value may be recognized in earnings or partially or fully classified as a component of other comprehensive income depending on the effectiveness of the hedge and the accounting treatment of the hedged exposure.

Deferred Taxes

Under U.S. GAAP, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Under German GAAP, deferred taxes must be computed according to the asset and liability method, with only remaining liability balances reported in the financial statements. Additionally, in financial statements for periods beginning before January 1, 2002, it was prohibited to capitalize deferred tax assets arising from tax loss and tax credit carryforwards. Finally, deferred tax assets may be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Issuer has elected to recognize deferred tax assets associated with such temporary differences.

Debt and Equity Issuance Costs

Under German GAAP, direct costs incurred in connection with the issuance of debt or equity instruments are expensed as incurred, while under U.S. GAAP such costs are charged to additional paid-in capital arising from the issuance of equity instruments, and are capitalized and amortized in accordance with the interest method if related to the issuance of debt.

Accrued Liabilities

Under German GAAP, certain costs can be accrued for anticipated future events, such as planned restructurings, in certain circumstances. Under U.S. GAAP, accruals are established for expenses which have been incurred but not paid as of the balance sheet date and for contingencies for which it is both probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Anticipated costs of a planned restructuring may only be accrued if an approved and sufficiently detailed restructuring plan has been announced publicly and is expected to be completed within one year, and such costs can be reasonably estimated.

Foreign Currency Transactions

According to U.S. GAAP, accounts receivable and liabilities denominated in foreign currencies are converted at the rate prevailing at the balance sheet date. Unrealized gains and losses are recognized in earnings. According to German GAAP, foreign currency accounts receivable are accounted for according to the "lowest value principle" and foreign currency liabilities according to the "highest value principle." Unrealized losses are recognized in earnings, while unrealized gains are deferred until the underlying receivable or payable is settled.

Translation of Foreign Currency Statements

According to U.S. GAAP, when subsidiaries' annual financial statements in foreign currencies are converted for inclusion in the Consolidated Financial Statements, the concept of functional currency is applied. According to this concept, the assets and liabilities of a foreign subsidiary are translated from the functional currency to the reporting currency using the exchange rate in effect at the balance sheet date and revenues, expenses, gains, and losses are translated using an appropriately weighted average exchange rate for the period. If the functional currency of the foreign operation in question is a foreign currency, translation adjustments are reported as other comprehensive income in shareholders' equity but are excluded in determining net income. If the functional currency of the foreign operation is the same as the parent's reporting currency, adjustments arising from the translation of foreign currency amounts to the functional currency are included in determining net income. In the preparation of the Consolidated Financial Statements according to German GAAP, subsidiaries' annual financial statements in foreign currencies are converted using rates prevailing at the balance sheet date.

Minority Interest

Under U.S. GAAP, interests of minority shareholders are not classified as shareholders' equity whereas under German GAAP such interests are classified as part of equity with an appropriate description.

Equity Method Accounting

Under German GAAP, consolidated financial statements may include the equity in earnings of Associated Companies based on the local accounting principles applied by the Associated Company. Under U.S. GAAP, the earnings of Associated Companies accounted for under the equity method must be determined in accordance with U.S. GAAP.

Leasing

Under German GAAP, leases are normally classified in accordance with tax law; therefore, leases are seldom recognized as finance leases. Under U.S. GAAP, the classification of leases is based on detailed standards including SFAS No. 13, SFAS No. 28 and SFAS No. 98. Those standards prescribe an accounting approach based on whether a lease transfers substantially all of the risks and rewards incident to ownership of the leased property.

INDUSTRY OVERVIEW

The industry data set forth below has been compiled by SevenOne Media GmbH from industry sources, including AGF, GFK, Nielsen Media, and ZAW. These sources publish data regarding advertising revenues in both gross and net figures. Gross advertising revenues are based on gross prices for advertising airtime quoted by broadcasters and advertising agencies in their price lists. This data is generally provided by Nielsen Media. Net advertising expenses are gross advertising revenues less quantity and other rebates and less sales commissions. This data is generally provided by ZAW.

Introduction

The German television market is the largest in Europe, with some 34 million TV households and an average of 2.14 viewers per household. This market is characterized by a public broadcasting sector, organized along both regional and national lines, and a commercial broadcasting sector. The country has a combined cable and satellite television penetration rate of 91%, and cable viewers may receive, on average, 33 free-to-air public and commercial channels. The German television advertising market, with net revenues of €4,469 million, was the third largest advertising market in the world in 2001, after the United States and Japan. Within Germany, the overall importance of television advertising as a percentage of overall net advertising revenues has increased from 15.1% in 1993 to 20.6% in 2001.

Historical Development of the German Television Market

Until 1984, the German television market was the exclusive province of the public television channels. Television reception was possible only via terrestrial transmission. Only ARD and ZDF, the two major public television channels primarily funded by mandatory television receiver license fees, could be received nationwide; in addition, several regional public channels broadcast locally.

Since 1984, when the German market was opened to commercial broadcasting, the number of television channels has increased significantly. Today, approximately 30 television channels broadcast nationwide, of which 21 are German-language commercial television channels funded by advertising, via cable, satellite, and terrestrial frequencies. This makes Germany one of the most comprehensive television markets in the world in terms of the number of channels available.

Television Consumption

There are an estimated 73 million viewers in Germany, with the average viewer watching television for approximately 192 minutes per day in 2001, compared to approximately 154 minutes in 1991. The German advertising industry is particularly interested in viewers in the 14- to 49-year-old age group. These viewers are believed to have a higher propensity to spend, and their spending patterns are more likely to be influenced by advertising than those of older viewers. At the same time, viewers in this target group watch less television and are therefore more difficult for advertisers to reach through television advertising. The average viewing time of

viewers aged 14 to 49 years has increased by 37% from 1991 to 2001 from 124 to 170 minutes per day, as shown in the following table:

Television Consumption per Day for Viewers Aged 14 to 49 Years


180
160
140
120
100
80
60
40
20
0
Minutes
124
134
142
144
156
165
164
166
164
169
170
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Year

Source: Prepared by SevenOne Media Marketing Operations
on the basis of data published by AGF and GfK.

The increase in television consumption during the past few years shows that greater internet or online penetration in Germany has not adversely impacted consumption patterns.

Technical Distribution

The Issuer believes that the large number of cable households and the increasing use of satellite receiving dishes make Germany one of the most technically advanced television markets in Europe today. As of May 2002, 55% of German television households were using cable as their delivery means; 36% were using satellite; and 9% were using terrestrial antenna. In 1992, the share of terrestrial distribution was 53%.

Public Broadcasters

Until 1984, the German television market was the exclusive province of the publicly operated broadcasters, ARD, ZDF, and the regional public stations. These channels are still financed primarily through monthly mandatory license fees that are levied on all households with a television receiver. Advertising is subject to strict time limits on public channels and, therefore, plays a subordinated role in the financing of these channels. In 2001, the 14 German public channels had a combined share of 42.8% of all viewers aged three years and older.

Commercial Broadcasters

Free-to-Air Television

Since the opening of the German television market for commercial broadcasters in 1984, a number of new private commercial full-service and special-interest channels have appeared on the broadcasting landscape in Germany.

Full-service commercial broadcasters offer the full spectrum of programming covering entertainment, culture, and news programs. Currently, there are six full-service commercial German-language channels: the Group's Sat.1, ProSieben, and Kabel 1 channels and the RTL Group's German language channels RTL, RTL II, and VOX. In 2001, these channels had a combined share of 45% of the television viewer audience in Germany.

Special-interest broadcasters, on the other hand, provide specialized content such as music videos, sports, or news. Currently there are 16 special-interest commercial channels broadcasting in Germany. In 2001, these channels had a combined share of 8.7% of all viewers in Germany.

Pay TV

There is currently only one pay TV platform broadcasting in Germany, Premiere, which is a part of the Kirch Group. This channel is mainly financed by subscription fees. The comprehensive offer of free-to-air public and commercial channels, coupled with the burden of mandatory fees for public television, has made it more difficult for pay TV broadcasters to achieve market share in Germany than in countries like Great Britain or France. At the end of 2001, Premiere's total subscriber base was approximately 2.41 million subscribers. KirchPay-TV, the owner of Premiere, has filed for insolvency in the German courts. At present, the future of this company is uncertain.

The German Advertising Market

High disposable incomes by international standards and the largest population in western Europe make Germany an important market for domestic as well as international products. Net advertising revenues for all media have increased from €16.3 billion in 1993 to €21.7 billion in 2001, an average annual growth rate of 3.6%. Germany is not only the most important advertising market on the European continent, but also ranks number three among countries with the highest advertising revenues in the world, after the United States and Japan.

Apart from the general development of advertising revenues, the development of advertising revenues allocated to the various advertising media is of particular importance in evaluating the competitive position of a television channel. The following table shows this development over the past five years:

Net Advertising Revenues by Advertising Media

	1997	1998	1999	2000	2001
			(in € billion)		
Daily newspapers	5.6	5.9	6.1	6.6	5.6
Television	3.8	4.0	4.3	4.7	4.5
Direct mail advertising	3.0	3.2	3.3	3.4	3.3
Popular magazines	1.8	1.9	2.0	2.2	2.1
Free publications	1.7	1.8	1.7	1.8	1.7
Trade journals	1.1	1.2	1.2	1.3	1.1
Yellow Pages	1.2	1.2	1.2	1.3	1.3
Radio	0.6	0.6	0.7	0.7	0.7
Billboard advertising	0.5	0.6	0.7	0.7	0.8
Weekly and Sunday papers	0.2	0.2	0.3	0.3	0.3
Cinemas	0.2	0.2	0.2	0.2	0.2
Online advertising	0.0	0.0	0.1	0.2	0.2
Newspaper supplements	0.1	0.1	0.1	0.1	0.1
Total	**19.8**	**20.8**	**21.8**	**23.4**	**21.7**

Source: ZAW.

Television as an Advertising Medium

The high number of German households owning a television set makes television a leading mass medium among the advertising media. Due to the continuously strong demand from advertisers, the market share of television advertising increased, on average, by 7.7% between 1993 and 2001 and, with net advertising revenues of €4,469 millon in 2001, accounted for 20.6% of the total net advertising revenues. Thus, in a relatively

short time period, television has developed into the second largest advertising medium in Germany after the daily newspapers.

In 2001, net advertising revenues for all advertising media decreased by 7.3% due to the overall slowdown in the German and world economy. Advertising revenues for daily newspapers were more adversely affected than those for television, declining by 13.9% from 2000 for newspapers compared to 5.1% for television according to ZAW.

Although the Issuer believes that the German advertising industry will begin to recover, at the earliest, in the fourth quarter of 2002 or in the first half of 2003, there can be no assurance that this will happen.

Current Trends

The cable networks, which provide broadcasters a technical reach to over 55% of German television households, were divided into nine regions when the competition authorities forced Deutsche Telekom to put its cable business up for sale. Of these nine regions, only three have so far been sold, with the remaining six up for re-auction following the collapse of an offer by Liberty Media that was blocked by the German Antitrust Authority in February 2002. However, Liberty Media is among the 12 bidders which have qualified to bid for these remaining cable businesses in a new auction process commenced by Deutsche Telekom in mid June 2002.

In the three regions sold so far, there have been delays in the launch of digital television services, and both ish (in North Rhine-Westphalia) and Iesy (in Hessen) have been downgraded by ratings agencies since May 2002.

BUSINESS

Overview

The Group is the largest television group in Germany measured by revenues, with revenues of €2,015 million in 2001 and pre-tax profits of €105.6 million. In the first quarter of 2002, the Group had revenues of €489 million and pre-tax profits of €8.5 million, compared to €514 million and €28.6 million, respectively, in the first quarter of 2001. The Group produces and broadcasts television programs through its four wholly-owned German-language television channels: the full-service entertainment channels Sat.1, ProSieben and Kabel 1, and the 24-hour news channel N24. Within the Group's core target group of viewers between 14 and 49 years of age, these channels pursue complementarily positioned programming approaches targeted at specific viewer groups:

- Sat.1 targets a broad-cross section of viewers in the 25- to 49-year-old age range with largely German productions, including television movies, series, comedy, and sports programs.
- ProSieben broadcasts primarily popular international feature films, television series, and comedy shows to attract viewers in the 14- to 29-year-old age group.
- Kabel 1 is especially attractive to viewers over 30 years of age with its program of classical and second-run feature films and television series as well as documentaries and game shows.
- N24 broadcasts up-to-date reports on international and national events of the day with a focus on business and financial news and is aimed at viewers aged between 20 and 55 years.

Together the Group's television channels had a share of 23.1% of the German television audience for all viewers aged three years and above in 2001. In the German advertising industry's key target audience of 14- to 49-year-olds, the Group's market share was 30.1%. The Issuer intends to continue to optimize programming on its channels to retain its strong viewer market share and thereby increase the effectiveness of each of the Group's channels as a targeted advertising medium.

The Group derived 97% of its revenues in 2001 from the sale of advertising. The Group's wholly-owned subsidiary SevenOne Media GmbH ("SevenOne"), Germany's largest marketer of audiovisual advertising time, is responsible for marketing advertising time on all of the Group's channels. This company has succeeded in transforming the popularity of the Group's channels with target advertising audiences into higher shares of overall television advertising revenues in Germany. In terms of total gross expenditures for German television advertising, ProSieben and Sat.1 had the second and third largest market shares among German television broadcasters in 2001, at 20.2% and 19.8%, respectively, and the Group as a whole achieved the highest combined market share of German television groups with a 45.6% share, ahead of its primary competitor, the RTL Group's German-language channels RTL, RTLII, Vox, and Super RTL, which had a 41.2% market share. In the first quarter of 2002, the Group further increased its combined share of the gross German television advertising market to 47.0%. The Group also has a 48.4% participation in Euvía, the operator of the transaction channel Neun Live, and the television travel shop media service sonnenklar TV.

In addition to television broadcasting, the Group has two other business divisions: Merchandising and Services. The Group also engages in multimedia activities through its 49.9% participation in Kirch Intermedia, a joint venture with the Kirch Group.

History and Development

The Issuer in its current legal form was established on October 2, 2000, as a result of the merger of ProSieben Media AG ("ProSieben Media") and the former SAT.1 Holding GmbH ("SAT.1 Holding"), which was a holding company for SAT.1 SatellitenFernsehen GmbH ("SAT.1") and Media1 Medienvermarktung GmbH ("Media1").

The Issuer's preference shares were listed on the Frankfurt Stock Exchange on October 13, 2000 and are traded in the MDAX index segment.

Prior to the Merger, the former ProSieben Media and its subsidiaries and affiliates carried on a range of businesses in the audio-visual communications sector. The core business of this group was commercial television broadcasting through the group's three channels, ProSieben, Kabel 1, and N24. In addition, the group's companies were also active in the merchandising and services businesses. The core business of SAT.1 and its subsidiaries and affiliates was the provision of commercial television through the Sat.1 channel. Media1 principally acted as a media sales company for the SAT.1 companies.

The key rationale for the Merger was the view that an increase in aggregate market share would be easier to attain with several complementarily positioned and programmed channels within a single group of companies than with these channels operating separately, as the former approach would allow program resources to be directed more effectively towards specific target viewer groups. As a result of the Merger, the Group has realized synergies in the production and utilization of programs, in particular in the provision of news programming. In addition, the Issuer has restructured a number of its subsidiaries to increase efficiencies, including the Group's marketing companies, news operations, merchandising functions, production studios, creative agencies, and various IT operations.

Competitive Strengths

The Issuer believes the Group's key competitive strengths are as follows:

- **Market leadership in the television audience market.** The Group, with its three full-service channels, Sat.1, ProSieben, and Kabel 1, and its 24-hour news channel, N24, is one of the two market leaders in the advertising market's key target audience of viewers aged 14 to 49.

- **Leading market position in the television advertising revenues market.** The Group attracted approximately 45.6% of the German television industry's total gross advertising revenues in 2001, demonstrating the Group's leading market position. The Issuer believes that no other television group in Germany is able to offer the advertising industry a portfolio of audience target groups as broad and varied as the one offered by the Group.

- **High barriers to entry.** There are currently two major commercial broadcasting groups in Germany with a strong market position in terms of viewer audience shares and advertising revenues: the Group and the RTL Group. The Issuer believes that this market structure, coupled with the need for a strong portfolio of long-term programming rights and specific market expertise, creates high barriers to entry.

- **Proven broadcasting strategy.** With Sat.1, ProSieben, Kabel 1, and N24, the Group is the only broadcaster in Germany that offers four wholly-owned nationwide television channels, thereby putting it in a position to offer efficient complementary programming. The Issuer believes that this multi-channel concept will:

  - help maintain or improve the Group's market share in the future;

  - provide cost and earnings advantages in the procurement and commercial utilization of programs; and

  - lead additional advertising customers to place commercials with the Group.

- *Quality program content.* The Group has high-quality and popular broadcasting material on hand due to its consistent long-term policy of investing in attractive license rights and through constantly developing new programs in-house or under contract.

Strategy

The Issuer has adopted the following strategies:

- *Stronger profiling of individual stations.* The Issuer regards clear-cut definitions of target audiences and programming for each of the Group's channels as essential to making these channels more attractive to the advertising industry. The Group's family of channels affords each channel the opportunity to improve its programming profile and thereby enhance its focus on specific target groups through a strengthening of its brand quality. This helps to maintain or improve the Group's overall viewer market share and thereby increase the Group's revenues.

- *Efficient use of programming resources.* The large number of television channels has led to strong competition for program content. This may be seen in the high prices for programming rights for popular international—in particular American—feature films and for major sporting events. In this respect, the Issuer's strategy is to use the Group's combined market position to improve efficiencies in the acquisition and development of programming resources.

- *Flexible investment policy for programming content.* The Issuer views a conservative, yet flexible approach to programming content acquisition, including licensed, in-house, and commissioned productions, as essential to ensuring the availability of attractive content at reasonable prices. In order to reduce its dependence on the international programming market as well as to satisfy changing viewer preferences, the Group's three full-service channels have increased their share of in-house and commissioned productions during the past three years, from 36% of total programming in 1999 to 43% in 2001.

Television Broadcasting

Commercial television broadcasting is the core business division of the Group. This division comprises:

- the Group's wholly-owned television channels, Sat.1, ProSieben, Kabel 1, and N24;
- the Group's participation in Euvía;
- programming acquisition and production; and
- the sale of advertising time through SevenOne.

As the holding company of the Group, the Issuer co-ordinates the activities of the Group's television channels, with responsibility for:

- overall strategic planning;
- combined procurement of international licensed programming;
- coordination of the complementary positioning of each of the Group's channels; and
- organization of intra-group and external services.

Each channel has its own management who are in charge of:

- program scheduling;
- individual positioning of the channel in its audience market; and
- broadcaster-specific content procurement.

Channels

Set out below is a more detailed description of the Group's television channels. These channels broadcast on a 24-hour basis over satellite, cable, and, to a diminishing extent, terrestrial means in Germany. In addition, the Group's broadcasts are also distributed by cable and satellite in Austria and Switzerland, where distinct advertising slots and, to a limited extent, targeted programming is offered. The Group's satellite broadcasts may also be viewed in some areas of central Europe.

Sat.1. Sat.1 was launched in 1984 as a full-service broadcaster of predominantly German-produced content aimed at the entire family. This channel seeks to offer a wide variety of programs, including in-house, commissioned, or co-produced series, movies, comedy shows, talk shows, courtroom shows, sports events, news programs, children's and youth programs, as well as licensed international feature films and television series. Sat.1 has a leading position in the light entertainment sector. The channel also offers significant sports coverage, including matches of the *Bundesliga*, the German soccer league, and highlights of the FIFA 2002 Soccer World Cup. Due to its focus on airing German content, Sat.1 has the largest share of in-house and commissioned broadcasts of the Group's full-service stations, amounting to 74%, or 6,462 hours, of the channel's total aired programming in 2001. Sat.1 broadcasts through cable, satellite, and terrestrial means and, as of May 2002, had a technical coverage of, or could be viewed by, 96% of all German households owning a television.

ProSieben. Since its first broadcast in 1989, ProSieben has been a full-service broadcaster with a particular focus on prime-time broadcasts of international—primarily American—feature films and contemporary television series during the prime time hours of 8:00 p.m. to 11:00 p.m. According to a study conducted by forsa for the Group in 2001, 40% of the 8,908 Germans aged 14 to 49 years surveyed named ProSieben as the station having the "best" feature films. In addition, ProSieben offers comedy productions, talk shows, and information programs, including news features, magazines, and reports. In 2001, approximately 36%, or 3,160 hours, of ProSieben's total aired programming were in-house or commissioned productions. Currently, ProSieben broadcasts through cable, satellite, and terrestrial means and, as of May 2002, had a technical coverage of 93%.

Kabel 1. Kabel 1 was originally established in 1992 as a niche channel for entertainment programs. Since 1997, this channel has been a full-service broadcaster with a focus on classic and second-run feature films and television series. In addition, Kabel 1 broadcasts game shows and informational programs. The channel broadcasts through cable and satellite and, as of May 2002, had a technical coverage of 90%.

N24. Since its launch in 2000, N24 has been broadcasting reports 24 hours a day on national and international news, business, and financial affairs. The channel cooperates with both Bloomberg and leading German financial magazines in the production of several of its daily and weekly programs. N24 also serves as the central news provider for the entire Group and produces news programs for the Group's other channels. N24 is broadcast by satellite and cable and can also be received by terrestrial means in a number of German cities. As of May 2002, N24 had a technical coverage of approximately 73%. The Issuer intends to increase further the channel's technical coverage by increasing its presence in local cable networks.

Euvía. With the acquisition of a 48.4% participation in Euvía in 2001, the Group expanded its business activities into the transaction television arena. Euvía wholly owns the Neun Live channel (formerly tm3), a special interest channel for live entertainment with viewer interaction by telephone, and the television media service sonnenklar TV, which focuses on offering services in travel and tourism. Neun Live generates revenues

primarily from telephone call-in charges, and sonnenklar TV solely from commissions received from travel services providers for travel packages sold by it. The viewer audience share of Neun Live increased from 0.26% in September 2001 to 0.42% in March 2002.

The Group's interest in Euvía was acquired from H.O.T. Networks AG ("H.O.T. Networks") in exchange for a cash contribution in the amount of €67 million paid to Euvía. The Issuer has also provided a long-term loan to Euvía in the amount of €112 million. The Group currently has no further financial commitments to Euvía.

H.O.T. Networks holds a 48.6% interest in Euvía; the remaining 3% interest is held by Christiane zu Salm-Salm, the chairwoman of Euvía's executive board. H.O.T. Networks is an operator of electronic retailing operations in Europe. It is owned by HSN Home Shopping Network, Inc. ("HSN"), Thomas Kirch (the son of Leo Kirch, the founder of the Kirch Group), and Georg Kofler (the former chairman of the executive board of Premiere Medien GmbH & Co. KG).

According to the partnership agreement governing Euvía, H.O.T. Networks is required to cover the start-up losses of Euvía in an amount of up to €67 million by way of equity contributions and with respect to additional losses by way of loans. However, H.O.T. Networks may terminate this obligation:

- within a three-month period after the start-up losses relating to the Neun Live channel television business have reached the aggregate amount of €58 million but not before June 30, 2003, in which event Euvía may, at the Issuer's election, either stop broadcasting the Neun Live channel or sell the channel to the Issuer or to a third party;

- within a three-month period after the start-up losses of Euvía have reached the aggregate amount of €81 million but not before June 30, 2003, in which event H.O.T. Networks has the right to sell its interest in Euvía to the Issuer for a purchase price equal to the lower of the fair market value of the H.O.T. Networks' interest in Euvía and the aggregate amount of the start-up losses that have been borne by H.O.T. Networks at the date its right is exercised; or

- when the start-up losses of Euvía have reached the aggregate amount of €179 million, in which event the Issuer is entitled (but not required) to purchase from H.O.T. Networks an additional 11.6% interest in Euvía for a purchase price equal to the fair market value of this interest.

Management of Euvía has informed the Issuer that as of May 31, 2002, the cumulative start-up losses of Euvía amounted to approximately €41 million, of which €36 million related to the Neun Live business. Euvía management has also informed the Issuer that it does not expect total start-up losses of Euvía to exceed €61 million, of which €41 million would relate to the Neun Live business. The Issuer can provide no assurance as to the reasonableness of these amounts as they were provided by Euvía and are unaudited.

Euvía has announced that it intends to make an operating profit in 2004. However, no assurances can be given that this company will make an operating profit by that time or at any time in the future.

HSN has recently agreed to acquire the shares in H.O.T. Networks that are held by Thomas Kirch and Georg Kofler. If this acquisition is approved by the German Federal Antitrust Authority (*Bundeskartellamt*), HSN, through its German subsidiary, HSN Home Shopping Networks GmbH, will be the sole shareholder of H.O.T. Networks. HSN has indicated that it intends to withdraw from the European market but has not publicly announced its intentions with respect to its interests in Euvía and H.O.T. Networks. Should HSN put its interest in Euvía up for sale, the Issuer may decide to acquire this interest.

On at least one occasion in the past, H.O.T. Networks did not make payments to Euvía when they were due. H.O.T. Networks has since rectified this situation.

Advertising and Programming Assets

In addition to its television channels, the Group's television operations include the sale of advertising time, the purchase of program rights, and the production of television programs.

Sale of Advertising Time. The sale of advertising time is the predominant source of revenue for the Group. In 2001, the Group generated approximately 97% of its revenues through the sale of advertising, and secured a 45.6% share of the gross German television advertising market.

The Issuer's wholly owned subsidiary SevenOne, Germany's largest marketer of audiovisual advertising time, is responsible for marketing advertising time on all of the Group's channels, other than in Austria and Switzerland where the Group sells advertising through other subsidiaries. SevenOne offers advertising customers a wide selection of advertising time, space, and formats on the Group's television channels. In 2001, SevenOne generated 95% of its revenues through the sale of standard television advertising spots and the remaining 5% through the sale of special-format advertising as well as sponsored events. The Group offers separate advertising slots, or windows, for Austria and Switzerland on each of the Group's channels, thereby enabling advertisers to aim campaigns to those local markets.

Following the Merger, the Group increased its business initiatives to advance cross-channel activities, including cross-promotions of the Group's four channels and cross-channel advertising opportunities for advertisers. To this end, SevenOne develops individualized advertising packages through which advertisers can reach customers over a combination of several of the Group's television channels. For example, through an offering known as "road-blocking" that involves the scheduling of advertising simultaneously on the Group's channels, SevenOne helps advertisers to increase their audience reach.

In accordance with customary practice in Germany, SevenOne sells almost all of the Group's advertising spots through advertising agencies acting on behalf of advertisers.

Commitments for approximately 85% of the Group's advertising spots are made prior to the calendar year in which the spots are aired. The company typically enters into one-year contracts with advertisers who agree to spend a specified amount of money for advertising on the Group's channels in the following year. In September, SevenOne distributes to the advertising agencies a schedule of the Group's programs for the following year and the rates for each advertising spot, together with a projected range of market share and demographic composition expected for each program. Advertising agencies then book the advertising slots for their clients. Advertisers may cancel spots six weeks prior to their scheduled airing date without penalty; thereafter, the advertising may only be rescheduled to another time slot. The Group's advertising rates are subject to standard rebates set forth in its discounts list; however, rebates for advertising commitments in excess of a threshold are subject to negotiation. Advertisers are billed monthly for advertising that has been aired. Advertisers spending less than their agreed annual commitment are subject to possible upward price adjustments and/or the loss of rebates or discounts.

SevenOne recently began to place advertising spots for the Group's advertisers when it introduced target group packages that guarantee advertisers a particular market share and viewer audience, while allowing SevenOne to decide when and on which programs advertisements are to be aired.

SevenOne also markets third-party offerings like Bloomberg Television, the documentary and entertainment channels of the pay-TV platform Premiere, and local German television networks.

Programming Assets. The Group licenses programs produced by third parties and also broadcasts programs produced in-house as well as specially commissioned productions for which it generally retains all rights. The Group places considerable importance on securing broadcasting rights for quality feature films, television series, and sporting events. The Group has a programming stock that, in the opinion of the Issuer, puts it in a strong competitive position. It has contracted programming rights for approximately 35,000 broadcasting hours, including 15,052 hours of films with multiple permitted showings each. Moreover, the Group's license

rights already acquired are estimated to cover 100% of its requirement for licensed programs at fixed prices until the end of 2002. For the two- and three-year periods ending December 31, 2003 and 2004, the Issuer estimates that it has secured approximately 86% and 57%, respectively, of its hourly requirements for licensed programs.

When making investments in programming rights, the Group places special emphasis on programming quality. In order to secure attractive programs on a long-term basis, the Group often invests in rights to television programs that may only be broadcast in future years. The Group intends to continue this investment policy in order to secure and expand the foundation for a continued strong position of the Group's channels in Germany's highly competitive television market. See "—Programming Suppliers—Third-Party Productions."

During the last few years, the number of in-house and commissioned productions in the overall broadcast programming scheme of the three full-service channels Sat.1, ProSieben, and Kabel 1 has risen from 36% in 1999 to 43% in 2001. This has enabled the Group to reduce its dependence on the international license programming market while, at the same time, creating more programming aimed specifically at the viewing preferences of German audiences.

The following table gives a breakdown of broadcast programming hours in 2001 for the Group's three full-service channels:

	ProSieben	Sat.1	Kabel 1	Total
Movies and feature films	2,388	839	2,665	5,892
Series	3,212	1,458	4,402	9,073
Commissioned productions	1,470	4,977	1,693	8,139
In-house productions	1,691	1,277	0	2,968
Sports rights	0	209	0	209
Total	**8,761**	**8,760**	**8,760**	**26,281**

Ratings

The following table lists the most successful programs shown on ProSieben and Sat.1, together with the viewer audience ratings and shares, in 2001:

Most Popular Programs for ProSieben and Sat. 1 in 2001
for Viewers Aged 14 to 49 Years

Name	Genre	Channel	Audience rating (in millions)	Viewer audience share (in %)(1)
Live ran Sat.1 Fußball (Live coverage of the Soccer World Cup qualification match between Germany and Ukraine)	Sports	Sat.1	5.76	55.1%
Deep Impact	Feature film	ProSieben	5.71	36.9%
TV Total	Comedy	ProSieben	5.34	55.4%
Mouse Hunt	Feature film	ProSieben	5.35	31.7%
The Truman Show	Feature film	ProSieben	5.24	32.5%
Murder at 1600	Feature film	ProSieben	5.06	33.1%
City of Angels	Feature film	ProSieben	4.98	31.3%
The Fifth Element	Feature film	ProSieben	4.70	29.8%
The Tunnel (Episode 1)	German television movie	Sat. 1	4.56	27.8%
James Bond—GoldenEye	Feature film	ProSieben	4.17	31.8%

(1) Of all viewers watching television.

Market Share

Despite the diversity of the German television market, approximately 91% of the total viewing audience of free-to-air television and 93% of gross television advertising revenues in 2001 were attributable to the two leading commercial television groups comprising the Group (with its wholly-owned channels Sat.1, ProSieben, Kabel 1, and N24) and the RTL Group (with its German-language channels RTL, VOX, RTL II, and SuperRTL), and the public channels.

Viewer Audience Share

The following chart shows the viewer audience share from 1999 to 2001 of the Group's full-service channels, the RTL Group's German-language channels, and the three major public channels (ARD, ZDF, and ARD III) in the German television market for all viewers aged three years and above:

Viewer Audience Shares of All Viewers Aged Three Years and Older



The Group
Kabel 1
Sat.1
ProSieben
24.6%
5.4%
23.9%
5.5%
23.1%
5.0%
1999
2000
2001
The RTL Group
SuperRTL
VOX
RTL II
RTL
24.4%
2.8%
2.8%
24.7%
2.8%
2.8%
24.7%
2.8%
3.1%
1999
2000
2001
The Public Broadcasters
ARD III
ZDF
ARD
39.9%
12.5%
40.3%
12.7%
39.7%
13.0%
1999
2000
2001

Source: Prepared by SevenOne Media Marketing Operations on the basis of data published by AGF and GfK.

The commercial success of a broadcaster to a large degree depends on whether its channels achieve sufficient audience share with the group of younger viewers, as advertisers allocate a major portion of their expenditures for television commercials to this target group. For Germany, this target group is defined as viewers aged 14 to 49 years. The chart below shows that the Group's and the RTL Group's German-language channels have each had viewer audience shares of roughly 30% between 1999 and 2001 in this target group. The public broadcasters have had a combined viewer audience share in this target group of around 25%.

Viewer Audience Shares of Viewers Aged 14 to 49 Years

The Group


Kabel 1
Sat.1
ProSieben
31.6%
5.3%
13.5%
30.7%
5.4%
13.3%
30.1%
5.2%
13.3%
1999
2000
2001

The RTL Group


SuperRTL
VOX
RTL II
RTL
29.7%
2.3%
3.9%
17.8%
30.5%
2.2%
3.9%
17.3%
30.3%
2.4%
4.3%
17.9%
1999
2000
2001

The Public Broadcasters


ARD III
ZDF
ARD
26.1%
8.1%
9.8%
25.7%
7.9%
9.6%
24.6%
8.0%
8.9%
1999
2000
2001

Source: Prepared by SevenOne Media Marketing Operations
on the basis of data published by AGF and GfK.

ProSieben and Kabel 1, the two full-service channels of the former ProSieben Group, had relatively constant combined viewer audience shares in 2000 in the all viewers group aged three years and above, at 13.8% in 1999 and 13.7%, and, in the commercially crucial target group of 14- to 49-year-old viewers at, 18.8% and 18.7%. In the same period, Sat.1 lost 0.6% in viewer audience share in the all viewers group aged three years and above, and 0.8% in the group of viewers aged 14 to 49 years, partly due to a reorganization of its programming schedule.

In 2001, the combined viewer audience share of the Group's full-service channels decreased slightly from 23.9% to 23.1% in the all-viewers group and from 30.7% to 30.1% in the 14- to 49-year-old group. The decline was due largely to decreases in the audience shares for Sat.1, which competes more directly with the RTL Group's major German-language channel, RTL, for viewers than does ProSieben.

During the first half of 2002, the combined viewer audience share of the Group's full-service channels decreased to 21.4% from 24.3% in same period of 2001 in the all-viewers group and to 28.2% from 31.5% in the 14- to 49-year-old group. The decrease was primarily due to the large number of viewers who watched the 2002 Winter Olympics, which were aired by the public broadcasters ARD and ZDF.

Sat.1 has recently begun to revamp its programming schedule to include a higher percentage of shows of a more traditional format, such as German films and television series. In addition, ProSieben is currently revamping its programming schedule to, among others, include more first-run series during the prime time hours of 8:00 p.m. to 11:00 p.m.

Television Advertising Market Share

From 1999 to 2001, the Group had the highest share of total gross advertising revenues for German television among the major broadcasting companies. The following chart shows the share of these sales in this period for the Group's and the RTL Group's German-language channels and all channels of the German public broadcasters:

Percentage Share of Gross Revenues From the German Television Advertising Market


The Group
48.6%
45.0%
45.6%
1999
2000
2001
The RTL Group's German-Language Channels
39.6%
39.3%
41.2%
1999
2000
2001
The Public Broadcasters (ARD and ZDF)
6.7%
6.3%
5.6%
1999
2000
2001

Source: Prepared by SevenOne Media Marketing Operations on the basis of data published by Nielsen Media.

Although ARD, ZDF and ARD III, together with the other German public broadcasters, had an aggregate share of 42.8% of the viewer audience aged three and above in 2001, their combined share of total gross advertising revenues was only 5.6%. This is because the public broadcasters are subject to strict statutory limitations on advertising time. Advertising may only be aired on two of the public channels, ARD and ZDF. These channels may each air no more than 20 minutes of advertising per day and are prohibited from airing any advertising during the commercially lucrative prime time hours of 8:00 p.m. to 11:00 p.m. and on Sundays and national holidays.

Although the Group and the RTL Group have roughly similar viewer audience shares in the important target group of 14- to 49-year-old viewers, the Issuer believes that the Group's higher share of total gross advertising revenues is largely due to it being able to charge higher costs per thousand viewers, or CPTs, for advertising airtime on its two so-called first-generation channels with large viewer audience shares, Sat.1 and ProSieben, whereas the RTL Group only has one such channel, RTL.

The Group increased its net advertising revenues by 6.6% from €1,946 million in 1999 to €2,084 million in 2000. In 2001, the Group's net advertising revenues decreased by 6.3% to €1,952 million. This was due to a decrease in advertising expenditures resulting from the overall downturn in the German and world economy, which caused total gross television advertising revenues in Germany to decrease for the first time since the first commercial broadcasts in 1985, by 5.2% from €7,981 million in 2000 to €7,566 million in 2001.

According to Nielsen Media, total gross television advertising revenues in Germany decreased 6.7% from €1,852 million in the first quarter of 2001 to €1,728 million in the first quarter in 2002. The Group's net advertising revenues decreased by 5.0% to €474 million for this period compared to the first quarter of 2001. However, the Group was able to increase its combined market share of total gross advertising revenues to 47.0% in the first quarter of 2002, making the Group the clear market leader, while the market share of the RTL Group's German-language stations decreased to 40.3%.

Customers

The Group's advertising customers include all major industry groups that use television to market their products. The following table gives a breakdown of these industry groups, the percentage contribution of each of these groups to total gross television advertising revenues in Germany 2001, and their percentage contribution to the Group's gross advertising revenues in 2001:

Industry group	Average percentage contribution[1]	Percentage of the Group's gross revenues
Food	21.4%	21.6%
Personal care	11.2%	12.2%
Transport	9.0%	9.3%
Beverages	7.7%	8.2%
Finance	6.1%	5.9%
Pharmaceuticals	6.0%	6.1%
Office equipment, IT, and communication	5.7%	4.7%
Education and media	5.1%	5.5%
Retail and media	4.6%	3.6%
Detergents	4.6%	6.2%
Other	18.6%	16.7%
Total	**100%**	**100%**

(1) Source: Prepared by SevenOne Media Marketing Operations on the basis of data published by Nielsen Media.

The Group's top twenty advertising customer accounts contributed 34% to the Group's total gross advertising revenues in 2001, compared to 42% in 2000 and 45% in 1999.

Programming Suppliers

Introduction

The Group places considerable importance on securing broadcasting rights for quality feature films, television series, and sporting events. A major portion of the programs broadcast by the Group's full-service channels, Sat.1, ProSieben, and Kabel 1, are programs acquired on the basis of license agreements concluded with owners of program rights. In addition, all of the Group's channels air in-house productions from the Group's studios as well as commissioned productions.

Third-Party Productions

The Group purchases its licensed programming rights indirectly through film distributors and agents, such as KirchMedia, MH Medien-Handels AG, and the Tele München Group and, to a lesser extent, directly from the production studios themselves, such as MGM and Time Warner. The Issuer believes that it is the largest buyer of U.S. entertainment programming for airing on German television, with most of this programming having been acquired from the Kirch Group.

When acquiring licensed feature films, television movies, and series, the Issuer, acting as agent for the Group's channels, acquires the right to broadcast the program via television in a defined geographic region (generally, Germany, Austria, German-speaking Switzerland, Liechtenstein, Alto Adige, and Luxembourg) within a licensed time period and with a designated number of showings. Licenses are generally granted on an exclusive basis for Germany and on a non-exclusive basis for the other licensed territories and are normally sold in a packaged deal. These packages generally contain a number of attractive and successful movies or television series, but also less attractive programs suitable for broadcast outside prime time. The exclusivity of the acquired television rights assures that in the licensed region and during the term of the license these programs may only be broadcast by companies of the Group. Transfers of license rights between the Issuer and the Group's channels are permissible. These transfers are effected on the basis of subcontracts at market prices.

When deciding whether to purchase a license package that is available on the market, the Issuer calculates the appropriate price on the basis of a separate evaluation of the films and series comprising the package, taking into account the estimated revenues, proportional overhead costs, and an appropriate margin. Consequently, the Issuer's scope for negotiation is determined by the anticipated contribution margins of individual films as well as the entire package.

In competing with other German channels for attractive programming licenses, the Group benefits, in particular, from its programming structure with an emphasis on films and television series, its strong and stable viewer audience share, and its leading position in the German television advertising market.

For a discussion of the risks related to the Group's reliance on KirchMedia for programming licenses, see "Risk Factors—Risks Relating the Kirch Group—Possible Write-Offs of Programming Assets."

Commissioned Productions and In-House Productions

Commissioned and in-house productions constitute alternatives to package deals. In order to reduce its reliance on international programming rights suppliers and to be able to respond more rapidly to changing viewer preferences, the Issuer has over the past few years continually increased the percentage of in-house and commissioned productions shown on the Group's full-service channels, from 36% in 1999 to 43% in 2001. Another advantage of in-house productions or commissioned works is the fact that normally all rights to these works rest with the Group for an unlimited period of time. This offers the possibility of an unlimited number of broadcasts or a sale of these productions.

The Group's commissioned and in-house productions mainly concentrate on television movies, series talk shows, informational magazines, and news programs. Almost all of the news programs shown on the Group's channels are produced in-house by N24. German-language television movies and series are produced on a commissioned basis for Sat.1. and ProSieben. The portion of commissioned work within non-licensed productions formats amounted to approximately 54% in 2001.

Merchandising

The Merchandising business division combines the activities of:

- the merchandising agency MM Merchandising München GmbH ("MM Merchandising");
- the international art promotion and licensing agency ArtMerchandising & Media AG ("ArtMerchandising"); and
- the promotional and direct marketing company SevenOne Club & Shop GmbH ("SevenOne Club & Shop").

Merchandising activities include identifying suitable subjects for licensing, the creation of product designs, the production of advertising concepts, and the development of licensed characters and audience loyalty builders.

MM Merchandising

In addition to holding rights to its own media brands, the Group has positioned itself as an independent licensing merchandising agency through its wholly-owned subsidiary MM Merchandising. For over 30 years, this agency has been successfully marketing rights to use and distribute derivative works, including products and merchandise, that are based on or derived from well-known media brands and characters from the film, television, and publishing businesses to companies seeking to use these characters and brands to promote their own products and images. In marketing rights for not only the Group but third parties as well, MM Merchandising differs significantly from its competitors in the German television market, which generally limit themselves to marketing only their own rights. Currently MM Merchandising holds approximately 60 different rights in its portfolio, approximately 40 of which it markets actively. The company also conducts focused license marketing in a variety of industries and media, in addition to offering services for product and license management.

ArtMerchandising

ArtMerchandising, a 66%-owned subsidiary of MM Merchandising, specializes in merchandising of rights for certain artistic works of world-renowned artists such as Andy Warhol and Salvador Dalí as well as relative newcomers such as Marco and Charles Fazzino. In the German-speaking regions of Europe, ArtMerchandising also markets rights in such personalities and objects as Marlene Dietrich, Charlie Chaplin, Humphrey Bogart, and the Hollywood Sign. The company advises the owners of art rights on developing marketing strategies and design guidelines for products based on works of art as well as identifying joint product development opportunities and distribution channels, including traditional retail venues, museums and art boutiques. In 2001, ArtMerchandising began to establish a worldwide network of representatives in response to increasingly international competition and to focus better its marketing efforts for each target group in key markets in Europe, Asia, and the United States.

SevenOne Club & Shop

SevenOne Club & Shop, a wholly-owned subsidiary of the Issuer, is responsible for all of the Group's viewer loyalty builders and direct-marketing activities.

Services

The Group benefits from having its own staff of reliable service providers in its Services business division. This division comprises the production company SZM Studios Film-, TV- und Multimedia-Produktions GmbH ("SZM Studios"), the IT service provider ProSieben Information Service GmbH ("ProSieben Information Service"), and the creative design agency SevenSenses Agentur für Mediendesign und Marketing GmbH ("SevenSenses"). The Group has an on-going business initiative to coordinate these service-provider businesses to achieve cost savings and create additional synergies.

SZM Studios

SZM Studios, with 910 employees and 14 television studios as of December 31, 2001, performs all production functions from pre-production through visual and sound effects and animation. SZM Studios produces news programs and magazines, talk shows, commercial trailers, animations, image-films, and interactive programs for the Group's channels as well as for advertising agencies, production companies, and businesses. SZM Studios is well known for both conventional and virtual productions, including the Group's "ran," "Arabella," "Galileo," "Abenteuer Leben," and "Focus TV." In 2001, it conceived, cut, and laid soundtracks for 3,500 productions and

10,000 trailers. It also services the Group's in-house IT infrastructure and ensures smooth cable and satellite transmission operations for 11 in-house and external television stations in Germany, Austria, and Switzerland.

ProSieben Information Service

As a full-service IT provider, ProSieben Information Service specializes in the information technology needs of the media industry. The company develops software solutions for the Group and is responsible for the maintenance of the Group's IT infrastructure. Its ProNews news-editing system received the "Application of the Year" award from *Computerwoche.*

SevenSenses

The SevenSenses agency, based in Munich and Berlin, undertakes projects for the Group's channels and many outside companies in the media and entertainment industries. SevenSenses performs the entire on-air and off-air design of promotional materials for the Group's channels. In addition to the television channels ARD, MDR, and Home Shopping Europe, SevenSenses' client list includes Senator Film, O_2, and Yamaha.

Kirch Intermedia

In 2001, the Group restructured its portfolio of holdings in the multimedia sector into Kirch Intermedia by transferring substantially all of the business activities of ProSieben Digital Media GmbH to Kirch Intermedia pursuant to a spin-off under the German Reorganization Act. In a separate transaction, Sat.1 transferred its interest in Sport 1 GmbH & Co. KG ("Sport 1"), a sports internet portal, to Kirch Intermedia. The new company combines all of the multimedia activities of the Group and the Kirch Group, which the Issuer believes has given the Group increased efficiencies and a broader multimedia product portfolio.

Kirch Intermedia serves as a central internet service provider for the Group and produces all of the internet offerings of the Group's companies. According to IVW, the Group had Germany's second largest online network in terms of page impressions in 2001.

Kirch Intermedia also provides services to external clients. Its teletext customers include the German sports channel DSF and the music channel MTV. In addition, the company provides content for the joint finance community of N24 and comdirect bank, a subsidiary of Commerzbank AG.

Currently the Group owns a 49.9% interest in Kirch Intermedia and has a call option for an additional 0.2% interest. The Kirch Group owns the remainder of Kirch Intermedia via a 30.1% participation in the company through KirchMedia and a 20.0% participation through KirchPay-TV.

In the past, Kirch Intermedia has been financed through loans made on a pro rata basis by the Issuer, KirchMedia, and KirchPay-TV. KirchMedia and KirchPay-TV have both filed for insolvency in German courts and, therefore, are not expected to be able to make any additional contributions to Kirch Intermedia. Therefore, the Issuer is currently engaged in negotiations regarding the acquisition of the Kirch Group's interest in Kirch Intermedia. The potential acquisition could result in Kirch Intermedia becoming a wholly-owned subsidiary of the Issuer. However, there can be no assurance that the acquisition or restructuring of Kirch Intermedia will occur, and if they do not occur, there can be no assurance that the Group would not be required to write off any shareholder loans advanced to Kirch Intermedia and not previously written off, which currently total €15 million (excluding loans granted directly to ddp, a wholly-owned subsidiary of Kirch Intermedia, in the amount of €6 million, described below).

One of the Group companies has granted a comfort letter (*Patronatserklärung*) to ddp. This letter requires this Group company to maintain the solvency of ddp. ddp is currently funded partly through a direct loan from the Group company and partly through advances from Kirch Intermedia. The Issuer expects that funds currently available to ddp are sufficient for ddp to maintain its current levels of business operations through

September 2002. The Issuer is currently considering its options for ddp in its negotiations concerning its potential acquisition of a controlling interest in Kirch Intermedia. There can be no assurance that the Group will not be required to write off any shareholder loans advanced to ddp and not previously written off, which currently total €6 million. The Issuer estimates that ddp's losses for the first half of 2002 were approximately €4.5 million, none of which, as of the date of this offering memorandum, have been reflected in the financial statements of the Group, as Group companies do not own the majority shareholding in Kirch Intermedia. Although to date no payments have been required pursuant to the comfort letter, there can be no assurance that such payments will not be required to be made in the future, and any such payments would have a negative financial impact on the Group.

Intellectual Property

The Group has significant intellectual property rights that it seeks to protect to the fullest extent practicable. However, the Issuer does not believe that the Group is dependent on any one of its intellectual property rights although collectively they are of material significance to the business. In relation to programming licenses, see "Risk Factors—Risks Related to the Kirch Group—Possible Write-Offs of Programming Assets."

Competition

In the highly competitive German commercial television market, many broadcasters are finding it difficult to increase their profitability. The market for television is limited by the number of viewers and the viewing time available to each viewer. Despite a significant increase in the number of German channels since 1990, television consumption per day and viewer, as measured by GfK, has increased during this period by only 31% and, in the past five years, by only 5%. As a result, the established German commercial channels, including those of the Group and the RTL Group, have generally experienced flat or slightly declining viewer audience shares during the past three years, which in turn has an impact on their most important source of revenues, advertising sales. In addition, growth potential for advertising has become limited, since most channels already fully utilize their legally permissible advertising time limits.

The principal methods of competition in broadcast television are the acquisition of popular programming and the development of audience interest through programming and promotions in order to sell advertising at profitable rates. Intense competition for attractive programming rights characterizes the programming side of the industry. Large broadcasting groups, such as the Group and the RTL Group, and well-funded public broadcasters, such as ARD and ZDF, compete for audience, advertising revenues, and programming with each other, and to a lesser extent, other broadcasting groups, local public television stations, independent television stations, basic cable program services as well as other media, including satellite television services. With regard to viewer audience time, television broadcasts compete with videocassettes, DVDs, print media, and the internet. Television channels compete for programming and for advertising revenues with other channels in their coverage areas and, in some cases, with other station groups for programming, and in the case of advertising revenues, with other local and national media.

Employees

As of March 31, 2002, the Group had a total permanent full-time work force, calculated in accordance with the German Commercial Code, of 3,047 employees compared to 3,029, 3,187 and 2,928 employees as of December 31, 2001, 2000 and 1999, respectively.

The Issuer does not have employee representation on its supervisory board due to the Group's status as an enterprise operating in the field of the press not fully subject to the German Employee's Representation Act, a so-called *Tendenzbetrieb*.

Employees of the Group who were hired by the SAT.1 Group prior to the Merger are covered by collective bargaining agreements.

Facilities

The Group's headquarters are located in Unterföhring, Germany, in leased facilities of approximately 59,000 square meters. The Group has facilities in Berlin of approximately 35,000 square meters, partly based on leases and partly based on hereditary building rights (*Erbbaurechte*). In respect of the Berlin facilities, see "Related-Party Transactions." The Group also maintains offices for foreign correspondents in Jerusalem, London, Moscow, Vienna, and Washington D.C., all of which are leased.

The Issuer has a 25.4% interest in MAGIC MEDIA COMPANY TV-Produktionsgesellschaft mbH ("MMC"), an operator of television production studios in Germany. MMC has leased television studios pursuant to two long-term lease agreements expiring in 2023 and 2024, respectively. The shareholders of MMC have given the lessor of these studios guarantees to answer for a maximum of €13.3 million per year of the lease payments due under the lease agreements in the event that MMC fails to pay, with each shareholder being severally, but not jointly, liable for that part of the lease payments as corresponds to the shareholder's interest in MMC. The Issuer's obligations under these guarantees expire in 2008 and 2009. The total amount of lease payments for which the Issuer could be liable is €3.4 million per year. MMC is currently experiencing financial difficulties and has been unable to satisfy its lease payment obligations in full. As a result, since February 2002, the Issuer and MMC's other shareholders have been paying approximately 80% of the net lease payments owed for the studios not covered by MMC. MMC's shareholders and the lessor are currently engaged in negotiations regarding a long-term solution to MMC's liquidity problems. As a result of these negotiations and in certain other circumstances, some portion of the payments due from the Issuer in respect of its guarantees as a shareholder of MMC may become payable prior to their original due dates.

Regulation

General

The current regulatory framework applicable to German television stations is largely based on Directive 97/36/EC of the European Parliament and the Council dated June 30, 1997, amending Council Directive 89/552/EEC, and an agreement between all 16 German states in its version of July 1, 2002 (the "Inter-State Broadcasting Treaty" (*Rundfunkstaatsvertrag*)). Within this framework, each German state has passed statutes and regulations setting out, among other things, licensing requirements. Currently, German television channels require a broadcast license from any one of the 16 German states, which may be obtained from a state's media authority (*Landesmedienanstalt*), in order to broadcast nationally.

Limitations on Concentration of Control

The Inter-State Broadcasting Treaty provisions governing concentration of control provide that a company may broadcast nationwide in Germany an unlimited number of television channels, unless it is thereby able to exercise a predominant impact on public opinion. A predominant impact is assumed to exist if the channels attributable to the company achieve an annual television viewer audience share of 30% or more. In measuring market concentration, market shares of affiliated companies are attributed to a broadcaster, as well as market shares of any enterprises that may (together with any third parties) exercise a controlling influence on the broadcaster. As such, the market share of all of the Group's channels, including Neun Live, as well as the market share of the Kirch Group would be attributed to the Issuer. The German Commission on Concentration in the Media (the "KEK"), the agency entrusted with the task of monitoring media concentration, found that the Group's combined market share was 23.6% in 2001. With the Kirch Group, it would have been 25.85%. For May 2002, the Group's share was 21.7% and 23.7%, respectively.

If the 30% threshold were exceeded, the Group would be compelled to enter into discussions with the KEK regarding possible measures to lower its market share below this threshold. However, the Issuer believes the media concentration provisions are aimed, in the first instance, at prohibiting future acquisitions of channels or additional licenses, rather than compelling companies to divest themselves of their existing channels or

licenses. Given the Group's relatively stable audience market share, the Issuer does not expect that its imputed market share will reach the 30% threshold in the near or mid-term.

Effective July 1, 2002, the KEK was given new powers to initiate reviews of so-called media-relevant markets as soon as a broadcasting company's audience market share reaches the 25% threshold if the company also has significant market influence in another media-related sector, such as the written press, radio, cinema, and the advertising market. There can be no assurance that the KEK will not assert that the Group and/or the Kirch Group have a significant influence in one or more of these other media-relevant sectors. If the KEK were to find that this influence exists, it would be entitled to suggest measures to safeguard the diversity of opinions. Possible measures could include, among others, requiring a broadcaster to provide broadcasting time to nonaffiliated third parties, to reduce its activities in other media-related sectors, or to sell off interests in television channels. In the event that the KEK and the broadcasting company are unable to reach an agreement on what measures should be implemented, or if measures are not implemented in a timely fashion, the KEK may authorize a state media authority to revoke as many of the company's broadcasting licenses as are necessary to reduce the predominant impact on public opinion.

A broadcast company may reduce the likelihood that the KEK will attempt to impose measures to reduce market share by availing itself of the following percentage point credits in calculating its market share: a two-percentage-point reduction for providing regional programming slots on the company's channel with the highest overall viewer audience share and a three-percentage-point reduction for providing broadcasting time for nonaffiliated third parties. The Group currently provides both regional windows and broadcasting time for nonaffiliated third parties on its channel with the highest overall viewer audience share, Sat.1. Therefore, the Issuer believes that it would be entitled to a five-percentage-point credit in calculating its audience market share for the purposes of the new 25% media-relevant threshold. Conversely, this means that cutting back time slots available for nonaffiliated third parties or regional-window programming could have adverse repercussions for the Group by potentially exposing it to a KEK review. See "—Terrestrial Broadcasting."

Nationwide Satellite Broadcasting Licenses for the Issuer's Channels

According to the Inter-State Agreement, a television channel requires a license from the media authorities of any one of the German states. This license authorizes the channel to distribute its programs nationwide. The Sat.1 channel has been granted a satellite license by the media authorities of the State of Rhineland-Palatinate until May 31, 2010. The ProSieben channel has been granted a license by the joint media authority of the states of Berlin and Brandenburg until March 1, 2003. The Kabel 1 and N24 channels have been granted licenses by the media authorities of the State of Bavaria until February 29, 2004 and June 17, 2007, respectively. All of these licenses are renewable upon expiration for periods of seven to ten years. Licenses are generally renewable subject to the channels continuing to comply with the terms of their license and remaining below the market-share thresholds discussed above. Upon expiration of a license, there are no provisions for any type of competitive tender. Under the current regulatory framework as it is being applied by the state media authorities, the Issuer believes that all of the foregoing licenses of the Group's channels will be renewed as long as these channels continue to comply with the terms of their licenses and the Group's overall media-relevant market share remains below the 25% threshold.

Cable Networks

The Group's channels are currently dependent on transmission over Germany's analog cable television networks to the reach the bulk of their viewer audiences. These networks currently have an average capacity of 33 channels. The transition from analog to digital distribution technology is expected greatly to increase capacity for the transmission of television programs. The German government has announced plans to make the transition to digital transmission by 2010.

The regional and local cable network operators in Germany are not free to allocate analog channels in their networks as they please. The state media authorities make allocation decisions regarding which programs

will be carried over the cable networks in their states, in keeping with the state's responsibility for ensuring that a diversity of opinions is secured in the mix of channels and programming. In most states, the media authorities make allocation decisions regarding all of the analog channels available in the network. However, in a few states, the media authorities make allocations for one-half to two-thirds of the channels, with the cable network operators being free to allocate the remainder of the channels subject to certain public policy and legal constraints. The allocations made by the state media authorities are limited in time and may be challenged by network operators. Nonetheless, as digital transmission becomes more widely available, network operators are expected to gain additional discretion in allocating their transmission capacity to broadcasters.

Until recently, Deutsche Telekom owned and operated the nine so-called level three analog cable networks, the regional backbone networks running over public rights-of-way; however, local network operators have always owned and operated the so-called level four networks, the localized networks that run from the end of public rights-of-way and within buildings, housing associations, and homes. Deutsche Telekom has begun to divest itself of three of the level three regional networks by selling them off to other cable network operators. In the three regions where networks have sold so far, there have been delays in the launch of digital television services, and both ish (in North Rhine-Westphalia) and Iesy (in Hessen) have been downgraded by both Moody's and Standard & Poor's since the beginning of May 2002.

The Issuer anticipates that the entry of the new cable network operators in Germany will not, over the medium term, have an adverse impact on the transmission of the Group's channels, since analog transmission of programs will remain the predominant means of transmission for the foreseeable future. This perception is influenced by the fact that the private cable network operators still have to digitalize most of their networks, which requires significant investment and the implementation of uniform technical standards. The Group has begun preparations for simulcast transmissions and distribution of programs in analog and digital format.

With regard to the inclusion in the current analog and future digitalized cable networks, the Group is confident that its three full-service television channels, Sat.1, ProSieben, and Kabel 1, will continue to be allocated space based on the strength of their appeal, high audience acceptance, and the great variety of programs offered, even in the absence of a direct legal claim to be carried on these networks. Moreover, the German states, which have the responsibility for broadcasting legislation, have expressed their view that digitalization should not lead to a situation where the number of channels that can be received digitally falls below the number available over analog cable networks.

Given the smaller viewer audience shares of N24 and NeunLive, no assurances can be given that cable network operators will continue to carry these channels or that the cable distribution reach of these channels will not decrease in the future. There is also the risk that cable network operators could stop distributing these and other channels with smaller viewer audience shares over their analog networks and distribute them solely over their digital networks, which at present are connected to fewer households than the analog networks. At least one court of first instance in Germany has held that the practice of forcibly switching less-popular channels from analog to digital networks is illegal. At present, no assurances can be given as to whether the courts of last instance will uphold this decision.

In the past, broadcasters have been charged only to feed their programs into the level three networks, with viewers paying level four networks fees. Recently, several level four network operators have attempted to claim that they, too, are entitled to charge broadcasters for feeding programs into their networks. At present, it cannot be predicted whether the level four network operators will be successful with their claims. However, given the strong, widespread opposition by commercial broadcasters to these claims, the Issuer believes that the network operators will be forced to withdraw their claims.

Several television channels have filed a claim with the German Federal Antitrust Authority alleging that Deutsche Telekom has abused its dominant market position in seeking to have them indemnify it for royalty payments made to authors or creators of programming broadcast over its networks. Authors or creators are legally entitled to receive additional compensation from level three network operators when their works are

transmitted over their network, even when the authors or creators have transferred their rights to the channel broadcasting the program. As a result, Deutsche Telekom, as a level three network operator, has added a clause to its agreements with broadcasters requiring them to indemnify it for any compensation claims paid to authors and creators. The television channels are claiming that Deutsche Telekom is abusing its dominant market position in compelling them to agree to this indemnification and have filed a claim with the Federal Antitrust Authority to force Deutsche Telekom to stop this practice. At present, it is uncertain what the outcome of these proceedings will be. However, if Deutsche Telekom were to be successful with its claims, the Group's costs for feeding its programs into the level three networks could increase. The Issuer is currently unable to estimate what the amount of any such increase would be. Moreover, even if Deutsche Telekom were to be unsuccessful with its claims, it may try to pass the costs for these royalty payments on to the broadcasters in the form of higher fees.

Terrestrial Broadcasting

Sat.1 and ProSieben have terrestrial broadcast licenses for a number of regions in Germany. Sat.1 acquired its licenses originally in the 1980s, when the German television market was first opened up to commercial broadcasting, in order to increase its audience reach at a time when the technical reach of cable and satellite distribution was low. ProSieben also acquired several terrestrial licences, primarily for frequencies servicing larger cities, after it began broadcasting in 1989. The Issuer believes that the subsequent increase in the household penetration rate of cable networks and in the number of satellite frequencies available has rendered terrestrial distribution of Sat.1's and ProSieben's programs less important for maintaining its viewer audience share, although the additional reach provided by terrestrial means does increase the amount that the Group may charge advertisers to air commercials on these channels. However, certain regional programming obligations attach to terrestrial licenses, and the provision of regional programming entitles the Group to a two-percentage-point credit in determining its market share for purposes of the 25% media-relevant threshold discussed above. While Sat.1 broadcasts regional programming meeting these obligations, ProSieben and N24 pay compensation to the media authorities of Bavaria, Bremen, Hamburg, Rhineland-Palatinate and Schleswig-Holstein in an aggregate amount of up to €0.7 million per year in lieu of producing such programming. The Issuer will continue to monitor developments in the terrestrial broadcasting sector with a view to assessing the importance of this broadcasting for the Group's viability.

Similar to cable distribution, the transition from analog to digital distribution of terrestrial television, or DVB-T, is expected to be completed by 2010. Digital systems are expected to provide high quality, simultaneous transmission of up to 4 channels via one analog channel, thereby increasing the number of channels that may be distributed over the existing analog terrestrial transmitters. The Group has agreed to participate in an initial pilot project that is expected to begin broadcasting in Berlin later this year and be completed in the summer of 2003.

Regulation of Advertising Time

Current law allows commercial broadcasters to devote up to 15% of total airtime per daytime for advertising, but the amount of advertising in any one hour may not exceed 12 minutes. The law also contains bans and other restrictions on commercial breaks in certain types of programs, such as religious services, children's programs, and news broadcasts.

Litigation

The Group is involved from time to time in various claims and lawsuits incidental to the ordinary course of business.

Judicial Appraisal Proceedings

Following the Merger, several former shareholders of ProSieben Media initiated appraisal proceedings (*Spruchstellenverfahren*) before the district court of Munich. In these proceedings, the court is being asked to decide whether the exchange ratio for the Merger was fair or whether the former shareholders are entitled to

receive additional cash compensation. The court has appointed an independent auditor to prepare an opinion on the fairness of the exchange ratio. If the court finds that the exchange ratio was not fair, the Issuer would be required to pay each former shareholder of ProSieben Media a cash payment in an amount equal to the difference between the value of the shares in the Issuer received by the shareholder and the fair value of the shares of ProSieben Media AG held at the time of the Merger. At present, no assurances can be given regarding the outcome of these judicial appraisal proceedings.

The Abandoned Merger With KirchMedia

In September 2001, the Issuer and KirchMedia announced their intention to merge the Issuer by way of an upstream merger into its majority shareholder, KirchMedia. Due to the uncertain financial situation of KirchMedia, the parties abandoned these merger plans in March 2002.

Following the announcement of the proposed merger, certain of the holders of the 2006 Notes suggested that the announcement of the proposed merger with KirchMedia constituted an event of default under the terms of the notes and that the alleged event of default was not rectified when the Issuer and KirchMedia announced that they had abandoned their merger plans. Although the Issuer believes that no event of default occurred when it announced its merger plans, no assurances can be given that the holders of the notes will not continue to assert claims that an event of default occurred.

While there can be no assurance, the Issuer believes that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operation.

Recent Developments

According to Nielsen Media, total gross television advertising revenues in Germany decreased by 7.9% in the period from January 1 to June 23, 2002, compared to the same period in the previous year. Also according to Nielsen Media, the Group's share of these revenues increased to 46.4% in the period from January 1 to June 23, 2002 from 45.2% in the same period of 2001, but the Group's total gross advertising revenues decreased by 5.5% for such period in 2002 as compared to the same period in 2001. The Group's performance was better than that of the RTL Group's German-language channels, whose share of gross television advertising revenues decreased by 1.2% to 40.6% in the period from January 1 to June 23, 2002 from 41.8% in the same period of 2001 and whose total gross advertising revenues decreased by 10.6% for such period in 2002 as compared to the same period in 2001.

The Issuer currently estimates that the Group's total consolidated revenues may be approximately 4% lower for the first half of 2002 compared to the first half of 2001 and that the Group will have positive pre-tax profits for the first half of 2002. The Group's three full-service channels had a combined audience share for viewers aged 14 to 49 years of 28.2% in the first six months of 2002.

Although in the current environment it is difficult to make predictions regarding future developments, the Issuer believes that net advertising revenues in Germany for the whole of 2002 may be approximately 5% lower than in 2001 and that the decrease in the Group's revenues for 2002 from 2001 may be somewhat less than 5%.

MANAGEMENT

The Issuer's constitutional organs comprise the shareholders in general meeting, an executive board, and a supervisory board.

Executive Board

Members of the executive board are appointed by the supervisory board for renewable terms of up to five years. The executive board currently consists of five members.

The Issuer may be legally represented by its Chairman, acting alone, or by two members of the executive board or by one member of the executive board together with a holder of general power of attorney.

The table below shows the members of the executive board and their respective principal areas of responsibility. All executive board members have been appointed for a period of office ending in 2004 or later by the supervisory board. The business address of the members of the executive board is the Issuer's headquarters at Medienallee 7, 85774 Unterföhring, Germany.

Name	Position	Age	Principal responsibilities
Urs Rohner	Chairman	42	Multimedia and sales
Dr. Ludwig Bauer	Member	45	Television
Jürgen Doetz	Member	57	Media policy and regulation
Lothar Lanz	Member	53	Finance, services, and merchandising
Claus Larass	Member	57	Information, news, and political programming

Urs Rohner was appointed chairman of the executive board at ProSieben Media AG in 2000 and was elected chairman of the Issuer's executive board following the Merger. In addition, Mr. Rohner is a supervisory board member at the Swiss companies Swiss International Air Lines AG and BK Vision. Mr. Rohner studied law in Zurich from 1978 to 1983 and was admitted to the bar in the canton of Zurich in 1986. Between 1983 and 1988, Mr. Rohner worked at the law firm of Lenz & Staehlin in Zurich. In 1988, he was admitted to the New York State Bar and worked as a foreign associate at the U.S. law firm of Sullivan & Cromwell. Mr. Rohner returned to Lenz & Staehlin that same year and was made a partner of the firm in 1992. Mr. Rohner's areas of expertise included media and entertainment law, securities law, and cartel law.

Dr. Ludwig Bauer was appointed to the executive board in 2000. Dr. Bauer joined Kabel 1 in 1992 as head of program research and that same year was promoted to director of programs and head of program planning. He was appointed general manager of Kabel 1 in 1996 and a member of the executive board of ProSieben Media AG in 1999. Dr. Bauer studied German and English language and literature in Munich from 1977 to 1984. During this time, he also worked at *Bayerischer Rundfunk* (Bavarian Broadcasting & Radio) as a freelance journalist. In 1986, Dr. Bauer was awarded a research grant and his doctorate by the Bavarian Graduation Fund. Prior to 1991, he was co-publisher of two film and media sciences publication series. After attaining his PhD in 1991, Dr. Bauer worked as a freelance contributor with *Bayerisches Fernsehen* (Bavarian Television) and as a lecturer in film history and media sciences.

Jürgen Doetz was appointed to the executive board in 2000. He has been the general manager of SAT.1 SatellitenFernsehen GmbH since 1985. Mr. Doetz trained at the daily newspaper *Pfälzer Tageblatt*, and studied at the German College of Journalists in Munich. Beginning in 1964, Mr. Doetz served with the German Federal Armed Forces, where he had attained the rank of Lieutenant of the Reserves upon his resignation in 1966. Between 1966 and 1971, Mr. Doetz studied political science, history, and sociology; in 1970 he also worked as a political reporter at the *Pfälzer Tageblatt*. From 1971 to 1976, he was the press officer for the Minister of Education and Cultural Affairs for the German State of Rhineland-Palatinate. From 1976 to 1982, Mr. Doetz was the deputy spokesman for the government of Rhineland-Palatinate. He served as general manager from 1982 to 1992 at PKS Programmschaft für Kabel- und Satellitenrundfunk mbH in Frankfurt. Between 1985 and 1990, he was chairman of *Bundesverband Kabel und Satellit e.V.* (National Association of Cable and Satellite). In 1990, he

was appointed executive vice president of the *Verband Privater Rundfunk und Telekommunikation e.V.* (Commercial Broadcasting and Telecommunications Association), and subsequently, in 1996, was appointed its president.

Lothar Lanz was appointed Chief Financial Officer of ProSieben Media AG in November 1996 and has been a member of the Issuer's executive board since 2000. Mr. Lanz studied business administration from 1969 to 1974 and attained a masters degree in commerce in Berlin. Mr. Lanz subsequently worked as an assistant auditor and as a tax consultant at a certified public accounting firm. In 1977, he began to work for the Bayerische Hypotheken- und Wechselbank AG, where he managed a number of the bank's branches between 1983 and 1990. In 1991, Mr. Lanz was elected a member of the executive board at HSB HYPO Service-Bank. He was appointed in early 1996 a member of the executive board at the trustee savings bank Nassauische Sparkasse in Wiesbaden, Germany.

Claus Larass was appointed to the executive board in 2000. Mr. Larass worked as a trainee reporter at the newspaper *Fränkischer Anzeiger* between 1966 and 1968, and as a reporter for the newspapers *Kölner Stadtanzeiger* and *Donaukurier*. Mr. Larass was appointed section head at the *Die Welt* newspaper in 1973, and later worked in this position at the newspaper's Sunday publication *Welt am Sonntag*. In 1980 Mr. Larass began to work as a freelance author, and in 1985 was appointed deputy editor-in-chief at the Sunday paper *Bild am Sonntag*. From 1988 to 1991 he was deputy editor-in-chief at the weekly magazine *Bunte*. From 1991 to 1992, Mr. Larass worked as editor-in-chief of the daily newspaper *BZ* and its Sunday publication *BZ am Sonntag*. From 1992 to 1997, he served as editor-in-chief of the daily newspaper *Bild*. In 1996, he was appointed publisher of *Bild* and *Bildwoche*. From 1998 to 2000, Mr. Larass was deputy chairman of the executive board at the publishing house Axel Springer Verlag AG.

Supervisory Board

The Issuer's supervisory board has nine members. The following table shows the current members and details of their other principal directorships:

Name	Position	Age	Other principal directorships
Wolfgang van Betteray Member of the management of KirchMedia GmbH & Co. KGaA, Munich	Chairman	55	Volksbank Düsseldorf Neuss eG, Düsseldorf Lloyd Werft Bremerhaven GmbH, Bremerhaven SSW Fähr-und Spezialschiffbau GmbH, Bremerhaven
Wolfgang Hartmann Member of the executive board of Commerzbank AG, Frankfurt	Deputy Chairman	52	Adolf Ahlers AG, Herford-Elverdissen Viterra AG, Essen Vaillant GmbH, Remscheid Commerz Grundbesitz-Investmentgesellschaft mbH, Wiesbaden Commerz Grundbesitz Spezialfondsgesellschaft mbH, Wiesbaden CommerzLeasing und Immobilien AG, Düsseldorf Commerz Grundbesitzgesellschaft mbH, Wiesbaden Commerzbank Belgium S.A., Brussels Commerzbank (Nederland) N.V., Amsterdam ILV Immobilien—Leasing—Verwaltungsgesellschaft Düsseldorf mbH, Düsseldorf

Name	Position	Age	Other principal directorships
Dr. Mathias Döpfner . . . . Chairman of the executive board of Axel Springer Verlag AG, Berlin	Member	39	AKTUELL Presse-Fernsehen GmbH & Co. KG, Hamburg Content Suite AG, Hamburg Media1 Beteiligungs GmbH, Berlin Moser Holding AG, Innsbruck, Austria SAT.1 Beteiligungs GmbH, Berlin and Mainz Leipziger Verlags- und Druckereigesellschaft mbH & Co KG, Leipzig Yukom Medien GmbH, Munich HandelsZeitung und Finanzrundschau AG, Zurich, Switzerland dpa Deutsche Presse-Agentur GmbH, Hamburg Schering AG, Berlin Bundesverband Deutscher Zeitungsverleger e.V., Berlin
Alfred Lehmer . . . . Former Chairman of the executive board of Bayerische Landesbank Girozentrale AG, Munich	Member	66	Bayerische Brauholding AG, Munich Deutsche Hausbau AG, Munich Walter Bau AG, Augsburg BAWAG, Bank für Arbeit und Wirtschaft, Vienna, Austria AERO LLOYD Flugreisen GmbH & Co. Luftverkehrs-KG Oberursel
Prof. Dr. Hans-Joachim Mertens . . . . Professor at Johann Wolfgang Goethe Universität, Frankfurt am Main	Member	67	
Hans Reischl . . . . Chairman of the executive board of REWE-Zentral AG, Cologne	Member	62	MAXDATA AG, Marl R+V Allgemeine Versicherung AG, Wiesbaden RWE Umwelt AG, Essen Zürich Agrippina Versicherungs AG (Deutschland), Frankfurt am Main Allgemeine Kreditversicherung Aktiengesellschaft, Mainz Commerzbank AG, Frankfurt am Main Deichmann Schuhe GmbH & Co. Vertriebs KG, Essen WestLB AG, Düsseldorf KirchMedia GmbH & Co. KGaA, Unterföhring
Gisela Schmitt . . . . Member of the executive board of REWE-Zentral AG, Cologne	Member	50	
Norbert Deigner . . . . Authorized company representative (*Prokurist*) of KirchMedia Beteiligungs Verwaltungs GmbH, Munich	Member	36	Epsilon TV Production s.r.l., Milan
Fred Kogel . . . . Member of the management of KirchMedia GmbH & Co. KGaA, Munich	Member	41	Constantin Film AG, Munich H.O.T. Networks AG, Munich ndF GmbH, Unterföhring

The business address of the members of the supervisory board is the Issuer's headquarters at Medienallee 7, 85774 Unterföhring, Germany.

Aggregate Compensation of Directors and Officers

The aggregate compensation paid to the executive board for services in such capacities in 2001 was €4,867,753, including bonuses and benefits in kind.

Share Purchase and Option Plans

The Issuer currently has no formal stock option plan or similar plan in place for senior management. Nonetheless, a large part of senior management compensation is variable and linked to achieving certain financial and business goals. The Issuer may consider establishing a formal incentive plan in the future.

Principal Shareholders

According to information currently available to the Issuer, KirchMedia directly holds 71.98% of the ordinary shares in the Issuer. SAT.1 Beteiligungs GmbH holds 26.79% of each of the ordinary shares and of the preference shares of the Issuer. Another 1.21% of each of the ordinary shares and of the preference shares are held by Media1 Beteiligungs GmbH. Both SAT.1 Beteiligungs GmbH and Media1 Beteiligungs GmbH are 59% owned by KirchMedia through two of its wholly-owned subsidiaries, Taurus TV GmbH and Blitz 01-931 GmbH, and 41% owned by the Axel Springer group (21% held directly by Axel Springer Verlag AG ("Axel Springer") and 20% held through Aktuelle Presse Fernsehen GmbH, a wholly-owned subsidiary of Axel Springer). The direct and indirect participation of KirchMedia and Axel Springer in the Issuer is shown in the following chart:


KirchMedia GmbH & Co. KGaA
Axel Springer Verlag AG
Taurus TV GmbH
71.98% of the ordinary shares
21%
21%
Aktvelle Presse Fernsehen GmbH
Blitz 01-931 GmbH
59%
59%
20%
20%
SAT.1 Beteili-gungs GmbH
Media1 Beteili-gungs GmbH
26.79% of each of the ordinary shares and of the preference shares
1.21% of each of the ordinary shares and of the preference shares
ProSiebenSat.1 Media AG

KirchMedia

KirchMedia is a 73% owned subsidiary of the Kirch Group (via TaurusHolding). KirchMedia acts as a holding company for all of the Kirch Group's free-to-air television activities as well as its television production and film rights trade businesses. TaurusHolding is the central holding company of the Kirch Group, which was founded by Leo Kirch. Both KirchMedia and TaurusHolding are currently in insolvency proceedings.

In accordance with Section 21(1, 1a) of the German Securities Trading Act, KirchMedia has notified the Issuer that KirchMedia controls, indirectly and directly, 100% (as adjusted for other equity interests, 88.52%) of the Issuer's ordinary voting shares.

The Issuer believes that its consolidated financial statements are included in the consolidated financial statements of KirchMedia and in the consolidated financial statements of the central holding company for the Kirch Group, TaurusHolding. After the consolidated financial statements of KirchMedia have been prepared and audited, they are made public and may be examined at the commercial register at the district court of Munich under registration number HRB 126210.

Axel Springer

Axel Springer is 40.33% owned by Print Beteiligungs GmbH and 50% (plus one share) by Axel Springer Gesellschaft für Publizistik GmbH & Co. Axel Springer is primarily a newspaper and magazine publishing house whose broadcasting interests include seven radio stations, its stake in the Issuer, and a number of television production companies. Axel Springer and KirchMedia reportedly have agreed a put/call option that would allow Axel Springer to sell its stake in the Issuer to KirchMedia, and vice versa, at a pre-determined price.

The remainder of the Issuer's equity is owned by members of the public and is held entirely in the form of non-voting preference shares. The following table illustrates the Issuer's current shareholding structure:

Shareholder	Percentage of total equity	Percentage of ordinary shares (voting)	Percentage of preference shares (non-voting)
KirchMedia	52.5%	88.5%	16.5%
Axel Springer	11.5%	11.5%	11.5%
Free float	36.0%	0.0%	72.0%
Total	100%	100%	100%

The Kirch Restructuring

On June 14, 2002, the local court of Munich formally opened insolvency proceedings under the German Insolvency Code over the assets of KirchMedia. In these proceedings, KirchMedia has been granted the status of a debtor-in-possession (*Eigenverwaltung*). As a result, the managing directors of KirchMedia remain in office and are authorized to manage the business affairs of the company and represent the company in dealings with third parties. However, any disposals by KirchMedia outside the ordinary course of its business require the prior consent of the insolvency supervisor (*Sachwalter*). These transactions include, as a general rule, any disposals in excess of €2 million and, with respect to licenses, co-financing arrangements, and productions, any disposals in excess of €5 million.

At certain intervals, an assembly of creditors is convened with the managing directors and the insolvency supervisor to decide how to continue with the insolvency proceedings. Among other things, any restructuring or liquidation, in whole or substantial part, of KirchMedia requires the approval of the creditors' assembly. The first creditors' assembly is expected to be held by the beginning of August 2002.

The Issuer believes that all of the ordinary voting shares of the Issuer that are directly owned by KirchMedia, which amount to approximately 72% of the Issuer's outstanding ordinary voting shares, have been pledged to certain banks as security for certain financial obligations of KirchMedia. Even though these shares are part of the insolvency estate, the Issuer believes that the pledgees may be entitled to dispose of these shares independently of the insolvency proceedings in order to satisfy the obligations they secure.

In addition, TaurusHolding, the central holding company of the Kirch Group, has filed for insolvency and is currently subject to insolvency proceedings in the course of which its assets could be sold or it could otherwise be restructured.

See "Risk Factors—Risks Relating to the Kirch Group."

Share Conversion

The Issuer's outstanding share capital is comprised of 50% of preference shares and 50% of ordinary shares. Apart from a preferential allocation of dividends, preference shares are only distinguished from ordinary shares by a lack of voting rights. In March 2002, the Issuer announced its intention to convert its preference shares into ordinary shares in order to give all shareholders voting rights. However, KirchMedia informed the Issuer that it, on account of its insolvency proceedings, would not support the proposal at the annual shareholders' meeting held on July 9, 2002. Therefore, the Issuer's management and supervisory boards have agreed to postpone the conversion to an indefinite date.

CORPORATE ORGANIZATION OF PROSIEBENSAT.1 MEDIA AG


KirchMedia GmbH & Co. KGaA
Axel Springer Verlag AG
Free Float
52.52%
11.48%
36.00%
ProSiebenSat.1 Media AG
100%
SevenOne Media GmbH - Unterföhring - Advertising airtime marketer
100%
SAT.1 Satelliten Fernsehen GmbH - Berlin- Television broadcaster
100%
ProSieben Television GmbH - Unterföhring - Television broadcaster
100%
ProSieben Digital Media GmbH - Unterföhring - Holding company for multimedia activities
100%
Kabel 1 K1 Fernsehen GmbH - Unterföhring - Television broadcaster
100%
N24 Gesellschaft für Nachrichten und Zeitgeschehen mbH - Unterföhring - Television broadcaster
100%
MM Merchandising München GmbH - Unterföhring - Licensing rights agency
100%
SevenOne Club & Shop GmbH - Unterföhring - Direct marketing specialist
100%
ProSieben Information Service GmbH - Unterföhring - IT service provider
48.4%
Euvia Media Verwaltungs AG - Munich
100%
SevenOne Media Austria GmbH
45.8%
Kirch Intermedia GmbH Unterföhring
100%
SevenOne Media (Schweiz) AG
66%
ArtMechandising & Media AG - Copyright agency
100%
ArtMechandising & Media Inc.
100%
SZM Studios Film -, TV - und Multimedia - Produktions GmbH - Unterföhring - Film, TV, multimedia production house
100%
Seven Senses Agentur für Mediendesign und Marketing GmbH - Unterföhring - Media design and marketing agency
48.4%
Euvia Media AG & Co. KG - Munich
4.1%
Kirch Intermedia GmbH
SAT.1 Boulevard TV GmbH (100%)
SAT.1 Norddeutschland GmbH (100%)
SAT.1 Privatfernsehen Baden-Württemberg GmbH & Co. KG (100%)
SAT.1 Privatfernsehen Baden-Württemberg GmbH (100%)
SAT.1 und Radio HUNDERT, 6 Medien Beteiligungs GmbH (74.9%)
SAT.1 und Radio HUNDERT, 6 Medienbeteiligungs GmbH Berlin & Co. Betriebs KG (100%)
100% (silent shareholder)
tv weiß-blau Rundfunkprogrammanbieter GmbH
100%
N24 Bayern GmbH

RELATED-PARTY TRANSACTIONS

KirchMedia, a member of the Kirch Group, holds, directly and indirectly, 52.5% of the Issuer's total outstanding equity and 88.5% of its total outstanding voting rights.

KirchMedia is the Group's largest supplier of licensed programming rights. In 2001, the Group obtained 41.4% of the programming aired on Sat.1, ProSieben, and Kabel 1 and 56.0% of the Group's total contracted programming rights from KirchMedia.

The Group is also engaged in a joint venture for multimedia services, Kirch Intermedia, with KirchMedia and KirchPay-TV, another member of the Kirch Group. One of the Group companies has granted a comfort letter (*Patronatserklärung*) to ddp (a wholly-owned subsidiary of Kirch Intermedia). This letter requires this Group company to maintain the solvency of ddp. ddp is currently funded partly through a direct loan from the Issuer and partly through advances from Kirch Intermedia. See "Business—Kirch Intermedia."

In addition, BetaDigital, a wholly-owned subsidiary of KirchPay-TV, acts as service provider for the analog and digital satellite uplink of the Group's Sat.1, ProSieben, Kabel 1, and N24 channels.

The Group's rights to use most of its premises in Berlin are based on lease agreements entered into with, or hereditary building rights received from, MedienzentrumMitte GmbH ("MZM"), a company of the Kirch Group.

The Issuer believes that all of its transactions with KirchMedia, KirchPay-TV, BetaDigital, and MZM have been done on terms consistent with transactions done on an arm's length basis. The German Stock Corporation Act requires the Issuer's executive board to issue a report on transactions with related parties (*Abhängigkeitsbericht*) on a yearly basis. The Issuer's independent auditors, KPMG Deutsche Treuhands-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are required by law to review this report and certify that the report is correct and that the consideration paid by the Issuer in such related-party transactions was "not disproportionately high" (*nicht unangemessen hoch*). The auditor's certification is included in the Issuer's annual report.

Thomas Kirch, the son of Leo Kirch (the founder of the Kirch Group), and Georg Kofler, the former chairman of the executive board of KirchPay-TV, have been shareholders of H.O.T. Networks, one of the shareholders of Euvía, a company in which the Group has a 48.4% interest. The Issuer has been informed that Thomas Kirch and Georg Kofler have both agreed to dispose of their entire interests in H.O.T. Networks. See "Business—Television Broadcasting—Euvía." Although the Issuer believes that the terms of its investment in Euvía are consistent with the terms that it would have achieved on an arm's length basis, this transaction has not been reviewed in the Issuer's annual report as a transaction with related parties, as neither Thomas Kirch nor Georg Kofler is deemed a related party for purposes of the reporting requirements under the German Stock Corporation Act.

KirchMedia, KirchPay-TV, and BetaDigital, as well as TaurusHolding, the central holding company of the Kirch Group, are currently all subject to insolvency proceedings in German courts. For a discussion of the risks associated with these insolvency proceedings, see "Risk Factors—Risks Relating to the Kirch Group."

MZM's parent company, Kirch Beteiligungs GmbH & Co. KG, is also subject to insolvency proceedings. The Issuer does not believe that this company's insolvency proceedings will affect its rights and obligations as regards the lease agreements with, and the hereditary building rights received from, MZM.

DESCRIPTION OF CERTAIN INDEBTEDNESS

As of March 31, 2002, the Group's total financial liabilities were €1,038 million, consisting of short-term debt of €436 million and long-term debt of €602 million. In addition, at March 31, 2002, the Group had unused, short-term commitments of €106 million comprising undrawn amounts under its bilateral credit facilities.

Short-Term Debt

The Group's short-term debt at March 31, 2002 consisted principally of €400 million outstanding under its €400 million revolving credit facility. In addition, the Group had loans totalling €34 million outstanding under a number of bilateral credit facilities and also recognized the current portion of a mortgage loan (€2 million) as short-term indebtedness. At the completion of the offering of the Notes, the Issuer expects to have available €30 million in bilateral credit facilities, under which no amounts will be drawn. In addition, on completion of the offering, the Issuer will have bilateral credit facilities under which bank guarantees have been issued for up to approximately €23 million.

The Issuer intends to amend its existing €400 million revolving credit facility (as amended, the "facility") prior to the closing of this offering and to, among other things, increase the amount of this facility to €425 million. The following description of the facility reflects the amendments the Issuer expects to be made with respect to the principal terms of the facility; however, the description does not purport to be complete but constitutes a summary of certain material provisions.

The Facility

The facility is a multi-currency revolving credit facility under which a syndicate of banks provides loans to the Issuer in an aggregate principal amount of up to €425 million (or the equivalent amount in dollars or, in certain cases, other currencies). Advances may be made under the facility for periods of, at the option of the Issuer, two weeks or one, two, three or six months at any time before the final maturity date under the facility, which is December 4, 2004. Interest on drawdowns under the facility is at a floating rate of interest, based on EURIBOR, or in case of currencies other than Euros, LIBOR, plus mandatory costs (if any) and a margin that will depend on the Issuer's credit rating (or that of its unsecured long-term senior debt). At the time of the amendment of the facility, the initial margin will be 2.5%. Interest will be calculated on the basis of the actual number of days elapsed and a year of 360 days.

Change of Control

In the event of certain changes of control of the Issuer, the banks may require the cancellation of the facility and the repayment by the Issuer of any amounts outstanding thereunder within a period of 85 to 130 days thereafter (unless repayment of some or all of the Notes would occur at an earlier date due to a change of control, in which case, repayment of the facility would be required prior to such earlier date), depending on when the agent of the lenders provides the Issuer with a change of control event notice. A change of control as defined in the facility means any change of control as defined in the terms and conditions of the Notes or any event as a result of which anyone other than KirchMedia or TaurusHolding or any rescue company (*Auffanggesellschaft*) (where 25% or more of the issued share capital or voting rights of the rescue company is owned by existing creditor banks of KirchMedia, no other person owns, directly or indirectly, more of the issued share capital or voting rights of such rescue company than existing creditor banks of KirchMedia and no one other than the existing creditor banks of KirchMedia controls the rescue company) is able to control, directly or indirectly, the Issuer.

Representations, Warranties and Covenants

The facility agreement requires the Issuer to make a number of customary representations and warranties at the signing of the amended facility agreement, on each date of giving a drawdown notice and on

each drawdown date. The facility agreement also contains a number of customary covenants that, subject to certain exceptions, restrict the Group's ability to (i) create (or permit to subsist) security over its revenues or assets, (ii) dispose of its assets, (iii) provide guarantees, indemnities or other assurances outside the ordinary course of its business, (iv) incur additional indebtedness, (v) acquire another business, in whole or in part, or (vi) engage in transactions with third parties other than on an arm's-length basis.

The facility agreement also requires the Issuer to maintain certain specified financial ratios, including specified levels of equity, net debt to EBITDA (as defined in the facility) and EBITDA (as defined in the facility) to net interest.

The facility agreement also requires each member of the Group to observe certain other customary undertakings, including undertakings relating to financial reports and statements, compliance with laws, maintenance of insurance coverage, notification of defaults and changes in ownership and maintenance of existing approvals and broadcasting licenses.

Events of Default

The facility agreement also contains a number of customary default clauses, including a cross default in relation to financial indebtedness of the Issuer or any of its material subsidiaries, subject to a threshold of €5 million. The default clauses provide that, if the borrower defaults under the facility or if another specified default occurs and the default is not cured within the appropriate period of time, the lenders may require that any loans outstanding under the facility be repaid in full immediately.

Long-Term Debt

As of March 31, 2002, the Group had long-term debt totalling €602 million. This consisted principally of the Issuer's 2006 Notes and its 2005 Notes. The 2006 Notes contain provisions customary in the Eurobond market, including restrictions on the creation by the Issuer or any of its material subsidiaries of security over assets and a cross default in relation to indebtedness for borrowed money of either the Issuer or any of its material subsidiaries, subject in the case of the cross default to a threshhold of €25 million. In addition, the 2006 Notes require all transactions by the Group with the Kirch Group to be on arm's-length terms. As part of this transaction, the Issuer will cancel upon receipt €61,880,000 principal amount of the 2006 Notes. The 2005 Notes contain provisions customary in the German domestic market, including restrictions on the creation by the Issuer of security over assets as collateral for any capital markets transaction. Besides customary events of default, the 2005 Notes also include a provision that would allow holders of the 2005 Notes to require repayment of those notes prior to their original maturity date in the event that a creditor may require repayment by the Issuer of an amount exceeding DM20,000,000 prior to its due date or where a creditor asserts its rights to property securing an obligation exceeding DM20,000,000. There was also €77 million of debt outstanding as of March 31, 2002 under the amortizing mortgage loan to Sat.1 with final maturity in 2021 (of which approximately €74 million comprised the long-term portion), secured by Sat.1's facilities in Berlin. Except for this loan, the Group's long-term debt is unsecured.

DESCRIPTION OF THE NOTES

The Issuer will issue the Notes under an Indenture to be dated on or prior to July 29, 2002 (the "Indenture") between itself and JPMorgan Chase Bank, as trustee (the "Trustee"). A copy of the form of the Indenture is available upon request to the Issuer.

You will find the definitions of capitalized terms used in this description either in the body of this section or at the end of this section under "—Certain Definitions." For purposes of this description, references to "the Issuer" refer only to ProSieben Sat.1 Media AG and not to its subsidiaries.

Application has been made to list the Notes on the Luxembourg Stock Exchange. The Issuer can provide no assurance that its application will be accepted. If and so long as the Notes are listed on the Luxembourg Stock Exchange, the Issuer will maintain a listing, paying and transfer agent in Luxembourg.

This Description of Notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description is only a summary, you should refer to the Indenture for a complete description of the obligations of the Issuer and your rights. The Indenture will not be qualified under the U.S. Trust Indenture Act of 1939, as amended, and will not include any terms required to be included in a trust indenture so qualified except as such terms are expressly included in the Indenture.

General

The Notes

The Notes:

- are general unsecured, senior obligations of the Issuer;
- are being offered in an aggregate principal amount of €200 million;
- mature on July 31, 2009;
- will be issued in denominations of €1,000 and integral multiples of €1,000;
- will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by registered Notes in definitive form. See "Book-Entry, Delivery, and Form"; and
- rank equally in right of payment to any future senior Indebtedness of the Issuer.

The Issuer may issue additional Notes ("Additional Notes") from time to time after this offering subject to the provisions of the Indenture described below under "—Certain Covenants," including, without limitation, the covenant set forth under "—Certain Covenants—Limitation on Indebtedness." The Notes offered hereby and, if issued, any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The term "Notes" shall, except where otherwise expressly stated, include the Additional Notes.

Interest

Interest on the Notes will compound semi-annually and:

- accrue at the rate of 11.25% per annum;

- accrue from the date of issuance or the most recent interest payment date;

- be payable in cash semi-annually in arrears on January 31 and July 31, commencing on January 31, 2003;

- be payable to the holders of record 15 calendar days immediately preceding the related interest payment dates; and

- be computed on the basis of a 360-day year comprised of twelve 30-day months.

Form of Notes

The Notes will be represented initially by global notes in registered form. Notes initially offered and sold in reliance on Rule 144A under the Securities Act ("Rule 144A") will be represented by one global Note (the "Rule 144A Global Note"), and Notes initially offered and sold in reliance on Regulation S under the Securities Act ("Regulation S") will be represented by a second global Note (the "Regulation S Global Note"). The combined principal amounts of the Rule 144A Global Note and the Regulation S Global Note (together, the "Global Notes") will at all times equal the outstanding principal amount of the Notes represented thereby.

The Global Notes will be deposited with JPMorgan Chase Bank as common depositary (the "Common Depositary") for the Euroclear System ("Euroclear") and for Clearstream. Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by Euroclear and Clearstream. Such beneficial interests in the Notes are referred to as "Book-Entry Interests."

Holders of Book-Entry Interests will be entitled to receive Definitive Notes in registered form ("Definitive Notes") in exchange for their holdings of Book-Entry Interests only in the limited circumstances set forth in "Book Entry, Delivery, and Form—Certificated Notes." Title to the Definitive Notes will pass upon registration of transfer in accordance with the provisions of the Indenture. In no event will Definitive Notes in bearer form be issued.

Payments on the Notes

Principal of, premium, if any, and interest on the Global Notes will be payable, and the Global Notes may be exchanged or transferred, at the corporate trust office or agency of the Trustee, except that, at the option of the Issuer, payment of interest may be made by check mailed to the address of the holders of the Notes as such address appears in the note register. Payment of principal of, premium, if any, and interest on Notes in global form registered in the name of or held by the Common Depositary or its nominee will be made in immediately available funds to the Common Depositary or its nominee, as the case may be, as the registered holder of such Global Note. Upon the issuance of Definitive Notes, and for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, holders of the Notes will be able to receive principal and interest on the Notes at the Luxembourg office of such paying agent, subject to the right of the Issuer to mail payments in accordance with the terms of the Indenture. The Issuer will pay interest on the Notes to Persons who are registered holders at the close of business on the record date immediately preceding the interest payment date for such interest. Such holders must surrender the Notes to a Paying Agent to collect principal payments.

Global Clearance and Settlement Under Book-Entry System

Initial settlement for the Notes will be made in euro.

Book-Entry Interests owned through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Book-Entry Interests will be credited to the

securities custody accounts of Euroclear and Clearstream holders on the Business Day following the settlement date against payment for value on the settlement date.

The Book-Entry Interests will trade through participants of Euroclear or Clearstream and will settle in same-day funds.

Since the purchase determines the place of delivery, it is important to establish at the time of trading of any Book-Entry Interests where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

Paying Agent and Registrar

The Trustee will initially act as Paying Agent and Registrar for the Notes. The Issuer may change the Paying Agent or Registrar for the Notes, and the Issuer may act as Paying Agent or Registrar for the Notes; *provided* that, if Definitive Notes are issued, and for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Issuer will appoint a Person located in Luxembourg and reasonably acceptable to the Trustee, as an additional paying agent for the Notes. In the event that a Paying Agent is replaced, the Issuer will provide notice thereof in accordance with the procedures described under "—Notices."

Transfer and Exchange

A holder of Notes may transfer or exchange Notes in accordance with the Indenture, which shall provide that, upon the issuance of Definitive Notes, and for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, holders of Notes will be able to transfer Definitive Notes in Luxembourg at an office of such transfer agent. The Registrar and the Trustee for the Notes may require a holder of a Note, among other things, to furnish appropriate endorsements and transfer documents, and the Issuer may require such holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered holder of a Note will be treated as the owner of it for all purposes. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

The Notes in global form may be transferred only to a successor of the Common Depositary.

In case of a partial transfer of a Definitive Note, a holder will receive new Notes through the transfer agent.

Book-Entry Interests will be subject to certain restrictions on transfer and certification requirements as described under "Notice to Investors and Transfer Restrictions."

All transfers of Book-Entry Interests between participants in Euroclear or participants in Clearstream will be effected by Euroclear or Clearstream pursuant to customary procedures and subject to the applicable rules and procedures established by Euroclear or Clearstream and their respective participants. See "Book Entry, Delivery, and Form—Book Entry Procedures for the Global Notes."

Subject to certain restrictions on transfer and certification requirements, as described under "Notice to Investors and Transfer Restrictions," a Book-Entry Interest in a Rule 144A Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Regulation S Global Note, and vice versa, by means of an instruction originated through Euroclear or Clearstream, as applicable. Any Book-Entry Interest that is so transferred will, upon transfer, cease to be a Book-Entry Interest in the first-mentioned Global Note and become a Book-Entry Interest in the other Global Note and will thereafter be subject to all transfer

restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Note for as long as it remains such a Book-Entry Interest. In connection with such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the first-mentioned Global Note and a corresponding increase in the principal amount of the other Global Note, as applicable.

Subject to the restrictions on transfer described under "Notice to Investors and Transfer Restrictions," Notes issued as Definitive Notes in registered form may be transferred, in whole or in part, in denominations of €1,000 in principal amount or integral multiples thereof to persons who take delivery thereof in the form of definitive Notes in registered form. In connection with any such transfer, the Indenture will require the transferor, among other things, to furnish appropriate endorsements and transfer documents, to furnish information regarding the account of the transferee Euroclear or Clearstream, to furnish certain certificates and to pay any taxes, duties and governmental charges in connection with such transfer.

Notwithstanding the foregoing, the Issuer is not required to register the transfer of any Definitive Note in registered form:

(1) for a period of 15 calendar days prior to any date fixed for the redemption of the Notes;

(2) for a period of 15 calendar days immediately prior to the date fixed for selection of Notes to be redeemed in part;

(3) for a payment period of 15 calendar days prior to the record date with respect to any interest payment date; or

(4) that the registered holder of Notes has tendered (and not withdrawn) for repurchase in connection with a Change of Control or KirchMedia Event Offer or an Asset Disposition Offer.

Additional Guarantees

The Indenture will provide that the Issuer will not permit any Restricted Subsidiary (regardless of whether such Restricted Subsidiary is designated a Restricted Subsidiary on or subsequent to the date of this Indenture) to Incur Indebtedness pursuant to clause (1) of the second paragraph of "—Limitations on Indebtedness," unless: (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for an Additional Guarantee by such Restricted Subsidiary in favor of the Notes, such Additional Guarantee under the supplemental indenture to be subordinated to such Restricted Subsidiary's obligations with respect to such Indebtedness; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights or reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary of the Issuer as a result of any payment by such Restricted Subsidiary under its Additional Guarantee of the Notes; (iii) such Restricted Subsidiary has taken all reasonably necessary steps in connection with the execution and delivery of the Additional Guarantee to establish the validity of the guarantee; and (iv) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that (A) such Additional Guarantee has been duly executed and authorized and (B) as to the validity of such Additional Guarantee.

In the event a Restricted Subsidiary grants an Additional Guarantee, for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange shall so require, such Stock Exchange will be notified, which notification shall be published in a newspaper having a general circulation in Luxembourg, and a supplemental offering memorandum with respect to such guarantee meeting the requirements of such Stock Exchange will be filed with such Stock Exchange.

Optional Redemption

Except as described below or under "—Optional Tax Redemption," the Notes are not redeemable until July 31, 2006. On and after July 31, 2006, the Issuer may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on July 31 of the years indicated below:

Year	Percentage
2006	105.625%
2007	102.8125%
2008 and thereafter	100.00%

Prior to July 31, 2006, the Issuer may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium and the accrued and unpaid interest, if any, to the date of redemption.

"Applicable Premium" means, with respect to any Note on any redemption date, the excess of:

(1) the present value at such redemption date of (i) the redemption price of such Note at July 31, 2006 (such redemption price (expressed in percentages of principal amount) being set forth in the table above under the first paragraph of this section), plus (ii) all required interest payments due on such Note to and including July 31, 2006 (excluding accrued but unpaid interest) computed upon the redemption date using a discount rate (assuming a 360-day year consisting of 12 30-day periods) equal to the Bund Rate at such redemption date plus 50 basis points; over

(2) the outstanding principal amount of such Note.

"Bund Rate" means (i) the rate borne by direct obligations of the Federal Republic of Germany (*Bunds* or *Bundesanleihen*) having a constant maturity most nearly equal to the period from the redemption date to 2006 and (ii) if there are no such obligations, the rate determined by linear interpolation between the rates borne by the two direct obligations of the Federal Republic of Germany maturing closest to, but straddling such date, in each case, as published in the *Financial Times*.

In addition, at any time prior to July 31, 2005, the Issuer may on any one or more occasions redeem up to 35% of the original principal amount of the Notes with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price of 111.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); *provided* that

(1) at least 65% of the original principal amount of the Notes remains outstanding after each such redemption; and

(2) the redemption occurs within 120 days after the closing of such Public Equity Offering.

Notice of early redemption will be published in accordance with the procedures under "—Notices."

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the

Note is registered at the close of business on such record date, and no additional interest will be payable to beneficial holders whose Notes will be subject to redemption by the Issuer.

In the case of any partial redemption, the Trustee will select the Notes for redemption in compliance with the requirements of the principal securities exchange (currently expected to be the Luxembourg Stock Exchange), if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of €1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued and delivered to the Common Depositary, or in the case of Definitive Notes, issued in the name of the holder thereof upon cancellation of the original Note.

Optional Tax Redemption

The Notes may be redeemed, at the option of the Issuer, in whole but not in part, at any time, upon giving not less than 30 nor more than 60 days' notice (in accordance with the procedures set forth in "—Notices") to each holder of the Notes (which notice will be irrevocable), at a price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, and Additional Amounts (as defined below under "—Payment of Additional Amounts"), if any, which otherwise would be payable, if as a result of (i) any amendment to, or change in, the laws (or any regulations or rulings promulgated thereunder) of the Relevant Taxing Jurisdiction (as defined below under "—Payment of Additional Amounts") or (ii) any amendment to or change in an official interpretation or application regarding such laws, regulations or rulings (a "Change in Tax Law"), the Issuer pays or would be obligated to pay Additional Amounts in respect of any Note pursuant to the terms and conditions thereof which obligation cannot be avoided by the taking of reasonable measure available to it; *provided, however*, that (a) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts were a payment in respect of the Notes then due and payable and (b) at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. The Change in Tax Law must become effective on or after the date of this offering memorandum.

Prior to the giving of any notice of redemption pursuant to this provision, the Issuer will deliver to the Trustee (a) an Officers' Certificate of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and (b) an Opinion of Counsel qualified under the laws of the relevant jurisdiction to the effect that the Issuer has or will become obligated to pay such Additional Amounts as a result of a Change in Tax Law, and that the Issuer cannot avoid such obligation by taking reasonable measures available to it.

Payment of Additional Amounts

All payments made by the Issuer under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively, "Taxes") imposed or levied by or on behalf of (i) the government of the Federal Republic of Germany, (ii) any jurisdiction in which the Issuer is organized or otherwise considered to be resident for tax purposes, (iii) any jurisdiction from or through which payment on the Notes is made or (iv) any political subdivision or taxing authority of any of the foregoing (any of the aforementioned being a "Relevant Taxing Jurisdiction") unless the Issuer is required to withhold or deduct such Taxes by law or by the official interpretation or administration thereof.

If the Issuer is required to withhold or deduct any amount for or on account of such Taxes from any payment made under or with respect to the Notes, the Issuer will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of a Note (including Additional

Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been required to be withheld or deducted; *provided, however*, that the foregoing obligation to pay Additional Amounts does not apply to:

(1) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over the relevant holder, if the relevant holder is an estate, nominee, trust or corporation) and the Relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding of such Note);

(2) any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

(3) any Taxes payable otherwise than by deduction or withholding from payments of principal of, premium, if any, or interest on, such Note;

(4) any Taxes that would not have been so imposed if the holder of the Note had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled (provided that (x) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant holder at that time has been notified (in accordance with the procedures set forth in "—Notices") by the Issuer or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made); or

(5) any Taxes imposed as a result of (i) the presentation of a Note for payment (where presentation is required) in the Federal Republic of Germany if payment could have been made by or through another paying agent in the United States or Europe without such withholding or deduction; (ii) the presentation of a Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period).

No Additional Amounts will be paid with respect to any payment of principal (or premium, if any) or interest on such Note to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such Note. The foregoing provisions shall survive any termination or discharge of the Indenture.

The Issuer will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Issuer will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes and will provide such certified copy to each holder of a Note. The Issuer will attach to each certified copy a certificate stating (x) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (y) the amount of such withholding Taxes paid per €1,000 principal amount of the Notes.

The Indenture will further provide that, if the Issuer conducts business in any jurisdiction (an "Additional Taxing Jurisdiction") other than a Relevant Taxing Jurisdiction and, as a result, is required by the

law of such Additional Taxing Jurisdiction to deduct or withhold any amount on account of taxes imposed by such Additional Taxing Jurisdiction from payments under the Notes which would not have been required to be so deducted or withheld but for such conduct of business in such Additional Taxing Jurisdiction, the Additional Amounts provision described above shall be considered to apply to such holders as if references in such provision to "Taxes" included taxes imposed by way of deduction or withholding by any such Additional Taxing Jurisdiction (or any political subdivision thereof or taxing authority therein).

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if the Issuer will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders of Notes on the payment date. Each such Officers' Certificate shall be relied upon until receipt of a further Officers' Certificate addressing such matters.

The Issuer will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside the Federal Republic of Germany, Luxembourg, the United States or any jurisdiction in which a paying agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

The foregoing obligations will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Issuer is organized or any political subdivision or taxing authority or agency thereof or therein.

Whenever in the Indenture or in this "Description of Notes" there is mentioned, in any context, the payment of principal, premium or interest, if any, or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Mandatory Redemption

The Issuer is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Ranking

The Notes will be general unsecured obligations of the Issuer that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all existing and future liabilities of the Issuer that are not so subordinated.

Change of Control or KirchMedia Event

If a Change of Control or KirchMedia Event occurs the Issuer shall have the obligation to offer to repurchase all or any part (equal to €1,000 or an integral multiple thereof) of each holder's Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control or KirchMedia Event, the Issuer will provide notice (the "Change of Control or KirchMedia Event Offer") in accordance with the procedures described under "—Notices" stating:

(1) that a Change of Control or KirchMedia Event has occurred and that the Issuer is offering to purchase such holder's Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the "Change of Control or KirchMedia Event Payment");

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control or KirchMedia Event Payment Date");

(3) the circumstances and relevant facts regarding the Change of Control or KirchMedia Event; and

(4) the procedures determined by the Issuer, consistent with the Indenture, that a holder must follow to accept the Change of Control or KirchMedia Event Offer.

On the Change of Control or KirchMedia Event Payment Date, the Issuer will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in integral multiples of €1,000) properly tendered under the Change of Control or KirchMedia Event Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control or KirchMedia Event Payment in respect of all Notes or portions of Notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The Paying Agent will promptly either (x) pay to the holder against presentation and surrender (or, in the case of partial payment, endorsement) of the Notes in global form or (y) in the event that the Notes are in the form of Definitive Notes, mail to each holder of Notes so tendered the Change of Control or KirchMedia Event Payment for such Notes, and the Trustee will promptly authenticate and deliver (or cause to be transferred by book entry) to the holder of Notes in global form a new Note or Notes in global form or, in the case of Notes in definitive form, mail to each holder a new Note in definitive form equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each such new Note will be in a principal amount of €1,000 or an integral multiple of €1,000.

If the Change of Control or KirchMedia Event Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control or KirchMedia Event Offer.

The Change of Control or KirchMedia Event provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control or KirchMedia Event, the Indenture does not contain provisions that permit the holders to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuer will not be required to make a Change of Control or KirchMedia Event Offer upon a Change of Control or KirchMedia Event if a third party makes the Change of Control or KirchMedia Event Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture

applicable to a Change of Control or KirchMedia Event Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control or KirchMedia Event Offer.

The Issuer will comply, to the extent applicable, with any applicable securities laws or regulations, including any securities laws of the Federal Republic of Germany and Luxembourg and the rules of the Luxembourg Stock Exchange or any other securities exchange on which the Notes are listed, in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The Issuer's ability to repurchase Notes pursuant to a Change of Control or KirchMedia Event Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control or KirchMedia Event may constitute a change of control under the Revolving Credit Facility. In addition, certain events that may constitute a change of control under the Revolving Credit Facility may not constitute a Change of Control or KirchMedia Event under the Indenture. Future Indebtedness of the Issuer and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or KirchMedia Event or require such Indebtedness to be repurchased upon a Change of Control or KirchMedia Event. Moreover, the obligation under the Indenture to make payments due under a Change of Control or KirchMedia Event Offer could cause a default under such Indebtedness, even if the Change of Control or KirchMedia Event itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer's ability to pay cash to the holders upon a repurchase may be limited by the Issuer's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available to make payments due under the Change of Control or KirchMedia Event Offer, the terms of the Revolving Credit Facility and other Indebtedness may require that amounts due under such facilities be paid prior to any amounts payable pursuant to the Change of Control or KirchMedia Event Offer. If the Issuer does not have sufficient funds to repay the amounts outstanding under the Revolving Credit or KirchMedia Event Facility and any such other Indebtedness as well as amounts due under the Change of Control or KirchMedia Event Offer, the Issuer will be unable to fulfill its repurchase obligations under the Change of Control or KirchMedia Event Offer, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the Revolving Credit Facility.

The Change of Control or KirchMedia Event provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Issuer by increasing the capital required to effectuate such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of the Issuer and its Restricted Subsidiaries taken as a whole to any Person other than a Permitted Holder. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

Certain Covenants

Limitation on Indebtedness

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; *provided, however,* that the Issuer may Incur Indebtedness if on the date thereof:

(1) the Consolidated Coverage Ratio for the Issuer and its Restricted Subsidiaries is at least 4.00 to 1.00 (the "Required Coverage Ratio"); and

(2) no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Issuer or any of its Restricted Subsidiaries Incurred (including by way of Guarantee of the revolving credit obligations of the Issuer or any other Restricted Subsidiary) pursuant to the Revolving Credit Facility (including any refinancing thereof under clause (3) hereof) not in excess of €425 million, *providing, however*, that if such Incurrence is by a Restricted Subsidiary the provisions described under "—Additional Guarantees" are complied with; and any Indebtedness consisting of Additional Guarantees issued pursuant to this clause (1) or other guarantees of other Indebtedness required to be issued under the terms of such other Indebtedness if the Notes are guaranteed;

(2) Indebtedness of the Issuer owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Issuer or any Restricted Subsidiary; *provided, however*, that

(a) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer; and

(b) any sale or other transfer of any such Indebtedness to a Person other than the Issuer or a Restricted Subsidiary of the Issuer

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Subsidiary, as the case may be;

(3) Indebtedness represented by (a) the Notes issued on the Issue Date, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (5), (7), (8), (9) and (11)) outstanding on the Issue Date and Indebtedness in respect of Guarantees issued by banks under bilateral credit facilities in effect on the Issue Date (such amount not exceeding €25 million) and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in clause (1) of this paragraph, this clause (3) or clause (4) of this paragraph or Incurred pursuant to the first paragraph of this covenant;

(4) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Issuer (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Issuer or (b) otherwise in connection with, or in contemplation of, such acquisition); *provided, however*, that at the time such Restricted Subsidiary is acquired by the Issuer, the Issuer would have been able to Incur €1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to such acquisition and the Incurrence of such Indebtedness pursuant to this clause (4); and Indebtedness Incurred in respect of the designation of Kirch Intermedia GmbH and some or all of its subsidiaries as Restricted Subsidiaries after the acquisition of further equity interests in Kirch Intermedia GmbH or any subsidiary thereof (such amount not exceeding €10 million);

(5) Indebtedness under Currency Agreements and Interest Rate Agreements; *provided* that in the case of Currency Agreements, such Currency Agreements are related to business transactions of the Issuer or its Restricted Subsidiaries entered into in the ordinary course of business or in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements are entered into for bona fide hedging purposes of the Issuer or its Restricted Subsidiaries (as determined in good faith by the Management Board or senior management of the Issuer);

(6) Indebtedness of the Issuer or any of its Restricted Subsidiaries represented by Capitalized Lease Obligations, mortgage financings, or purchase money obligations or other Indebtedness with respect to assets other than Capital Stock or other Investments, in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvements of property used in the business of the Issuer or such Restricted Subsidiary, in an aggregate principal amount not to exceed €10 million at any time outstanding;

(7) Indebtedness incurred in respect of workers' compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Issuer or a Restricted Subsidiary in the ordinary course of business;

(8) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Restricted Subsidiary, *provided* that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed, in the case of a disposition, the gross proceeds actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition and, in the case of an acquisition, the fair market value of any business assets or capital stock acquired;

(9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, *provided, however*, that such Indebtedness is extinguished within five Business Days of Incurrence;

(10) Attributable Indebtedness arising from a Sale/Leaseback Transaction involving the real property and/or related moveable assets located in Berlin serving as headquarters of SAT.1 Satelliten Fernsehen GmbH on the Issue Date;

(11) Indebtedness under bilateral borrowing facilities with banks, and refinancings and refundings thereof, in an aggregate amount not to exceed €30 million at any time outstanding;

(12) Attributable Indebtedness arising from Sale/Leaseback Transactions involving programming assets not exceeding €75 million at any one time outstanding; and

(13) in addition to the items referred to in clauses (1) through (12) above, Indebtedness of the Issuer and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (13) and then outstanding, will not exceed €25 million.

The Issuer will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Issuer unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Restricted Subsidiary may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Issuer owed to any Person other than a Restricted Subsidiary.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Issuer, in its sole discretion, will classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and may divide such Indebtedness and classify, or reclassify, it under more than one type of Indebtedness described in such clauses; and

(2) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with German GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock and the reclassification of commitments not treated as Indebtedness on the Issue Date as financial Indebtedness due to a change of accounting principles from German GAAP to IAS or U.S. GAAP will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

In addition, the Issuer will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Issuer as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this "Limitation on Indebtedness" covenant, the Issuer shall be in Default of this covenant).

For purposes of determining compliance with any euro-denominated restriction on the Incurrence of Indebtedness, the euro-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; *provided* that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of Capital Stock of a Restricted Subsidiary except:

    (a) dividends or distributions payable solely in Capital Stock of such Restricted Subsidiary (other than Disqualified Stock); and

    (b) dividends or distributions (including by way of profit and loss transfer arrangements) payable to the Issuer or another Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly-Owned Subsidiary and such dividend or distribution is being paid on Voting Stock other than Preferred Stock, to its other shareholders on a *pro rata* basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Issuer or any direct or indirect parent of the Issuer held by Persons other than the Issuer or a Restricted Subsidiary of the Issuer (other than in exchange for Capital Stock of the Issuer (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment restricted by clauses (1) through (4) shall be referred to herein as a "Restricted Payment"), if at the time the Issuer or such Restricted Subsidiary makes such Restricted Payment:

(a) a Default shall have occurred and be continuing (or would result therefrom); or

(b) the Issuer would not have been able to Incur an additional €1.00 of Indebtedness pursuant to the first paragraph under the "Limitation on Indebtedness" covenant after giving effect, on a pro forma basis, to such Restricted Payment were the Required Coverage Ratio to have been (x) 2.5 to 1.00, if such Indebtedness were to be Incurred on or prior to the second anniversary of the Issue Date, or (y) 3.0 to 1.00, if such Indebtedness were to be Incurred thereafter; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date, plus the amount of any dividend paid or any distribution made on or in respect of the Capital Stock of the Issuer except dividends or distributions payable solely in Capital Stock of the Issuer (other than Disqualified Stock), would exceed the sum of:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from January 1, 2002, to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) the aggregate Net Cash Proceeds received by the Issuer from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Issuer or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by the Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

(iii) the amount by which Indebtedness of the Issuer is reduced on the Issuer's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) subsequent to the Issue Date of any Indebtedness of the Issuer convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Issuer (less the amount of any cash, or other property, distributed by the Issuer upon such conversion or exchange);

(iv) the amount equal to the net reduction in Restricted Investments made by the Issuer or any of its Restricted Subsidiaries in any Person resulting from:

(A) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Issuer or any Restricted Subsidiary of the Issuer; or

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Issuer or any Restricted Subsidiary in such Unrestricted Subsidiary,

which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; *provided, however*, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income; and

(v) €15 million.

The provisions of the preceding paragraph will not prohibit:

(1) any purchase or redemption of Capital Stock or Subordinated Obligations of the Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Issuer (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); *provided, however,* that (a) such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale will be excluded from clause (c)(ii) of the preceding paragraph to the extent that any loans to finance the purchase or redemption remain outstanding;

(2) any purchase or redemption of Subordinated Obligations of the Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Issuer that qualifies as Refinancing Indebtedness; *provided, however,* that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(3) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations following a Change of Control, KirchMedia Event or Asset Disposition to the extent required by the Indenture or other agreement or instrument pursuant to which such Subordinated Obligations were issued, provided that the "—Change of Control or KirchMedia Event" covenant or the "—Limitation on Sales of Assets and Subsidiary Stock" covenant has been complied with; *provided, however,* that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(4) dividends paid within 60 days after the date of declaration if at such date of declaration such dividends would have complied with this provision; *provided, however,* that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(5) repurchases of Capital Stock of the Issuer deemed to occur upon the exercise of share options to the extent Capital Stock represents a portion of the exercise price of such options; *provided, however*, that such repurchases shall be excluded in subsequent calculations of the amount of Restricted Payments;

(6) repurchases of Capital Stock of the Issuer to cover grants of options under employee benefit plans provided that the aggregate purchase price of such Capital Stock, together with the aggregate purchase price of all such other Capital Stock previously repurchased pursuant to this clause (6) and not yet issued pursuant to option grants, shall not exceed €2.5 million; and

(7) dividends on preference shares of the Issuer in an amount not to exceed €2 million in any fiscal year, provided that such dividends will be included in subsequent calculations of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Management Board acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of international standing if such fair market value is estimated to exceed €20 million.

The Indenture also provides that payments of dividends and distributions on the Issuer's Capital Stock may constitute an Event of Default if paid or made in circumstances when the payment, if included within the definition "Restricted Payments" would have been prohibited by this covenant.

Limitation on Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock), whether owned on the date of the Indenture or acquired after that date, securing any Indebtedness, unless contemporaneously with (or prior to) the Incurrence of the Liens effective provision is made to secure the Indebtedness due under the Indenture and the Notes, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on Sale/Leaseback Transactions

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction *unless*:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/Leaseback Transaction at least equal to the fair market value (as evidenced by a resolution of the Management Board of the Issuer) of the property subject to such transaction;

(2) the Issuer or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/Leaseback Transaction pursuant to the covenant described under "—Limitation on Indebtedness;"

(3) the Issuer or such Restricted Subsidiary could have created a Lien on the property subject to such Sale/Leaseback Transaction if such transaction was financed with Indebtedness without securing the Notes by the covenant described under "—Limitation on Liens;" and

(4) the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under "—Limitation on Sale of Assets and Subsidiary Stock" (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction, other than arising from the Indenture and the Notes, on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Issuer or any Restricted Subsidiary;

(2) make any loans or advances to the Issuer or any Restricted Subsidiary; or

(3) transfer any of its property or assets to the Issuer or any Restricted Subsidiary.

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at the date of the Indenture;

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Issuer (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Issuer or in contemplation of the transaction) and outstanding on such date;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement relating to any Indebtedness referred to in clause (i) or (ii) of this paragraph or this clause (iii); *provided, however*, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the Notes than the encumbrances and restrictions contained in such agreements relating to the Indebtedness referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(b) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Issuer or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

(c) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary; or

(d) pursuant to customary general business conditions;

(v) purchase money obligations for property or assets acquired in the ordinary course of business that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property or assets so acquired;

(vi) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition; and

(vii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order.

Limitation on Sales of Assets and Subsidiary Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition *unless*:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Issuer or such Restricted Subsidiary (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) at least 80% of the consideration from such Asset Disposition received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Issuer or such Restricted Subsidiary, as the case may be:

(a) to the extent the Issuer or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Indebtedness (other than Disqualified Stock or Subordinated Obligations) or Indebtedness (other than any Preferred Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Issuer or an Affiliate of the Issuer) within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; *provided, however,* that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Issuer or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or

(b) to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent the Issuer or such Restricted Subsidiary elects, to invest in Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; *provided, however*, that if the Issuer executes a definitive agreement within such period to acquire such assets, such 360-day period shall be extended so long as the definitive agreement remains in effect but not more than six months.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute "Excess Proceeds." On the 361st day (or such later day as provided in clause (3)(b) above) after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds €10 million, the Issuer will be required to make an offer ("Asset Disposition Offer") to all holders of Notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Issuer to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition ("Pari Passu Notes"), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of €1,000. To the extent that the aggregate amount of Notes and

Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Disposition Offer Period"). No later than five Business Days after the termination of the Asset Disposition Offer Period (the "Asset Disposition Purchase Date"), the Issuer will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant (the "Asset Disposition Offer Amount") or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders of the Notes who tender Notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Issuer will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of €1,000. The Issuer will deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Issuer in accordance with the terms of this covenant and, in addition, the Issuer will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Issuer or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Issuer for purchase, and the Issuer will promptly issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from the Issuer will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; *provided* that each such new Note will be in a principal amount of €1,000 or an integral multiple of €1,000. In addition, the Issuer will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by the Issuer to the holder thereof. The Issuer will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

For the purposes of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Issuer or Indebtedness (other than Preferred Stock) of any Restricted Subsidiary of the Issuer and the release of the Issuer or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Issuer will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

(2) securities, notes or other obligations received by the Issuer or any Restricted Subsidiary of the Issuer from the transferee that are promptly converted by the Issuer or such Restricted Subsidiary into cash.

The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, *unless* at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The Issuer will comply, to the extent applicable, with any securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on Affiliate Transactions

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Issuer (an "Affiliate Transaction") *unless*:

(1) the terms of such Affiliate Transaction are no less favorable to the Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction (other than a Specified Affiliate Transaction) involves an aggregate amount in excess of €10 million, the terms of such transaction have been approved by a majority of the members of the Management Board of the Issuer and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above);

(3) in the event such Affiliate Transaction (other than a Specified Affiliate Transaction) involves an aggregate amount in excess of €20 million, the Issuer has received a written opinion from an independent appraisal, accounting or investment banking firm of internationally recognized standing that such Affiliate Transaction is (a) not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arms-length basis from a Person that is not an Affiliate or (b) fair, from a financial point of view, to the Issuer and its Restricted Subsidiaries; and

(4) the Specified Affiliate Transactions shall be set forth in a report by the Management Board of the Issuer prepared no later than 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Issuer and no later than 120 days after the end of each fiscal year of the Issuer, which report shall relate to all Specified Affiliate Transactions in such fiscal period, shall be substantially in the form prescribed by §312 of the German Stock Corporations Act (whether or not such section shall be at the time applicable), shall be audited, in the case of the report with respect to the end of a fiscal year, by the independent auditors of the Issuer, and shall set forth the conclusions of the Management Board with respect to compliance of the Specified Affiliate Transactions with clause (1) of this paragraph.

The preceding paragraph will not apply to:

(1) any Restricted Payment permitted to be made pursuant to the covenant described under "Limitation on Restricted Payments;"

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans and other reasonable fees, compensation, benefits and indemnities paid or entered into by the Issuer or its

Restricted Subsidiaries in the ordinary course of business to or with officers, members of the management board, directors or employees of the Issuer and its Restricted Subsidiaries;

(3) loans or advances to employees in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries and consistent with past practice of the Issuer or such Restricted Subsidiary; *provided* that such loans or advances do not exceed €5 million in the aggregate at any one time outstanding;

(4) any transaction between the Issuer and a Restricted Subsidiary or between Restricted Subsidiaries;

(5) transactions pursuant to agreements in effect on the Issue Date; and

(6) Permitted Investments and Investments permitted under "—Limitation on Restricted Payments."

Limitation on Sale of Capital Stock of Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary of the Issuer to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors' qualifying shares) to any Person except:

(1) to the Issuer or a Restricted Subsidiary;

(2) in compliance with the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock" and immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to be a Restricted Subsidiary;

(3) in compliance with the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock" and, if immediately after giving effect to such issuance or sale such Restricted Subsidiary would cease to be a Subsidiary, and the Issuer or a Restricted Subsidiary retains an Investment in such entity, the Issuer could incur at least an additional €1.00 of Indebtedness pursuant to the first paragraph of the "—Limitation on Indebtedness" covenant were the Required Coverage Ratio to have been (x) 2.5 to 1.00, if such Indebtedness were to be Incurred on or prior to the second anniversary of the Issue Date, or (y) 3.0 to 1.00, if such Indebtedness were to be Incurred thereafter; or

(4) Voting Stock issued as a dividend in compliance with the covenant described under "—Limitation on Restricted Payments."

Notwithstanding the preceding paragraph, the Issuer may sell all the Voting Stock of a Restricted Subsidiary as long as the Issuer complies with the terms of the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock."

Reports

The Issuer will provide to the Trustee and the holders of the Notes and shall make available to potential investors:

(1) within 120 days after the end of the Issuer's fiscal year, information including "Risk Factors," "Selected Financial Data," "Managements' Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Management," "Related-Party Transactions," "Description of Certain Indebtedness," and consolidated audited income statements, balance sheets and cash flow statements and the related notes thereto for the Issuer for the most recent two fiscal years, together with a report thereon by the Issuer's certified independent accountants;

(2) within 60 days after the end of each of the first three fiscal quarters in each fiscal year of the Issuer, unaudited consolidated income statements, balance sheets and cash flow statements of the Issuer for such interim periods, including a financial review of such periods and a discussion of material developments in the business of the Issuer; and

(3) such information as the Issuer is required to make publicly available under the requirements of the German Securities Trading Act (*Wertpapierhandelsgesetz*) and, if not so required, information with respect to any Change of Control that has occurred, any acquisition or disposition by the Issuer of a significant amount of assets (including historical and pro forma financial information with respect to any acquired business representing greater than 20% of the consolidated revenues, EBITDA or assets of the Issuer on a pro forma basis), any change in the independent accountants of the Issuer, and any resignation of a member of the Management Board of the Issuer as a result of a disagreement with the Issuer.

If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries constitute Significant Subsidiaries of the Issuer, then the annual and quarterly information required by the first two paragraphs of this covenant shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries of the Issuer.

In addition, so long as the Notes remain outstanding and during any period during which the Issuer is not subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b), the Issuer shall furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that Stock Exchange will so require, the above information will also be made available in Luxembourg through the offices of the Paying Agent in Luxembourg.

Merger and Consolidation

The Issuer will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, *unless*:

(1) the resulting, surviving or transferee Person (the "Successor Issuer") will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the Federal Republic of Germany, any other member state of the European Union that is a member of the European Union as of the date of the Indenture, or of the United States of America, any State of the United States or the District of Columbia and the Successor Issuer (if not the Issuer) and will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Issuer under the Notes and the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Issuer or any Subsidiary of the Successor Issuer as a result of such transaction as having been Incurred by the Successor Issuer or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Issuer would be able to Incur at least an additional €1.00 of Indebtedness pursuant to the first paragraph of the "—Limitation on Indebtedness" covenant were the Required Coverage Ratio to have been (x) 2.5 to 1.00, if such Indebtedness were to be Incurred on or prior to the second anniversary of the Issue Date, or (y) 3.0 to 1.00, if such Indebtedness were to be Incurred thereafter;

(4) immediately after giving effect to such transaction, the Consolidated Net Worth of the Issuer or the Successor Issuer, as the case may be, is not less than that of the Issuer immediately prior to the transaction;

(5) the Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(6) such transaction would not result in the revocation of any Significant License which is not replaced, substituted, reinstated or reissued to the holder of such Significant License or to the Successor Issuer.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer, which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

The Successor Issuer will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture, but, in the case of a lease of all or substantially all its assets, the Issuer will not be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

Any transaction constituting a KirchMedia Event shall not be subject to the provisions of clauses (2), (3) and (4) of this covenant.

Notwithstanding the preceding clause (3) and clause (4), any Restricted Subsidiary of the Issuer may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer.

Limitation on Guarantees of Issuer Indebtedness

The Issuer will not permit any Restricted Subsidiary to Guarantee any Indebtedness of the Issuer (in either case, other than Indebtedness incurred pursuant to the Revolving Credit Facility or any refinancing thereof), *unless* contemporaneously therewith (or prior thereto) provision is made to Guarantee the Notes on an equal and ratable basis with such Guarantee for so long as such Guarantee remains effective; *provided*, *however*, that any Guarantee by a Restricted Subsidiary of a Subordinated Obligation of the Issuer will be subordinated and junior in right of payment to the contemporaneous Guarantee of the Notes by such Restricted Subsidiary.

Limitation on Lines of Business

The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Broadcasting Business. In addition, the Issuer and any Restricted Subsidiary will not be permitted, directly or indirectly, to transfer to any Unrestricted Subsidiary (i) any of the licenses, permits or authorizations used in the Broadcasting Business of the Issuer or any Restricted Subsidiary or (ii) any material portion of the "property and equipment" (as such term is used in the Issuer's consolidated financial statements) of the Issuer or any Restricted Subsidiary used in the licensed service areas of the Issuer or any Restricted Subsidiary.

Fall-Away of Covenants Upon Achievement of Investment Grade Status

If the Notes have achieved Investment Grade Status and no Event of Default has occurred and is continuing, then the covenants described under "—Limitation on Indebtedness," "—Limitation on Restricted Payments," "—Limitation on Sale/Leaseback Transactions," "—Limitation on Restrictions on Distributions from Restricted Subsidiaries," "—Limitation on Sales of Assets and Subsidiary Stock," "—Limitation on Affiliate Transactions," "—Limitation on Sale of Capital Stock of Restricted Subsidiaries," "—Reports," "—Limitation on Guarantees of Issuer Indebtedness," and "—Limitation on Lines of Business" will be terminated and will not thereafter be applicable to the Issuer and its Restricted Subsidiaries. As a result, upon such event, the Notes will lose the covenant protection initially provided under the Indenture.

Events of Default

Each of the following is an Event of Default:

(1) default in any payment of interest or Additional Amounts, if any, on any Note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Issuer to comply with its obligations under "Certain Covenants—Merger and Consolidation;"

(4) failure by the Issuer to comply for 30 days after notice with any of its obligations under the covenants described under "Change of Control or KirchMedia Event" above or under the covenants described under "Certain Covenants" above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with "Certain Covenants—Merger and Consolidation" which is covered by clause (3));

(5) failure by the Issuer to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries), other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

 (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any applicable grace period ("payment default"); or

 (b) results in the acceleration of such Indebtedness prior to its maturity (the "cross acceleration provision");

 and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates €25 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of the Issuer or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the "bankruptcy provisions");

(8) failure by the Issuer or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of €25 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the "judgment default provision"); and

(9) the declaration or payment by the Issuer of any dividend or the making by the Issuer of any distribution on or in respect of its Capital Stock except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) if such dividend or distribution would not have been permitted under the covenant described under "—Limitation on Restricted Payments" if such dividend or distribution constituted a Restricted Payment (the "dividend breach provision"), unless such covenant has fallen away pursuant to "—Certain Covenants—Fall-Away of Covenants Upon Achievement of Investment Grade Status."

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Issuer, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Issuer and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under "Events of Default" has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Issuer or a Restricted Subsidiary of the Issuer or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes *unless*:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it has become known to the Trustee. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the percentage of principal amount of Notes whose holders must consent to an amendment;

(2) reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under "Optional Redemption," "Change of Control or KirchMedia Event," "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" or any similar provision, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder to receive payment of premium, if any, principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes; or

(7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

Without the consent of any holder, the Issuer and the Trustee may amend the Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Issuer under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes;

(4) add Guarantees with respect to the Notes;

(5) secure the Notes;

(6) add to the covenants of the Issuer for the benefit of the holders or surrender any right or power conferred upon the Issuer; or

(7) make any change that does not adversely affect the rights of any holder.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, the Issuer is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Defeasance

The Issuer at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

The Issuer at any time may terminate its obligations under covenants described under "Certain Covenants" (other than "—Merger and Consolidation"), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the dividend breach provision described under "Events of Default" above and the limitations contained in clause (3) and clause (4) under "Certain Covenants—Merger and Consolidation" above ("covenant defeasance").

The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Issuer exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "Events of Default" above or

because of the failure of the Issuer to comply with clause (3) and clause (4) under "Certain Covenants—Merger and Consolidation" above.

In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the "defeasance trust") with the Trustee euro or euro-denominated Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of

(a) an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. Federal income tax law; and

(b) an Opinion of Counsel in the Federal Republic of Germany (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for income tax purposes of the Federal Republic of Germany as a result of such deposit and defeasance and will be subject to income tax in the Federal Republic of Germany on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Currency Indemnity

The euro (or any of its successor currencies) is the sole currency of account and payment for all sums payable by the Issuer under the Indenture. Any amount received or recovered in a currency other than euro in respect of the Notes (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer, any Subsidiary or otherwise) by the holder in respect of any sum expressed to be due to it from the Issuer will constitute a discharge of the Issuer only to the extent of the euro amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that euro amount is less than the euro amount expressed to be due to the recipient under any Note, the Issuer will indemnify the recipient against any loss sustained by it as a result. In any event the Issuer will indemnify the recipient against the cost of making any such purchase.

For the purposes of this indemnity, it will be sufficient for the holder to certify that it would have suffered a loss had an actual purchase of euro been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of euro on such date had not been practicable, on the first date on which it would have been practicable). These indemnities constitute a separate and independent obligation from the other obligations of the Issuer, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any holder and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

Listing

Application has been made to list the Notes on the Luxembourg Stock Exchange. The legal notice relating to the issue of the Notes and the Articles of Association of the Issuer will be registered prior to listing with the registrar of the District Court in Luxembourg, where such documents are available for inspection and where copies thereof can be obtained under request. In addition, so long as the Notes are listed on the Luxembourg Stock Exchange, an agent for making payments on, and transfers of Notes will be maintained in

Luxembourg. The Issuer has initially designated J.P. Morgan Bank Luxembourg S.A. as its agent for such purposes.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer, as such, shall have any liability for any obligations of the Issuer under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the Commission that such a waiver is against public policy. In addition, such waiver and release may not be effective under the laws of the Federal Republic of Germany.

Consent to Jurisdiction and Service of Process

The Indenture provides that the Issuer irrevocably agrees to accept notice and service of process in any suit, action or proceeding with respect to the Indenture and the Notes, as the case may be, brought in any federal or state court located in the Borough of Manhattan in the City of New York and that the Issuer submit to the jurisdiction thereof.

Concerning the Trustee

JPMorgan Chase Bank, London, is the Trustee under the Indenture and has been appointed by the Issuer as Registrar (in the case of Definitive Notes) and Paying Agent with regard to the Notes.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Notices

Notices regarding the Notes will be (a) sent to a leading newspaper having general circulation in New York (which is expected to be *The Wall Street Journal*) (and, if and so long as Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange shall so require, published in a newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*)) and (b) in the event the Notes are in the form of Definitive Notes, sent, by first-class mail, with a copy to the Trustee, to each holder of the Notes at such holder's address as it appears on the registration books of the registrar. If and so long as such Notes are listed on any other securities exchange, notices will also be given in accordance with any applicable requirements of such securities exchange. If and so long as any Notes are represented by one or more Global Notes and ownership of Book-Entry Interests therein are shown on the records of Euroclear, Clearstream or any successor clearing agency appointed by the Common Depositary at the request of the Issuer, notices will also be delivered to such clearing agency for communication to the owners of such Book-Entry Interests. Notices given by publication will be deemed given on the first date on which any of the required publications is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Certain Definitions

"Additional Assets" means:

(1) any property or assets (other than Indebtedness and Capital Stock) to be used by the Issuer or a Restricted Subsidiary in a Broadcasting Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or a Restricted Subsidiary of the Issuer; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Issuer;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Broadcasting Business.

"Additional Guarantee" means any guarantee entered into by a Restricted Subsidiary in favor of the Notes pursuant to the provisions described under "—Additional Guarantees."

"Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; *provided* that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

"Asset Disposition" means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Issuer or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to another Restricted Subsidiary;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory, programming rights, intellectual property rights and other similar assets and rights in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Issuer and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under "Certain Covenants—Merger and Consolidation;"

(6) an issuance of Capital Stock by a Restricted Subsidiary of the Issuer to the Issuer or to another Restricted Subsidiary;

(7) for purposes of "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, the making of a Permitted Investment or a disposition subject to "Certain Covenants—Limitation on Restricted Payments;"

(8) dispositions of assets in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than €2.5 million;

(9) dispositions in connection with Permitted Liens;

(10) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Issuer and its Restricted Subsidiaries;

(11) foreclosure on assets;

(12) an Asset Swap effected in compliance with clause (1) described under "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock;"

(13) release of claims which have been written down or written off in the books of the Issuer or a Restricted Subsidiary; and

(14) a disposition of an Investment in exchange for another Investment in the same entity which at the time of exchange has an equivalent fair market value.

"Asset Swap" means concurrent purchase and sale or exchange of programming assets between the Issuer or any of its Restricted Subsidiaries and another Person; *provided* that any cash received must be applied in accordance with "Limitation on Sales of Assets and Subsidiary Stock."

"Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

"Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

"Broadcasting Business" means (a) the business of owning or operating a television broadcasting system or service, producing and distributing television programs, conducting a multimedia, merchandising and media-related services business (including a transaction television business) and trading in television programming rights; and (b) any business reasonably related, ancillary or complementary thereto as on the date of the Indenture; *provided,* in each case, that the determination of what shall constitute a Broadcasting Business hereunder shall be made in good faith by the Management Board, and *provided, further*, that any company that has as its sole asset the Capital Stock of one or more Subsidiaries engaged in the Broadcasting Business shall be deemed to be engaged in the Broadcasting Business.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in the State of New York, Frankfurt or a place of payment are authorized or required by law to close.

"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock or partnership interests, but excluding any debt securities convertible into such equity.

"Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease in accordance with German GAAP as in effect on the Issue Date (regardless of whether at the time of determination the Issuer's accounts are prepared in accordance with German GAAP), and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with German GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

"Cash Equivalents" means:

(1) securities issued or directly and fully guaranteed or insured by the United States Government or the Federal Republic of Germany (each a "Qualified Country") or any agency or instrumentality thereof (*provided* that the full faith and credit of the Qualified Country is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any political subdivision of any Qualified Country or any public instrumentality thereof maturing within one year from the date of acquisition thereof (*provided* that the full faith and credit of the Qualified Country is pledged in support thereof) and, at the time of acquisition, having a credit rating of "A" or better from either Standard & Poor's Ratings Services or Moody's Investors Service, Inc.;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender under the Revolving Credit Facility or replacement thereof or any bank the long-term debt of which is rated at the time of acquisition thereof at least "A" or the equivalent thereof by Standard & Poor's Ratings Services, or "A" or the equivalent thereof by Moody's Investors Service, Inc.;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by Standard & Poor's Ratings Services or "P-2" or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by an internationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund which invests solely in instruments of the type specified in clauses (1) through (5) above.

"Change of Control" means:

(1) prior to the consummation of a Public Equity Event, if any time any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than any of the Permitted Holders is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the Issuer;

(2) after the consummation of a Public Equity Event, any event the result of which is that (A) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than any of the Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Issuer and (B) the Permitted Holders do not "beneficially own" (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate a greater percentage of the total voting power of the Voting Stock of the Issuer; or

(3) during any period of two consecutive years following the Issue Date, individuals who at the beginning of such period constituted the Supervisory Board of the Issuer (together with any new members of such

board whose nomination or proposal for election by the shareholders of the Issuer, was approved by action of the members of the Supervisory Board of the Issuer; provided that at such time a majority of the Supervisory Board is constituted of members who were either members of the Supervisory Board at the beginning of such period or whose nomination for election was previously so approved or were designees of the Permitted Holders or were nominated or elected by such Permitted Holders or any of their designees) cease for any reason to constitute a majority of the Supervisory Board of the Issuer then in office; or

(4) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder or the Issuer merges, consolidates or amalgamates with or into any other Person or any other Person merges, consolidates or amalgamates with or into the Issuer, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Issuer is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Issuer outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person immediately after giving effect to such issuance; or

(5) the adoption by the stockholders of the Issuer of a plan or proposal for the liquidation or dissolution of the Issuer.

For purposes of clause (2) above, a person shall be deemed to beneficially own all Voting Stock of the Issuer held by an entity, if the person "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such entity unless Permitted Holders in the aggregate hold a greater percentage, in which case each shareholder shall be attributed a percentage interest in such Voting Stock that is pro rata to such Person's Voting Stock in such entity.

"Clearstream" means Clearstream Banking, *société anonyme*, or its nominee.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Commission" means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Securities Act and the Exchange Act, then the body performing such duties at such time.

"Common Stock" means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person's common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

"Consolidated Coverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, *provided*, *however*, that:

(1) if the Issuer or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and

Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period the Issuer or any Restricted Subsidiary will have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Issuer or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Issuer and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Issuer and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period the Issuer or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Issuer) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit, division or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) will have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Issuer or a Restricted Subsidiary

during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

"Consolidated EBITDA" for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Taxes;

(3) consolidated depreciation expense (excluding depreciation of programming assets);

(4) consolidated amortization of intangibles;

(5) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clause (1) and clauses (3) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Issuer by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

"Consolidated Income Taxes" means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

"Consolidated Interest Expense" means, for any period, the total interest expense of the Issuer and its consolidated Restricted Subsidiaries, whether paid or accrued, net of other interest and similar income and net of the amount of income from loans of fixed financial assets actually received in cash by the Issuer or a Restricted Subsidiary, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest component of any deferred payment obligations;

(2) amortization of debt discount and debt issuance cost;

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

(5) interest actually paid by the Issuer or any such Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person;

(6) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(7) all dividends paid or payable in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Issuer or a Restricted Subsidiary; and

(8) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Issuer) in connection with Indebtedness Incurred by such plan or trust; *provided, however,* that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Issuer or any Restricted Subsidiary.

"Consolidated Leverage Ratio" means with respect to any Person as of any date the ratio of (i) the aggregate principal amount of Indebtedness of such Person and its consolidated subsidiaries (or, in the case of the Issuer, its Restricted Subsidiaries) as of such date, to (ii) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to such date.

"Consolidated Net Income" means, for any period, the consolidated net income (loss) of the Issuer and its consolidated Restricted Subsidiaries determined in accordance with German GAAP; *provided, however*, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (4), (5) and (6) below, the Issuer's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(b) the Issuer's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Issuer or a Restricted Subsidiary;

(2) any net income (loss) of any Person acquired by the Issuer or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Issuer, except that:

(a) subject to the limitations contained in clauses (4), (5) and (6) below, the Issuer's equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed

by such Restricted Subsidiary during such period to the Issuer or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) the Issuer's equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(4) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Issuer or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and treated as such under German GAAP and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person otherwise than in the ordinary course of business and treated as such under German GAAP;

(5) any extraordinary gain or loss; and

(6) the cumulative effect of a change in accounting principles.

"Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Issuer and its Restricted Subsidiaries, determined on a consolidated basis as of the end of the most recent fiscal quarter of the Issuer ending prior to the taking of any action for the purpose of which the determination is being made, as (1) the par or stated value of all outstanding Capital Stock of the Issuer plus (2) paid-in capital or capital surplus relating to such Capital Stock plus (3) any retained earnings or earned surplus less (a) any accumulated deficit and (b) any amounts attributable to Disqualified Stock.

"Credit Rating Event" means a downward adjustment in the debt rating of the Notes as determined by either FitchRatings or Moody's Investors Service, Inc., as a result of which change the Notes have a rating of BB+ or below from FitchRatings or Ba3 or below from Moody's Investors Service, Inc.

"Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Issuer or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock thereof, in whole or in part,

in each case on or prior to the date that is 180 days after the date (a) on which the Notes mature or (b) on which there are no Notes outstanding; *provided* that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; *provided, further*, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified

Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Issuer may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Issuer with the provisions of the Indenture described under the captions "Change of Control or KirchMedia Event" and "—Limitation on Sales of Assets and Subsidiary Stock" and such repurchase or redemption complies with "Certain Covenants—Restricted Payments."

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"German GAAP" means generally accepted accounting principles in the Federal Republic of Germany, as set forth in the *Handelsgesetzbuch* (HGB) as of the date of the Indenture. At any time after the Issue Date, the Issuer may elect to apply for all purposes of the Indenture, in lieu of German GAAP, IAS or U.S. GAAP, and, upon any such election, references herein to German GAAP shall be construed to mean IAS or U.S. GAAP, as the case may be; *provided* that (1) any such election once made shall be irrevocable, (2) all financial statements and reports required to be provided, after such election, pursuant to the Indenture shall be prepared on the basis of IAS or U.S. GAAP, respectively, and (3) from and after such election, all ratios, computations and other determinations based on IAS or U.S. GAAP, respectively, contained in the Indenture shall be computed in conformity with IAS or U.S. GAAP, respectively, with retroactive effect being given thereto assuming that such election had been made on the Issue Date.

"Government Obligations" means direct non-callable and non-redeemable obligations (in each case, with respect to the issuer thereof) of any member state of the European Union that is a member of the European Union as of the date of the Indenture or of the United States of America (including, in each case, any agency or instrumentality thereof), as the case may be, the payment of which is secured by the full faith and credit of the applicable member state or of the United States of America, as the case may be.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); *provided, however,* that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

"IAS" means the accounting standards adopted by the International Accounting Standards Board and its predecessors.

"Incur" means issue, create, assume, Guarantee, incur or otherwise become liable for; *provided, however,* that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers' acceptances, bank guarantees or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and any other amount due in the ordinary course of trading and such reimbursement obligation is satisfied within 30 days after payment of the trade payable or other obligation giving rise to the reimbursement obligation);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; *provided, however,* that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

"Interest Rate Agreement" means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

"Investment" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other

similar instruments issued by, such Person; *provided* that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by the Issuer or a Subsidiary for consideration to the extent such consideration consists of common equity securities of the Issuer.

For purposes of "Certain Covenants—Limitation on Restricted Payments:"

(1) "Investment" will include the portion (proportionate to the Issuer's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Issuer at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; *provided, however,* that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Issuer's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Management Board of the Issuer in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Management Board of the Issuer. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Issuer, the Issuer shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined by the Management Board of the Issuer in good faith) of the Capital Stock of such Subsidiary not sold or disposed of.

"Investment Grade Status" shall occur when the Notes receive any two of the following: a rating of "Baa3" or higher from Moody's Investors Service, Inc., a rating of BBB- from Standard & Poor's Ratings Services and a rating of BBB- from FitchRatings.

"Issue Date" means the date on which the Notes are originally issued.

"KirchMedia" means KirchMedia GmbH & Co. KGaA.

"KirchMedia Event" means the merger or consolidation of the Issuer with or into, or the conveyance, transfer or lease of all or substantially all of its assets to, KirchMedia, any successor (by merger, consolidation or sale of substantially all assets) thereto or any of their respective Affiliates (other than the Issuer and its Subsidiaries), other than any such transaction as a result of which (1) no Credit Rating Event shall have occurred during the period from the first public announcement of such transaction to the date 90 days after the completion of such transaction, (2) the Consolidated Coverage Ratio for the successor company of such transaction, after giving pro forma effect to such transaction, shall not be less than the Consolidated Coverage Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction and (3) the Consolidated Leverage Ratio for the Issuer and its Restricted Subsidiaries shall not have increased as a result of Indebtedness incurred in connection with, or in contemplation of, or as a result of, such transaction.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"Management Board" means the *Vorstand* of the Issuer pursuant to the German Stock Corporation Act and the Issuer's Articles of Incorporation (*Gesellschaftssatzung*).

"Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under German GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with German GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition.

"Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

"Non-Recourse Debt" means Indebtedness:

(1) as to which neither the Issuer nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Issuer or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Issuer or its Restricted Subsidiaries.

"Notes" refers to the notes being offered pursuant to this offering memorandum.

"Officer" means any member of the Management Board, the President, any Vice President, the Vice Chairman, the Chief Financial Officer, the Finance Director, the Treasurer or the Secretary of the Issuer, *provided* such person has been duly authorized by the Issuer with respect to the activity at issue.

"Officers' Certificate" means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Issuer.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

"Pari Passu Indebtedness" means Indebtedness that ranks equally in right of payment to the Notes.

"Permitted Holders" means (a) KirchMedia; TaurusHolding GmbH & Co. KG; the members of the Management Board on the date of the Indenture; the bank lenders to KirchMedia or TaurusHolding GmbH & Co. KG as of the date of the Indenture, but, in the case of the bank lenders, only so long as the beneficial ownership of such banks in the aggregate is more than 50% of the total voting power of the Voting Stock of the Issuer; and a rescue company (*Auffanggesellschaft*) more than 50% of the Voting Stock of which is owned by such bank lenders; and any Related Person thereof; and (b) any purchaser or purchasers of either Capital Stock of the Issuer or Capital Stock of any such Permitted Holder, in either case directly from a Permitted Holder described in (a), above; provided in the case of the purchaser or purchasers referred to in clause (b) hereof, that (1) no Credit Rating Event shall have occurred during the period from the first public announcement of the purchase or proposed purchase of Capital Stock of the Issuer by such purchaser or purchasers to the date 90 days after the completion of such purchase and (2) the Consolidated Coverage Ratio for the Issuer and its Restricted Subsidiaries shall not have decreased as a result of Indebtedness Incurred in connection with, or in contemplation of, or as a result of, the purchase of Capital Stock of the Issuer and (3) the Consolidated Leverage Ratio for the Issuer and its Restricted Subsidiaries shall not have increased as a result of Indebtedness Incurred in connection with, or in contemplation of, or as a result of, the purchase of Capital Stock of the Issuer.

"Permitted Investment" means an Investment by the Issuer or any Restricted Subsidiary in:

(1) a Restricted Subsidiary, the Issuer or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; *provided, however*, that the primary business of such Restricted Subsidiary, if any, is a Broadcasting Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Issuer or a Restricted Subsidiary; *provided, however*, that such Person's primary business is a Broadcasting Business;

(3) cash and Cash Equivalents;

(4) receivables or other current assets owing to the Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; *provided, however*, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Issuer or such Restricted Subsidiary;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock;"

(9) Investments in existence on the Issue Date;

(10) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with "Certain Covenants—Limitation on Indebtedness;"

(11) prepayments in respect of assets to be acquired in the ordinary course of business;

(12) payments to lessors *(Mieterdarlehen)* pursuant to long-term leases of real property by the Issuer and its Restricted Subsidiaries classified as investments for balance sheet purposes in accordance with German GAAP in an amount not to exceed €10 million at any one time;

(13) Investments by the Issuer or any of its Restricted Subsidiaries in joint ventures not exceeding €40 million at any one time outstanding;

(14) Investments by the Issuer or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (14), in an aggregate amount at the time of such Investment not to exceed €10 million outstanding at any one time; and

(15) Guarantees and other assurances issued in accordance with "Certain Covenants—Limitations on Indebtedness."

"Permitted Liens" means, with respect to any Person:

(1) Liens on assets of the Issuer or any Restricted Subsidiary securing Indebtedness and other obligations permitted under clause (1) of the second paragraph set forth under "Limitation on Indebtedness" above and Liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations permitted under such clause;

(2) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or Government Obligations to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith if a reserve or other appropriate provisions, if any, as are required by German GAAP have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith provided appropriate reserves, if any, as are required by German GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases, subleases and licenses of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and leases, subleases and licenses of other assets in the ordinary course of business;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment (or the refinancing of the payment) of all or a part of the purchase price of, or Capitalized Lease Obligations with respect to, assets or property acquired or constructed in the ordinary course of business; *provided* that:

(a) the aggregate principal amount secured by such Liens is otherwise permitted to be Incurred under the Indenture or is not treated as Indebtedness under the Indenture and, in either case, does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of construction or acquisition of such assets or property (or, upon a refinancing, replace Liens created within such period) and do not encumber any other assets or property of the Issuer or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; *provided* that such deposit account is not intended by the Issuer or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from United States Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date;

(14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; *provided, however*, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; *provided further, however,* that any such Lien may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(15) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary; *provided, however*, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; *provided further, however*, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(16) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or a Restricted Subsidiary;

(17) Liens securing the Notes and all other Indebtedness which by its terms must be secured if the Notes are secured;

(18) Liens securing Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured; *provided* that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19) Liens securing money borrowed (or any securities purchased therewith) which is (or are, in the case of securities) set aside at the time of Incurrence of any Indebtedness permitted to be Incurred under the "Limitation on Indebtedness" covenant in order to prefund the payment of interest on such Indebtedness;

(20) Liens arising by operation of law, by agreement to the same effect or on the basis of customary general business conditions in the ordinary course of business;

(21) Liens on programming assets to secure Indebtedness not in excess of €75 million permitted to be Incurred under the "Limitation on Indebtedness" covenant;

(22) Liens on the real property and/or related movable assets located in Berlin serving as headquarters of SAT.1 SatellitenFernsehen GmbH on the Issue Date; and

(23) Liens, not included in any of the foregoing, incurred with respect to obligations which do not exceed €25 million at any time outstanding.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock Issuer, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

"Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

"Public Equity Event" means either:

(1) a Public Equity Offering of Voting Stock of the Issuer; or

(2) the conversion of the non-voting bearer preferred shares, no par value, of the Issuer into Voting Stock of the Issuer.

"Public Equity Offering" means an offering by the Issuer of its common stock, or options, warrants or rights with respect to its common stock (A) for net cash proceeds of at least €275 million and (B) where such

common stock is listed or quoted on a recognized securities exchange or inter-dealer quotation system in any current member state of the European Union or in the United States.

"Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance," "refinances," and "refinanced" shall have a correlative meaning), or is Incurred under any revolving facility entered into to refinance, any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Issuer that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; *provided, however,* that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 180 days later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Related Person" with respect to any Permitted Holder means:

(1) any controlling stockholder, holder of a controlling interest or a majority (or more) owned Subsidiary of such Permitted Holder or, in the case of an individual, any spouse or immediate family member of such Permitted Holder, any trust created for the benefit of such individual or such individual's estate, executor, administrator, committee or beneficiaries; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority (or more) controlling interest in such Permitted Holder of which consist of such Permitted Holder and/or such other Persons referred to in the immediately preceding clause (1).

"Required Coverage Ratio" means (i) for the purposes of the covenant entitled "Limitation on Indebtedness," a Consolidated Coverage Ratio of 4.00 to 1.00; and (ii) for the purposes of the covenants entitled "Limitation on Restricted Payments," "Limitation on Sale of Capital Stock of Restricted Subsidiaries" and "Merger and Consolidation," a Consolidated Coverage Ratio of (x) 2.5 to 1.00, if the relevant Indebtedness were to be Incurred on or prior to the second anniversary of the Issue Date, or (y) 3.0 to 1.00, if such Indebtedness were to be Incurred thereafter.

"Restricted Investment" means any Investment other than a Permitted Investment.

"Restricted Subsidiary" means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

"Revolving Credit Facility" means the Amended and Restated Syndicated Multi-Currency Revolving Credit Facility among the Issuer and the various lenders parties thereto from time to time, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Revolving Credit Facility or any other credit or other agreement or indenture.

"Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or a Restricted Subsidiary leases it from such Person.

"Securities Act" means the United States Securities Act of 1933, as amended.

"Significant License" means a license, authorization, permit or concession required to conduct the Broadcasting Business held by the Issuer or any of its Restricted Subsidiaries.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

"Specified Affiliate Transactions" means transactions with suppliers, distributors, producers and providers (that are Affiliates of the Issuer) of programming rights, programming licenses, other programming assets, program production and program transmission in the ordinary course of business otherwise in compliance with the Indenture, (a) which are fair to the Issuer and its Restricted Subsidiaries in the reasonable judgment of the Management Board or, in the case of a Restricted Subsidiary, the relevant managing director or directors of such Restricted Subsidiary, or are on terms not less favorable than might have been obtained in a comparable transaction at such time on an arms-length basis from a Person who is not an affiliate, and (b) which would not result in a violation of §§311 through 318 (or their successor provisions) of the German Stock Corporations Act applied as if such sections were applicable to the Issuer (whether or not in fact so applicable).

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"Subordinated Obligation" means any Indebtedness of the Issuer (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

"Subsidiary" of any Person means any corporation, association, partnership, joint venture, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Issuer.

"Supervisory Board" means the *Aufsichtsrat* of the Issuer pursuant to the German Stock Corporation Act and the Issuer's Articles of Incorporation (*Gesellschaftssatzung*).

"Unrestricted Subsidiary" means:

(1) any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Management Board of the Issuer in the manner provided below;

(2) any Subsidiary of an Unrestricted Subsidiary; and

(3) Berliner Pool TV Produktiongeselschaft mbH and Merchandising Prag spol. s.r.o.

The Issuer may at any time designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of the Issuer in such Subsidiary complies with "Certain Covenants—Limitation on Restricted Payments;"

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Issuer and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation:

   (a) to subscribe for additional Capital Stock of such Person; or

   (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary with terms substantially less favorable to the Issuer than those that might have been obtained from Persons who are not Affiliates of the Issuer.

Any such designation by the Issuer shall be evidenced to the Trustee by filing with the Trustee an Officers' Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Issuer could incur at least €1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant on a pro forma basis taking into account such designation.

"U.S. GAAP" means generally accepted accounting principles in the United States.

"Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of members of the management board, directors or persons acting in a similar capacity on similar corporate bodies.

"Wholly-Owned Subsidiary" means a Restricted Subsidiary of the Issuer, all of the Capital Stock of which (other than directors' qualifying shares) is owned by the Issuer or another Wholly-Owned Subsidiary.

BOOK ENTRY, DELIVERY, AND FORM

The Global Notes

The Notes will be issued in the form of several registered notes in global form, without interest coupons (the "global notes"), as follows:

- notes sold to qualified institutional buyers under Rule 144A (the "Rule 144A Notes") will be represented by the Rule 144A global notes; and

- notes sold in offshore transactions to non-U.S. persons in reliance on Regulation S (the "Regulation S Notes") will be represented by the Regulation S global notes.

Rule 144A Notes will be represented by one or more global notes in registered form without interest coupons (collectively, "Rule 144A Global Notes") and will be deposited with a common depositary (the "Common Depositary") for Euroclear and Clearstream, or its nominee, and registered in the name of a nominee of the Common Depositary. The Rule 144A Global Notes (and any notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the Indenture and will bear the legend regarding such restrictions set forth under "Transfer Restrictions."

Regulation S Notes will be represented by one or more global notes in registered form without interest coupons (collectively, "Regulation S Global Notes") and will be deposited with the Common Depositary or its nominee and registered in the name of a nominee of the Common Depositary. The Regulation S Global Notes (and any notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the Indenture and will bear the legend regarding such restrictions set forth under "Transfer Restrictions."

Upon the issuance of the Rule 144A Global Notes and the Regulation S Global Notes (collectively, the "Global Notes"), the Common Depositary will credit, on its internal system, the respective principal amounts to the beneficial interests represented by such global notes to the accounts of Euroclear and Clearstream. Euroclear and Clearstream will credit, on their internal systems, the respective principal amounts of the individual beneficial interests in such global notes to the accounts of persons who have accounts with Euroclear and Clearstream, respectively. Such accounts initially will be designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants in Euroclear or Clearstream. Ownership of beneficial interests in Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by Euroclear or Clearstream or their nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

Investors may hold their interests in the Euro Global Notes directly through Euroclear or Clearstream, if they are participants in those systems, or indirectly through organizations that are participants in those systems. All interests in a global note may be subject to the procedures and requirements of Euroclear and Clearstream, Luxembourg.

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Each global note and beneficial interests in each global note will be subject to restrictions on transfer as described under "Transfer Restrictions."

Exchanges Among the Global Notes

The Distribution Compliance Period will begin on the closing date and end 40 days after the closing date.

Beneficial interests in one Global Note may generally be exchanged for interests in another Global Note. Depending on whether the transfer is being made during or after the Distribution Compliance Period, and to which global note the transfer is being made, the Trustee may require the seller to provide certain written certifications in the form provided in the Indenture. For example, transfers from the Rule 144A Global Note to the Regulation S Global Note will generally require certification as to compliance with Regulation S and transfers from the Regulation S Global Note to the Rule 144A Global Note will generally require certification that such transfer is being made to a person whom the transferor reasonably believes is a qualified institutional buyer under Rule 144A in a transaction meeting the requirements of Rule 144A.

A beneficial interest in a global note that is transferred to a person who takes delivery through another global note will, upon transfer, become subject to any transfer restrictions and other procedures applicable to beneficial interests in the other global note.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of Euroclear and Clearstream. The Issuer provides the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither the Issuer nor the Initial Purchaser is responsible for those operations or procedures.

Euroclear and Clearstream have advised the Issuer as follows: Euroclear and Clearstream each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

Euroclear and Clearstream each provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

Account holders in both Euroclear and Clearstream are worldwide financial institutions including underwriters, securities brokers and dealers, trust companies and clearing corporations. Indirect access of both Euroclear and Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

An account holder's overall contractual relations with either Euroclear or Clearstream are governed by the respective rules and operating procedures of Euroclear or Clearstream and any applicable laws. Both Euroclear and Clearstream act under such rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

Although Euroclear and Clearstream currently follow the foregoing procedures to facilitate transfers of interests in global notes among participants of Euroclear and Clearstream, they are under no obligation to do so, and such procedures may be discontinued or modified at any time. Neither the Issuer nor the Trustee will have any responsibility for the performance by Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

So long as the nominee of the Common Depositary is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global note:

- will not be entitled to have notes represented by the global note registered in their names;
- will not receive or be entitled to receive physical, certificated notes; and
- will not be considered the owners or holders of the notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under an Indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of Euroclear or Clearstream to exercise any rights of a holder of notes under the Indenture (and, if the investor is not a participant or an indirect participant in Euroclear or Clearstream, on the procedures of the Euroclear or Clearstream participant through which the investor owns its interest).

Payments of principal, premium (if any), additional amounts (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to the Common Depositary or its nominee as the registered holder of the Global Notes. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by Euroclear or Clearstream, or for maintaining, supervising or reviewing any records of Euroclear or Clearstream relating to those interests.

Payments by participants and indirect participants in Euroclear or Clearstream to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and Euroclear or Clearstream.

Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that Euroclear or Clearstream, as the case may be, identifies as a beneficial owner of the related notes only if:

- Euroclear or Clearstream notifies the Issuer at any time that it is unwilling or unable to continue as a clearing agency for the global notes and a successor clearing agency is not appointed by the Issuer within 90 days;
- the Issuer, at its option, notifies the Trustee that it elects to cause the issuance of certificated notes; or
- certain other events provided in the Indenture should occur.

The laws of some countries and some states in the United States require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because Euroclear and Clearstream can act only on behalf of their respective participants or account holders, as the case may be, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in the relevant clearing system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

PLAN OF DISTRIBUTION

The Issuer and the Initial Purchaser for the Offering named below have entered into a purchase agreement, dated July 24, 2002, with respect to the Notes. The Initial Purchaser has agreed to purchase, and the Issuer has agreed to sell, all of the Notes.

The purchase price for the Notes will be the initial offering price set forth on the cover page of this offering memorandum less an initial purchaser discount. The Initial Purchaser proposes to offer the Notes at the initial offering price. After the Notes are released for sale, the Initial Purchaser may change the offering price and other selling terms.

The Notes have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to or for the account of U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act. The Initial Purchaser has agreed that it will only offer or sell the Notes (1) outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act and (2) in the United States to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act. The terms used above have the meanings given to them by Regulation S and Rule 144A under the U.S. Securities Act.

In connection with the sales outside the United States, the Initial Purchaser has agreed that it will not offer, sell or deliver the Notes to, or for the account or benefit of, U.S. persons (1) as part of the Initial Purchaser's distribution at any time or (2) otherwise until 40 days after the later of the commencement of the Offering or the date the Notes were originally issued. The Initial Purchaser will send to each dealer to whom it sells such Notes during such 40-day period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States by a dealer or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the Offering, an offer or sale of any Notes within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or pursuant to another exemption from registration under the Securities Act.

In connection with the Offering, Deutsche Bank AG London may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Deutsche Bank AG London of a greater number of Notes than it is required to purchase in the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the Offering is in progress.

The Initial Purchaser may also impose a penalty bid. This occurs when a particular initial purchaser repays to the Initial Purchaser a portion of the underwriting discount received by it because the Initial Purchaser or its affiliates have repurchased Notes sold by or for the account of such initial purchaser in stabilizing or short covering transactions.

These activities by Deutsche Bank AG London may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Deutsche Bank AG London at any time. These transactions may be effected in the over-the-counter market or otherwise.

The Initial Purchaser has also agreed that: (1) it has not offered or sold, and prior to the expiry of a period six months after the date of issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public

Offers of Securities Regulations 1995, as amended; (2) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and (3) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.

No action has been taken in any jurisdiction, including the United States and Germany, by the Issuer or the Initial Purchaser that would permit a public offering of the Notes or the possession, circulation or distribution of this offering memorandum or any other material relating to the Issuer or the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and neither this offering memorandum nor any other offering material or advertisements in connection with the Notes may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. This offering memorandum does not constitute an offer to sell or a solicitation of an offer to purchase in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this offering memorandum comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Notes, the distribution of this offering memorandum and resales of the Notes. See "Notice to Investors and Transfer Restrictions."

The Issuer has agreed to indemnify the Initial Purchaser against certain liabilities, including liabilities under the U.S. Securities Act.

The Initial Purchaser and its affiliates have from time to time performed certain investment banking and/or other financial services for the Issuer, the Issuer's affiliates and the Issuer's former affiliates, for which they received customary fees. Deutsche Bank AG has also acted as the joint mandated lead manager on the Issuer's amended revolving credit facility. In addition, the Initial Purchaser and its respective affiliates may in the future provide investment banking or other financial services to the Issuer, the Issuer's subsidiaries or affiliates, for which they will receive customary fees.

NOTICE TO INVESTORS AND TRANSFER RESTRICTIONS

The Issuer has not registered the Notes under the U.S. Securities Act and, therefore, the Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. Accordingly, the Issuer is offering and selling the Notes to the Initial Purchaser for reoffer and resale only:

- to "qualified institutional buyers," commonly referred to as "QIBs," as defined in Rule 144A under the U.S. Securities Act in compliance with Rule 144A under the U.S. Securities Act; and

- in offers and sales that occur outside the United States to foreign purchasers; that is, purchasers who are not U.S. persons.

The term "foreign purchasers" includes dealers or other professional fiduciaries in the United States acting on a discretionary basis for foreign beneficial owners, other than an estate or trust, in offshore transactions meeting the requirements of Rule 903 of Regulation S under the U.S. Securities Act. The Issuer uses the terms "offshore transaction," "U.S. person" and "United States" with the meanings given to them in Regulation S.

If you purchase Notes, you will be deemed to have represented and agreed as follows:

(1) You understand and acknowledge that the Notes have not been registered under the U.S. Securities Act or any other applicable securities laws and that the Notes are being offered for resale in transactions not requiring registration under the U.S. Securities Act or any other securities laws, including sales pursuant to Rule 144A under the U.S. Securities Act, and, unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the U.S. Securities Act and any other applicable securities laws, pursuant to an exemption therefrom, or in a transaction not subject thereto, and in each case in compliance with the conditions for transfer set forth in paragraph (4) below.

(2) You are not the Issuer's "affiliate" (as defined in Rule 144A under the U.S. Securities Act), you are not acting on the Issuer's behalf and you are either:

(a) a QIB and are aware that any sale of these Notes to you will be made in reliance on Rule 144A and such acquisition will be for your own account or for the account of another QIB; or

(b) not a "U.S. person" as defined in Regulation S under the U.S. Securities Act or purchasing for the account or benefit of a U.S. person (other than a distributor) and you are purchasing Notes in an offshore transaction in accordance with Regulation S.

(3) You acknowledge that none of the Issuer, the Initial Purchaser or any person representing the Issuer or the Initial Purchaser has made any representation to you with respect to the Issuer or the offer or sale of any of the Notes, other than the information contained in this offering memorandum, which offering memorandum has been delivered to you and upon which you are relying in making your investment decision with respect to the Notes. You acknowledge that the Initial Purchaser makes no representation or warranty as to the accuracy or completeness of this offering memorandum. You have had access to such financial and other information concerning the Group and the Notes as you deemed necessary in connection with your decision to purchase any of the Notes, including an opportunity to ask questions of, and request information from, the Issuer and the Initial Purchaser.

(4) You are purchasing these Notes for your own account, or for one or more investor accounts for which you are acting as a fiduciary or agent, in each case for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the U.S. Securities Act, subject to any requirement of law that the disposition of your property or the property of such investor account or accounts be at all times within your or their control and subject to your or their ability to resell these Notes pursuant to Rule 144A, Regulation S or any other available exemption from registration available under the U.S. Securities Act. You agree on your own behalf and on behalf of any investor account for which you are purchasing these Notes, and each subsequent holder of these Notes by its acceptance thereof will agree, to offer, sell or otherwise transfer such Notes prior to (x) the date which is two years (or such shorter period of time as permitted by Rule 144(k) under the U.S. Securities Act or any successor provision thereunder) after the later of the date of the original issue of these Notes and the last date on which the Issuer or any of the Issuer's affiliates were the owner of such Notes (or any predecessor thereto) or (y) such later date, if any, as may be required by applicable law (the "Resale Restriction Termination Date") only:

(a) to the Issuer;

(b) pursuant to a registration statement which has been declared effective under the U.S. Securities Act;

(c) for so long as these Notes are eligible for resale pursuant to Rule 144A, to a person you reasonably believe is a QIB that purchases for its own account or for the account of a QIB to whom you give notice that the transfer is being made in reliance on Rule 144A;

(d) pursuant to offers and sales to non-U.S. persons occurring outside the United States within the meaning of Regulation S under the U.S. Securities Act; or

(e) pursuant to any other available exemption from the registration requirements of the U.S. Securities Act, subject in each of the foregoing cases to any requirements of law that the disposition of your property or the property of your investor account or accounts be at all times within your or their control and in compliance with any applicable state securities laws.

The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. You acknowledge that the Issuer, the Paying Agent and the Registrar reserve the right prior to any offer, sale or other transfer of the Note pursuant to clause (d) prior to the end of the 40-day distribution compliance period within the meaning of Regulation S under the U.S. Securities Act or pursuant to clause (e) above prior to the Resale Restriction Terminate Date to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to the Issuer and the Paying Agent.

Each purchaser acknowledges that each note will contain a legend substantially in the following form:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS TWO YEARS (OR SUCH SHORTER PERIOD OF

TIME AS PERMITTED BY RULE 144(k) UNDER THE U.S. SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) OR THE LAST DAY ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WERE THE OWNERS OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A UNDER THE U.S. SECURITIES ACT, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, AND (2) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE ISSUER, THE TRUSTEE AND THE REGISTRAR SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) PRIOR TO THE END OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT OR PURSUANT TO CLAUSE (E) PRIOR TO THE RESALE RESTRICTION TERMINATION DATE TO REQUIRE THAT AN OPINION OF COUNSEL, CERTIFICATIONS AND/OR OTHER INFORMATION SATISFACTORY TO THE ISSUER, THE TRUSTEE AND THE REGISTRAR IS COMPLETED AND DELIVERED BY THE TRANSFEROR. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION" AND "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE U.S. SECURITIES ACT."

If you purchase Notes, you will also be deemed to acknowledge that the foregoing restrictions apply to holders of beneficial interests in these Notes as well as to holders of these Notes.

(5) You acknowledge that the Registrar will not be required to accept for registration of transfer any Notes acquired by you, except upon presentation of evidence satisfactory to the Issuer and the Registrar that the restrictions set forth herein have been complied with.

(6) You acknowledge that:

(a) the Issuer, the Initial Purchaser and others will rely upon the truth and accuracy of your acknowledgments, representations and agreements set forth herein and you agree that, if any of your acknowledgments, representations or agreements herein cease to be accurate and complete, you will notify the Issuer and the Initial Purchaser promptly in writing; and

(b) if you are acquiring any Notes as a fiduciary or agent for one or more investor accounts, you represent with respect to each such account that:

(i) you have sole investment discretion; and

(ii) you have full power to make, and make, the foregoing acknowledgments, representations and agreements.

(7) You agree that you will give to each person to whom you transfer these Notes notice of any restrictions on the transfer of the Notes.

(8) If you are a purchaser in a sale that occurs outside the United States within the meaning of Regulation S under the U.S. Securities Act, you acknowledge that until the expiration of the "distribution compliance period" (as defined below), you shall not make any offer or sale of these Notes to a U.S. person or for the account or benefit of a U.S. person within the meaning of Rule 902 under the U.S. Securities Act. The "distribution compliance period" means the 40-day period following the issue date for the Notes.

(9) The purchaser understands that no action has been taken in any jurisdiction (including the United States) by the Issuer or the Initial Purchaser that would permit a public offering of the Notes or the possession, circulation or distribution of this offering memorandum or any other material relating to the Issuer or the Notes in any jurisdiction where action for the purpose is required. Consequently, any transfer of the Notes will be subject to the selling restrictions set forth hereunder and under "Plan of Distribution."

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

The Issuer is incorporated under the laws of Germany, and none of the Issuer's supervisory board members, directors or executives (or certain other persons named in this offering memorandum) are residents of the United States. Furthermore, a substantial portion of the Group's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or the Issuer or other members of the Group, or to enforce against them judgments of U.S. courts predicated upon the civil liability provisions of U.S. federal or state securities laws.

The Issuer has been advised by its German counsel that there is doubt as to the enforceability in Germany of civil liabilities based on federal or state securities laws of the United States, either in an original action or in an action to enforce a judgment obtained in U.S. federal or state courts. The United States and the Federal Republic of Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Germany. A final judgment by a U.S. federal or state court, however, may be recognized and enforced in Germany in an action before a court of competent jurisdiction in accordance with the proceedings set forth by the German Code of Civil Procedure (*Zivilprozessordnung*). In such an action, a German court generally will not reinvestigate the merits of the original matter decided by a U.S. court, except as noted below. The recognition and enforcement of the U.S. judgment by a German court is conditional upon a number of factors, including the following:

- the judgment being final under U.S. law;
- the U.S. court having had jurisdiction over the original proceeding under German law;
- the defendant having had the chance to defend herself or himself against an unduly or untimely served complaint;
- the judgment of the U.S. court being consistent with the judgment of a German court or a recognized judgment of a foreign court handed down before the judgment of the U.S. court;
- the judgment of the U.S. court being consistent with the procedure of a matter pending before a German court, provided that such matter was pending before a German court before the U.S. court entered its judgment;
- the enforcement of the judgment by the U.S. court being compatible with the substantial foundations of German law, in particular with the civil liberties (*Grundrechte*) guaranteed by virtue of the German Constitution (*Grundgesetz*); and
- generally, the guarantee of reciprocity.

Subject to the foregoing, purchasers of securities may be able to enforce judgments in civil and commercial matters obtained from U.S. federal or state courts in Germany. The Issuer cannot, however, assure you that attempts to enforce judgments in Germany will be successful.

It is doubtful whether a German court would accept jurisdiction and impose civil liability if proceedings were commenced in Germany based solely upon U.S. federal or state securities laws.

In addition, the recognition and enforcement of punitive damages is usually denied by German courts as incompatible with the substantial foundations of German law. Moreover, a German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

Furthermore, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under German law. German civil procedure law differs substantially from U.S. law in a number of additional respects as well.

TAX CONSIDERATIONS

The following summary of certain German and U.S. federal income tax considerations for prospective purchasers of the Notes is based on present law which may be changed, even retroactively. It does not describe all tax considerations that may be relevant to a particular purchaser's decision to purchase Notes. The discussion is a summary only; it is not a substitute for tax advice. **Each prospective purchaser of Notes should consult its own tax advisor about the German federal and state and the U.S. federal, state and local income tax consequences of purchasing, owning and disposing of Notes.**

German Tax Considerations

Taxation of Notes Held by German Tax Residents

Taxation of Interest Income According to sec. 20(1) no. 7 of the German Income Tax Code (*Einkommensteuergesetz*), income from capital claims (*Kapitalforderungen*) like interest is taxable if the repayment of, or compensation for, the right to use the capital is agreed or granted by the debtor under the capital claims. The Issuer believes that the Notes qualify as capital claims within the meaning of this provision, as both a compensation for the right to use the capital and the repayment of the capital invested is agreed.

If the Notes are held as a business asset, interest thereon is subject to the personal or the corporate income tax (plus solidarity surcharge) and the trade tax.

Taxation of Gains from the Disposal and the Redemption of the Notes. The Issuer believes that gains by a private holder of the Notes from a sale or redemption of the Notes, including gains derived by any subsequent holder of the Notes, will be considered to be interest income and subject to personal income tax plus the solidarity surcharge (*Solidaritätszuschlag*) thereon at a rate of 5.5% of the personal income tax liability.

If the Notes form part of the holder's business assets, then the entire gain will be taxable.

Withholding Tax on Interest Payment If the Notes are held in a custodial account that the holder of the Notes maintains with a German credit or financial services institution (including a German permanent establishment of a foreign credit institution), a 30% withholding tax on interest (*Zinsabschlagsteuer*), plus a solidarity surcharge in the amount of 5.5% of this tax, will be levied, resulting in a total of 31.65% of the gross interest payment. The tax withheld will be credited against the investor's final German income tax and solidarity surcharge liability.

If interest is collected over the counter (*Tafelgeschäft*), tax will be withheld at a rate of 35% (plus solidarity surcharge thereon at a rate of 5.5%). The tax withheld will be credited in determining the final German personal or corporate income tax and solidarity surcharge liability of the holder of the Note.

Withholding Tax on Proceeds From a Sale or Redemption of the Notes. If the Notes are held in a custodial account that the holder of the Notes maintains with a German credit or financial services institution (including a German permanent establishment of a foreign credit institution), and have been held in custody with this institution since the acquisition of the Notes, tax will be withheld at a rate of 30%, plus a solidarity surcharge thereon at a rate of 5.5%, of the excess of the proceeds arising from the sale or redemption over the purchase price paid for the Notes. If, however, the holder's custodial arrangements have changed since the acquisition of the Notes, tax will be withheld at an amount equal to 30% of the proceeds arising from the sale or redemption of the Notes.

If the sale or redemption is performed over the counter, the tax deduction will be withheld at a rate of 35%, plus solidarity surcharge thereon at a rate of 5.5%.

Any tax withheld will be credited against the holder's final personal or corporate income tax and solidarity surcharge liability.

Taxation of Notes Held by Non-German Tax Residents

Interest paid to a holder of Notes who is not a German tax resident will not be taxed in Germany and no withholding tax on interest will be imposed, even if the Notes are held in custody with a German credit or financial services institution (including a German permanent establishment of a foreign credit institution), provided that the Notes are not held as a business asset of the holder's German permanent establishment.

If, however, the interest is collected over the counter at a German credit or financial services institution (including a German permanent establishment of a foreign credit institution), tax will be withheld at a rate of 35%, plus a solidarity tax thereon at a rate of 5.5%, of the gross amount of the interest. If the Notes are sold or redeemed over the counter, tax will be withheld at a rate of 35%, plus a solidarity surcharge thereon at a rate of 5.5%, on an amount equal to 30% of the proceeds arising from the sale or redemption of the Notes.

Gift and Inheritance Taxes

No inheritance or gift taxes will be levied under German law on the Notes if, in the case of a bequest, neither the decedent nor the beneficiary are residents of Germany, and, in case of a gift, neither the donor nor the donee are residents of Germany. In both cases, the Notes must not be attributable to a German business for which a permanent establishment is maintained. Exceptions to this rule apply to certain individuals who have expatriated from Germany.

Proposed EU Savings Tax Directive

On December 13, 2001 the Council of the European Union approved a new draft directive regarding the taxation of savings income. It is proposed that each EU Member State under its domestic law requires paying agents (within the meaning of the directive) established within its territory to provide to the competent authority of its EU Member State of establishment details of the payment of interest (within the meaning of the directive) to an individual resident in another EU Member State. The competent authority of the EU Member State of the paying agent shall then communicate this information to the competent authority of the EU Member State of which the recipient is a resident. The proposed directive is to be implemented by the Member States by January 1, 2004. However, for a transitional period of seven years Austria, Belgium and Luxembourg may opt instead to withhold tax from such payment at a rate of 15% for the first three years of the transitional period and 20% for the remainder of the period. It is envisaged that the Council of the European Union will decide on a final text of the directive no later than December 31, 2002. However, since the adoption of the proposal is subject to certain non EU Member States and associated territories and dependencies of EU Member States also agreeing to supply information or imposing a withholding tax it is currently not possible to predict whether, when, or in what form the proposal will ultimately be adopted.

U.S. Federal Income Tax Considerations

The following summary addresses only purchasers in the initial offering that hold the Notes as capital assets and use the U.S. dollar as their functional currency. It does not address the tax treatment of prospective purchasers that will hold the Notes in connection with a German permanent establishment. It also does not address the tax treatment of prospective purchasers subject to special rules, such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, traders in securities that elect mark to market, or persons holding the Notes as part of a hedge, straddle, conversion or other integrated financial or constructive sale transaction.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner that is a (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity organized under the laws of the United States,

(iii) a trust if (1) it is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

Interest

Stated interest paid on the Notes (including any Additional Amounts and German tax withheld) will be included in the income of a U.S. Holder as ordinary income using the holder's regular method of tax accounting. The Notes will also have original issue discount ("OID") in an amount equal to the excess of their redemption price at maturity over their issue price (generally, the first price at which a substantial amount are sold to investors). U.S. Holders must include OID in ordinary income on a constant yield to maturity basis regardless of their method of accounting. A U.S. Holder's adjusted tax basis in the Notes will be increased by undistributed amounts included in income as OID. Stated interest and OID will be treated as income from sources outside the United States. The interest and OID generally will be considered passive income or, for certain holders, financial services income for purposes of computing a U.S. Holder's foreign tax credit limitation.

The German-U.S. income tax treaty provides an exemption to eligible U.S. Holders from German interest withholding tax. U.S. Holders eligible to claim the exemption will not be entitled to a deduction or credit for any German tax withheld from interest payments collected over the counter (as described above). U.S. Holders that are not eligible to claim the exemption under the German-U.S. income tax treaty may be entitled to claim a credit or deduction for any German withholding tax subject to generally applicable limitations.

Foreign Currency Exchange Gain or Loss

An accrual basis U.S. Holder must accrue the U.S. dollar value of interest on the Notes into income using the average euro-U.S. dollar exchange rate for each accrual period (or, if an accrual period spans two taxable years, for the partial period within the taxable year). Upon receipt of an interest payment (or disposition proceeds attributable to previously accrued interest), an accrual basis holder will recognize foreign currency exchange gain or loss measured by the difference between the U.S. dollar amount accrued and the U.S. dollar value of the euro payment received at the spot exchange rate on the date of receipt. A cash basis U.S. Holder must include in income an amount equal to the U.S. dollar value of each euro interest payment at the spot exchange rate on the date of receipt. Both cash and accrual basis holders generally will recognize foreign currency exchange gain or loss on the subsequent conversion of euro into U.S. dollars at a rate different from the spot rate on the date of receipt. Foreign currency exchange gain or loss generally will be U.S. source ordinary income or loss.

An accrual basis U.S. Holder may elect to translate accrued interest into U.S. dollars at the exchange rate on the last day of the accrual period (or, if an accrual period spans two taxable years, at the exchange rate on the last day of the first taxable year for the interest accrued through that date). If accrued interest is actually received within five business days of the last day of the accrual period, an electing U.S. Holder instead may translate the accrued interest at the exchange rate on the date of actual receipt. Any currency translation elections will apply to all debt instruments that the U.S. Holder holds or acquires during or after the first taxable year to which the election applies, and elections cannot be revoked without the consent of the Internal Revenue Service.

Disposition

A U.S. Holder generally will recognize gain or loss on a sale, redemption or other disposition of a Note in an amount equal to the difference between the U.S. dollar value of the amount realized (less any accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income) and the U.S. Holder's adjusted basis in the Note. The U.S. dollar amount realized will be the value of the euro received at the exchange rate on the date of disposition (or on the settlement date, if the Notes are traded on an

established securities exchange and the holder is either a cash basis U.S. Holder or an electing accrual basis U.S. Holder). A U.S. Holder's adjusted basis in a Note generally will be the amount the U.S. Holder paid for the Note, increased by accrued but unpaid interest for prior accrual periods, less any principal payments previously received by the holder. The amount paid for a Note will be the U.S. dollar value of the euro used to purchase it at the exchange rate on the purchase date (or on the settlement date, if the Notes are traded on an established securities exchange and the holder is either a cash basis U.S. Holder or an electing accrual basis U.S. Holder). Gain or loss on disposition of a Note will be U.S. source capital gain or loss except to the extent of any foreign currency exchange gain or loss. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Foreign currency exchange gain or loss will be the difference between the U.S. dollar values of the principal amount of the Note on the date of acquisition and the date of disposition (or on the settlement dates, if the Notes are traded on an established securities exchange and the holder is either a cash basis U.S. Holder or an electing accrual basis U.S. Holder). The foreign currency exchange gain or loss cannot exceed overall gain or loss on the Note. Deductions for capital losses are subject to limitations. Foreign currency exchange gain or loss generally will be ordinary income or loss. All gain or loss generally will arise from U.S. sources.

Additional Notes

The Additional Notes will have a different issue price (generally, the first price at which a substantial amount are sold to investors) and issue date than the Notes unless the Additional Notes are part of the same issue. Additional Notes will be part of the same issue for U.S. federal income tax purposes if they are issued within six months of the original Notes when the yield on the original Notes is no more than 110% of their original yield.

Additional Notes that are part of the same issue as the original Notes may have market discount, market premium or acquisition premium. Additional Notes will have market discount if the holder purchases them at a discount from par at least equal to 0.25 per cent multiplied by the number of complete years remaining to maturity. Additional Notes will have market premium if the holder purchases them for more than par and they will have acquisition premium if the holder purchases them for an amount greater than their adjusted issue price but no more than the amounts payable upon redemption. If a U.S. Holder acquires Additional Notes at a market discount, the holder's deductions for certain interest on debt incurred or continued to purchase or carry the notes may be deferred and partial principal repayments or gain on disposition of the notes will be ordinary income to the extent of accrued market discount. A holder may avoid those consequences by electing to take market discount into income as it accrues. If a U.S. Holder acquires Additional Notes at a market premium or acquisition premium, the holder may elect to reduce the amount of interest and OID recognized on the notes each year by the premium allocable to the year. The elections generally will apply to all market discount bonds acquired and to all market premium bonds held or acquired during or after the year of the election.

Information Reporting and Backup Withholding

Payments of interest and proceeds from the sale, redemption or other disposition of the Notes may be reported to the Internal Revenue Service. Backup withholding tax may apply to such amounts unless the holder (i) is a corporation, (ii) provides an accurate taxpayer identification or (iii) otherwise establishes a basis for exemption. Any amount withheld may be credited against a U.S. Holder's federal income tax liability or refunded to the extent it exceeds the U.S. Holder's liability.

LEGAL MATTERS

The validity of the Notes will be passed upon for the Issuer by Freshfields Bruckhaus Deringer, counsel to the Issuer as to matters of German, United States and New York law. Certain legal matters in connection with the Offering will be passed upon for the Initial Purchaser by Simpson Thacher & Bartlett, London, England, as to matters of United States and New York law.

WHERE YOU CAN FIND OTHER INFORMATION

Each person receiving this offering memorandum and any related amendments or supplements to the offering memorandum acknowledges that:

(1) such person has been afforded an opportunity to request from the Issuer, and to review and has received, all additional information considered by it to be necessary to verify the accuracy and completeness of the information herein;

(2) such person has not relied on the Initial Purchaser or any person affiliated with the Initial Purchaser in connection with its investigation of the accuracy of such information or its investment decision; and

(3) except as provided pursuant to (1) above, no person has been authorized to give any information or to make any representation concerning the Notes offered hereby other than those contained herein and, if given or made, such other information or representation should not be relied upon as having been authorized by the Issuer or the Initial Purchaser.

For so long as any of the Notes remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Issuer will, during any period in which it is not subject to Section 13 or 15(d) under the U.S. Exchange Act, nor exempt from reporting thereunder pursuant to Rule 12g3-2(b), make available to any holder or beneficial holder of a Note, or to any prospective purchaser of a Note designated by such holder or beneficial holder, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the U.S. Securities Act upon the written request of any such holder or beneficial owner.

INDEPENDENT AUDITORS

The financial statements included in this offering memorandum have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent auditors, as stated in their reports appearing herein. The auditors' address is Alfredstrasse 277, 45133 Essen.

LISTING AND GENERAL INFORMATION

Listing

Application has been made to list the Notes on the Luxembourg Stock Exchange in accordance with the rules of that exchange. Prior to the listing, a legal notice relating to the issue of the Notes and the certified organizational documents of the Issuer will be deposited with the Chief Registrar of the District Court in Luxembourg, where such documents may be examined and copies obtained. Notice of any optional redemption, change of control or any change in the rate of interest payable on the Notes will be published in a Luxembourg newspaper of general circulation (which is expected to be the *Luxemburger Wort).*

For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange require, copies of the following documents may be inspected and obtained at the specified office of the listing agent in Luxembourg during normal business hours on any weekday:

- the organizational documents of the Issuer;
- the Issuer's most recent audited financial statements, and any interim quarterly financial statements published by the Issuer;
- the Group's most recent audited consolidated financial statements and any interim quarterly financial statements published by the Group;
- the Purchase Agreement relating to the Notes; and
- the Indenture relating to the Notes (which includes the form of the Notes).

The Issuer will maintain a paying and transfer agent in Luxembourg for as long as any of the Notes are listed on the Luxembourg Stock Exchange. The Issuer reserves the right to vary such appointment and the Issuer will publish notice of such change of appointment in a newspaper having a general circulation in Luxembourg (which is expected to be the *Luxemburger Wort).*

Pursuant to Chapter VI, Article 3, clause A/II/2 of the Rules and Regulations of the Luxembourg Stock Exchange, the Notes are freely transferable except as described in "Notice to Investors and Transfer Restrictions," and, therefore, no transaction involving the Notes made on the Luxembourg Stock Exchange may be cancelled.

As of the date of this offering memorandum, the most recent audited financial statements available for the Issuer and the most recent audited consolidated financial statements available for the Group were as of and for the year ended December 31, 2001.

Clearing Information

The Notes sold pursuant to Regulation S and the Notes sold pursuant to Rule 144A of the Securities Act have been accepted for clearance through the facilities of Clearstream and Euroclear under common codes 015142847 and 015142871, respectively. The international securities identification number for the Notes sold pursuant to Regulation S is XS0151428470 and the international securities identification number for the Notes sold pursuant to Rule 144A is XS0151428710.

Legal Information

The Issuer has issued capital of €194.5 million represented by 97,243,200 fully paid ordinary registered shares of non par value and 97,243,200 fully paid preference shares of non par value.

The creation and issuance of the Notes has been authorized by a resolution of the Issuer's executive board, dated July 24, 2002.

Except as disclosed in this offering memorandum:

- there has been no material adverse change in the Issuer's financial position since December 31, 2001; and
- the Issuer has not been involved in any litigation, administrative proceeding or arbitration relating to claims or amounts which are material in the context of the issue of the Notes, and, so far as the Issuer is aware, no such litigation, administrative proceeding or arbitration is pending or threatened.

The Issuer was incorporated on February 10, 1999, and is registered with the commercial register at the district court of Munich, Germany, under number HRB 124 169.

Section 3 of the Issuer's articles of association set forth the Issuer's corporate object as follows:

The Issuer's corporate object is, subject to necessary media law authorizations, the operation and the broadcasting of television programs; the acquisition, production and sale of movie and television productions; the acquisition and sale of rights of any kind; and the merchandising and multimedia business. The Issuer is empowered to take all actions it deems appropriate to promote the object of the company, in particular, the acquisition, rendering, and marketing of services of all kinds in the area of electronic communication as well as with respect to the operation of cinemas. The Issuer is entitled to establish branches in Germany and abroad, to establish, to acquire, or to participate in other companies, to manage such companies or the participation in such companies, and to conclude enterprise contracts. It may transfer parts of its business to subsidiaries or let affiliated companies run parts of its business. The Issuer may reduce its activities to administrating its own assets.

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INDEX TO FINANCIAL STATEMENTS

Unaudited Financial Statements for ProSiebenSat.1 Media AG for the Three Months ended March 31, 2002 and March 31, 2001 . . . . . F-2

2001 Financial Statements for ProSiebenSat.1 Media AG F-6
- Consolidated Balance Sheet as at Dec. 31, 2001 and 2000 . . . . . F-7
- Consolidated Statement of Income for the Years 2001 and 2000 . . . . . F-8
- Statement of Changes in Consolidated Fixed Assets F-9
- Balance Sheet as at Dec. 31, 2001 and 2000 . . . . . F-10
- Statement of Income for the Years 2001 and 2000 . . . . . F-11
- Statement of Changes in Fixed Assets F-12
- Notes to the Financial Statements F-13

2000 Financial Statements for ProSiebenSat.1 Media AG F-29
- Consolidated Balance Sheet as at Dec. 31, 2000 and 1999 . . . . . F-30
- Consolidated Statement of Income for the Years 2000 and 1999 . . . . . F-31
- Statement of Movements on Fixed Assets F-32
- Balance Sheet as at Dec. 31, 2000 and 1999 . . . . . F-33
- Statement of Income for the Years 2000 and 1999 . . . . . F-34
- Statement of Movements on Fixed Assets F-35
- Notes to the Financial Statements F-36

Consolidated Statement of Income

	Three months ended March 31, 2002	Three months ended March 31, 2001
	(unaudited)	(unaudited)
	(in thousands of €)	
Revenues	489,271	513,709
Increase/decrease in inventories	0	0
Other operating income	15,490	8,191
Total	504,761	521,900
Programming and materials costs	(347,251)	(342,660)
including depreciation of programming assets	(274,249)	(277,067)
Personnel expenses	55,088	58,205
Depreciation and amortization	12,401	14,466
Other operating expenses	67,156	67,346
Net operating profit / loss	22,865	39,223
Capital investment income / expense	(1,088)	(42)
Interest income / expense	(13,135)	(10,607)
Other financial income / expense	(155)	11
Net financial profit / loss	(14,378)	(10,638)
Income from ordinary business activities	8,487	28,585
Extraordinary income / expense	0	0
Net pre-tax profit / loss	8,487	28,585
Income taxes	(3,170)	(12,580)
Other taxes	(55)	(24)
Net income for the period	5,262	15,981
Minority interests	407	372
Consolidated net income for the period	5,669	16,353

Consolidated Balance Sheet

	Three months ended March 31, 2002	Three months ended March 31, 2001
	(unaudited)	(unaudited)
	(in thousands of €)	
ASSETS		
FIXED ASSETS		
INTANGIBLE ASSETS		
Licenses, trademarks and similar rights and values	5,292	6,675
Goodwill	28,669	49,069
Advances paid on intangible assets	1,296	1,373
	35,257	57,117
TANGIBLE ASSETS		
Buildings on property owned by others	106,636	104,751
Technical equipment and machinery	34,713	32,959
Other equipment, office furniture and equipment	19,551	21,507
Advance paid on fixed assets and assets under construction	2,653	4,804
	163,553	164,021
FINANCIAL ASSETS		
Shares in affiliated companies	23	41
Shares in associated companies	68,866	2,310
Participating interest	2,027	8,504
Loans to entities in which the Company holds interests of 20% or more	114,450	1,554
Investment securities	0	0
Other loans	511	370
	185,877	12,779
	384,686	233,918
CURRENT ASSETS		
PROGRAMMING ASSETS	1,259,027	1,255,621
INVENTORIES		
Raw materials and manufacturing supplies	294	322
Work in progress	22	133
Finished products and goods	4,569	1,737
	4,885	2,192
RECEIVABLES AND OTHER CURRENT ASSETS		
Trade accounts receivables	159,965	125,549
Amounts due from Group companies[(1)]	29,597	355
Receivables from entities in which the Company holds interests of 20% or more	10,670	7,394
Other assets	102,856	135,274
	303,088	268,573
SECURITIES	369	27
CASH, DEPOSITS WITH BANKS	15,522	218,281
PREPAID AND DEFERRED ITEMS	18,709	25,585
DEFERRED TAXES	12,874	12,824
TOTAL ASSETS	1,999,161	2,017,021

(1) For purposes of this line item "Group companies" includes the Kirch Group.

Consolidated Balance Sheet (continued)

	Three months ended March 31, 2002	Three months ended March 31, 2001
	(unaudited)	(unaudited)
	(in thousands of €)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
SHAREHOLDERS' EQUITY		
Subscribed capital	194,486	194,486
Capital reserves	322,319	322,319
Revenue reserves	63,322	62
Retained earnings	72,743	132,726
Consolidated net income for the year	5,669	16,353
Minority interests	(4,001)	(1,058)
	654,538	664,888
ACCRUED LIABILITIES		
Accrued taxes	26,051	71,419
Accruals for anticipated losses	3,856	2,423
Accruals for outstanding invoices	44,087	51,150
Other accruals	39,334	70,365
	113,328	195,358
LIABILITIES		
Bonds	527,823	527,823
Liabilities to banks	510,213	438,083
Total financial liabilities	1,038,036	965,906
Deposits received	337	621
Trade accounts payable	101,916	97,791
Liabilities to Group companies[1]	47,632	34,415
Liabilities to entities in which the Company holds interests of more than 20%	1,135	973
Other liabilities	40,418	55,812
	1,229,474	1,155,523
DEFERRED LIABILITIES	1,821	1,252
TOTAL LIABILITIES AND EQUITY	1,999,161	2,017,021

(1) For purposes of this line item "Group companies" includes the Kirch Group.

Group Cash Flow Statement

	Three months ended March 31, 2002	Three months ended March 31, 2001
	(unaudited)	(unaudited)
	(in thousands of €)	
Income for the period before extraordinary items	5,669	16,353
Depreciation and amortization/ Appreciation of fixed assets	12,443	14,507
Amortization of programming assets, including appreciations	267,965	277,067
Change in accruals for anticipated losses on programmed assets	1,262	(195)
Cash flow calculated according to DVFA/SG	287,339	307,732
Gain on disposal of fixed assets	(3)	(25)
Gain on disposal of programming assets	(44)	(3,254)
Loss on disposal of fixed assets	9	72
Loss on disposal of programming assets	849	989
Disposal of programming assets not affecting payments	1,262	195
Changes in other accruals	6,979	40,573
Increase/decreased in inventories, accounts receivable and other assets not associated with investing or financing activities	(19,588)	(53,621)
Increase/decrease in accounts payable and other liabilities not associated with investing or financing activities	(74,898)	(99,900)
Effects of changes in scope of consideration	(888)	1,299
Expenditures for extraordinary items	—	—
Cash flow from operating activities	201,017	194,060
Proceeds from disposal of intangible assets	450	1,192
Proceeds from disposal of tangible assets	(311)	564
Proceeds from disposal of financial assets	1,583	93
Proceeds from disposal of programming assets	2,629	24,087
Expenditures for intangible assets	(1,228)	(1,374)
Expenditures for tangible assets	(3,104)	(7,657)
Expenditures for programming assets	(325,484)	(407,964)
Expenditures for purchase of equity interests	(82)	(1,343)
Cash flow from investing activities	(325,547)	(392,402)
Proceeds from loans taken out and repayments of financial debt (net)	32,992	(10,130)
Proceeds from bond issue	0	400,000
Dividend	0	0
Cash flow from financing activities	32,992	389,870
Change in cash and cash equivalents not affecting payments	(91,538)	191,528
Cash and cash equivalents at beginning of year	107,060	26,753
Cash and cash equivalents at the end of period	15,522	218,281

2001 Financial Statements

Consolidated Balance Sheet of
ProSiebenSat.1 Media AG

	Note	Dec. 31, 2001 EUR	Dec. 31, 2000 EUR
Assets			
A. Fixed assets	(1)		
I. Intangible assets		39,201,026.79	62,839,344.86
II. Tangible assets		167,822,746.19	165,536,112.70
III. Financial assets		187,421,105.20	11,571,683.12
		394,444,878.18	239,947,140.68
B. Current assets			
I. Programming assets	(2)	1,206,203,812.30	1,146,741,044.02
II. Inventories	(3)	3,842,344.08	3,099,912.46
III. Receivables and other current assets	(4)	293,589,100.03	236,120,904.43
IV. Securities		1,100,001.00	26,699.63
V. Cash, deposits with banks		107,060,191.97	26,753,486.96
		1,611,795,449.38	1,412,742,047.50
C. Prepaid and deferred items	(5)	9,315,081.69	7,500,489.81
D. Deferred taxes	(6)	12,490,686.01	8,831,230.39
Total assets		**2,028,046,095.26**	**1,669,020,908.38**
Liabilities and shareholders' equity			
A. Shareholders' equity	(7)		
I. Subscribed capital		194,486,400.00	194,486,400.00
II. Capital reserves		322,318,623.91	322,318,623.91
III. Revenue reserves		63,355,566.20	282,351.95
IV. Retained earnings		4,488,731.05	38,216,717.22
V. Consolidated net income for the year		68,181,987.70	92,618,277.67
VI. Minority interests		(3,073,762.67)	(686,293.01)
		649,757,546.19	647,236,077.74
B. Accrued liabilities	(8)	105,086,766.12	154,980,210.40
C. Liabilities	(9)	1,272,207,254.26	865,498,351.86
D. Deferred liabilities		994,528.69	1,306,268.38
Total liabilities and equity		**2,028,046,095.26**	**1,669,020,908.38**

Consolidated Statement of Income for
ProSiebenSat.1 Media AG

			2001	2000
			EUR	EUR
1.	Revenues	(12)	2,014,786,313.72	2,155,217,587.30
2.	Increase / decrease in inventories		(111,549.53)	44,570.66
3.	Other operating income	(13)	78,238,597.42	66,927,213.16
4.	**Total**		2,092,913,361.61	2,222,189,371.12
5.	Programming and material costs	(14)	(1,399,263,741.92)	(1,380,049,686.56)
6.	Personnel expenses	(15)	(209,041,292.38)	(219,569,459.52)
7.	Depreciation and amortization	(16)	(55,978,996.80)	(63,013,922.06)
8.	Other operating expenses	(17)	(244,360,765.26)	(263,282,020.37)
9.	**Net operating profit / loss**		184,268,565.25	296,274,282.61
10.	Capital investment income / expense	(18)	(857,113.15)	(1,015,274.83)
11.	Interest income / expense	(19)	(50,537,743.13)	(38,559,207.93)
12.	Other financial income / expenses	(20)	(12,116,487.34)	(23,918,442.24)
13.	**Net financial profit / loss**		(63,511,343.62)	(63,492,925.00)
14.	**Income from ordinary business activities**		120,757,221.63	232,781,357.61
15.	Extraordinary income / expense	(21)	(15,138,865.70)	(27,383,747.20)
16.	**Net pre-tax profit / loss**		105,618,355.93	205,397,610.41
17.	Income taxes		(39,075,302.71)	(113,957,514.53)
18.	Other taxes		(956,938.15)	(543,049.86)
19.	Costs relating to transferred profits to silent partnership		—	—
20.	**Net income for the year**		65,586,115.07	90,897,046.02
21.	Minority interests		2,595,872.63	1,721,231.65
22.	**Consolidated net income for the year**		**68,181,987.70**	**92,618,277.67**

Statement of Changes in Consolidated Fixed Assets of ProSiebenSat.1 Media AG

	Acquisition or production costs					Depreciation		Book value	
	Additions as a result of the merger as at Jan. 1, 2001	Additions	Reclassifications	Disposals	Dec. 31, 2001	for the year	accumulated	Dec. 31, 2001	Dec. 31, 2000
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
I. Intangible assets									
1. Licenses, trademarks and patents, as well as licenses to such rights and assets	22,430,880.24	2,958,672.59	284,041.81	5,683,262.57	19,990,332.07	3,871,101.94	15,074,000.03	4,916,332.04	7,629,865.99
2. Goodwill	171,668,395.74	—	—	4,558,098.64	167,110,297.10	21,017,284.04	134,347,275.18	32,763,021.92	53,899,182.95
3. Advances paid on intangible assets	1,310,295.92	777,494.02	(261,348.20)	304,768.91	1,521,672.83	—	—	1,521,672.83	1,310,295.92
Total	195,409,571.90	3,736,166.61	22,693.61	10,546,130.12	188,622,302.00	24,888,385.98	149,421,275.21	39,201,026.79	62,839,344.86
II. Tangible assets									
1. Buildings on property owned by others	154,162,597.97	8,010,827.14	1,523,810.66	759,108.33	162,938,127.44	7,116,690.55	54,547,590.43	108,390,537.01	106,185,758.50
2. Technical equipment and machinery	81,764,582.43	22,579,781.08	435,192.05	4,151,290.59	100,628,264.97	17,087,910.59	63,068,033.27	37,560,231.70	32,228,509.31
3. Other equipment, office furniture and equipment	80,215,527.02	4,324,931.62	(298,040.10)	11,102,016.25	73,140,402.29	6,886,009.68	52,684,601.16	20,455,801.13	24,466,033.23
4. Advances paid on tangible assets and assets under construction	2,655,811.66	752,777.40	(1,683,656.22)	308,756.49	1,416,176.35	—	—	1,416,176.35	2,655,811.66
Total	318,798,519.08	35,668,317.24	(22,693.61)	16,321,171.66	338,122,971.05	31,090,610.82	170,300,224.86	167,822,746.19	165,536,112.70
III. Financial assets									
1. Shares in affiliated companies	132,914.90	23,441.16	—	—	156,356.06	—	114,913.87	41,442.19	18,001.03
2. Shares in associated companies	7,733,988.26	71,084,032.83	—	2,655,990.74	76,162,030.35	837,854.28	6,219,737.98	69,942,292.37	2,352,104.56
3. Participating interests	23,465,383.57	6,230,295.49	—	1,086,411.57	28,609,267.49	11,214,058.89	26,072,882.56	2,536,384.93	8,506,078.36
4. Loans to entities with which the enterprise is linked by virtue of participating of interests	7,023,537.54	114,450,000.00	—	—	121,473,537.54	354,030.58	7,023,534.54	114,450,003.00	354,033.58
5. Other loans	341,465.59	626,892.11	—	67,375.99	900,981.71	449,999.00	449,999.00	450,982.71	341,465.59
Total	38,697,289.86	192,414,661.59	—	3,809,778.30	227,302,173.15	12,855,942.75	39,881,067.95	187,421,105.20	11,571,683.12
Total fixed assets	**552,905,380.84**	**231,819,145.44**	—	**30,677,080.08**	**754,047,446.20**	**68,834,939.55**	**359,602,568.02**	**394,444,878.18**	**239,947,140.68**

Balance Sheet of ProSiebenSat.1 Media AG

		Dec. 31, 2001 EUR	Dec. 31, 2000 EUR
Assets			
A. Fixed assets	(1)		
I. Intangible assets		3,902,226.61	3,840,515.00
II. Tangible assets		39,281,763.35	39,145,279.56
III. Financial assets		764,097,020.27	583,608,324.82
		807,281,010.23	626,594,119.38
B. Current assets			
I. Inventories	(3)	61,149.80	36,365.42
II. Receivables and other current assets	(4)	899,914,400.09	478,315,523.23
III. Securities		1,080,001.00	1.00
IV. Cash, deposits with banks		97,009,805.80	4,594,079.20
		998,065,356.69	482,945,968.85
C. Prepaid and deferred items	(5)	792,483.81	222,480.67
Total assets		**1,806,138,850.73**	**1,109,762,568.90**
Liabilities and shareholders' equity			
A. Shareholders' equity	(7)		
I. Subscribed capital		194,486,400.00	194,486,400.00
II. Capital reserves		322,318,623.91	322,318,623.91
III. Accrued deficit		7,649,872.83	(4,621.50)
IV. Net income for the year		66,150,828.18	127,055,550.33
		653,605,724.92	643,855,952.74
B. Accrued liabilities	(8)	20,842,003.87	33,840,639.08
C. Liabilities	(9)	1,130,966,362.66	431,112,977.08
D. Deferred liabilities		724,759.28	953,000.00
Total liabilities and equity		**1,806,138,850.73**	**1,109,762,568.90**

Statement of Income for ProSiebenSat.1 Media AG

			2001	2000
			EUR	EUR
1.	Other operating income	(13)	72,158,788.09	45,872,137.07
2.	Personnel expenses	(15)	(35,721,589.04)	(25,245,670.83)
3.	Depreciation and amortization	(16)	(6,291,159.89)	(8,017,543.66)
4.	Other operating expenses	(17)	(96,317,013.96)	(63,663,487.69)
5.	**Net operating profit / loss**		(66,170,974.80)	(51,054,565.11)
6.	Capital investment income / expense	(18)	206,069,991.48	320,466,821.44
7.	Interest income / expense	(19)	(14,001,487.83)	(4,471,398.63)
8.	Other financial income / expense	(20)	(11,363,175.85)	(21,788,512.88)
9.	**Net financial profit / loss**		180,705,327.80	294,206,909.93
10.	**Income from ordinary business activities**		114,534,353.00	243,152,344.82
11.	Extraordinary income / expense	(21)	(10,522,692.97)	(16,982,257.92)
12.	**Net pre-tax profit / loss**		104,011,660.03	226,170,086.90
13.	Income taxes		(37,371,791.32)	(99,081,278.12)
14.	Other taxes		(489,040.53)	(33,258.45)
15.	**Net income for the year**		**66,150,828.18**	**127,055,550.33**

Statement of Changes in Fixed Assets of ProSiebenSat.1 Media AG

	Acquisition or production costs					Depreciation		Book value	
	Additions as a result of the merger as at Jan. 1, 2001	Additions	Reclassifications	Disposals	Dec. 31, 2001	for the year	accumulated	Dec. 31, 2001	Dec. 31, 2000
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
I. Intangible assets									
1. Licenses, trademarks and patents, as well as licenses to such rights and assets	10,428,477.37	3,239,530.13	78,400.00	3,122,017.33	10,624,390.17	2,735,864.13	7,652,154.17	2,972,236.00	3,737,615.00
2. Advances paid on intangible assets	102,900.00	905,490.61	(78,400.00)	—	929,990.61	—	—	929,990.61	102,900.00
Total	10,531,377.37	4,145,020.74	—	3,122,017.33	11,554,380.78	2,735,864.13	7,652,154.17	3,902,226.61	3,840,515.00
II. Tangible assets									
1. Buildings on property owned by others	56,737,736.47	2,827,362.43	1,450,406.21	7,295.62	61,008,209.49	2,186,866.64	25,876,154.49	35,132,055.00	33,047,562.00
2. Technical equipment and machinery	1,641,047.85	5,519.85	—	—	1,646,567.70	246,091.85	1,050,839.70	595,728.00	836,300.00
3. Other equipment, office furniture and equipment	9,328,443.45	744,234.14	—	225,444.71	9,847,232.88	1,122,337.27	6,739,140.88	3,108,092.00	3,525,424.00
4. Advances paid on tangible assets and assets under construction	1,735,993.56	160,301.00	(1,450,406.21)	—	445,888.35	—	—	445,888.35	1,735,993.56
Total	69,443,221.33	3,737,417.42	—	232,740.33	72,947,898.42	3,555,295.76	33,666,135.07	39,281,763.35	39,145,279.56
III. Financial assets									
1. Shares in affiliated companies	580,644,797.36	3,000,000.00	—	30,677.51	583,614,119.85	—	3,647,167.67	579,966,952.18	576,000,610.52
2. Shares in associated companies	24,855,358.67	73,254,903.00	—	157,481.54	97,952,780.13	11,089,122.36	28,665,372.92	69,287,407.21	7,178,626.57
3. Loans to entities with which the enterprise is linked by virtue of participating interests	1,733,191.38	114,450,000.00	—	—	116,183,191.38	130,009.48	1,733,189.38	114,450,002.00	130,011.48
4. Other loans	299,076.25	138,488.69	—	44,906.06	392,658.88	—	—	392,658.88	299,076.25
Total	607,532,423.66	190,843,391.69	—	233,065.11	798,142,750.24	11,219,131.84	34,045,729.97	764,097,020.27	583,608,324.82
Total fixed assets	**687,507,022.36**	**198,725,829.85**	**—**	**3,587,822.77**	**882,645,029.44**	**17,510,291.73**	**75,364,019.21**	**807,281,010.23**	**626,594,119.38**

Notes to the Financial Statements

The ProSiebenSat.1 Group and ProSiebenSat.1 Media AG

Except where specifically stated otherwise, the following notes and the explanations they contain pertain to both the consolidated financial statements and the financial statements for ProSiebenSat.1 Media AG.

Basis and methodology

The financial statements for ProSiebenSat.1 Media AG and the ProSiebenSat.1 Group have been prepared in compliance with the requirements of the German Commercial Code and the German Stock Corporation Act. As standard procedure, the annual financial statements for all companies included in the ProSiebenSat.1 consolidated financial statements were prepared under uniform reporting and valuation principles. The fiscal year for the individual financial statements of these consolidated companies ended on December 31, 2001.

For greater clarity, certain items have been combined in the balance sheet and statement of income, while an item-by-item explanation is provided in the notes.

Conversion to the Euro

The consolidated financial statements and the financial statements of ProSiebenSat.1 Media AG are prepared and reported in Euros. The companies of the former ProSieben Group made the transition to the Euro as of January 1, 2000, using the Euro-to-DM conversion rate of 1:1.95583 established by the Council of the European Union under Article 109 I (4) sentence 1 of the EC Treaty. The individual financial statements of the Sat.1 Group were prepared in DM, and have been converted in the consolidated financial statements on the basis of the same Euro-to-DM rate of 1:1.95583. The Sat.1 companies changed over to the Euro as of January 1, 2002.

Scope of consolidation

In addition to ProSiebenSat.1 Media AG, the consolidated financial statements include 33 domestic affiliated companies (last year: 42) and four foreign affiliated companies (last year: four) in which ProSiebenSat.1 Media AG directly or indirectly holds a majority of voting rights, or which are under its unified control. Four subsidiaries (last year: four) were not included in the consolidated statements, as they are not of material significance in providing a fair picture of the ProSiebenSat.1 Group's net worth, financial position and earnings.

The following companies have been removed from the scope of consolidation because they were sold during the year: ddp Nachrichtenagentur GmbH, ddp/vwd Wirtschaftsnachrichten GmbH, SevenOne Interactive GmbH, N24 Geschäftsführungs-GmbH and IT4TV GmbH. The resulting deconsolidation gain was EUR 7.2 million. This change in the scope of consolidation had no material influence overall on the Group's net worth, financial position and earnings.

Nine (last year: eight) associated companies are consolidated according to the equity method. Sport1 GmbH & Co. KG and Sport1 Verwaltungsgesellschaft mbH have been removed from the scope of consolidation, and are no longer treated according to the equity method for the year under review. Here again there was a deconsolidation gain, amounting to EUR 2.1 million. EUVÍA Media AG & Co. KG and Kirch Intermedia GmbH are reported according to the equity method for the first time this year.

Affiliated companies are listed on pages 93 and 94, along with the specific percentage of their capital held by the ProSiebenSat.1 Group. Furthermore, a list of shareholdings of the ProSiebenSat.1 Group and of

ProSiebenSat.1 Media AG, stating the details required by law, has been filed with the Companies Registration Office of Munich district court, under registration number HRB 124169.

Consolidation policies

Capital is consolidated by the book value method, in which acquisition costs for a subsidiary are offset against a pro-rated share of that subsidiary's equity as of the date of its acquisition or initial consolidation. Any difference between current market value and book value is allocated to the subsidiary's assets or liabilities. If the difference represents goodwill, this goodwill is capitalized as an intangible asset and amortized at 25 percent per year, or over the investment's useful life expectancy.

In the past fiscal year, amortization of EUR 21.0 million was taken on goodwill to EUR 53.9 million.

Where stakes held in Group companies have already been amortized in the financial statements for individual companies, these amounts are recaptured in the consolidated financial statements.

Interests held in companies over whose business policies the Group has a controlling influence (associated companies) are valued at equity by the book method in the consolidated financial statement, unless they are not of material significance for the Group. Equity interests held in associated companies are reported at a figure equivalent to the proportion of equity held in each such company. The first consolidation of Kirch Intermedia GmbH, as of January 1, 2001, yielded goodwill of EUR 2,680,473.00. Goodwill is amortized according to the same principles as are used for capital consolidation.

Receivables, accruals, liabilities, expenses and income between consolidated companies, as well as gains or losses incorporated into current assets and fixed assets, have been eliminated wherever such amounts were of material significance. Where individual companies' financial statements applied adjustments or amortization on intra-Group receivables, such changes have been eliminated.

Valuation and auditing of annual financial statements included in scope of consolidation

The financial statements of consolidated affiliated companies were prepared uniformly according to the reporting and valuation principles adopted by ProSiebenSat.1 Media AG. Where local law requires foreign companies to apply other reporting or valuation principles, appropriate adjustments have been made in the consolidated financial statements. Conservative principles have been applied in the valuation of asset and liability items.

Without exception, all domestic financial statements included in the consolidated financial statements have been audited by the Group's independent auditor, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen. The annual financial statements of SevenOne Media [Schweiz] AG were audited by KPMG Fides Peat, Zurich, Switzerland; those of SevenOne Media Austria GmbH were audited by KPMG AlpenTreuhand Gesellschaft mbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, Austria; those of ArtMerchandising & Media, Inc., New York, USA, and ArtMedia Group, Inc., New York, USA, were audited by KPMG Deutsche Treuhand-Gesellschaft German Practice, New York, USA. The annual financial statements prepared under German commercial law for all consolidated companies have received unqualified auditor's opinions.

Foreign currency conversion

The financial statements for SevenOne Media [Schweiz] AG, ArtMerchandising & Media, Inc., New York, USA, and ArtMedia Group, Inc., New York, USA, are in foreign currency and were converted using a modified current date method. By this method, equity is converted at historical rates of exchange, while other

asset and liability items are converted at the year-end exchange rate. Any resulting currency translation differences are added to or charged against revenue reserves, with no net effect on profit or loss. SevenOne Media Austria GmbH, Austria, made the change to the Euro as of January 1, 2000.

In the statement of income, expenses and income are converted at the average rate for the year, while appropriated net income is converted at the year-end exchange rate. Any difference is reflected in Other operating expenses or Other operating income.

Receivables in foreign currency are converted at the buying rate on the booking date or the year-end rate, if the latter is lower. Liabilities in foreign currency are converted at the selling rate on the booking date or the selling rate at year's end, if the latter is higher.

Notes to the Balance Sheet and Statement of Income

(1) Fixed assets

Details of changes in fixed assets of both the Group and ProSiebenSat.1 Media AG are given in the statements of changes in consolidated fixed assets on pages 72 and 73, 76 and 77.

Acquired intangible assets are capitalized at the acquisition cost less scheduled amortization and, where applicable, unscheduled amortization. The intangible assets comprise software, intellectual property rights and advance payments made on intangible assets. Additionally, goodwill is capitalized in the consolidated financial statements. The goodwill in question here is primarily an amount of EUR 122.4 million resulting from the first-time consolidation of Kabel 1 K1 Fernsehen GmbH in fiscal 1995. Purchased software is amortized over three years. Licenses and other intellectual property rights are amortized over ten years or over the term of any license agreement that applies. Goodwill is amortized 25 percent each year. The goodwill resulting from the first-time consolidation of Kabel 1 K1 Fernsehen GmbH in fiscal 1995 is amortized over a term of nine years and two months, using the straight-line method. This amortization was first applied in the year of capitalization. The amortization period is based on the term of the broadcasting license of Kabel 1 K1 Fernsehen GmbH, which runs until February 29, 2004. In the year under review, unscheduled amortization of intangible fixed assets amounted to EUR 1,704,677.47.

Tangible fixed assets are valued at the acquisition or production cost less scheduled depreciation based on wear and tear and, if necessary, unscheduled depreciation. The full amount of depreciation for the year is taken on movable assets added in the first half of the year; one-half of the year's amount is taken for those assets added in the second half. Buildings on land not owned by the Group, as well as fixtures and renovations, are depreciated over their normal useful life or, if shorter, the term of the lease. Studio equipment are depreciated over five years, and hardware over three years. In deviation from the above approach, until fiscal 2000 studio facilities for companies of the Sat.1 Group were depreciated using the declining-balance method over a five-year term. This approach was used only through fiscal 2000; as of fiscal 2001, straight-line depreciation has been applied uniformly throughout the Group. Office furniture and equipment is depreciated over a term of three to 20 years, depending on the item in question. Minor-value assets are fully depreciated in the year of their acquisition and are reported as disposals.

Unscheduled depreciation of tangible fixed assets is taken if a permanent impairment of value can be expected. In the year under review, unscheduled depreciation of tangible assets amounted to EUR 169,081.70.

Interests in Group companies and other equity interests are reported at their acquisition cost or the lower applicable value. Normally, acquisition costs are offset against the proportional equity held in the company as of the date of its initial consolidation. Interests in the following Group companies are included in the consolidated balance sheet: Berliner Pool TV Produktionsgesellschaft mbH, VG Satellit Gesellschaft zur

Verwertung der Leistungsschutzrechte von Sendeunternehmen mbH, PM&S Software GmbH, Minsk, Belarus and Merchandising Prag spol. s.r.o., Prague, Czech Republic.

Other financial assets are valued at acquisition cost or the applicable lower value as of the year's end.

(2) Programming assets

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2000
	EUR	EUR	EUR	EUR
Licenses	841,413,150.77	793,536,801.66	—	—
Commissioned productions	364,790,661.53	353,204,242.36	—	—
Total	1,206,203,812.30	1,146,741,044.02	—	—

Programming assets comprise feature films, series and commissioned productions, as well as advance payments made. Feature films and series are capitalized as of the beginning of the license term; commissioned productions are capitalized as showable programming assets as of their completion, which is deemed to coincide with the date of acceptance. Depreciation of licenses and of commissioned productions intended for multiple showings begins with the first broadcast. Commissioned productions intended for only one showing are fully depreciated as of their broadcasting. Unscheduled depreciation is taken for feature films, series and commissioned productions if, because of more intense competition or changing audience tastes, they are deemed unsuitable for showing in economically relevant time slots for the foreseeable future, or if they were canceled prematurely after their first showings because of inadequate audience reach, or if production was commissioned but not pursued.

During the year under review, unscheduled depreciation of programming assets amounted to EUR 88,453,072.86 (previous year: EUR 99,061,955.85) for the Group. These amounts are offset against appreciation in the individual financial statements of EUR 6,022,360.22 (previous year: EUR 11,398,388.61) on the Group's programming assets.

(3) Inventories

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2000
	EUR	EUR	EUR	EUR
Raw materials and manufacturing supplies	349,347.10	291,316.78	61,149.80	36,365.42
Work in process	21,460.63	133,010.16	—	—
Finished products and goods for resale	3,471,536.35	2,675,585.52	—	—
Total	3,842,344.08	3,099,912.46	61,149.80	36,365.42

Inventories are valued at the acquisition cost or at the minimum production cost specified by law.

(4) Receivables and other current assets

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2000
	EUR	EUR	EUR	EUR
Trade accounts receivable	153,251,585.67	128,381,113.86	179,413.67	52,849.05
(amounts due after more than one year)	(2,027,243.85)	—	—	—
Amounts due from Group companies	28,827,607.65	1,502,544.09	825,146,616.86	382,509,607.81
(amounts due after more than one year)	—	—	—	—
Receivables from entities in which the company holds interests of 20% or more	11,367,902.76	9,697,169.98	367.72	38,155.08
(amounts due after more than one year)	—	—	—	—
Other assets	100,142,003.95	96,540,076.50	74,588,001.84	95,714,911.29
(amounts due after more than one year)	—	—	—	—
Total	**293,589,100.03**	**236,120,904.43**	**899,914,400.09**	**478,315,523.23**
(amounts due after more than one year)	(2,027,243.85)	—	—	—

In the valuation of receivables and other current assets, adequate allowances have been made to cover known risks through individual valuation adjustments and general provisions for doubtful debts.

Receivables from affiliated companies shown in the financial statements of ProSiebenSat.1 Media AG are due primarily from SAT.1 SatellitenFernsehen GmbH, Kabel 1 K1 Fernsehen GmbH, SZM Studios Film-, TV- und MultimediaProduktions GmbH and N24 Gesellschaft für Nachrichten und Zeitgeschehen mbH. Receivables from affiliated companies additionally include advance payments made to KirchMedia GmbH & Co. Kommanditgesellschaft auf Aktien.

By contrast, receivables from affiliated companies of the ProSiebenSat.1 Group largely comprised receivables from Kirch Intermedia GmbH, ddp Nachrichtenagentur GmbH and Kirch Intermedia Betriebs GmbH.

The other current assets mainly comprise tax credits deriving from the already established partial results of a tax audit for the years 1993 to 1996, together with corporate income tax credits and tax credits relating to income from equity interests for fiscal 2000.

Receivables from entities with which the company is linked through equity interests of 20 percent or more relate primarily to SAT.1 Schweiz AG and IP Multimedia (Schweiz) AG.

(5) Prepaid expenses and deferred charges

The prepaid and deferred items primarily comprise satellite rental charges, royalties, the discount for the company's bond issue, paid rent and insurance expenses, all of which will not be expensed until fiscal 2002. The discount for the bond issue amounts to EUR 643,877.32.

For ProSiebenSat.1 Media AG, this figure pertains almost exclusively to the bond discount of EUR 643,877,32.

(6) Deferred taxes

As a consequence of consolidation measures affecting net income, deferred taxes have been capitalized. They are calculated on the basis of projected average income tax charges for the Group. Tax accruals and

deferrals are created only if the difference is expected to reverse out in later years. Deferred tax liabilities are offset against this item.

(7) Shareholders' equity

Statement of changes in shareholders' equity of the ProSiebenSat.1 Group

	Subscribed capital	Capital reserves	Revenue reserve	Consolidated net income	Minority interest	Total
	EUR	EUR	EUR	EUR	EUR	EUR
December 31, 2000	194,486,400.00	322,318,623.91	282,351.95	130,834,994.89	(686,293.01)	647,236,077.74
Allocation to revenue reserves	—	—	63,000,000.00	(63,000,000.00)	—	—
Dividend paid for 2001	—	—	—	(56,401,056.00)	—	(56,401,056.00)
Consolidated profit for 2001	—	—	—	68,181,987.70	(2,595,872.63)	65,586,115.07
Changes in scope of consolidation	—	—	—	(6,973,396.02)	208,402.97	(6,764,993.05)
Other changes	—	—	73,214.25	28,188.18	—	101,402.43
December 31, 2001	**194,486,400.00**	**322,318,623.91**	**63,355,566.20**	**72,670,718.75**	**(3,073,762.67)**	**649,757,546.19**

At year's end, the subscribed capital of ProSiebenSat.1 Media AG amounted to EUR 194,486,400.00. This capital is divided into 97,243,200 registered common shares with no par value, and 97,243,200 non-voting bearer preferred shares with no par value, each representing a pro-rated per-share capital stock contribution of EUR 1.00.

Capital reserves amount to EUR 322,318,623.91. Group revenue reserves for ProSiebenSat.1 Media AG amount to EUR 63,355,566.20 and consist entirely of Other revenue reserves. For the previous fiscal year, by a resolution of the annual meeting on May 31, 2001, EUR 63,000,000.00 was allocated to the Other revenue reserves.

The year-2001 net income for ProSiebenSat.1 Media AG amounted to EUR 73,800,701.01, of which EUR 20,000,000.00 is to be allocated to revenue reserves.

At the annual general meeting, the Executive Board and Supervisory Board will propose a dividend of EUR 0.16 per no-par preferred share and EUR 0.14 per no-par common share, equivalent to EUR 29,172,960.00, to be paid out of the 2001 net earnings remaining after the allocation of EUR 20,000,000.00 to revenue reserves. EUR 24,627,741.01 will be carried forward to the new accounting period.

(8) Accruals

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2000
	EUR	EUR	EUR	EUR
Accrued taxes	24,565,919.11	57,853,989.28	1,157,003.87	19,195,639.08
Accruals for anticipated losses	5,118,000.00	2,617,900.00	—	—
Accruals for outstanding invoices	47,183,121.09	50,940,135.74	10,740,000.00	3,603,000.00
Other accruals	28,219,725.92	43,568,185.38	8,945,000.00	11,042,000.00
Total	**105,086,766.12**	**154,980,210.40**	**20,842,003.87**	**33,840,639.08**

Accruals were created in the amounts deemed necessary in compliance with prudent business practices.

Tax accruals were formed primarily for municipal trade taxes on income and federal corporate income tax. The remaining Other accruals for the ProSiebenSat.1 Group particularly include provisions for unclaimed vacation, GEMA payments, litigation costs, bonuses and severance settlements, legal and consultancy fees.

The largest single items at ProSiebenSat.1 Media AG are provisions for financial damages and fines, bonuses and severance settlements as well as for unclaimed vacation.

(9) Liabilities

ProSiebenSat.1 Group as of Dec. 31, 2001

	Remaining term of			Total Dec. 31, 2001	Total Dec. 31, 2000
	1 year or less	1 to 5 years	More than 5 years		
	EUR	EUR	EUR	EUR	EUR
Bonds	—	527,822,970.30	—	527,822,970.30	127,822,970.30
Liabilities to banks	400,156,561.57	5,112,918.81	71,952,855.76	477,222,336.14	448,212,801.03
Total financial liabilities	400,156,561.57	532,935,889.11	71,952,855.76	1,005,045,306.44	576,035,771.33
Deposits received	1,442,737.72	—	—	1,442,737.72	482,443.53
Trade accounts payable	114,439,417.54	225,767.64	—	114,665,185.18	161,369,933.74
Liabilities to Group companies	73,107,867.97	—	—	73,107,867.97	60,208,690.79
Liabilities to entities in which the company holds interests of 20% or more	671,949.18	—	—	671,949.18	129,206.13
Other liabilities	77,274,207.77	—	—	77,274,207.77	67,272,306.34
(amounts due for taxes)	(31,611,432.18)	—	—	(31,611,432.18)	(27,801,000.93)
(amounts due for social security)	(4,769,811.48)	—	—	(4,769,811.48)	(4,697,835.83)
Total	**667,092,741.75**	**533,161,656.75**	**71,952,855.76**	**1,272,207,254.26**	**865,498,351.86**
(amounts secured by real estate charges)				(77,075,674.05)	(79,034,107.27)

ProSiebenSat.1 Media AG as of Dec. 31, 2001

	Remaining term of			Total Dec. 31, 2001	Total Dec. 31, 2000
	1 year or less	1 to 5 years	More than 5 years		
	EUR	EUR	EUR	EUR	EUR
Bonds	—	527,822,970.30	—	527,822,970.30	127,822,970.30
Liabilities to banks	400,146,662.11	—	—	400,146,662.11	223,031,205.11
Total financial liabilities	400,146,662.11	527,822,970.30	—	927,969,632.41	350,854,175.41
Trade accounts payable	6,066,806.39	—	—	6,066,806.39	4,338,342.00
Liabilities to Group companies	145,399,563.87	—	—	145,399,563.87	55,659,814.20
Other liabilities	51,530,359.99	—	—	51,530,359.99	20,260,645.47
(amounts due for taxes)	(25,400,342.83)	—	—	(25,400,342.83)	(12,359,671.74)
(amounts due for social security)	(676,152.38)	—	—	(676,152.38)	(587,737.25)
Total	**603,143,392.36**	**527,822,970.30**	—	**1,130,966,362.66**	**431,112,977.08**
(amounts secured by real estate charges or other charges)				—	—

Liabilities are reported at their nominal value, or at the appropriate higher repayment value.

Real estate charges fall entirely under liabilities to banks.

Liabilities to affiliated companies pertain mainly to Kirch-Media GmbH & Co. Kommanditgesellschaft auf Aktien, DSF Deutsches Sportfernsehen GmbH and KirchMedia Entertainment GmbH.

Liabilities to affiliated companies reported in the financial statements for ProSiebenSat.1 Media AG pertain mainly to ProSieben Television GmbH, SAT.1 SatellitenFernsehen GmbH, N24 Gesellschaft für Nachrichten und Zeitgeschehen mbH, SevenOne Media Austria GmbH and Sat.1 und Radio Hundert,6 GmbH Berlin & Co. Betriebs KG. Other liabilities are for the most part tax liabilities and liabilities relating to the deferral and accrual of interest.

(10) Contingent liabilities

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2000
	EUR	EUR	EUR	EUR
Contingent liabilities from guarantees	24,909,165.73	28,590,687.63	25,951,085.02	113,892,314.40
[amounts due to Group companies]	—	—	1,195,306.85	85,685,095.68

Contingent liabilities pertain mainly to initial rental obligations for MAGIC MEDIA COMPANY TV-Produktionsgesellschaft mbH, Hürth.

(11) Other financial commitments

ProSiebenSat.1 Group

	Due within 1 year	Due within 2 to 5 years	Due in more than 5 years	Total
	EUR	EUR	EUR	EUR
Programming assets	638,888,705.28	396,842,020.49	34,700,061.05	1,070,430,786.82
Royalties	59,361,572.17	128,789,833.50	41,336,589.00	229,487,994.67
Leasing and long-term rental commitments	35,240,661.35	80,026,718.65	150,321,939.00	265,589,319.00
Other commitments	69,467,583.62	22,197,306.74	560,206.00	92,225,096.36
Total	**802,958,522.42**	**627,855,879.38**	**226,918,795.05**	**1,657,733,196.85**

ProSiebenSat.1 Media AG

	Due within 1 year	Due within 2 to 5 years	Due in more than 5 years	Total
	EUR	EUR	EUR	EUR
Programming assets	155,960,406.73	153,972,500.00	—	309,932,906.73
Leasing and long-term rental commitments	12,518,851.45	48,529,538.42	145,623,192.65	206,671,582.52
Total	**168,479,258.18**	**202,502,038.42**	**145,623,192.65**	**516,604,489.25**

Other financial commitments exist in addition to accruals, debt and contingent liabilities. These derive mainly from contractual agreements entered into before December 31, 2001, and pertain to programming assets whose license terms begin after January 1, 2002, as well as to royalties, leases and long-term rental agreements and other commitments.

(12) Revenues

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2001	2000	2001	2000
	EUR	EUR	EUR	EUR
Advertising revenues	1,951,795,647.91	2,083,676,047.71	—	—
Other revenues	62,990,665.81	71,541,539.59	—	—
Total	**2,014,786,313.72**	**2,155,217,587.30**	—	—

The ProSiebenSat.1 Group's revenues of EUR 2,014.8 million derive mainly from advertising, and are earned almost entirely within the Federal Republic of Germany. Consequently no breakdown of revenues by line of business or specific geographic market has been provided.

(13) Other operating income

The increase in Other operating income is primarily the result of the deconsolidation of ddp Nachrichtenagentur GmbH and Sport1 GmbH & Co. KG, which yielded a gain of EUR 9,294,525.15. Other major single items of income relating to other periods were income from the write-back of provisions (EUR 12,393,715.71), income from the sale of programming (EUR 8,377,958.20), and income from additions to programming assets (EUR 7,664,300.92). Other major single items included under Other operating income reflect income from costs passed on to third parties.

In the financial statements of ProSiebenSat.1 Media AG, Other operating income mainly includes additional income from services charged to other Group companies and early cancellation of swap contracts.

(14) Cost of programming and materials

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2001	2000	2001	2000
	EUR	EUR	EUR	EUR
Depreciation of programming assets	1,109,464,927.23	1,090,807,022.47	—	—
Licenses, transmission fees and materials	148,268,988.90	118,669,103.02	—	—
Purchased services and goods for resale	141,529,825.79	170,573,561.07	—	—
Total	**1,399,263,741.92**	**1,380,049,686.56**	—	—

Depreciation of programming assets comprises depreciation due to broadcast showings and unscheduled depreciation.

Expenses for licenses, broadcasting fees and materials specifically comprise satellite rental charges, broadcasting and production costs. Expenses for purchased services and goods mainly derive from production costs, licensing rights and professional fees. Adjustments in programming and material costs at Sat.1 SatellitenFernsehen GmbH to bring them into line with uniform Group reporting practices have caused shifts in comparison to last year among expenses for licenses, broadcasting fees, materials, and third-party services.

(15) Personnel expenses

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2001	2000	2001	2000
	EUR	EUR	EUR	EUR
Wages and salaries	182,955,388.24	191,723,003.27	31,848,147.61	22,857,534.59
Social security contributions and expenses for pensions and other employee benefits	26,085,904.14	27,846,456.25	3,873,441.43	2,388,136.24
Total	209,041,292.38	219,569,459.52	35,721,589.04	25,245,670.83

The decline in personnel expenses for the ProSiebenSat.1 Group was the consequence of the removal of several companies from the scope of consolidation: ddp Nachrichtenagentur GmbH, ddp/vwd Wirtschaftsnachrichten GmbH, SevenOne Interactive GmbH, and also the active operations of ProSieben Digital Media GmbH in the course of the pooling of multimedia activities in the newly founded Kirch Intermedia Group.

The increase of roughly EUR 10.5 million in the individual financial statements for ProSiebenSat.1 Media AG is a consequence of the transfer of many employees from SAT.1 SatellitenFernsehen GmbH to ProSiebenSat.1 Media AG, which did not take place until November 1 of fiscal year 2000. Thus the previous year's figures for ProSiebenSat.1 Media AG include these transferred employees for only two accounting months.

(16) Depreciation and amortization of intangible and tangible assets

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2001	2000	2001	2000
	EUR	EUR	EUR	EUR
Scheduled amortization of intangible assets	23,183,708.51	24,795,252.05	2,735,864.13	1,210,241.18
Scheduled depreciation of tangible assets	30,921,529.12	35,916,001.15	3,555,295.76	6,807,302.48
Unscheduled amortization of intangible assets	1,704,677.47	2,302,668.86	—	—
Unscheduled depreciation of tangible assets	169,081.70	—	—	—
Total	55,978,996.80	63,013,922.06	6,291,159.89	8,017,543.66

Amortization of intangible assets for the Group includes EUR 21.0 million in amortization of goodwill (EUR 22.6 million in the previous year). Amortization of goodwill resulting from valuation at equity is reported under income from equity interests.

(17) Other operating expenses

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2001	2000	2001	2000
	EUR	EUR	EUR	EUR
Expenses relating to other periods	6,178,223.43	6,033,792.55	386,912.61	444,659.47
Maintenance expenses	8,823,954.35	9,076,134.28	3,052,674.24	4,398,082.86
Administrative expenses	46,180,546.84	58,035,442.25	28,210,584.71	14,314,153.83
Selling expenses	128,412,491.46	126,837,267.74	20,129,651.69	15,887,392.81
Other operating expenses	54,765,549.18	63,299,383.55	44,537,190.71	28,619,198.72
Total	244,360,765.26	263,282,020.37	96,317,013.96	63,663,487.69

The largest single items included under administrative expenses are rent and leasing expenses for technical equipment, EDP expenses as well as legal and consultancy fees.

Selling expenses mainly comprise advertising expenses, market research expenses and travel expenses. Additionally, selling expenses reported in the financial statements for ProSiebenSat.1 Media AG include business services procured from affiliated companies.

Material single items included under other operating expenses are rent expenses, leasing expenses, office-space expenses, and donations and gifts.

The rise in operating expenses at ProSiebenSat.1 Media AG is largely the consequence of rising in-Group reallocations and write-downs of individual values for in-Group receivables. Corrections are applied at the Group level for both these items.

(18) Income from equity interests

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2001	**2000**	**2001**	**2000**
	EUR	EUR	EUR	EUR
Income from equity interests	52,660.28	26,342.02	—	97,147,344.16
Income / expense from equity interests in associated companies	(909,773.43)	(1,041,616.85)	—	—
Income from transfer of earnings	—	—	321,632,849.34	260,377,378.85
Expenses from loss absorption	—	—	(115,562,857.86)	(37,057,901.57)
Total	**(857,113.15)**	**(1,015,274.83)**	**206,069,991.48**	**320,466,821.44**

(19) Net interest expense

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2001	**2000**	**2001**	**2000**
	EUR	EUR	EUR	EUR
Other interest and similar income	3,834,776.01	4,928,220.53	37,485,438.29	9,425,396.91
Interest and similar expenses	(54,372,519.14)	(43,487,428.46)	(51,486,926.12)	(13,896,795.54)
Total	**(50,537,743.13)**	**(38,559,207.93)**	**(14,001,487.83)**	**(4,471,398.63)**

The primary interest expense items for the ProSiebenSat.1 Media AG Group pertain to interest on the company's 2001 Eurobond issue, interest paid on loans and interest on the company's 1998 bond issue.

Interest income for ProSiebenSat.1 Media AG was mainly received from affiliated companies.

(20) Other financial income / expense

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2001	**2000**	**2001**	**2000**
	EUR	EUR	EUR	EUR
Income from loans of fixed financial assets	2,875,449.01	384,551.83	2,825,955.99	237,285.50
Write-downs of financial assets and marketable securities	(14,991,936.35)	(24,302,994.07)	(14,189,131.84)	(22,025,798.38)
Total	**(12,116,487.34)**	**(23,918,442.24)**	**(11,363,175.85)**	**(21,788,512.88)**

Write-downs of financial assets mainly comprise write-downs of equity interests in LetsBuyIt.com N.V., Netherlands.

(21) Extraordinary income / expense

The Group's extraordinary expense of EUR 15.1 million in fiscal year 2001 derived from expenses related to the merger and the relocation from Munich to Berlin of N24 Gesellschaft für Nachrichten und Zeitgeschehen mbH. The extraordinary expense for ProSiebenSat.1 Media AG was EUR 10.5 million.

(22) Group cash flow statement

	2001 EUR m	2000 EUR m
Income for the period before extraordinary items	83	120
Depreciation and amortization / Appreciation of fixed assets	69	87
Depreciation of programming assets, including appreciations	1,099	1,078
Change in accruals for anticipated losses on programming assets	2	(6)
Cash flow calculated according to DVFA / SG	1,253	1,279
Gain on disposal of fixed assets	—	(2)
Gain on disposal of programming assets	(8)	(7)
Loss on disposal of fixed assets	1	2
Loss on disposal of programming assets	2	1
Disposal of programming assets not affecting payments	1	5
Changes in other accruals	(52)	(21)
Increase / decrease in inventories, accounts receivable and other assets not associated with investing or financing activities	(66)	(13)
Increase / decrease in accounts payable and other liabilities not associated with investing or financing activities	(23)	(96)
Effects of changes in scope of consolidation	(16)	(1)
Expenditures for extraordinary items	(15)	(27)
Cash flow from operating activities	1,077	1,120
Proceeds from disposal of intangible assets	2	1
Proceeds from disposal of tangible assets	1	12
Proceeds from disposal of financial assets	11	6
Proceeds from disposal of programming assets	28	14
Expenditures for intangible assets	(4)	(8)
Expenditures for tangible assets	(36)	(47)
Expenditures for programming assets	(1,180)	(999)
Expenditures for purchase of equity interests	(192)	(26)
Cash flow from investing activities	(1,370)	(1,047)
Proceeds from loans taken out and repayments of financial debt (net)	29	(37)
Proceeds from bond issue	400	—
Dividend for 2000	(56)	(40)
Cash flow from financing activities	373	(77)
Change in cash and cash equivalents not affecting payments	80	(4)
Cash and cash equivalents at beginning of year	27	31
Cash and cash equivalents as of December 31, 2001	107	27

(23) Segment reporting

The company omits segment reporting here because the television business segment accounts for around 95 percent of all items for the entire Group that would be of interest for such a report. The various markets of the Pro-SiebenSat.1 Group are addressed in detail in the management's discussion and analysis.

(24) Average number of employees during the year

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2001	2000	2001	2000
Employees	3,001	3,183	459	425
Volunteers and trainees	221	242	24	29
Total	3,222	3,425	483	454

Part-time positions are reported here as an equivalent number of full-time positions.

(25) Executive Board and Supervisory Board

The members of the Executive Board and Supervisory Board of ProSiebenSat.1 Media AG are listed on page 97 of this report.

In the year under review, expenses for remuneration paid to current members of the Executive Board of ProSiebenSat.1 Media AG totaled EUR 4,867,753.31.

Expenses for the Supervisory Board of ProSiebenSat.1 Media AG amounted to EUR 388,747.94 in the year under review.

(26) Group affiliation

The main shareholder of ProSiebenSat.1 Media AG has notified the company in compliance with § 21 (1, 1a) of the German Securities Trading Act that under the terms of §16 of the German Stock Corporation Act and the Securities Trading Act, KirchMedia GmbH & Co. KGaA indirectly and directly holds 100% (adjusted for other equity interests: 88.52%) of the voting common stock of ProSiebenSat.1 Media AG, which was first admitted for official trading on the Frankfurt Stock Exchange on October 4, 2000.

The consolidated financial statements of ProSiebenSat.1 Media AG are included in the consolidated financial statements of KirchMedia GmbH & Co. Kommanditgesellschaft auf Aktien, based in Unterföhring, and in the overall consolidated financial statements of TaurusHolding GmbH & Co. KG (formerly KirchHolding GmbH & Co. KG), based in Ismaning. Once the consolidated financial statements of KirchMedia GmbH & Co. Kommanditgesellschaft auf Aktien have been prepared and audited, they will be made public and may be examined at the Companies Registration Office of Munich district court under registration number HRB 126210.

Major Subsidiaries and Associated Companies of the ProSiebenSat.1 Group

No.	Company	Location	Country	Interest	via No.
	Affiliated companies				
1	ProSiebenSat.1 Media Aktiengesellschaft	Unterföhring	Germany		
2	ArtMedia Group, Inc.	New York	USA	100%	4
3	ArtMerchandising & Media AG	Unterföhring	Germany	66%	11
4	ArtMerchandising & Media Inc.	New York	USA	100%	3
5	Buchagentur Intermedien-GmbH	Unterföhring	Germany	100%	11
6	Buchagentur Intermedien-GmbH & Co. Marketing KG	Unterföhring	Germany	100%	11
7	CM Community Media GmbH & Co. KG	Cologne	Germany	76%	17
8	CM Community Media Verwaltungs GmbH	Cologne	Germany	100%	17
9	KABEL 1 K1 Fernsehen GmbH	Unterföhring	Germany	100%	1
10	MediaGruppe München Werbeforschung und -vermarktung Verwaltungsgesellschaft mbH	Unterföhring	Germany	100%	1
11	MM Merchandising München GmbH	Unterföhring	Germany	100%	1
12	N24 Bayern GmbH	Munich	Germany	100%	38
13	N24 Gesellschaft für Nachrichten und Zeitgeschehen mbH	Unterföhring	Germany	100%	1
14	Privatfernsehen in Bayern GmbH & Co. KG	Munich	Germany	87.6%	38
15	Privatfernsehen in Bayern Verwaltungs GmbH	Munich	Germany	53.7%	38
16	PRO SIEBEN Home Entertainment GmbH Bild- und Tonträgervertrieb	Unterföhring	Germany	100%	1
17	ProSieben Digital Media GmbH	Unterföhring	Germany	100%	1
18	ProSieben Information Service GmbH	Unterföhring	Germany	100%	1
19	ProSieben Television GmbH	Unterföhring	Germany	100%	1
20	SAT.1 Boulevard TV GmbH	Berlin	Germany	100%	22
21	SAT.1 Norddeutschland GmbH	Hannover	Germany	100%	22
22	SAT.1 SatellitenFernsehen GmbH	Berlin	Germany	100%	1
23	SAT.1 Privatfernsehen Baden-Württemberg GmbH	Stuttgart	Germany	100%	22
24	SAT.1 und Radio HUNDERT,6 Medien Beteiligungs GmbH	Berlin	Germany	74.9%	22
25	SAT.1 und Radio HUNDERT,6 Medien Beteiligungs GmbH Berlin & Co. Betriebs KG	Berlin	Germany	100%	22
26	SELCO Service-Gesellschaft für elektronische Kommunikation mbH	Unterföhring	Germany	100%	37[1]
27	Seven Scores Musikverlag GmbH	Unterföhring	Germany	100%	1
28	SevenOne Club & Shop GmbH	Unterföhring	Germany	100%	1
29	SevenOne Media Austria GmbH	Vienna	Austria	100%	30
30	SevenOne Media GmbH	Unterföhring	Germany	100%	1
31	SevenOne Media [Schweiz] AG	Zurich	Switzerland	100%	17
32	SevenPictures Film GmbH	Unterföhring	Germany	100%	1
33	SevenSenses Agentur für Mediendesign und Marketing GmbH	Unterföhring	Germany	100%	1
34	STARWATCH Navigation Gesellschaft für interaktive Kommunikation Geschäftsführungs-GmbH	Unterföhring	Germany	100%	1
35	STARWATCH Navigation Gesellschaft für interaktive Kommunikation GmbH & Co. Produktions KG	Unterföhring	Germany	100%	1
36	SZM Studios Film-, TV- und Multimedia-Produktions GmbH	Unterföhring	Germany	100%	1
37	TELEDIREKT Vermarktungsgesellschaft für Fernsehempfang mbH	Unterföhring	Germany	100%	1
38	tv-weiß-blau Rundfunkprogrammanbieter GmbH	Munich	Germany	100%	22[2]

No.	Company	Location	Country	Interest	via No.
	Affiliated companies, not consolidated				
39	Berliner Pool TV Produktionsgesellschaft mbH	Berlin	Germany	33.3%	13
40	Berliner Pool TV Produktionsgesellschaft mbH	Berlin	Germany	33.3%	22
41	Merchandising Prag spol. s.r.o.	Prague	Czech Republic	100%	11
42	PM&S Software GmbH	Minsk	Belarus	60%	18
43	VG Satellit Gesellschaft zur Verwertung der Leistungsschutzrechte von Sendeunternehmen mbH	Unterföhring	Germany	100%	17
	Associated companies—at equity				
44	Kirch Intermedia GmbH	Munich	Germany	49.9%	17 & 22(3)
45	EUVÍA Media Verwaltungs AG	Munich	Germany	49.9%	1
46	EUVÍA Media AG & Co. KG	Munich	Germany	48.4%	1
47	GI Gesellschaft für Informationstechnologie Aktiengesellschaft	Herford	Germany	50%	18
48	IP Multimedia [Schweiz] AG	Zurich	Switzerland	23%	31
49	MAGIC MEDIA COMPANY TV-Produktionsgesellschaft mbH	Hürth	Germany	25.4%	1
50	RTL/ProSieben Schweiz Fernseh AG	Zurich	Switzerland	25%	1
51	SAT.1 Privatrundfunk und -programmgesellschaft m.b.H	Vienna	Austria	25%	22
52	SAT.1 Schweiz AG	Zurich	Switzerland	50%	22
	Other equity interests				
53	AFK Aus- und Fortbildungs GmbH für elektronische Medien	Munich	Germany	11%	1
54	Deutscher Fernsehpreis GmbH	Cologne	Germany	25%	1
55	EPS Programm Service AG	Zurich	Switzerland	20%	35
56	LetsBuyIt.com N.V.	Amsterdam	Netherlands	19.9%	1
57	OBIS Gesellschaft für Online-Buchungs- und Informationssysteme mbH	Unterföhring	Germany	20%	30
58	OBIS Gesellschaft für Online-Buchungs- und Informationssysteme mbH	Unterföhring	Germany	20%	22
59	SevenX Filmverleih GmbH	Unterföhring	Germany	50%	32

(1) ProSiebenSat.1 Media AG holds 100% of SELCO GmbH as a silent shareholder

(2) SAT.1 SatellitenFernsehen GmbH holds 100% of tv-weiß-blau Rundfunkprogrammanbieter GmbH as a silent shareholder

(3) ProSieben Digital Media GmbH holds 45.8% of Kirch Intermedia GmbH and Sat.1 SatellitenFernsehen GmbH holds 4.1%

As of December 31, 2001

Auditors' Report

We have audited the annual financial statements and the consolidated financial statements, including the accounting and the management report and group management report of ProSiebenSat.1 Media Aktiengesellschaft, Unterföhring, for the business year from 1. to 31. December 2001. The maintenance of the books and records and the preparation of the annual financial statements, the consolidated financial statements, the management report and the group management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, the consolidated financial statement, the bookkeeping system and the management report and the group management report based on our audit.

We conducted our audit of the annual individual and consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the individual and in the consolidated annual financial statements in accordance with German accounting principles and in the management report and group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the individual and consolidated annual financial statements, the management report and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements, the consolidated financial statement, the management report and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the individual annual financial statements and the consolidated annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company and the Group in accordance with German principles of proper accounting. On the whole the management report and the group management report provide a suitable understanding of the Company's position and suitably presents the risks of future development.

Essen, February 22, 2002
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

/s/ H.-J. FRÜH	/s/ A. GAEB
H.-J. Früh Wirtschaftsprüfer	A. Gaeb Wirtschaftsprüfer

2000 Financial Statements

Consolidated Balance Sheet for ProSiebenSat.1 Media AG

		Dec. 31, 2000	Dec. 31, 1999
		Euro	[Pro forma] Euro
Assets			
A. Fixed assets	(1)		
I. Intangible assets		62,839,344.86	83,409,908.14
II. Tangible assets		165,536,112.70	165,810,358.39
III. Financial assets		11,571,683.12	15,426,535.66
		239,947,140.68	264,646,802.19
B. Current assets			
I. Programming assets	(2)	1,146,741,044.02	1,238,820,548.56
II. Inventories	(3)	3,099,912.46	2,200,081.95
III. Receivables and other current assets	(4)	236,120,904.43	228,511,879.94
IV. Securities		26,699.63	80,900.34
V. Cash, deposits with banks		26,753,486.96	31,281,331.21
		1,412,742,047.50	1,500,894,742.00
C. Prepaid and deferred items	(5)	7,500,489.81	3,821,787.78
D. Deferred taxes	(6)	8,831,230.39	8,452,127.66
Total assets		**1,669,020,908.38**	**1,777,815,459.63**
Liabilities and shareholders' equity			
A. Shareholders' equity	(7)		
I. Subscribed capital		194,486,400.00	192,234,455.45
II. Capital reserves		322,318,623.91	247,925,433.20
III. Revenue reserves		282,351.95	40,343,847.60
IV. Retained earnings		38,216,717.22	32,181,821.97
V. Consolidated net income for the year		92,618,277.67	81,053,339.13
VI. Minority interests		(686,293.01)	339,972.17
		647,236,077.74	594,078,869.52
B. Accrued liabilities	(8)	154,980,210.40	183,145,543.30
C. Liabilities	(9)	865,498,351.86	998,604,177.85
D. Deferred liabilities		1,306,268.38	1,986,868.96
Total liabilities and equity		**1,669,020,908.38**	**1,777,815,459.63**

Consolidated Statement of Income
for ProSiebenSat.1 Media AG

			2000	1999
			Euro	[Pro forma] Euro
1.	Revenues	(12)	2,155,217,587.30	2,018,208,262.89
2.	Inventory increase/ decrease in inventories		44,570.66	(78,663.05)
3.	Other operating income	(13)	66,927,213.16	89,273,828.82
4.	**Total**		2,222,189,371.12	2,107,403,428.66
5.	Programming and materials costs	(14)	(1,380,049,686.56)	(1,385,967,388.69)
6.	Personnel expenses	(15)	(219,569,459.52)	(185,943,515.90)
7.	Depreciation and amortization	(16)	(63,013,922.06)	(52,493,632.69)
8.	Other operating expenses	(17)	(263,282,020.37)	(239,170,625.73)
9.	**Net operating profit / loss**		296,274,282.61	243,828,265.65
10.	Capital investment income / expense	(18)	(1,015,274.83)	(216,378.35)
11.	Interest income / expense	(19)	(38,559,207.93)	(42,222,101.73)
12.	Other financial income / expense	(20)	(23,918,442.24)	(2,970,646.45)
13.	**Net financial profit / loss**		(63,492,925.00)	(45,409,126.53)
14.	**Income from ordinary business activities**		232,781,357.61	198,419,139.12
15.	Extraordinary income / expense	(21)	(27,383,747.20)	—
16.	**Net pre-tax profit / loss**		205,397,610.41	198,419,139.12
17.	Income taxes		(113,957,514.53)	(94,277,202.25)
18.	Other taxes		(543,049.86)	(5,778,204.57)
19.	Costs relating to transfer of profits to silent partnership		—	(18,216,152.61)
20.	**Net income for the year**		90,897,046.02	80,147,579.69
21.	Minority interests		1,721,231.65	905,759.44
22.	**Consolidated net income for the year**		**92,618,277.67**	**81,053,339.13**

Statement of Movements on Fixed Assets for the ProSiebenSat.1 Group

	Acquisition or production costs					Depreciation		Book value	
	Additions as a result of the merger as at Jan. 1, 2000	Additions	Reclassifications	Disposals	Dec. 31, 2000	for the year	accumulated	Dec. 31, 2000	Dec. 31, 1999
	Euro	Euro	Euro	Euro	Euro	Euro	Euro	Euro	(Pro forma) Euro
I. Intangible assets									
1. Licenses, trademarks and patents, as well as licenses to such rights and assets	18,558,565.62	6,110,090.73	2,157,207.90	4,394,984.01	22,430,880.24	4,453,112.78	14,801,014.25	7,629,865.99	4,907,249.36
2. Goodwill	171,192,602.64	711,652.44	—	235,859.34	171,668,395.74	22,644,808.13	117,769,212.79	53,899,182.95	76,068,197.98
3. Advances paid on intangible assets	2,434,460.80	804,494.00	(1,617,858.86)	310,800.02	1,310,295.92	—	—	1,310,295.92	2,434,460.80
Total	192,185,629.06	7,626,237.17	539,349.04	4,941,643.37	195,409,571.90	27,097,920.91	132,570,227.04	62,839,344.86	83,409,908.14
II. Tangible assets									
1. Buildings on property owned by others	133,198,510.20	11,317,159.34	19,111,003.65	9,464,075.22	154,162,597.97	10,731,818.09	47,976,839.47	106,185,758.50	90,735,947.57
2. Technical equipment and machinery	81,116,090.35	24,647,824.85	1,979,042.28	25,978,375.05	81,764,582.43	15,240,521.30	49,536,073.12	32,228,509.31	23,696,768.81
3. Other equipment, office furniture and equipment	77,382,435.72	6,478,597.61	327,461.02	3,972,967.33	80,215,527.02	9,943,661.76	55,749,493.79	24,466,033.23	25,199,355.21
4. Advances paid on tangible assets, and assets under construction	26,178,287.92	5,032,601.64	(21,956,855.99)	6,598,221.91	2,655,811.66	—	—	2,655,811.66	26,178,286.80
Total	317,875,324.19	47,476,183.44	(539,349.04)	46,013,639.51	318,798,519.08	35,916,001.15	153,262,406.38	165,536,112.70	165,810,358.39
III. Financial assets									
1. Shares in affiliated companies	114,914.90	—	18,000.00	—	132,914.90	—	114,913.87	18,001.03	1.03
2. Shares in associated companies	6,896,524.93	2,983,227.20	—	2,145,763.87	7,733,988.26	2,819,749.47	5,381,883.70	2,352,104.56	4,334,390.70
3. Participating interests	9,192,503.06	14,353,050.57	(18,000.00)	62,170.06	23,465,383.57	14,879,805.20	14,959,305.21	8,506,078.36	9,113,003.05
4. Loans to entities with which the enterprise is linked by virtue of participating interests	1,663,657.57	5,359,879.97	—	—	7,023,537.54	6,669,503.96	6,669,503.96	354,033.58	1,663,657.57
5. Investment securities	29,545.59	862,676.58	—	892,222.17	—	—	—	—	29,545.59
6. Other loans	1,961,952.00	67,194.26	—	1,687,680.67	341,465.59	—	—	341,465.59	285,937.72
Total	19,859,098.05	23,626,028.58	—	4,787,836.77	38,697,289.86	24,369,058.63	27,125,606.74	11,571,683.12	15,426,535.66
Total fixed assets	**529,920,051.30**	**78,728,449.19**	—	**55,743,119.65**	**552,905,380.84**	**87,382,980.69**	**312,958,240.16**	**239,947,140.68**	**264,646,802.19**

Balance Sheet for ProSiebenSat.1 Media AG

		Dec. 31, 2000 Euro	Dec. 31, 1999 Euro
Assets			
A. Fixed assets	(1)		
I. Intangible assets		3,840,515.00	—
II. Tangible assets		39,145,279.56	—
III. Financial assets		583,608,324.82	—
		626,594,119.38	—
B. Current assets			
I. Inventories	(3)	36,365.42	—
II. Receivables and other current assets	(4)	478,315,523.23	883.71
III. Securities		1.00	—
IV. Cash, deposits with banks		4,594,079.20	47,669.15
		482,945,968.85	48,552.86
C. Prepaid and deferred items	(5)	222,480.67	—
Total assets		**1,109,762,568.90**	**48,552.86**
Liabilities and shareholders' equity			
A. Shareholders' equity	(7)		
I. Subscribed capital		194,486,400.00	51,129.19
II. Capital reserves		322,318,623.91	—
III. Accrued deficit		(4,621.50)	(1,659.91)
IV. Net income / deficit for the year		127,055,550.33	(2,961.59)
		643,855,952.74	46,507.69
B. Accrued liabilities	(8)	33,840,639.08	2,045.17
C. Liabilities	(9)	431,112,977.08	—
D. Deferred liabilities		953,000.00	—
Total liabilities and equity		**1,109,762,568.90**	**48,552.86**

Statement of Income for ProSiebenSat.1 Media AG

			2000	1999
			Euro	Euro
1.	Other operating income	(13)	45,872,137.07	93.04
2.	Personnel expenses	(15)	– 25,245,670.83	—
3.	Depreciation and amortization	(16)	– 8,017,543.66	—
4.	Other operating expenses	(17)	– 63,663,487.69	– 4,294.85
5.	**Net operating profit / loss**		– 51,054,565.11	– 4,201.81
6.	Capital investment income / expense	(18)	320,466,821.44	—
7.	Interest income / expense	(19)	– 4,471,398.63	1,240.22
8.	Other financial income / expense	(20)	– 21,788,512.88	—
9.	**Net financial profit / loss**		294,206,909.93	1,240.22
10.	**Income from ordinary business activities**		243,152,344.82	– 2,961.59
11.	Extraordinary income / expense	(21)	– 16,982,257.92	—
12.	**Net pre-tax profit / loss**		226,170,086.90	– 2,961.59
13.	Income taxes		– 99,081,278.12	—
14.	Other taxes		– 33,258.45	—
15.	**Net income / deficit for the year**		127,055,550.33	– 2,961.59

Statement of Movements on Fixed Assets for ProSiebenSat.1 Media AG

	Acquisition or production costs					Depreciation		Book value	
	Additions as a result of the merger as at Jan. 1, 2000	Additions	Reclassifications	Disposals	Dec. 31, 2000	for the year	accumulated	Dec. 31, 2000	Dec. 31, 1999
	Euro	Euro	Euro	Euro	Euro	Euro	Euro	Euro	Euro
I. Intangible assets									
1. Licenses, trademarks and patents, as well as licenses to such rights and assets	7,266,028.37	2,973,751.62	188,697.38	—	10,428,477.37	1,210,241.18	6,690,862.37	3,737,615.00	—
2. Advances paid on intangible assets	188,697.38	102,900.00	- 188,697.38	—	102,900.00	—	—	102,900.00	—
Total	7,454,725.75	3,076,651.62	—	—	10,531,377.37	1,210,241.18	6,690,862.37	3,840,515.00	—
II. Tangible assets									
1. Buildings on property owned by others	51,252,639.82	2,530,604.64	3,524,625.75	570,133.74	56,737,736.47	5,377,002.75	23,690,174.47	33,047,562.00	—
2. Technical equipment and machinery	1,644,973.49	4,634.07	—	8,559.71	1,641,047.85	255,198.18	804,747.85	836,300.00	—
3. Other equipment, office furniture and equipment	8,060,202.58	1,403,980.51	—	135,739.64	9,328,443.45	1,175,101.55	5,803,019.45	3,525,424.00	—
4. Advances paid on tangible assets, and assets under construction	3,524,625.75	1,735,993.56	-3,524,625.75	—	1,735,993.56	—	—	1,735,993.56	—
Total	64,482,441.64	5,675,212.78	—	714,433.09	69,443,221.33	6,807,302.48	30,297,941.77	39,145,279.56	—
III. Financial assets									
1. Shares in affiliated companies	44,208,108.18	536,436,689.18	—	—	580,644,797.36	991,159.59	4,644,186.84	576,000,610.52	—
2. Shares in other equity holdings	11,309,587.14	13,551,498.00	—	5,726.47	24,855,358.67	15,036,819.64	17,676,732.10	7,178,626.57	—
3. Loans to entities with which the enterprise is linked by virtue of participating interests	1,663,657.57	4,411,835.77	—	4,342,301.96	1,733,191.38	5,945,481.86	1,603,179.90	130,011.48	—
4. Other loans	248,023.73	59,190.46	—	8,137.94	299,076.25	—	—	299,076.25	—
Total	57,429,376.62	554,459,213.41	—	4,356,166.37	607,532,423.66	21,973,461.09	23,924,098.84	583,608,324.82	—
Total fixed assets	**129,366,544.01**	**563,211,077.81**	—	**5,070,599.46**	**687,507,022.36**	**29,991,004.75**	**60,912,902.98**	**626,594,119.38**	—

ProSiebenSat.1 Group and ProSiebenSat.1 Media AG

The notes to the consolidated financial statements and the financial statements for ProSiebenSat.1 Media AG have been combined and, unless specifically stated, these notes apply to both financial statements. To allow for easier comparisons, the company has prepared consolidated pro forma statements retroactively for the financial year 1999. These statements are based on the audited consolidated financial statements for the financial year 1999 in respect of the ProSieben Group, SAT.1 Group and the individual financial statements for Media 1 Medienvermarktung GmbH. Business relations between the two companies and Media 1 Medienvermarktung GmbH have been consolidated accordingly. The consolidated figures for the previous financial year used in the text and tables presented here are based solely on the 1999 consolidated pro forma statements for ProSiebenSat.1 Media AG.

Basis and methodology

The financial statements for ProSiebenSat.1 Media AG and the ProSiebenSat.1 Group have been prepared in accordance with the requirements set out in the German Commercial Code and German Stock Corporation Law. The annual financial statements for the companies included in the ProSiebenSat.1 consolidated financial statements have been prepared using uniform accounting and valuation principles as a matter of principle. The individual financial statements of the companies included in consolidation have all been prepared for the financial year which ended on December 31, 2000.

In order to improve the clarity of the accounts, individual items in the balance sheet and the statement of income have been combined and are explained in the notes.

Conversion to Euro

The consolidated financial statements and the financial statements for ProSiebenSat.1 Media AG have been prepared and reported in Euro. The companies of the former ProSieben Group changed over to the Euro on January 1, 2000, using the conversion rate from Euro to DM (1:1.95583) predetermined by the Council of the European Union in accordance with section 109 I § 4 sentence 1 of the EC agreement. The individual financial statements for the SAT.1 Group have been prepared in DM and have been converted in the consolidated financial statements based on a conversion rate of Euro to DM of 1:1.95583. The changeover to Euro at the SAT.1 companies will come into force on January 1, 2002.

Entities included in consolidation

In addition to ProSiebenSat.1 Media AG, 42 domestic affiliated companies (42 in the previous year) and four foreign affiliates (three in the previous year) have been included in the consolidated financial statements in which ProSiebenSat.1 Media AG directly or indirectly holds a majority of the voting rights or which are under its common control. Four subsidiaries (three in the previous year) have not been included, as they are of secondary importance in providing a fair representation of the ProSiebenSat.1 Group's asset, finance and earnings positions.

Eight (eight in the previous year) associated companies have been recorded in accordance with the equity method.

The companies ArtMedia Group, Inc., New York/USA, IT4TV GmbH and N24 Geschäftsführungs-GmbH have all been fully consolidated for the first time in the year under review.

The affiliated companies, together with details of their capital interest as a percentage, can be found on pages 120 to 122. Furthermore, a list of stockholdings of the ProSiebenSat.1 Group and ProSiebenSat.1 Media

AG, which includes those details required by law, has been filed with the Companies Registration Office of the district court of Munich, under registration number HRB 124169.

Consolidation policies

Capital consolidation follows the book value method, by which the acquisition costs are offset against the proportionate equity capital of the Group companies, at the time of their acquisition or their initial consolidation. Any resulting difference is allocated to the assets or liabilities of the subsidiary company to the extent that the current value differs from the book value. In so far as the difference in the amounts represents goodwill, this is capitalized under intangible assets and each item is amortized at 25 percent per year or for its appropriate useful life.

In 2000, goodwill of Euro 76.1 million was capitalized and amortization amounted to Euro 22.6 million.

Amortization of shares in Group companies from individual financial statements have been recaptured in the consolidated financial statements.

Investments in companies, whose business policy is considerably influenced by the Group (associated companies), are valued at equity in the consolidated financial statements, in accordance with the book value method, provided that they are of primary importance to the Group. The estimated investment in associated companies is based on the amount which corresponds to the proportionate equity capital of the associated company. With regard to the amortization of goodwill the same principles apply as for capital consolidation.

Receivables, provisions, liabilities, expenses and income between companies included in the consolidation, as well as interim results in current assets and fixed assets, have been eliminated as far as these are significant. Adjustments made to individual financial statements and amortization of intra-group receivables have been withdrawn in favor of the consolidated net income for the year.

Valuation and auditing of annual financial statements which have been included in the consolidation

The financial statements of the companies included in the consolidation have been prepared uniformly in accordance with accounting and valuation principles adopted by ProSiebenSat.1 Media AG. In so far as different accounting and valuation principles are used by foreign companies, in accordance with their national legal requirements, appropriate adjustments have been made to the consolidated financial statements. Valuation of the asset and debt positions have been based on the principles of conservatism.

The domestic annual financial statements included in the consolidated financial statements have been audited without exception by the Group's auditor for the consolidated financial statements, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen/Berlin. The financial statements for SevenOne Media (Switzerland) AG have been audited by KPMG Fides Peat, Zurich/Switzerland, the financial statements for MGA MediaGruppe Werbeforschung und -vermarktung GmbH by KPMG Alpen-Treuhand Gesellschaft mbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna/Austria, and the financial statements for MUSEUM MASTERS INTERNATIONAL, LTD., New York/USA as well as the financial statements for Art Media Group, Inc., New York/USA have been audited by KPMG Deutsche Treuhand-Gesellschaft German Practice, New York/USA. The annual financial statements, pursuant to commercial law for all the companies included in the consolidated financial statements carry unqualified auditor's certificate.

Foreign currency conversion

The conversion of foreign currency accounts appertaining to SevenOne Media (Switzerland) AG, MUSEUM MASTERS INTERNATIONAL, LTD., New York/USA and ArtMedia Group, Inc., New York/USA is based on the modified periodic exchange rate method. Accordingly, the equity capital is converted at historic rates and the remaining asset and debt positions at the periodic exchange rate applicable at the annual accounts date. Any resulting differences in calculation are offset against other revenue reserves without any effect on profit/loss.

The company MGA MediaGruppe Werbeforschung und -vermarktung GmbH, Austria, implemented the conversion to Euro effective January 1, 2000.

In the calculation of the statement of income, expenses and income are converted at the average annual rate of exchange and the appropriation of net income at the periodic exchange rate. The difference is shown under other operating expenses or other operating income.

Receivables in foreign currency are converted at the buying rate on the booking date or at the lower exchange rate applicable on the balance sheet date. Foreign currency liabilities are converted at the selling rate on the booking date or at the higher selling rate applicable on the balance sheet date.

Notes to the Balance Sheet and Statement of Income

(1) Fixed assets

Details of movements on fixed assets of the Group as well as ProSiebenSat.1 Media AG are set out in the statements of movement on fixed assets, on pages 90 and 91 and on pages 94 and 95.

Acquired intangible assets are capitalized at acquisition cost, less scheduled amortization, and, where appropriate, unscheduled amortization. Intangible assets include software, commercial trademarks and down-payments made on intangible assets. In addition, goodwill has been capitalized in the consolidated financial statements. This relates primarily to goodwill amounting to Euro 122.4 million, resulting from the initial consolidation of Kabel 1 K1 Fernsehen GmbH. Software acquisitions are fully amortized over a period of three years, while licenses and other trademarks are amortized over a period of ten years or in accordance with the duration of the individual license agreements. Goodwill is depreciated by 25 percent each year. The goodwill resulting from the initial consolidation of Kabel 1 K1 Fernsehen GmbH in the 1995 financial year is amortized over a nine year and two months period, following the straight-line method. The amortization was first carried out in the year of capitalization. For Kabel 1 K1 Fernsehen GmbH, the period of depreciation is based on the term of the broadcasting license, which runs until February 29, 2004. In the year under review, unscheduled amortization of intangible fixed assets amounted to Euro 2,302,668.86.

Tangible fixed assets are valued at purchase or production cost, less scheduled depreciation and, where applicable, necessary unscheduled depreciation. For additions to tangible capital assets in the first six months of the year, depreciation is offset to the full amount, whereas additions made in the second half of the year, depreciation is offset at 50 percent. Buildings and land not owned by the Group, as well as fittings and alterations are depreciated in accordance with their appropriate average life or the shorter term of the lease. Technical installations at studios are depreciated over a five year period and hardware equipment over three years. In contrast to the method described above, technical installations at studios at the SAT.1 Group are depreciated on a diminishing balance over a period of five years. This rule applies only to the financial year 2000; starting with the financial year 2001, uniform rules based on the straight-line method of depreciation will be applied across the Group. Operating and business equipment is depreciated over a three to a maximum

20 year period, depending on the type of asset. Low value fixed assets are fully depreciated during the year under review and are shown as deductions.

Unscheduled depreciation of tangible assets is applied in so far as an expected permanent depreciation can be assumed. In the last financial year, no unscheduled depreciation of tangible assets was carried out for the Group.

Shares in affiliated companies are balanced at purchase cost or at lower applicable values. The offsetting of acquisition values against the proportionate equity capital is strictly applied at the time of the initial consolidation. Shares in affiliated companies shown in the consolidated balance sheet refer to Berliner Pool TV Produktionsgesellschaft mbH, VG Satellit Gesellschaft zur Verwertung der Leistungsschutzrechte von Sendeunternehmen mbH and Merchandising Prag spol. s.r.o.

Other financial assets are valued at purchase cost or at the lower value applicable on the balance sheet date.

(2) Programming assets

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
	Euro	(Pro forma) Euro	Euro	Euro
Licenses	793,536,801.66	877,028,842.43	—	—
Commissioned productions	353,204,242.36	361,791,706.13	—	—
Total	**1,146,741,044.02**	**1,238,820,548.56**	—	—

Programming assets include feature films, series and commissioned productions as well as down payments. Feature films and series are capitalized at the beginning of the contractual license period, while commissioned productions are capitalized as transmittable programming assets after completion, which coincides with the date of acceptance. Depreciation on licenses and commissioned productions scheduled for multiple broadcasts starts at the time of the first transmission. Commissioned productions scheduled for one-time only broadcasts are fully depreciated at the time of their transmission. Unscheduled depreciation relates to feature films, series and commissioned productions which, due to increased competition or a change in viewers' tastes, are not suitable for transmission at an economically appropriate time in the foreseeable future, or which have been removed from the program schedule after the first transmission, due to inadequate audience reach or to productions which have been discontinued, although productions have been commissioned.

Unscheduled depreciation on programming assets for the Group amounted to Euro 99,061,955.85 in the year under review (Euro 122,651,989.71 in the previous year). These amounts are offset by the appreciation of programming assets for the Group in the amount of Euro 11,398,388.61 (Euro 23,789,199.51 in the previous year).

(3) Inventories

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
	Euro	(Pro forma) Euro	Euro	Euro
Raw materials and manufacturing supplies	291,316.78	486,940.84	36,365.42	—
Work in progress	133,010.16	88,439.50	—	—
Finished products and goods for resale	2,675,585.52	1,624,701.61	—	—
Total	**3,099,912.46**	**2,200,081.95**	**36,365.42**	—

Inventories are valued at acquisition or at the statutory minimum production cost.

(4) Receivables and other assets

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
	Euro	(Pro forma) Euro	Euro	Euro
Trade accounts receivable	128,381,113.86	120,689,039.66	52,849.05	—
(amounts due after more than one year)	—	—	—	—
Amounts due from Group companies	1,502,544.09	21,507,444.12	382,509,607.81	—
(amounts due after more than one year)	—	—	—	—
Receivables from entities with which the enterprise is linked by virtue of participating interests	9,697,169.98	8,356,377.03	38,155.08	—
(amounts due after more than one year)	—	—	—	—
Other current assets	96,540,076.50	77,959,019.13	95,714,911.29	883.71
(amounts due after more than one year)	—	—	—	—
Total	236,120,904.43	228,511,879.94	478,315,523.23	883.71
(amounts due after more than one year)	—	—	—	—

For the valuation of receivables and other assets, adequate allowances have been made to cover known risks through individual valuation adjustments and lump-sum allowances. Receivables from affiliated companies shown in the consolidated financial statements of ProSiebenSat.1 Media AG primarily consist of receivables due from Sat.1 Fernsehen GmbH, Kabel 1 K1 Fernsehen GmbH, SZM Studios Film-, TV- und Multimedia-Produktions GmbH and N24 Gesellschaft für Nachrichten und Zeitgeschehen mbH.

Other assets consist mainly of receivables due from the revenue office, relating to the already established partial results of the tax audit of the accounts for the years 1993 to 1996, and to corporation tax credits and withholding tax credits relating to investment income in the financial year 2000.

The receivables from entities with which the enterprise is linked by virtue of participating interests of 25 percent or more primarily relate to SAT.1 Schweiz AG, Switzerland, and SAT.1 Privatrundfunk und -programmgesellschaft m.b.H., Austria.

(5) Deferred income

Deferred income mainly includes satellite rental costs, advertising expenses, licensing rights, rental payments and cost of insurance, which will only become expenditure items in the financial year 2001.

At ProSiebenSat.1 Media AG, this relates almost entirely to rental payments which have already been settled.

(6) Deferred taxes

As a result of consolidation measures affecting net income, deferred taxes have been charged to capital. Calculations have been based on the estimated average profit tax charges for the Group. Tax accruals and deferrals are created only if the difference is expected to average out in the coming years. Deferred tax liabilities are set off against this item.

(7) Shareholders' equity

ProSiebenSat.1 Media AG was acquired for the purpose of bringing together the ProSieben Group and the SAT.1 Group. The company was formed on November 16, 1998, under the name Oppenheim Aktiengesellschaft, based in Düsseldorf. The share capital in the amount of DM 100,000.00, divided into 20,000 bearer shares of no par value with a pro rata capital stock contribution in the amount of DM 5.00 per share was acquired in full by Christopher Freiherr von Oppenheim, Cologne, in exchange for a contribution in cash in the same amount. The cash contribution has been fully paid. Pursuant to an agreement of December 2, 1998, Christopher Freiherr von Oppenheim sold the entire stock in the company to Bankhaus Sal. Oppenheim jr. & Cie. KGaA, Cologne. At the company's extraordinary general meeting on January 21, 1999, a resolution was passed to amend the company's articles of incorporation and to relocate the company's seat to Munich. On February 10, 1999, the company was entered in the company register of the district court in Munich under registration number HRB 124169.

Pursuant to an agreement of July 4, 2000, ProSieben Media AG, Unterföhring, acquired 14,400 shares of no par value in the company and SAT.1 Holding GmbH, Ismaning, acquired 5,600 shares of no par value. The extraordinary general meeting on July 10, 2000, adopted a resolution to increase the company's registered share capital in exchange for a cash contribution by DM 877,915.00 from DM 100,000.00 to DM 977,915.00 through the issue of 175,583 new bearer shares of no par value with a pro rata capital stock contribution of DM 5.00 per share in exchange for cash contributions and to amend the articles of incorporation accordingly. Of the new shares, ProSieben Media AG subscribed to and took up 126,420 shares of no par value and SAT.1 Holding GmbH 49,163 shares of no par value. Furthermore, the extraordinary general meeting on July 10, 2000 passed a resolution to set the company's share capital in the amount of DM 977,915.00 at Euro 500,000.00, using the predetermined Euro to DM exchange rate (1:1.95583) and to amend the articles of incorporation accordingly. It was also agreed to newly divide the share capital into 500,000 shares of no par value, with ProSieben Media AG's entitlement amounting to 360,000 shares and that of SAT.1 Holding GmbH to 140,000 shares.

Prior to the merger between ProSieben and SAT.1, extensive restructuring measures were put into place, especially on the part of SAT.1. The following steps set out the individual corporate restructuring measures. At SAT.1 Satelliten Fernsehen GmbH (transfering company), the entire business operation including all assets, liabilities and shareholders' equity together with all rights and obligations as well as all commitments were transferred as a whole to the resulting newly formed company SAT.1 Satelliten Fernsehen GmbH (thereafter: SAT.1 new GmbH), Berlin (spin-off for the purpose of a new business start-up). In addition to the participating interest in SAT.1 Holding GmbH, also excepted from the transfer were all rights and obligations of the transfering company arising from silent partnerships with shareholders, namely PKS Programmgesellschaft für Kabel- und Satellitenrundfunk mbH, Axel Springer Verlag AG and AKTUELL Presse-Fernsehen GmbH & Co. KG, in particular the respective positions of the shareholders and the resulting liabilities of the transfering company. The former SAT.1 Satelliten Fernsehen GmbH was renamed SAT.1 Beteiligungs GmbH. In respect of Media 1 Medienvermarktung GmbH (transfering company), the entire business operation, including all assets, liabilities and shareholders' equity together with all rights and obligations as well as all commitments were transferred in their entirety to the resulting newly formed company Media 1 Medienvermarktung GmbH (thereafter: Media 1 new GmbH), Berlin (spin-off for the purpose of a new business start-up). In addition to the participating interest in SAT.1 Holding GmbH only individual liabilities of the transfering company were exempted from the transfer totaling around DM 3.5 million. Media 1 Medienvermarktung GmbH was renamed Media 1 Beteiligungs GmbH. Subsequently, all shares in SAT.1 new GmbH and in Media 1 new GmbH were contributed to SAT.1 Holding GmbH in exchange for interests in SAT.1 Holding GmbH. The extraordinary shareholders' meeting of SAT.1 Holding GmbH on August 18, 2000, passed a resolution in this respect to increase the nominal capital of SAT.1 Holding GmbH by Euro 54,461,400.00 from Euro 25,000.00 to Euro 54,486,400.00. Through this action, the share capital of SAT.1 Holding GmbH was already fixed at this stage to allow the company to grant each of the shareholders a total of 50 registered ordinary shares of no par value per nominal Euro 100.00 of their respective shareholdings as well as 50 bearer preference shares of no par

value in ProSiebenSat.1 Media AG, with a view to simplifying the exchange ratio within the framework of the merger. The capital increase at SAT.1 Holding GmbH was registered with the commercial register of the lower court of Munich on September 21, 2000.

At ProSieben Media AG, a capital increase out of the company's retained earnings was adopted on May 31, 2000. In accordance with § 207 item 2 sentence 2 of the German Stock Corporation Act, the company's share capital is increased by Euro 15,523,920.79 from Euro 89,476,079.21 to Euro 105,000,000.00 out of the company's retained earnings without the issuance of new shares by converting a partial amount of Euro 2,598,487.60 of the total revenue reserves shown in the balance sheet in the amount of Euro 40,392,058.61 and by converting a partial amount of Euro 12,925,433.19 of the capital reserves shown in the balance sheet in the total amount of Euro 247,925,433.19 into registered share capital.

Prior to bringing together the ProSieben Group and SAT.1 Group, the assets and legal relationships of the business division "Fernsehsender ProSieben" (Television station ProSieben) at ProSieben Media AG were spun off into a newly established subsidiary - ProSieben Television GmbH (spin-off for the purpose of a new business start-up). The relevant spin-off plan was prepared by the Executive Board of ProSieben Media AG on June 30, 2000, and was notarized on July 10, 2000.

On July 10, 2000, ProSiebenSat.1 Media AG entered into a merger agreement with ProSieben Media AG and SAT.1 Holding GmbH. The merger agreement provides for ProSieben Media AG and SAT.1 Holding GmbH to transfer their assets including all rights and obligations in their entirety to ProSiebenSat.1 Media AG. Both transfering companies have ceased to exist and the shareholders of ProSieben Media AG as well as the shareholders of SAT.1 Holding GmbH have become shareholders of ProSiebenSat.1 Media AG. In order to be able to grant the shareholders of ProSieben Media AG and the partners of SAT.1 Holding GmbH shares in ProSiebenSat.1 Media AG, the extraordinary general meeting on August 22, 2000, passed a resolution to convert the bearer shares issued by the company into registered ordinary shares with restricted transferability and to increase the company's share capital by Euro 193,986,400.00 from Euro 500,000.00 to Euro 194,486,400.00 through the issue of 96,743,200 new registered ordinary shares of no par value and 97,243,200 new bearer preference shares of no par value with a pro rata capital stock contribution of Euro 1.00 per share and with full entitlement to profits from January 1, 2000. Within the framework of the merger, each share in ProSieben Media AG with a pro rata capital stock contribution of Euro 3.00 has been exchanged for four shares with a pro rata capital stock contribution of Euro 1.00. This has resulted in the capital reserves of ProSieben Media AG in the amount of a partial sum of Euro 35,000,000.00 being absorbed in the subscribed capital of ProSiebenSat.1 Media AG.

On August 22, 2000, the extraordinary general meeting of ProSiebenSat.1 approved the merger agreement. The approval was also extended to the post-formation agreement. The merger and the post-formation were entered in the commercial register of the lower court of Munich on October 2, 2000. In addition, the merger was also approved by the extraordinary general meeting of ProSieben Media AG, the special meeting of the preference shareholders' of ProSieben Media AG and the extraordinary shareholders' meeting of SAT.1 Holding GmbH on August 22, 2000. The merger was entered in the commercial register of ProSieben Media AG and in the commercial register of SAT.1 Holding GmbH on September 28, 2000, as well as in the commercial register of ProSiebenSat.1 Media AG on October 2, 2000, in each case at the lower court of Munich.

As at December 31, 2000, the subscribed capital of ProSiebenSat.1 Media AG amounted to Euro 194,486,400.00. The subscribed capital is divided into 97,243,000 ordinary registered shares of no par value and 97,243,000 non voting bearer preference shares of no par value, each with a pro rata capital stock contribution in the amount of Euro 1.00 per share.

Following the merger, the capital reserves amount to Euro 322,318,623.91. The group revenue reserves for ProSiebenSat.1 Media AG in the amount of Euro 282,351.95 consist entirely of other revenue reserves.

In the financial year 2000, retained earnings for ProSiebenSat.1 Media AG amounted to Euro 127,050,928.83, of which Euro 63,000,000.00 are to be allocated to other revenue reserves.

According to German commercial law, the parent company ProSiebenSat.1 Media AG, can pay dividends to shareholders out of the company's net earnings for the year but not out of the group profit. At the annual general meeting on May 31, 2001, the Executive Board and the Supervisory Board will propose a dividend of Euro 0.30 for each non-par value preference share, and Euro 0.28 for each non-par value ordinary share. The amount is based on the 2000 annual net profit, after deduction of revenue reserves, and corresponds to Euro 56,401,056.00. Euro 7,649,872.83 will be carried forward to the new accounting period.

(8) Accruals

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
	Euro	(Pro forma) Euro	Euro	Euro
Accrued taxes	57,853,989.28	65,373,064.83	19,195,639.08	—
Accruals for anticipated losses	2,617,900.00	9,491,622.47	—	—
Accruals for outstanding purchase invoices	50,940,135.74	45,962,187.17	3,603,000.00	—
Other accruals	43,568,185.38	62,318,668.83	11,042,000.00	2,045.17
Total	154,980,210.40	183,145,543.30	33,840,639.08	2,045.17

The tax accruals consist primarily of trade tax on income and corporation tax.

The remaining other accruals at the ProSiebenSat.1 Group include in particular provisions for unclaimed holiday leave, GEMA payments, redundancy schemes and compensation, litigation costs as well as provisions for claims for damages and punitive damages.

Major single items at ProSiebenSat.1 Media AG include provisions for interest on additional tax payments relating to the already established partial results of the tax audit of the accounts for the years 1993 to 1996, provisions in respect of claims for damages and punitive damages as well as provisions for bonus payments and compensation.

(9) Liabilities

ProSiebenSat.1 Group as at Dec. 31, 2000

	Up to 1 year	Remaining term of 1 to 5 years	More than 5 years	Total Dec. 31, 2000	Total Dec. 31, 1999
	Euro	Euro	Euro	Euro	(Pro forma) Euro
Bonds	—	127,822,970.30	—	127,822,970.30	127,822,970.30
Liabilities to banks	369,178,693.79	5,112,918.81	73,921,188.43	448,212,801.03	416,643,862.80
Total financial liabilities	369,178,693.79	132,935,889.11	73,921,188.43	576,035,771.33	544,466,833.10
Deposits received	482,443.53	—	—	482,443.53	2,458,041.77
Trade accounts payable	161,173,753.72	196,180.02	—	161,369,933.74	244,176,117.82
Liabilities to affiliates	60,208,690.79	—	—	60,208,690.79	102,741,258.91
Liabilities to companies in which there is a participating interest	129,206.13	—	—	129,206.13	36,472,757.49
Other liabilities	66,925,857.68	346,448.66	—	67,272,306.34	68,289,168.76
(amounts due for taxes)	(27,801,000.93)	—	—	(27,801,000.93)	
(amounts due for social security)	(4,697,835.83)	—	—	(4,697,835.83)	
Total	658,098,645.64	133,478,517.79	73,921,188.43	865,498,351.86	998,604,177.85
(amounts secured by real estate charges)				79,034,107.27	61,355,025.74

ProSiebenSat.1 Media AG as at Dec. 31, 2000

	Up to 1 year	Remaining term of 1 to 5 years	More than 5 years	Total Dec. 31, 2000	Total Dec. 31, 1999
	Euro	Euro	Euro	Euro	Euro
Bonds	—	127,822,970.30	—	127,822,970.30	—
Liabilities to banks	223,031,205.11	—	—	223,031,205.11	—
Total financial liabilities	223,031,205.11	127,822,970.30	—	350,854,175.41	—
Trade accounts payable	4,338,342.00	—	—	4,338,342.00	—
Liabilities to affiliates	55,659,814.20	—	—	55,659,814.20	—
Other liabilities	20,260,645.47	—	—	20,260,645.47	—
(amounts due for taxes)	(12,359,671.74)	—	—	(12,359,671.74)	
(amounts due for social security)	(587,737.25)	—	—	(587,737.25)	
Total	303,290,006.78	127,822,970.30	—	431,112,977.08	—
(amounts secured by real estate charges or other rights)				—	—

Liabilities are shown at their nominal value or at the appropriate higher repayment value.

The real estate charges relate entirely to liabilities to banks.

Liabilities to affiliated companies relate mainly to KirchMedia GmbH & Co. Kommanditgesellschaft auf Aktien and DSF Deutsches Sportfernsehen GmbH.

Liabilities to affiliated companies shown in the financial statements for ProSiebenSat.1 Media AG are mainly related to N24 Gesellschaft für Nachrichten und Zeitgeschehen mbH, ProSieben Television GmbH, ProSieben Club & Shop Gesellschaft für Marketing und Handelsservices mbH, ProSieben Information Service GmbH as well as to SevenOne Media GmbH.

Other liabilities include, for the most part, tax liabilities and liabilities arising from the deferral and accrual of interest.

(10) Contingent liabilities

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
	Euro	(Pro forma) Euro	Euro	Euro
Contingent liabilities from guarantees	28,590,687.63	32,248,111.12	113,892,314.40	—
(amounts due to Group companies)	—	—	85,685,095.68	—

Contingent liabilities arising from guarantees in the Group are mainly related to initial rental liabilities for MAGIC MEDIA COMPANY TV-Produktionsgesellschaft mbH, Hürth.

(11) Other financial commitments

ProSiebenSat.1 Group

	Due within one year	Due within 2 to 5 years	Due after 5 years	Total
	Euro	Euro	Euro	Euro
Programming assets	719,580,666.15	300,244,867.32	16,196,576.39	1,036,022,109.86
Royalties	62,701,089.84	201,064,327.73	69,637,155.78	333,402,573.34
Leasing and long-term rental commitments	46,170,977.63	118,982,050.20	139,662,157.57	304,815,185.40
Other commitments	47,564,833.38	49,896,563.76	4,453,353.21	101,914,750.35
Total	**876,017,566.99**	**670,187,809.01**	**229,949,242.95**	**1,776,154,618.95**

ProSiebenSat.1 Media AG

	Due within one year	Due within 2 to 5 years	Due after 5 years	Total
	Euro	Euro	Euro	Euro
Leasing and long-term rental commitments	11,985,554.14	46,752,544.99	129,523,907.11	188,262,006.24
Total	**11,985,554.14**	**46,752,544.99**	**129,523,907.11**	**188,262,006.24**

In addition to the accruals, liabilities and contingent liabilities, other financial commitments exist. These arise mainly from contractual agreements entered into before December 31, 2000, and relate to programming assets with licensing dates beginning after January 1, 2001, as well as royalties, leasing and long-term rental contracts.

(12) Revenues

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2000	1999	2000	1999
	Euro	(Pro forma) Euro	Euro	Euro
Advertising revenues	2,083,676,047.71	1,945,588,633.59	—	—
Other revenues	71,541,539.59	72,619,629.30	—	—
Total	**2,155,217,587.30**	**2,018,208,262.89**	—	—

The ProSiebenSat.1 Group's revenues, which amounted to Euro 2,155.2 million, relate mainly to advertising revenues, which are almost entirely achieved in the Federal Republic of Germany. Consequently, no breakdown of revenues by areas of activity or specific geographic location of markets has been provided.

(13) Other operating income

The decrease in other operating income is mainly attributable to the reduced appreciation of programming assets. Appreciation arising from a revaluation of the programming assets was carried out for the first time in the financial year 1999, as a result of changes to the German tax law. The new legislation 1999/2000/2002 governing the lowering of the tax burden also requires a valuation update of the programming assets, with effect from the 1999 financial year, if the reasons for earlier unscheduled depreciation no longer apply.

Other major single items under other operating income relate to income from cost transfers to third parties, income from the release of provisions, income from the sale of programs and income from exchange rate

differences. The financial statements of ProSiebenSat.1 Media AG include under other operating income additional income from services charged to companies within the Group.

(14) Programming and material costs

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2000	1999	2000	1999
	Euro	(Pro forma) Euro	Euro	Euro
Amortization of programming assets	1,090,807,022.47	1,106,860,406.07	—	—
Licenses, transmission fees and materials	118,669,103.02	113,361,385.16	—	—
Purchased services and goods for resale	170,573,561.07	165,745,597.46	—	—
Total	**1,380,049,686.56**	**1,385,967,388.69**	—	—

The depreciation of programming assets includes the depreciation resulting from program transmissions and the unscheduled depreciation of programming assets.

Expenditure for licenses, transmission fees and materials relate in particular to transmission and production costs as well as satellite rental costs. Expenses for purchased services and goods are mainly related to production costs, licensing rights and professional fees.

(15) Personnel expense

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2000	1999	2000	1999
	Euro	(Pro forma) Euro	Euro	Euro
Wages and salaries	191,723,003.27	162,689,746.28	22,857,534.59	—
Social security contributions and expenses for pensions and other employee benefits	27,846,456.25	23,253,769.62	2,388,136.24	—
Total	**219,569,459.52**	**185,943,515.90**	**25,245,670.83**	—

The increase in personnel expenses for the ProSiebenSat.1 Group is due to the rise in the number of employees. The staff increase is a result of the set up of the news channel N24 Gesellschaft für Nachrichten und Zeitgeschehen mbH, the expansion of the ddp Nachrichtenagentur GmbH and the expansion of the multimedia business segment.

(16) Depreciation and amortization of intangible and tangible assets

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2000	1999	2000	1999
	Euro	(Pro forma) Euro	Euro	Euro
Scheduled amortization and special provisions of intangible assets	24,795,252.05	23,572,942.08	1,210,241.18	—
Scheduled depreciation and special provisions of tangible assets	35,916,001.15	28,920,690.61	6,807,302.48	—
Unscheduled depreciation and special provisions on intangible assets	2,302,668.86	—	—	—
Total	**63,013,922.06**	**52,493,632.69**	**8,017,543.66**	—

The amortization and depreciation of intangible assets in the Group include allowances for goodwill, which amount to Euro 22.6 million (Euro 19.9 million in the previous year). The amortization of goodwill arising from the equity valuation is shown under capital investment income.

(17) Other operating expense

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2000	1999	2000	1999
	Euro	(Pro forma) Euro	Euro	Euro
Expenses relating to other periods	6,033,792.55	4,633,397.21	444,659.47	—
Maintenance expenses	9,076,134.28	6,944,607.46	4,398,082.86	—
Administrative expenses	58,035,442.25	40,386,901.78	14,314,153.83	—
Selling expenses	126,837,267.74	112,982,720.48	15,887,392.81	—
Other operating expenses	63,299,383.55	74,222,998.80	28,619,198.72	4,294.85
Total	**263,282,020.37**	**239,170,625.73**	**63,663,487.69**	**4,294.85**

The largest single items in administrative expenses relate to EDP expenditure, cost of office furniture and equipment as well as technical consumables and legal and consultancy fees.

Marketing costs mainly include advertising expenditure, market research expenditure and travel expenses. Business services provided through affiliated companies are also included under marketing costs in the 2000 financial statements of ProSiebenSat.1 Media AG.

Significant single items under other operating expenses include rental expenditure, leasing costs for technical installations and expenses for film subsidies.

(18) Income from participating interests

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2000	1999	2000	1999
	Euro	(Pro forma) Euro	Euro	Euro
Income from participating interests	26,342.02	10,956.25	97,147,344.16	—
Result of participating interests in associated companies	(1,041,616.85)	(227,334.60)	—	—
Income from transfer of earnings	—	—	260,377,378.85	—
Expenses from loss absorption	—	—	(37,057,901.57)	—
Total	**(1,015,274.83)**	**(216,378.35)**	**320,466,821.44**	—

(19) Net interest expense

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2000	1999	2000	1999
	Euro	(Pro forma) Euro	Euro	Euro
Other interest and similar income	4,928,220.53	3,652,856.72	9,425,396.91	1,240.22
Interest and similar expenses	(43,487,428.46)	(45,874,958.45)	(13,896,795.54)	—
Total	**(38,559,207.93)**	**(42,222,101.73)**	**(4,471,398.63)**	**1,240.22**

Significant items under interest expenses for ProSiebenSat.1 Media AG include interest paid for loans and interest paid for the bond issued in 1998.

Interest earned by ProSiebenSat.1 Media AG mainly relates to interest income from affiliated companies.

(20) Other financial income/expense

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2000	1999	2000	1999
	Euro	(Pro forma) Euro	Euro	Euro
Income from loans of fixed financial assets	384,551.83	39,890.25	237,285.50	—
Amortization of financial assets	(24,302,994.07)	(3,010,536.70)	(22,025,798.38)	—
Total	(23,918,442.24)	(2,970,646.45)	(21,788,512.88)	—

The amortization of financial assets includes in particular write-downs on trade investments in LetsBuyIt.com N.V., Netherlands, and on trade investments in RTL/ProSieben Schweiz Fernseh AG, Switzerland.

(21) Extraordinary income/expense

Extraordinary expenses for the Group in the financial year 2000, in the amount of Euro 27.4 million, are entirely related to the costs arising within the framework of the merger. Extraordinary expenses for ProSiebenSat.1 Media AG amount to Euro 17.0 million.

(22) Group cash flow statement

	2000 Euro mill	1999 (Pro forma) Euro mill
Income for the period before extraordinary items	120	81
Depreciation and amortization / Appreciation of fixed assets	87	55
Depreciation of programming assets, including appreciations	1,078	1,077
Change in accruals for anticipated losses on programming assets	(7)	(19)
Cash flow calculated according with DVFA / SG	1,279	1,195
Gain on disposal of fixed assets	(2)	—
Gain on disposal of programming assets	(7)	(6)
Loss on disposal of fixed assets	2	1
Loss on disposal of programming assets	1	1
Disposal of programming assets not affecting payments	5	15
Changes in other accruals	(21)	98
Increase / decrease in inventories, accounts receivable and other assets not associated with investing or financing activities	(13)	(118)
Increase / decrease in accounts payable and other liabilities not associated with investing or financing activities	(96)	31
Effects of changes in scope of consolidation	(1)	(13)
Expenditures for extraordinary items	(27)	—
Cash flow from operating activities	1,120	1,204
Proceeds from disposal of intangible assets	1	1
Proceeds from disposal of tangible assets	12	2
Proceeds from disposal of financial assets	6	—
Proceeds from disposal of programming assets	14	33
Expenditures in intangible assets	(8)	(6)
Expenditures in tangible asset	(47)	(60)
Expenditures in programming assets	(999)	(1,038)
Expenditures for purchase of equity interests	(26)	(16)
Cash flow from investing activities	(1,047)	(1,084)
Proceeds from loans taken out and repayments of financial debt (net)	(37)	(77)
Dividend for 1999	(40)	(34)
Cash flow from financing activities	(77)	(111)
Change in cash and cash equivalents not affecting payments	(4)	9
Cash and cash equivalents at beginning of year	31	22
Cash and cash equivalents as of December 31, 2000	27	31

(23) Segment reporting

Because the television business segment accounts for around 95 percent of total revenues of all significant positions for the report by segment, the preparation of a report by segment has been dispensed with. Detailed information on the ProSiebenSat.1 Group's different markets has been provided in the management report.

(24) Average number of employees during the year

	ProSiebenSat.1 Group		ProSiebenSat.1 Media AG	
	2000	1999 (Pro forma)	2000	1999
Employees	3,183	2,696	425	—
Volunteers and trainees	242	168	29	—
Total	3,425	2,864	454	—

Part-time positions have been taken into account as an equivalent number of full-time positions.

(25) Executive Board and Supervisory Board

Members of the Executive Board and the Supervisory Board of ProSiebenSat.1 Media AG are listed on page 125 of this report.

In the year under review, expenses for remuneration paid to current members of the Executive Board at ProSiebenSat.1 Media AG totaled Euro 3,299,126.58.

Expenses for the Supervisory Board at ProSiebenSat.1 Media AG amounted to Euro 275,174.46 in the year under review.

(26) Group affiliation

The main shareholder of ProSiebenSat.1 Media AG has notified the company in accordance with § 21 item 1, 1a of the German Securities Trading Act, that KirchMedia & Co. KGaA in accordance with the German Stock Corporation Act and within the meaning of the German Securities Trading Act, indirectly and directly holds 100 percent (calculated through the company owns 88.52 percent) of the ordinary voting stock in ProSiebenSat.1 Media AG, whose shares were first admitted for official trading on the Frankfurt stock exchange on October 4, 2000.

The consolidated financial statements of ProSiebenSat.1 Media AG will be included in the consolidated financial statements of KirchMedia GmbH & Co. Kommanditgesellschaft auf Aktien, based in Unterföhring, and in the overall consolidated financial statements of Kirch Holding GmbH & Co. KG, based in Ismaning. The consolidated financial statements of KirchMedia GmbH & Co. Kommanditgesellschaft auf Aktien will be made public following their preparation and audit and can be examined at the Companies Registration Office at the district court of Munich under registration number HRB 126210.

Major Subsidiaries and Associated Companies of the ProSiebenSat.1 Group

Consec. no.	Company	Location	Country	Interest	Held via no.
	Affiliated companies				
1	ProSiebenSat.1 Media Aktiengesellschaft	Unterföhring	Germany		
2	ArtMedia Group, Inc.	New York	USA	100%	19
3	ArtMerchandising & Media AG	Unterföhring	Germany	55%	17
4	Buchagentur Intermedien-GmbH	Unterföhring	Germany	100%	17
5	Buchagentur Intermedien-GmbH & Co. Marketing KG	Unterföhring	Germany	100%	17
6	CM Community Media GmbH & Co. KG	Cologne	Germany	76%	26

Consec. no.	Company	Location	Country	Interest	Held via no.
7	CM Community Media Verwaltungs GmbH	Cologne	Germany	100%	26
8	ddp Nachrichtenagentur GmbH	Unterföhring	Germany	100%	26
9	ddp/vwd Wirtschaftsnachrichten GmbH	Unterföhring	Germany	50.2%	8
10	GBV Gesellschaft für Beschaffung und Verwertung von Fernsehrechten mbH	Berlin	Germany	100%	34
11	GBV Gesellschaft für Beschaffung und Verwertung von Fernsehrechten mbH & Co. Vertriebs KG	Berlin	Germany	100%	34
12	IT4TV GmbH	Unterföhring	Germany	60%	27
13	KABEL 1 K1 Fernsehen GmbH	Unterföhring	Germany	100%	1
14	MediaGruppe München Werbeforschung und -vermarktung Verwaltungsgesellschaft mbH	Unterföhring	Germany	100%	1
15	MGA MediaGruppe Werbeforschung und -vermarktung GmbH	Vienna	Austria	100%	39
16	MGD MediaGruppe Digital GmbH	Unterföhring	Germany	100%	26
17	MM Merchandising München GmbH	Unterföhring	Germany	100%	1
18	MRG Moosfeld Redaktions- und Dienstleistungsgesellschaft mbH	Munich	Germany	100%	47
19	MUSEUM MASTERS INTERNATIONAL, LTD.	New York	USA	100%	3
20	N24 Gesellschaft für Nachrichten und Zeitgeschehen mbH	Unterföhring	Germany	100%	1
21	N24 Geschäftsführungs-GmbH	Unterföhring	Germany	100%	1
22	Privatfernsehen in Bayern GmbH & Co. KG	Munich	Germany	87.6%	47
23	Privatfernsehen in Bayern Verwaltungs GmbH	Munich	Germany	53.7%	47
24	PRO SIEBEN Home Entertainment GmbH Bild- und Tonträgervertrieb	Unterföhring	Germany	100%	1
25	ProSieben Club & Shop Gesellschaft für Marketing- und Handelsservices mbH	Unterföhring	Germany	100%	1
26	ProSieben Digital Media GmbH	Unterföhring	Germany	100%	1
27	ProSieben Information Service GmbH	Unterföhring	Germany	100%	1
28	ProSieben Television GmbH	Unterföhring	Germany	100%	1
29	SAT.1 Berlin Produktion GmbH	Berlin	Germany	100%	34
30	SAT.1 Boulevard TV GmbH	Berlin	Germany	100%	34
31	SAT.1 Norddeutschland GmbH	Hanover	Germany	100%	34
32	SAT.1 Privatfernsehen Baden-Württemberg GmbH	Stuttgart	Germany	100%	34
33	SAT.1 Privatfernsehen Baden-Württemberg GmbH & Co. KG	Stuttgart	Germany	100%	34
34	SAT.1 SatellitenFernsehen GmbH	Mainz/Berlin	Germany	100%	1
35	SAT.1 und Radio HUNDERT,6 Medien Beteiligungs GmbH	Berlin	Germany	74.9%	34
36	SAT.1 und Radio HUNDERT,6 Medien Beteiligungs GmbH Berlin & Co. Betriebs KG	Berlin	Germany	100%	34
37	SELCO Service-Gesellschaft für elektronische Kommunikation mbH	Unterföhring	Germany	100%	46[(1)]

Consec. no.	Company	Location	Country	Interest	Held via no.
38	Seven Scores Musikverlag GmbH	Unterföhring	Germany	100%	1
39	SevenOne Media GmbH	Unterföhring	Germany	100%	1
40	SevenOne Media (Schweiz) AG	Zurich	Switzerland	98%	26
41	SevenPictures Film GmbH	Unterföhring	Germany	100%	1
42	SevenSenses Agentur für Mediendesign und Marketing GmbH	Unterföhring	Germany	100%	1
43	STARWATCH Navigation Gesellschaft für interaktive Kommunikation Geschäftsführungs-GmbH	Unterföhring	Germany	100%	1
44	STARWATCH Navigation Gesellschaft für interaktive Kommunikation GmbH & Co. Produktions KG	Unterföhring	Germany	100%	1
45	SZM Studios Film-,TV- und Multimedia-Produktions GmbH	Unterföhring	Germany	100%	1
46	TELEDIREKT Vermarktungsgesellschaft für Fernsehempfang mbH	Unterföhring	Germany	100%	1
47	tv-weiß-blau Rundfunkprogrammanbieter GmbH	Munich	Germany	100%	34(2)
	Affiliated companies, not consolidated				
48	Berliner Pool TV Produktionsgesellschaft mbH	Berlin	Germany	33.3%	20
49	Berliner Pool TV Produktionsgesellschaft mbH	Berlin	Germany	33.3%	34
50	Merchandising Prag spol. s.r.o.	Prague	Czech Republic	100%	17
51	PM&S-Software GmbH	Minsk	Republic of Belarus	60%	27
52	VG Satellit Gesellschaft zur Verwertung der Leistungsschutzrechte von Sendeunternehmen mbH	Unterföhring	Germany	100%	26
	Associated companies—at equity				
53	GI Gesellschaft für Informationstechnologie Aktiengesellschaft	Herford	Germany	50%	27
54	IP Multimedia (Schweiz) AG	Zurich	Switzerland	23%	40
55	MAGIC MEDIA COMPANY TV-Produktionsgesellschaft mbH	Hürth	Germany	25.4%	1
56	RTL/ProSieben Schweiz Fernseh AG	Zurich	Switzerland	25%	1
57	SAT.1 Privatrundfunk und -programmgesellschaft m.b.H	Vienna	Austria	25%	34
58	SAT.1 Schweiz AG	Zurich	Switzerland	50%	34
59	Sport1 GmbH & Co. KG	Hamburg	Germany	25.5%	34
60	Sport1 Verwaltungsgesellschaft mbH	Ismaning	Germany	25.5%	34
	Other equity holdings				
61	AFK Aus- und Fortbildungs GmbH für elektronische Medien	Munich	Germany	5%	1
62	AFK Aus- und Fortbildungs GmbH für elektronische Medien	Munich	Germany	5%	13
63	AFK Aus- und Fortbildungs GmbH für elektronische Medien	Munich	Germany	1%	34
64	Deutscher Fernsehpreis GmbH	Cologne	Germany	25%	34

Consec. no.	Company	Location	Country	Interest	Held via no.
65	EPS Programm Service AG	Zurich	Switzerland	20%	44
66	LetsBuyIt.com N.V.	Amsterdam	Netherlands	16.85%	1
67	MECOM Medien-Communications-Gesellschaft mbH	Hamburg	Germany	10%	8
68	OBIS Gesellschaft für Online-Buchungs- und -Informationssysteme mbH	Unterföhring	Germany	20%	39
69	OBIS Gesellschaft für Online-Buchungs- und -Informationssysteme mbH	Unterföhring	Germany	20%	34
70	SevenX Filmverleih GmbH	Unterföhring	Germany	50%	41
71	wetter.com AG i.Gr.	Singen	Germany	44%	26

(1) ProSiebenSat.1 Media AG holds a 100% stake in SELCO GmbH as silent shareholder

(2) SAT.1 SatellitenFernsehen GmbH holds a 100% stake in tv-weiß-blau Rundfunkprogrammanbieter GmbH as silent shareholder

Status: December 31, 2000

Auditor's Report

We have audited the annual financial statements and the consolidated financial statements, including the accounting and the management report and group management report of ProSiebenSat.1 Media Aktiengesellschaft, Unterföhring, for the business year from January 1 to December 31, 2000. The maintenance of the books and records and the preparation of the annual financial statements, the consolidated financial statements, the management report and the group management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, the consolidated financial statement, the bookkeeping system and the management report and the group management report based on our audit.

We conducted our audit of the annual individual and consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that material misstatements affecting the presentation of the net assets, financial position and results of operations in the individual and in the consolidated annual financial statements in accordance with German accounting principles and in the management report and group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the individual and consolidated annual financial statements, the management report and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements, the consolidated financial statement, the management report and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the individual annual financial statements and the consolidated annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company and the Group in accordance with German principles of proper accounting. On the whole the management report and the group management report provide a suitable understanding of the Company's position and suitably presents the risks of future development.

Essen, March 7, 2001
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

/s/ H.-J. FRÜH	/s/ A. GAEB
H.-J. Früh Wirtschaftsprüfer	A. Gaeb Wirtschaftsprüfer

Registered Office of the Issuer

Medienallee 7
85774 Unterföhring
Germany

Initial Purchaser

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Legal Advisor to the Issuer

As to United States law:

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

As to German law:

Freshfields Bruckhaus Deringer
Taunusanlage 11
60329 Frankfurt

Freshfields Bruckhaus Deringer
Prannerstrasse 10
80333 Munich

Legal Advisor to the Initial Purchaser

As to United States law:
Simpson Thacher & Bartlett
Citypoint
One Ropemaker Street
London EC2Y 9HU

Luxembourg Listing Agent

Kredietbank S.A. Luxembourgeoise
43 Boulevard Royal
2955 Luxembourg

Registrar, Transfer Agent, Principal Paying Agent and Trustee

JPMorgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1W 1YT

Luxembourg Paying Agent and Transfer Agent
J.P. Morgan Bank Luxembourg S.A.
5 rue Plaetis
2338 Luxembourg Grund

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We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this offering memorandum. You must not rely on unauthorized information or representations.

This offering memorandum does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this offering memorandum is current only as of the date on its cover page, and may change after that date. For any time after the cover date of this offering memorandum, we do not represent that our affairs are the same as described or that the information in this offering memorandum is correct—nor do we imply those things by delivering this offering memorandum or selling securities to you.

TABLE OF CONTENTS

Summary	1
Risk Factors	9
Use of Proceeds	17
Capitalization	18
Selected Financial Data	20
Management's Discussion and Analysis of Financial Condition and Results of Operations	23
Summary of Significant Differences Between German GAAP and U.S. GAAP	43
Industry Overview	47
Business	51
Management	71
Corporate Organization of ProSiebenSat.1 Media AG	77
Related-Party Transactions	78
Description of Certain Indebtedness	79
Description of the Notes	81
Book Entry, Delivery, and Form	129
Plan of Distribution	132
Notice to Investors and Transfer Restrictions	134
Service of Process and Enforcement of Civil Liabilities	138
Tax Considerations	139
Legal Matters	143
Where You Can Find Other Information	143
Independent Auditors	143
Listing and General Information	144
Index to Financial Statements	F-1

OFFERING MEMORANDUM

ProSiebenSat.1 Media AG

€200,000,000
11.25% Senior Notes due 2009

Deutsche Bank

July 24, 2002

ProSiebenSat.1 Media AG

Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-10
Fax +49 [89] 95 07-11 22